   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1997


                                                      REGISTRATION NO. 333-36125
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                KITTY HAWK, INC.

             (Exact name of registrant as specified in its charter)

             DELAWARE                             4731                            75-2564006
 (State or other jurisdiction of      (Primary standard industrial             (I.R.S. employer
  incorporation or organization)      classification code number)            identification no.)
                                                                    M. TOM CHRISTOPHER
                                                                 CHIEF EXECUTIVE OFFICER
              1515 WEST 20TH STREET                               1515 WEST 20TH STREET
                 P.O. BOX 612787                                     P.O. BOX 612787
  DALLAS/FORT WORTH INTERNATIONAL AIRPORT, TEXAS      DALLAS/FORT WORTH INTERNATIONAL AIRPORT, TEXAS
                      75261                                               75261
                  (972) 456-2200                                      (972) 456-2200
   (Address, including zip code, and telephone      (Name, address, including zip code, and telephone
                number, including                                        number,
  area code, of registrant's principal executive        including area code, of agent for service)
                      offices)

                             ---------------------
                          Copies of communications to:

                 MICHAEL M. BOONE                                   JOEL S. KLAPERMAN
                  GREG R. SAMUEL                                   JAMES S. SCOTT, SR.
              HAYNES AND BOONE, LLP                                SHEARMAN & STERLING
              3100 NATIONSBANK PLAZA                               599 LEXINGTON AVENUE
                 901 MAIN STREET                                 NEW YORK, NEW YORK 10022
             DALLAS, TEXAS 75202-3789                                 (212) 848-4000
                  (214) 651-5000

                             ---------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject To Completion)

Issued November 12, 1997


                                4,100,000 Shares

                            [KITTY HAWK, INC. LOGO]
                                KITTY HAWK, INC.

                                  COMMON STOCK

                            ------------------------

   Of the 4,100,000 shares of Common Stock offered hereby (the "Common Stock Offering"), 3,000,000 shares of Common Stock are being sold by the Company and
  1,100,000 shares are being sold by stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the net proceeds from the sale of shares of Common Stock by the Selling Stockholders. The Common Stock is quoted on the Nasdaq National Market
  System under the symbol "KTTY." On November 5, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market System was $20 3/8 per
                                     share.

      Concurrently with the Common Stock Offering, the Company is offering $340,000,000 aggregate principal amount of Senior Secured Notes (the "Notes") of the Company due 2004 (the "Note Offering"). The closing of the Common Stock Offering is subject to the concurrent consummation of the Merger and the Note
   Offering and entering into the New Credit Facility and Term Loan. See "The
     Merger," "Use of Proceeds" and "Description of Certain Indebtedness."

                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT
   SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED
                                    HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                            PRICE $          A SHARE
                            ------------------------

                                                    UNDERWRITING                             PROCEEDS TO
                                  PRICE TO         DISCOUNTS AND        PROCEEDS TO            SELLING
                                   PUBLIC          COMMISSIONS(1)       COMPANY(2)          STOCKHOLDERS
                                  --------         --------------       -----------         ------------
Per Share..................  $                    $                 $                    $
Total(3)...................  $                    $                 $                    $

------------

  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933. See "Underwriters."
  (2) Before deducting expenses payable solely by the Company estimated to be
      $        .
  (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 615,000 additional shares of Common Stock at the price to public, less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. See "Underwriters." If the Underwriters exercise such option in full, the total price to public, underwriting discounts and
      commissions and proceeds to Company will be $        , $        and
      $        , respectively.
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the several Underwriters, subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery
of the Shares will be made on or about                , 1997 at the office of
Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                     BT ALEX. BROWN
                                         SCOTT & STRINGFELLOW, INC.
                                                                      FIELDSTONE
                                                           FPCG SERVICES, L.P.
            , 1997

                           KEEPING BUSINESS IN MOTION

     [This page contains a series of photographs of airplanes flying and being loaded and unloaded and of Kitty Hawk's corporate headquarters. This page also unfolds to display a route map of Kitty Hawk, including short-term, seasonal passenger charter routes.]

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Prospectus Summary......................    4
Risk Factors............................   13
The Merger..............................   24
Use of Proceeds.........................   28
Price Range of Common Stock and Dividend
  Policy................................   29
Capitalization..........................   30
Unaudited Pro Forma Combined Financial
  Information...........................   31
Selected Financial and Operating Data...   38
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   42



                                          PAGE
                                          ----
Business................................   64
Management..............................   80
Certain Transactions....................   87
Principal and Selling Stockholders......   90
Description of Capital Stock............   91
Description of Certain Indebtedness.....   94
Shares Eligible for Future Sale.........   95
Underwriters............................   97
Legal Matters...........................   99
Experts.................................   99
Available Information...................   99
Index to Financial Statements...........  F-1


                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITERS."
                             ---------------------

     Industry statistics and projections presented herein were obtained from the 1996/97 World Air Cargo Forecast published by the Boeing Company (the "Boeing Report") which the Company has not independently verified.
                             ---------------------

                           FORWARD LOOKING STATEMENTS

     STATEMENTS CONTAINED IN THIS PROSPECTUS REGARDING THE COMPANY'S EXPECTATIONS WITH RESPECT TO THE INTEGRATION OF KITTY HAWK AND THE KALITTA COMPANIES, INCLUDING THE SYNERGIES RELATED THERETO, FUTURE OPERATIONS AND OTHER INFORMATION, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD LOOKING TERMINOLOGY, SUCH AS "MAY," "WILL," "EXPECT," "COULD," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, ARE FORWARD LOOKING STATEMENTS. SEE "RISK FACTORS" FOR CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD LOOKING STATEMENTS, INCLUDING IMPORTANT RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM RESULTS REFERRED TO IN THE FORWARD LOOKING STATEMENTS. THERE CAN BE NO ASSURANCE THAT THE COMPANY'S EXPECTATIONS REGARDING ANY OF THESE MATTERS WILL BE FULFILLED.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) and pro forma financial information appearing elsewhere in this Prospectus. The closing of this Common Stock Offering is conditioned on (i) the concurrent consummation of the mergers (collectively, the "Merger") of American International Airways, Inc. ("AIA"), American International Travel, Inc. ("AIT"), Flight One Logistics, Inc. ("FOL"), Kalitta Flying Service, Inc. ("KFS") and O.K. Turbines, Inc. ("OK") (collectively, the "Kalitta Companies") with and into separate subsidiaries of Kitty Hawk pursuant to the Merger Agreement (as defined), (ii) the concurrent consummation of the Note Offering and (iii) entering into the New Credit Facility (as defined) and the Term Loan (as defined). This Common Stock Offering, the Merger and the Note Offering are referred to herein collectively as the "Transactions". Unless otherwise indicated or the context otherwise requires, references in this Prospectus to (i) "Kitty Hawk" refer to Kitty Hawk, Inc. and its consolidated subsidiaries prior to giving effect to the consummation of the Transactions, (ii) the "Company" refer to Kitty Hawk and the Kalitta Companies on a combined basis after giving effect to the consummation of the Transactions, including the combination of the businesses conducted by Kitty Hawk and the Kalitta Companies prior to the Merger and (iii) "Refinancings" refer to the refinancing of all but approximately $10 million of the currently outstanding indebtedness of Kitty Hawk and the Kalitta Companies with a portion of the net proceeds of this Common Stock Offering, the Note Offering and the Term Loan.

                                  THE COMPANY

BUSINESS

     The Company is a leading U.S. and international air freight carrier and a leading provider of air freight charter logistics services in the U.S. The Company also provides airframe and engine maintenance services for third parties as well as for its own fleet. On a pro forma basis, after giving effect to the Merger, the Company's total revenues for the twelve months ended December 31, 1996 and the nine months ended September 30, 1997 were $552 million and $422 million, respectively.

     Air Freight Carrier Services. The Company is a leading provider of scheduled and charter air freight carrier services. The Company's scheduled air freight operations include an overnight freight service operating within a network of 47 North American cities and a service between Los Angeles, the Hawaiian Islands and several Pacific Rim countries. The Company's charter air freight operations include (i) contractual charters under which the Company generally supplies aircraft, crew, maintenance and insurance ("ACMI") and (ii) on-demand charters. The Company also provides air passenger charter services on a contractual and on-demand basis.

     Air Freight Logistics Services. The Company is a leading provider of same-day air freight charter logistics services in the U.S. The Company arranges the delivery of time sensitive freight using aircraft of third party air freight carriers as well as its own fleet. During 1996 the air logistics business managed over 14,000 on-demand flights.

     Aircraft Maintenance Services. The Company is one of the few dedicated air freight carriers in the world that provides comprehensive aircraft maintenance services, including airframe repair and engine overhaul (with the exception of certain aircraft engine components), to other aircraft operators as well as for its own fleet. This capability allows the Company to reduce its overall maintenance costs, including reduced aircraft downtime. The Company has major maintenance facilities in Oscoda and Ypsilanti, Michigan and Dallas, Texas.

FLEET

     The Company operates a fleet of 119 aircraft, including (i) four Boeing 747s, six Lockheed L-1011s, 19 Douglas DC-8s, 31 Boeing 727s and five Douglas DC-9-15Fs for its air freight carrier business, (ii) two Boeing 747s and two Lockheed L-1011s for its air passenger charter business and (iii) 50 small jet and prop aircraft (which include primarily Lear jets, Beechcraft and Convairs) in air freight and/or air passenger charter service.

AIR FREIGHT MARKET

     According to the Boeing Report, the world air cargo market grew at an average rate of more than 8% per year from 1970 to 1995 as measured in revenue ton kilometers, more than 2.5 times the growth rate of world Gross Domestic Product. Also, according to the Boeing Report, the world air freight market is expected to grow at 6.7% annually through 2015. Management believes this projected growth in the world air freight market will be fueled by many factors, including economic growth, relaxation of international trade barriers, increasingly time-sensitive product delivery schedules, increased use of "just-in-time" inventory management systems and increasing levels of Internet commerce. In addition, according to the Boeing Report, there is a trend towards shipping freight in dedicated freighter aircraft rather than in cargo space of passenger aircraft.

COMPETITIVE STRENGTHS

     The Company believes that the following factors are competitive strengths and promote strong relationships with its diversified customer base.

     - Established Market Position. The Company, including its predecessors, has provided air freight carrier services for more than 30 years. The Company's extensive fleet and the diversity of its air freight carrier services (scheduled, contract charters and on-demand charters) have enabled it to become a leading U.S. and international air freight carrier. The Company has a diversified customer base, including (i) freight forwarders such as Burlington Air Express, Eagle USA and Emery Worldwide Airlines, (ii) U.S. government agencies such as the U.S. Postal Service and the U.S. Military and (iii) businesses such as General Motors and Boeing.

     - Attractive Fleet Characteristics. The Company believes that it has been successful in purchasing and modifying aircraft for its own fleet at favorable costs. The aircraft in the Company's fleet range from Boeing 747s to prop aircraft, enabling the Company to provide its customers with the aircraft type best suited to their particular transportation needs. The size and diversity of its fleet also allows the Company to deploy aircraft among its three air freight carrier service lines in a manner which improves fleet utilization.

     - Broad Service Capabilities. The Company believes that its air freight carrier services are attractive to its customers for several reasons, including (i) its history of providing reliable service, (ii) its ability to provide time-definite air transportation of almost any type or size of freight to most destinations worldwide upon short notice, (iii) its ability to manage critical freight shipments in North America from pick-up through delivery and (iv) its ability to provide its customers with real time updates of aircraft location and progress. In addition, the Company is able to coordinate its domestic and international scheduled services to offer customers reliable freight delivery service to and from North America and the Pacific Rim and Central and South America. The Company's capabilities are enhanced by its management information systems which enable the Company to continually monitor its flight operations, thereby facilitating aircraft and flight crew scheduling.

RATIONALE FOR THE MERGER

     The combination of Kitty Hawk and the Kalitta Companies pursuant to the Merger makes the Company one of the leading U.S. and international air freight carriers as well as a leading provider of air freight charter logistics services in the U.S. The Merger also permits the Company to achieve a number of strategic and financial objectives, including:

     - Increased Utilization of On-Demand Aircraft. Prior to the Merger, less than 10% of the on-demand charters arranged by Kitty Hawk were flown on Kitty Hawk's aircraft. With the addition of the Kalitta Companies' aircraft, the Company will direct a larger percentage of its on-demand charters to its own aircraft, rather than to third parties. Because on-demand charters flown on the Company's aircraft generate a higher gross margin than charters subcontracted to third parties, the Company believes this strategy will improve its profitability over time.

     - Opportunities for Cost Savings. The Company believes the Merger will permit it to achieve annual cost savings by enabling it to increase the Kalitta Companies' crew utilization, reduce Kitty Hawk's reliance on third party maintenance, reduce parts inventory and consolidate duplicative airport support bases as well as through other economies of scale, including lower aircraft insurance premiums.

     - Integration of Fleet Operations. The Company believes the Merger will permit it to integrate the Kalitta Companies' scheduled air freight operations with Kitty Hawk's air freight carrier services, resulting in expanded customer services and increased revenues. The combined fleet should also enhance operating efficiencies by better matching aircraft size and operating capabilities with route systems and customer needs. Finally, the Company believes the resultant combination of services and fleet capabilities will provide new domestic and international marketing opportunities.

GROWTH STRATEGIES

     The Company's revenue has grown significantly over the last several years and the Company believes it can continue to increase revenues through the following opportunities:

     - Expansion of ACMI Charter Business. The Company believes there are, and will continue to be, opportunities to obtain ACMI contracts with international air carriers due to the projected shortage of wide-body aircraft needed to service those carrier's markets. The Company plans to focus its expansion efforts in the European, South American and Asia/Pacific markets and to connect route systems in those markets with its scheduled North American route systems. The Company recently acquired one used Boeing 747 which it is currently converting to freighter configuration and has an option to acquire two additional used Boeing 747s (the "Optioned Boeing 747s") which it expects to convert to freighter configuration in 1998.

     - Expansion of On-Demand Charter Business. The Company believes there are significant opportunities to grow its on-demand charter business because of continuing demand for expedited air freight services, especially in the case of "just-in-time" inventory systems and other time sensitive shipments. In addition to improving the utilization of the Kalitta Companies' aircraft, the Company anticipates purchasing additional aircraft to capitalize on this expected growth.

     - Expansion of Third Party Maintenance Services. The Company is one of the few dedicated air freight carriers in the world capable of maintaining and repairing aircraft which range in size from Boeing 747s to prop aircraft. Although the Company currently provides aircraft maintenance services to several customers, including Lufthansa, the Company intends to significantly increase marketing of its third party maintenance services. In particular, the Company intends to focus on marketing jet engine overhauls and maintenance, for which management believes there is a trend toward a limited number of service providers.

     - Expansion of Scheduled Freight Business. Because of the growth in the amount of freight shipped through its scheduled overnight freight hub in Terre Haute, Indiana, the Company anticipates moving its hub from Terre Haute to a new facility in Fort Wayne, Indiana in the spring of 1999. This new facility is expected to have nearly twice the sorting capacity of the Terre Haute, Indiana facility. In addition, the new facility is designed to improve productivity by reducing the time to load and unload aircraft and by decreasing sorting times.

     - Strategic Acquisitions. The Company will, from time to time, pursue acquisitions that enable it to (i) acquire complementary aircraft at favorable costs, (ii) expand its operations in selected geographic areas or (iii) achieve other strategic or operational benefits.

RECENT FINANCIAL PERFORMANCE OF THE KALITTA COMPANIES

     The Kalitta Companies posted net losses in 1996 and for the first nine months of 1997. In addition, for the first six months of 1997, the Kalitta Companies sustained a negative gross profit of $7.5 million. The

Kalitta Companies' management believes that the recent negative financial performance can be attributed to a number of factors, including (i) the incurrence of abnormally high engine overhaul expenses due to Federal Aviation Administration Airworthiness Directives ("Directives"), (ii) the loss of revenue resulting from the effective grounding of two Boeing 747s in January 1996 due to a series of Directives, (iii) the incurrence principally in 1997 of start-up costs associated with establishing the Kalitta Companies' wide-body passenger charter business, (iv) the incurrence of costs to add and maintain flight crews in anticipation of increased air freight carrier business which has not yet materialized in part due to delays in acquiring aircraft and (v) lower revenues from the U.S. Military which the Company believes will be mitigated if the Company becomes eligible to operate passenger charters for the U.S. Military in December 1997, as expected. Kitty Hawk has taken these factors into account in evaluating the merits of the Merger and the Kalitta Companies' future financial performance. Kitty Hawk has also considered that the Kalitta Companies' management focused primarily on growing revenues and fleet size, rather than on profitability. After the Merger, the Company's management will focus on meeting profit objectives in day-to-day operations and believes the Kalitta Companies' recent financial performance can be substantially improved following the Merger, although there can be no assurance in this regard. See "The Merger -- Recent Financial Performance of the Kalitta Companies and the Merger Rationale."

NEW CREDIT FACILITY AND TERM LOAN

     Concurrently with the consummation of the Transactions, the Company will enter into a new $100 million senior secured revolving credit facility (the "New Credit Facility") and a new $45.9 million term loan (the "Term Loan") with Wells Fargo Bank (Texas), National Association ("WFB"), individually and as agent for other lenders. The New Credit Facility and Term Loan will be secured by accounts receivable, all inventory (including rotables), intangibles and contract rights, cash and 16 Boeing 727 aircraft and related engines acquired by Kitty Hawk from the Kalitta Companies in September 1997.

                                  THE OFFERING

Common Stock offered:

Total Common Stock offered.........    4,100,000 shares

     By the Company................    3,000,000 shares

     By the Selling Stockholders...    1,100,000 shares

Common Stock to be outstanding
after the offering.................    17,550,957 shares(1)(2)

Concurrent Transactions............    Concurrently with the Common Stock
                                       Offering, the Company is conducting the
                                       Note Offering under Rule 144A of the
                                       Securities Act, consummating the Merger
                                       and entering into the New Credit
                                       Facility. The Common Stock Offering will be closed concurrently with and is conditioned upon, the consummation of the Note Offering and the Merger and entering into the New Credit Facility. See
                                       "Description of Certain Indebtedness."


Use of proceeds....................    For (i) the repayment or refinancing of
                                       substantially all of the indebtedness of Kitty Hawk and the Kalitta Companies,
                                       (ii) the acquisition and conversion to
                                       freighter configuration of the Optioned
                                       Boeing 747s, (iii) the payment of $20
                                       million in cash pursuant to the Merger
                                       Agreement, (iv) working capital purposes and (v) the payment of approximately $2.2 million in miscellaneous expenses. See
                                       "Use of Proceeds" and "Description of
                                       Certain Indebtedness."


Nasdaq National Market Symbol......    KTTY
---------------
(1) Does not include (i) 300,000 shares of Common Stock available for issuance under the Company's Amended and Restated Omnibus Securities Plan, (ii) 198,193 shares of Common Stock available for issuance under the Company's Amended and Restated Annual Incentive Compensation Plan and (iii) 100,000 shares of Common Stock available for issuance under the Company's Amended and Restated Employee Stock Purchase Plan. See "Management -- Employee Compensation Plans and Arrangements."

(2) Includes the issuance of 4,099,150 shares of Common Stock pursuant to the Merger Agreement. See "The Merger."

     All information in this Prospectus assumes (i) a public offering price of $20 3/8 per share for the shares offered hereby, which was the closing price of the Common Stock as reported by the Nasdaq National Market on November 5, 1997,
(ii) no exercise of the Underwriters' over-allotment option and (iii) an interest rate of 10% on the Notes and 8.8% on the Term Loan. Unless otherwise indicated, the pro forma financial information in this Prospectus gives effect to the Transactions and the Refinancings.

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for risks involved with an investment in the Common Stock offered hereby.

                                    GENERAL

     The Company is a Delaware corporation. The Company's principal executive offices are located at 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261 and its telephone number at that address is (972) 456-2200.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     The following summary historical financial and operating data and pro forma financial and operating data, giving effect to the Transactions and Refinancings as if they occurred on January 1, 1996 and, in the case of balance sheet data, as if they occurred on September 30, 1997, should be read in conjunction with Kitty Hawk's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and the Kalitta Companies' Combined Financial Statements and Notes thereto included elsewhere in this Prospectus as well as the information appearing in "Unaudited Pro Forma Combined Financial Information," "Selected Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The pro forma results have not been adjusted to eliminate abnormally high engine overhaul expenses associated with responding to certain Directives, costs incurred to add and maintain flight crews in anticipation of increased air freight carrier business which has not yet materialized in part due to delays in acquiring aircraft and start-up costs associated with establishing the Kalitta Companies' wide-body passenger charter business. In addition, although approximately $56 million of the proceeds of the Note Offering are expected to be used to purchase and modify the Optioned Boeing 747s, no adjustments have been made to reflect revenues or operating costs expected to be generated by these aircraft. The Company experiences its lowest quarterly revenue and profitability during the first quarter of the calendar year. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Seasonality."


                                                         YEAR ENDED DECEMBER 31, 1996
                                           ---------------------------------------------------------
                                                    HISTORICAL                     PRO FORMA
                                           ----------------------------     ------------------------
                                                               KALITTA
                                           KITTY HAWK(1)      COMPANIES     ADJUSTMENTS     COMBINED
                                           --------------     ---------     -----------     --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Air freight carrier...................      $ 55,504        $388,193       $ (5,432)      $438,265
  Air logistics.........................        77,168              --             --         77,168
  Maintenance and other.................            --          36,348(2)          --         36,348
                                              --------        --------       --------       --------
Total revenues..........................       132,672         424,541         (5,432)       551,781
Gross profit (loss).....................        23,874          44,395         (1,349)        66,920
Stock option grants to executives.......         4,231(3)           --             --          4,231
Operating income (loss).................         9,457          21,495         (1,349)        29,603
Interest expense........................        (2,062)        (21,632)       (16,802)       (40,496)(4)
Minority interest.......................            --          (1,146)            --         (1,146)
Income (loss) before income taxes.......         7,686             (17)       (18,151)       (10,482)
Net income (loss).......................      $  4,648(3)     $    (17)(5)   $(15,113)      $(10,482)
Net income (loss) per share.............      $   0.55(3)           --             --       $  (0.67)
Weighted average common and common
  equivalent shares outstanding.........         8,477              --          7,099         15,576
OTHER FINANCIAL DATA:
Capital expenditures....................      $ 47,159        $ 53,413       $     --       $100,572
Adjusted EBITDA(6)......................      $ 22,372        $ 53,586       $  3,771(7)    $ 79,729
Ratio of adjusted EBITDA to total
  interest expense......................          10.8x            2.4x            --            2.0x
Ratio of earnings to fixed charges......           4.5x            1.0x(8)         --             --(8)
OPERATING DATA:
Aircraft owned (at end of period).......            26              95             (2)(9)        119
Flight hours(10)........................        21,587          91,690             --        113,277

                                                                    NINE MONTHS ENDED SEPTEMBER 30, 1997
                                                            -----------------------------------------------------
                                                                   HISTORICAL                    PRO FORMA
                                                            ------------------------      -----------------------
                                                                            KALITTA
                                                            KITTY HAWK     COMPANIES      ADJUSTMENTS    COMBINED
                                                            ----------     ---------      -----------    --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Air freight carrier.....................................   $ 55,789      $302,345         $(4,942)     $353,192
  Air logistics...........................................     45,878            --              --        45,878
  Maintenance and other...................................         --        23,299(2)           --        23,299
                                                             --------      --------         -------      --------
Total revenues............................................    101,667       325,644          (4,942)      422,369
Gross profit..............................................     21,554        10,441          11,844        43,839
Operating income (loss)...................................     12,843        (9,040)         11,844        15,647
Interest expense..........................................     (1,809)      (19,740)         (8,823)      (30,372)(4)
Minority interest.........................................         --        (1,859)             --        (1,859)
Income (loss) before income taxes.........................     11,613       (30,742)          3,021       (16,108)
Net income (loss).........................................   $  6,968      $(30,742)(5)     $ 7,666      $(16,108)
Net income (loss) per share...............................   $   0.67            --              --      $  (0.92)
Weighted average common and common equivalent
  shares outstanding......................................     10,452            --           7,099        17,551
OTHER FINANCIAL DATA:
Capital expenditures......................................   $ 99,575      $ 54,509         $    --      $154,084
Adjusted EBITDA(6)........................................   $ 21,039      $ 16,159         $15,629(7)   $ 52,827
Ratio of adjusted EBITDA to total interest expense........       11.6x           --(11)                       1.7x
Ratio of earnings to fixed charges........................        5.3x           --(8)                         --(8)
OPERATING DATA:
Aircraft owned (at end of period).........................         42            84              (2)(9)       124
Flight hours(10)..........................................     21,912        70,721                        92,633


                                                                              SEPTEMBER 30, 1997
                                                             ----------------------------------------------------
                                                                    HISTORICAL                   PRO FORMA
                                                             ------------------------      ----------------------
                                                                             KALITTA
                                                             KITTY HAWK     COMPANIES      ADJUSTMENTS   COMBINED
                                                             ----------     ---------      -----------   --------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficiency)...............................   $    103      $(233,073)(12)  $354,814     $121,843
Total assets...............................................    176,801       400,476         135,475      712,752
Total debt.................................................     81,047       255,093          60,060      396,200
Stockholders' equity.......................................   $ 65,241      $ 35,650        $ 82,082     $182,973


---------------
 (1) On December 4, 1996, Kitty Hawk changed its fiscal year end to December 31 from August 31. The financial and operating data presented above is based on the unaudited twelve month period ended December 31, 1996.
 (2) Includes revenues from related parties. See "Certain Transactions" and Note 8 of Notes to Combined Financial Statements of the Kalitta Companies.
 (3) Includes nonrecurring grants of stock options to two executive officers that resulted in a charge to earnings of approximately $4,231. Had these grants of stock options not occurred, net income for the twelve months ended December 31, 1996 would have been approximately $7,187 and net income per share would have been $0.85. See "Management -- Stock Option Grants."
 (4) Pro forma interest expense assumes a rate of 10% on the Notes and 8.8% on the Term Loan. Each 1/4 percentage point change in the interest rate on the Notes results in a change in interest expense of $850 for 1996 and $638 for the nine months ended September 30, 1997. Each 1/4 percentage point change in the interest rate on the Term Loan results in a change in interest expense of $115 for 1996 and $86 for the nine months ended September 30, 1997.
 (5) Prior to the Merger, the Kalitta Companies filed income tax returns under Subchapter S of the U.S. Federal Income Tax Code. Therefore, all taxable income or losses of each of the Kalitta Companies have passed through to the sole shareholder of the Kalitta Companies.
 (6) Adjusted EBITDA represents net income (loss) before income tax expense, interest expense, depreciation, amortization (and, with respect to the Kalitta Companies, minority interest) and certain items described below. Kitty Hawk's adjusted EBITDA excludes approximately $4,231 from stock options granted to executives in fiscal year 1996. The Kalitta Companies' adjusted EBITDA excludes gains and losses from dispositions of aircraft held for resale in each period presented (see "Selected Financial and Operating Data -- The Kalitta Companies") and approximately $1,123 from a gain from settlement of a contract dispute in 1996 and a gain on an insurance settlement of approximately $542 for the nine months ended September 30, 1997. Adjusted EBITDA is presented because it is a financial indicator of the Company's ability to incur and service debt. However, adjusted EBITDA is not calculated under generally accepted accounting principles ("GAAP"), is not necessarily comparable to similarly titled measures of other companies and should not be considered in isolation, as a substitute for operating income, net income or cash flow data prepared in accordance with GAAP, or as a measure of the Company's profitability or liquidity.
 (7) Includes the effect of conforming the Kalitta Companies' aircraft maintenance policy to that of Kitty Hawk and decreased insurance costs for the combined fleet.
 (8) In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) prior to income tax expense (benefit) (and, with respect to the Kalitta Companies, minority interest) and fixed charges (less capitalized interest). Fixed charges consist of capitalized interest, interest expense, amortization of debt expense and one-third of rental payments on operating leases (such factor having been deemed by the Company to represent the interest portion of such payments). The Kalitta Companies' historical earnings were not sufficient to cover fixed charges by approximately $28,883 for the nine months ended September 30, 1997. On a pro forma basis, the Company's earnings would not have been sufficient to cover fixed charges by $9,898 for 1996 and $14,249 for the nine months ended September 30, 1997.

 (9) Includes the effect of the Hawker Sale (as defined) and the sale of one Boeing 727-100 which the Company is currently negotiating to sell.

(10) As reported to the Federal Aviation Administration. Flight hours reported are less than block hours, which also include the time an aircraft is operating under its own power whether or not airborne. The Company generally bills its customers on a block hour basis.
(11) For the nine months ended September 30, 1997, the Kalitta Companies' adjusted EBITDA was $16,159 and interest expense was $19,740, resulting in a failure to cover interest expense.
(12) Includes long-term debt and notes payable reclassified as current of $160,058 at September 30, 1997.

         SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA OF KITTY HAWK

     The summary historical financial and operating data below represents financial information of Kitty Hawk and its subsidiaries for each of the fiscal years indicated in the five year period ended August 31, 1996 and the nine months ended September 30, 1996 and 1997, which information was derived from the audited consolidated financial statements of Kitty Hawk for each of the fiscal years indicated in the five year period ended August 31, 1996 and from the unaudited condensed consolidated financial statements of Kitty Hawk for the nine months ended September 30, 1996 and 1997. Operating results for the nine months ended September 30, 1996 and 1997 are not necessarily indicative of results that may be expected for a calendar year. In the opinion of management of Kitty Hawk, the selected statement of operations data presented as of and for the nine months ended September 30, 1996 and 1997, which are derived from Kitty Hawk's unaudited Consolidated Financial Statements appearing elsewhere in this Prospectus, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. On December 4, 1996, Kitty Hawk changed its fiscal year end from August 31 to December 31.

                                                                                                    NINE MONTHS ENDED
                                                          FISCAL YEAR ENDED AUGUST 31,                SEPTEMBER 30,
                                               --------------------------------------------------   ------------------
                                                1992      1993       1994       1995       1996      1996       1997
                                               -------   -------   --------   --------   --------   -------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Air freight carrier........................  $ 6,760   $12,939   $ 28,285   $ 41,117   $ 52,922   $39,615   $ 55,789
  Air logistics..............................   45,893    52,840     79,415     62,593     89,493    43,144     45,878
                                               -------   -------   --------   --------   --------   -------   --------
Total revenues...............................   52,653    65,779    107,700    103,710    142,415    82,759    101,667
Gross profit.................................    4,188    10,578     14,749     18,178     23,515    13,932     21,554
Stock option grants to executives(1).........       --        --         --         --      4,231     4,231         --
Operating income.............................    1,258     5,934      8,004      9,345      9,034     2,377     12,843
Interest expense.............................     (157)     (134)      (343)    (1,185)    (1,859)   (1,530)    (1,809)
Net income...................................    1,013     4,105      5,261      4,416      4,109       251      6,968
Net income per share.........................  $  0.12   $  0.52   $   0.66   $   0.55   $   0.52   $  0.03   $   0.67
Weighted average common and common equivalent
  shares outstanding.........................    8,671     7,968      7,968      7,968      7,928     7,891     10,452
OTHER FINANCIAL DATA:
Capital expenditures.........................  $ 3,019   $ 1,318   $ 13,876   $ 17,929   $ 33,538   $31,367   $ 99,575
Adjusted EBITDA(2)...........................  $ 2,149   $ 7,104   $  9,507   $ 12,839   $ 19,840   $10,582   $ 21,039
Ratio of adjusted EBITDA to interest
  expense....................................     13.7x     53.0x      27.7x      10.8x      10.7x      6.9x      11.6x
Ratio of earnings to fixed charges(3)........      7.9x     33.6x      20.6x       6.9x       4.4x      1.3x       5.3x
OPERATING DATA:
Aircraft owned (at end of period)............       11        10         15         21         22        22         42
Flight hours(4)..............................    3,567     7,030     11,795     15,183     20,237    15,628     21,912
Number of on-demand charters flown...........      292       752      1,182      1,238      1,918     1,182        911
Number of ACMI contract charters flown.......      655     1,314      1,734      2,601      3,514     2,818      3,883
Number of on-demand charters managed(5)......    8,708     9,748     16,713     14,198     19,578    11,607     10,640

---------------

(1) Results for fiscal year ended August 31, 1996 and nine months ended September 30, 1996 lack comparability to other periods because such periods include nonrecurring grants to two executive officers of stock options that resulted in a charge to earnings of approximately $4,231. Had these grants of stock options not occurred, net income for the fiscal year ended August 31, 1996 and the nine months ended September 30, 1996, would have been approximately $6,648 and $2,790, respectively, and net income per share would have been $0.84 and $0.35, respectively. See "Management -- Stock Option Grants."


(2) Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation, amortization and certain items described below. Adjusted EBITDA excludes approximately $4,231 from stock options granted to executives in 1996 and approximately $725 and $1,178 in contract settlements in fiscal 1993 and 1994, respectively. Adjusted EBITDA is presented because it is a financial indicator of Kitty Hawk's ability to incur and service debt. However, adjusted EBITDA is not calculated under GAAP, is not necessarily comparable to similarly titled measures of other companies and should not be considered in isolation, as a substitute for operating income, net income or cash flow data prepared in accordance with GAAP or as a measure of Kitty Hawk's profitability or liquidity.


(3) In calculating the ratio of earnings to fixed charges, earnings consist of income prior to income tax expense and fixed charges (less capitalized interest.) Fixed charges consist of capitalized interest, interest expense, amortization of debt expense and one-third of rental payments on operating leases (such factor having been deemed by Kitty Hawk to represent the interest portion of such payments).

(4) As reported by Kitty Hawk to the Federal Aviation Administration. Flight hours reported are less than block hours, which also include the time an aircraft is operating under its own power whether or not airborne. Kitty Hawk generally bills its customers on a block hour basis.

(5) Includes on-demand charters flown by Kitty Hawk aircraft.

            SUMMARY HISTORICAL COMBINED FINANCIAL AND OPERATING DATA
                            OF THE KALITTA COMPANIES

     The summary historical combined financial and operating data below represents financial information of the Kalitta Companies for each of the fiscal years indicated in the five year period ended December 31, 1996 and the nine months ended September 30, 1996 and 1997 which information was derived from the audited combined financial statements of the Kalitta Companies for each of the fiscal years indicated in the five year period ended December 31, 1996 and from the unaudited combined financial statements of the Kalitta Companies for the nine months ended September 30, 1996 and 1997. The selected statement of operations data for the nine months ended September 30, 1996 and 1997 have been derived from the unaudited Combined Financial Statements of the Kalitta Companies, which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. Operating results for the nine months ended September 30, 1996 and 1997 are not necessarily indicative of results that may be expected for a calendar year.


                                                                                                  NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                           ---------------------------------------------------   -------------------
                                            1992       1993       1994       1995       1996       1996       1997
                                           -------   --------   --------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Air freight carrier....................  $95,144   $194,525   $298,081   $359,404   $388,193   $275,212   $302,345
  Maintenance and other(1)...............    2,606      5,584      7,449     14,279     36,348     25,801     23,299
                                           -------   --------   --------   --------   --------   --------   --------
Total revenues...........................   97,750    200,109    305,530    373,683    424,541    301,013    325,644
Gross profit.............................   12,870     34,323     54,023     26,010     44,395     30,054     10,441
Operating income (loss)..................    7,081     23,222     38,519      2,471     21,495     12,314     (9,040)
Interest expense, net....................   (4,396)    (6,745)    (8,007)   (14,749)   (21,632)   (15,755)   (19,740)
Minority interest........................     (424)    (1,458)    (2,758)    (3,092)    (1,146)      (908)    (1,859)
Net income (loss)(2).....................  $ 5,161   $ 16,543   $ 30,593   $  4,486   $    (17)  $ (2,786)  $(30,742)
UNAUDITED PRO FORMA DATA:
Unaudited pro forma net income
  (loss)(3)..............................  $ 3,200   $ 10,257   $ 18,968   $  2,781   $    (17)  $ (2,786)  $(30,742)
OTHER FINANCIAL DATA:
Capital expenditures.....................  $55,863   $ 20,468   $ 77,832   $153,719   $ 53,413   $ 43,598   $ 54,509
Adjusted EBITDA(4).......................  $16,080   $ 35,645   $ 52,328   $ 23,443   $ 53,586   $ 36,273   $ 16,159
Ratio of adjusted EBITDA to total
  interest expense(5)....................     3.7x       5.3x       6.4x       1.6x       2.4x       2.3x         --
Ratio of earnings to fixed charges (6)...     2.0x       2.4x       3.3x       1.2x       1.0x         --         --
OPERATING DATA:
Aircraft owned (at end of period)........       52         57         82         91         95         94         84
Flight hours(7)..........................   39,404     55,220     76,346     84,058     91,690     66,858     70,721


---------------

(1) Includes revenues from related parties. See "Certain Transactions" and Note 8 of Notes to Combined Financial Statements of the Kalitta Companies.

(2) The Kalitta Companies filed income tax returns under Subchapter S of the U.S. Federal Income Tax Code. Therefore, all taxable income or losses of the Kalitta Companies have passed through to the sole shareholder of the Kalitta Companies.

(3) Represents net income adjusted for approximate federal and state income taxes (by applying statutory rates) assuming the Kalitta Companies had been subject to tax as a C corporation. No tax benefit has been provided for 1996 and for the nine months ended September 30, 1996 and 1997 due to the uncertainty of the Kalitta Companies' ability to recover such benefits.

(4) Adjusted EBITDA represents net income (loss) before minority interest, interest expense (net of capitalized interest), depreciation, amortization and certain items described below. Adjusted EBITDA excludes approximately $8,148 and $542 from gains on insurance settlements in 1995 and the nine months ended September 30, 1997, respectively, $1,123 from a gain from settlement of a contract dispute in 1996 and the nine months ended September 30, 1996 and net gains from disposition of aircraft held for resale in each period presented. Adjusted EBITDA is presented because it is a financial indicator of the Kalitta Companies' ability to incur and service debt. However, adjusted EBITDA is not calculated under GAAP, is not necessarily comparable to similarly titled measures of other companies and should not be considered in isolation, as a substitute for operating income, net income or cash flow data prepared in accordance with GAAP or as a measure of the Kalitta Companies' profitability or liquidity.

(5) For the nine months ended September 30, 1997, the Kalitta Companies' adjusted EBITDA was $16,159 and interest expense was $19,740, resulting in a failure to cover interest expense.

(6) In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before minority interest and fixed charges (less capitalized interest). Fixed charges consist of capitalized interest, interest expense, amortization of debt expense and one-third of rental payments on operating leases (such factor having been deemed by the Kalitta Companies to represent the interest portion of such payments). Earnings were not sufficient to cover fixed charges by approximately $2,412 and $28,883 for the nine months ended September 30, 1996 and September 30, 1997, respectively.

(7) As reported to the Federal Aviation Administration. Flight hours reported are less than block hours, which also include the time an aircraft is operating under its own power whether or not airborne. The Kalitta Companies generally bill customers on a block hour basis.

                                  RISK FACTORS

     An investment in the Common Stock involves a high degree of risk. In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors relating to the Company and its Common Stock before making an investment. This Prospectus contains forward-looking statements which involve risk and uncertainties. The discussions set forth below constitute cautionary statements regarding important matters that could cause actual results to differ significantly from the results discussed in the forward-looking statements. If the Company should experience the adverse effects of any of these risks, it could have a material adverse effect on the Company and the value of the Common Stock.

                             COMPANY RELATED RISKS

RECENT FINANCIAL PERFORMANCE OF THE KALITTA COMPANIES


     The Kalitta Companies' operations will constitute a majority of the combined operations of the Company after the Merger is consummated. For 1996 and the first nine months of 1997, the financial operating results of the Kalitta Companies have shown a significant negative trend. For the first nine months of 1997, the Kalitta Companies sustained an operating loss of $9 million and a net loss of $30.7 million. In addition, for the first six months of 1997, the Kalitta Companies sustained a negative gross profit of $7.5 million. The Kalitta Companies' operating losses for the nine months ended September 30, 1997 were primarily the result of abnormally high engine overhaul expenses, the continued grounding of certain aircraft, certain continuing start-up costs, low flight crew utilization and lower U.S. military revenues. See "The Merger -- Recent Financial Performance of the Kalitta Companies and the Merger Rationale" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Kalitta Companies." While the Company believes the Kalitta Companies are taking steps necessary to improve their financial performance, there can be no assurance that any such improvement will occur or that the Kalitta Companies will become profitable. The failure to improve the financial performance of the Kalitta Companies would have a material adverse effect on the Company and the value of the Common Stock.


     The Kalitta Companies have been and continue to be in default under certain bank loan agreements, including defaults arising from failure to make certain principal payments. The defaults entitle the affected lenders to accelerate repayment of their loans and to foreclose on collateral securing these loans, including aircraft. The outstanding indebtedness of the Kalitta Companies under these loan agreements will be refinanced with the net proceeds of this Common Stock Offering and the Note Offering. See " -- Substantial Leverage and Debt Service" and "Use of Proceeds."

SUBSTANTIAL LEVERAGE AND DEBT SERVICE


     The Company will incur substantial indebtedness through the issuance of the Notes and will enter into the New Credit Facility, which will allow revolving borrowings up to $100 million. In addition, Kitty Hawk will enter into the Term Loan to refinance a $45.9 million loan which was incurred in September 1997 in connection with the acquisition of 16 Boeing 727s from the Kalitta Companies. See "Description of Certain Indebtedness." As of September 30, 1997, after giving effect to the Transactions and Refinancings, on a pro forma basis, the Company's total indebtedness would have been approximately $396 million (substantially all of which would have been secured) and its stockholders' equity would have been $183 million. On a pro forma basis, assuming the Transactions and Refinancings had occurred at the beginning of each of the following fiscal periods, earnings would not have been sufficient to cover fixed charges by approximately $9.9 million and $14.2 million for 1996 and for the nine months ended September 30, 1997, respectively. The Indenture under which the Notes will be issued (the "Indenture") will permit the Company to incur substantial amounts of additional indebtedness, including an unlimited amount to acquire aircraft and aircraft-related assets. The Company's Term Loan and the New Credit Facility will mature prior to the maturity date of the Notes.


     The degree to which the Company is leveraged could have important consequences to holders of Common Stock, including (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available to the Company for other purposes; and (iii) the Company's substantial leverage may place the Company at a competitive disadvantage, hinder its ability to adjust rapidly to changing market conditions and make it more vulnerable in the event of a downturn in general economic conditions or its business or in the event of a strike or other labor problems at one of its significant customers.

     The Company's ability to make scheduled principal and interest payments, or to refinance its indebtedness (including the Notes) will depend on its future financial performance, which to a certain extent will be subject to economic, financial, competitive and other factors beyond its control. Based upon the Company's current operations and anticipated growth, management believes that future cash flows from operations, together with the proceeds of this Common Stock Offering and the Note Offering and available borrowings under the New Credit Facility, will be adequate to meet its anticipated requirements for working capital, capital expenditures and scheduled principal and interest payments for at least the next twelve months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." There can be no assurance, however, that the Company's business will generate sufficient cash flow from operations to service its indebtedness and make necessary capital expenditures. If unable to do so, the Company may be required to refinance all or a portion of its indebtedness, including the Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing would be possible, that any assets could be sold (or, if sold, of the timing of such sales and the amount of proceeds realized therefrom) or that additional financing could be obtained, any of which could have a material adverse effect on the Company and the value of the Common Stock.

RISKS OF BUSINESS INTEGRATION

     There can be no assurance that the Company will be able to integrate the operations of Kitty Hawk and the Kalitta Companies successfully or achieve the potential benefits of the Merger. The benefits of the Merger will require (i) the integration of administrative, finance, purchasing, dispatching, maintenance, sales and marketing organizations, (ii) the coordination of aircraft operations and (iii) the implementation of appropriate operational, financial and management systems and controls. This will require substantial attention from the Company's management. The failure to successfully integrate Kitty Hawk and the Kalitta Companies would have a material adverse effect on the Company and the value of the Common Stock. Moreover, no assurance can be given that the impact of integrating the Kalitta Companies as presented in such Unaudited Pro Forma Combined Financial Information will be as presented. See "Unaudited Pro Forma Combined Financial Information."

CONTROL BY MESSRS. CHRISTOPHER AND KALITTA

     Immediately after completion of this Common Stock Offering, M. Tom Christopher as Chairman and Chief Executive Officer will own 5,673,436 shares, or approximately 32.3%, of the outstanding Common Stock, and Conrad A. Kalitta as Vice Chairman will own 4,099,150 shares, or approximately 23.4%, of the outstanding Common Stock, of which 650,000 shares will be held in escrow to secure Mr. Kalitta's indemnification obligations under the Merger Agreement. As a consequence, the success of the Company will depend, in some part, upon the ability of Messrs. Christopher and Kalitta to work together. Prior to the Merger, Messrs. Christopher and Kalitta were competitors and had disagreements, one of which resulted in litigation between Kitty Hawk and the Kalitta Companies. See "Business -- Legal Proceedings -- U.S. Postal Service Contract." Disagreements between Messrs. Christopher and Kalitta in the future could delay or disrupt the Company's operations and have a material adverse effect on the Company and the value of the Common Stock. Messrs. Christopher and Kalitta will enter into a voting agreement that, among other things, provides that for thirty-six months after the Merger, Messrs. Christopher and Kalitta will vote their shares of Common Stock in favor of director nominees selected by a Nominating Committee or in certain cases, the Board of Directors. See "The Merger -- Bylaw Amendments Concerning Governance of the Company and Stockholders' Agreement."

CYCLICALITY AND SEASONALITY

     The Company's services are provided to numerous industries and customers that experience significant fluctuations in demand based on economic conditions and other factors beyond the control of the Company. The demand for the Company's services could be materially adversely affected by downturns in the businesses of the Company's customers. The Company believes a significant percentage of its revenues will continue to be generated from services provided to the U.S. automotive industry, which has historically been a cyclical industry. A contraction in the U.S. automotive industry, a prolonged work stoppage or other significant labor dispute involving that industry, or a reduction in the use of air freight charters by that industry, could have a material adverse effect on the Company and the value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Certain customers of the Company engage in seasonal businesses, especially the U.S. Postal Service, General Motors Corp. ("GM") and other customers in the automotive industry. As a result, the Company's air carrier business and air freight charter logistics business have historically experienced their highest quarterly revenues and profitability during the fourth quarter of the calendar year due to the peak Christmas season activity of the U.S. Postal Service and during the period from June 1 to November 30 when production schedules of the automotive industry typically increase. Consequently, the Company generally experiences its lowest quarterly revenue and profitability during the first quarter of the calendar year. In addition, the Company has provided charter carrier services to the U.S. Military during periods of heightened military activity, such as the Persian Gulf conflict, which has caused its results of operations to fluctuate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality" and "Business."

AVAILABILITY OF FACILITIES

     The Company leases the majority of its facilities from third parties. If the Company continues to grow, it must be able to expand its current facilities or relocate to new ones.

     The Company's scheduled air freight operations utilize a sorting space at the Hulman Regional Airport in Terre Haute, Indiana. This sorting space is licensed from Roadway Global Air for a term which expires in August 1998. Because of the growth in the amount of freight sorted at this facility, the lack of available expansion space and the limited airport facilities in Terre Haute, the Company plans to move this sorting operation to Fort Wayne, Indiana in the spring of 1999. The Company is currently negotiating a lease with the airport authority in Fort Wayne and an interim lease for its current space in Terre Haute. There can be no assurance that the Company will be able to complete either of these negotiations or do so on favorable terms. Moreover, the move to Fort Wayne is dependent on the issuance of bonds by the Fort-Wayne-Allen County Airport Authority (the "Fort Wayne Authority"). There can be no assurance that the Fort Wayne Authority will complete the bond issuance in a timely manner or at all. The failure of the Company to successfully obtain sufficient space to operate would have a material adverse effect on the Company and the value of the Common Stock. See "Business -- Scheduled Freight Services" and
"Business -- Ground Facilities."


     The Company also leases its Oscoda, Michigan maintenance facilities under various subleases from the Oscoda-Wurtsmith Airport Authority (the "Wurtsmith Authority"). These subleases vary in duration from month-to-month to long-term (the last of which expires in December 2015) and are subject to earlier termination upon termination of the prime lease between the U.S. Government and the Wurtsmith Authority. The Company is highly dependent on its facilities in Oscoda. There can be no assurance that the Company will be successful in extending these subleases or do so on favorable terms or that the prime lease will not terminate prior to its stated expiration. Failure to extend one or more of the subleases or early termination of the prime lease would force the Company either to reduce substantially its maintenance capabilities or relocate the Oscoda maintenance operations, either of which could increase costs and reduce revenues. If the Company were forced to relocate these maintenance operations, there can be no assurance that the Company would be able to find alternative space on acceptable terms. In addition, the cost to move to another site would be significant. The occurrence of any of these events, or the failure in general of the Company to obtain facilities to conduct efficiently any of its operations, would have a material adverse effect on the Company and the value of the Common Stock. See "Business -- Maintenance" and "Business -- Ground Facilities."

DEPENDENCE ON AIRCRAFT AVAILABILITY

     The Company's revenues are dependent on the availability of its aircraft. In the event that one or more of the Company's aircraft are lost or out of service for an extended period of time, the Company may be forced to lease or purchase replacement aircraft or, if necessary, convert an aircraft from passenger to freighter configuration. There can be no assurance that suitable replacement aircraft could be located on acceptable terms. The Company does not maintain business interruption insurance to cover this risk. Loss of revenue resulting from any such business interruption or costs to replace aircraft could have a material adverse effect on the Company and the value of the Common Stock.

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success depends and will continue to depend, on the services of Mr. Christopher, the founder of Kitty Hawk and Chairman of the Board of Directors and Chief Executive Officer of the Company, Mr. Kalitta, the Vice Chairman (upon consummation of the Merger), Tilmon J. Reeves, the President of the Company and Richard R. Wadsworth, the Senior Vice President -- Finance, Chief Financial Officer and Secretary. The loss of the services of any of Messrs. Christopher, Kalitta, Reeves or Wadsworth, particularly Mr. Christopher, could have a material adverse effect on the Company and the value of the Common Stock. Each of Messrs. Christopher, Reeves and Wadsworth have entered into employment agreements with the Company. Mr. Kalitta will enter into an employment agreement with the Company upon consummation of the Merger. See "Management -- Employment Agreements."

EMPLOYEE RELATIONS

     The Company believes that it has good relations with its employees. One of the Kalitta Companies is, and after the Merger will continue to be, subject to a collective bargaining agreement (the "Collective Bargaining Agreement") with the Airline Division of the International Brotherhood of Teamsters (the "Teamsters Union") covering its employee pilots and flight engineers. The Collective Bargaining Agreement became amendable on August 29, 1997, and the parties have commenced "interest-based" bargaining for a successor agreement. Although the parties have commenced "interest-based" bargaining, there can be no assurance that a new collective bargaining agreement can be reached or that negotiations will not result in work stoppages, a substantial increase in salaries or wages, changes in work rules or other changes adverse to the Company. The cockpit crews of Kitty Hawk are not unionized. There can be no assurance that upon consummation of the Merger, Kitty Hawk's cockpit crews will remain non-unionized. Unionization of Kitty Hawk's cockpit crews, work stoppages, increased wages or other labor related matters could have a material adverse effect on the Company and the value of the Common Stock. See
"Business -- Employees."

RISKS RELATED TO GROWTH THROUGH ACQUISITIONS

     One of the Company's business strategies is to continue its growth by pursuing the strategic acquisition of both domestic and international providers of air freight carrier or logistics services. Growing through acquisitions involves substantial risks, including overvaluing the acquired business and inadequately or unsuccessfully integrating the acquired business. There can be no assurance that suitable acquisition candidates will be available, that the Company will be able to acquire, profitably manage or successfully integrate such additional companies or that any such future acquisitions will produce returns justifying the investment by the Company. In addition, the Company may compete for acquisition candidates with its competitors or other companies that have significantly greater resources than the Company. Additionally, the terms of the New Credit Facility and Term Loan will restrict the Company's ability to make certain acquisitions. Further, acquisitions can result in an increase in goodwill on the Company's balance sheet, which would be amortized in subsequent periods, reducing earnings per share. See "Business -- Growth Strategies" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company may finance future acquisitions by issuing shares of Common Stock. Any future issuance of Common Stock may result in substantial dilution to purchasers of the shares of Common Stock offered hereby. In addition, any acquisition could result in the Company increasing the amount of goodwill reflected on its consolidated balance sheet, which will be charged against net earnings in future periods as such goodwill is amortized.

DEPENDENCE ON COMPUTER SYSTEMS

     The Company utilizes a number of computer systems to schedule flights and personnel, track aircraft and freight, bill customers, pay expenses and monitor a variety of its activities, ranging from safety compliance to financial performance. The failure of the hardware or software that support these computer systems, or the loss of data contained in any of them, could significantly disrupt the Company's operations, which could have a material adverse effect on the Company and the value of the Common Stock. See "Business -- Air Freight Charter Logistics Services -- Database, Information Software and Tracking Systems."

     In addition, like most businesses which are highly dependent on their computer systems, some of the Company's computer software may not correctly record, manipulate and retrieve dates from the year 2000 and beyond. Accordingly, the Company may be forced to expend significant sums to overcome this problem. The failure of the Company to adequately address this problem could have a material adverse effect on the Company and the value of the Common Stock.

RESTRICTIVE COVENANTS

     The Indenture restricts, among other things, the Company's ability to pay dividends or make certain other restricted payments, to incur additional indebtedness, to encumber or sell assets, to enter into transactions with stockholders and affiliates, to guarantee indebtedness, to merge or consolidate with any other entity and to transfer or lease all or substantially all of its assets.

     The Company's New Credit Facility and Term Loan also will contain restricted financial and operating covenants with respect to liens, indebtedness, capital expenditures, investments, prepayments of debt, dividends and certain requirements to maintain financial ratios. See "Description of Certain Indebtedness."

     Immediately following the consummation of the Transactions and the Refinancings, the Company will be in compliance with the financial and other covenants in the New Credit Facility and Term Loan. The ability of the Company to comply with such covenants, including financial maintenance covenants, in the future will depend on the Company's future financial performance. The Company's failure to comply with such covenants would constitute an event of default under the New Credit Facility and Term Loan, which could result in (i) the acceleration of debt maturities, including under the Notes, the New Credit Facility and the Term Loan, (ii) the loss of the Company's borrowing capacity and (iii) the foreclosure upon the Company's pledged assets securing such indebtedness. The declaration of an event of default under the New Credit Facility and Term Loan could result in a default by the Company under other loan agreements or leases that contain cross-default or cross-acceleration provisions. Under these circumstances, there can be no assurance that the Company would have sufficient funds or other resources to satisfy all of its obligations on a timely basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness."

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S
  CERTIFICATE OF INCORPORATION, BYLAWS AND AGREEMENTS

     The Certificate of Incorporation and Bylaws of the Company include certain provisions that have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder of the Company might consider to be in the best interests of the Company or its stockholders, including provisions which
(i) classify the Company's Board of Directors into three classes, each of which serve for different three year periods, (ii) provide that only the Board of Directors, the Chairman of the Board of Directors or the beneficial owners of 25% or more of the outstanding voting capital stock may call special stockholders' meetings, (iii) require the vote of the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon to amend or repeal the Bylaws or certain provisions of the Certificate of Incorporation, (iv) require the vote of at least two-thirds of the members of the Board of

Directors to amend or repeal the Bylaws, (v) establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings, (vi) subject the Company to a provision of Delaware law that restricts certain "business combinations" involving a stockholder who owns 15% or more of the Company's outstanding voting stock, (vii) limit the aggregate voting power of non-U.S. persons to 22 1/2% of the votes voting on or consenting to any matter and (viii) prohibit non-U.S. citizens from serving as directors or officers of the Company. See "Description of Capital Stock -- Special Provisions of the Certificate of Incorporation and Bylaws" and "Business -- Government Regulation." In addition, the requirement that the vote of the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock is necessary to amend or repeal the Bylaws or certain provisions of the Certificate of Incorporation may adversely affect the extent to which stockholders, other than Messrs. Christopher and Kalitta acting together, exercise control over the Company. In addition, holders of the Notes will have the right to require the Company to repurchase the Notes upon a Change of Control (as defined in the Indenture) and all indebtedness under the New Credit Facility and Term Loan must be repaid on a Change of Control (as defined therein). Any of the foregoing provisions could have a material adverse effect on the value of the Common Stock.

ABILITY TO ISSUE PREFERRED STOCK

     The authorized capital stock of the Company includes 1,000,000 shares of preferred stock (the "Preferred Stock"). The Board of Directors, in its sole discretion, may designate and issue one or more series of Preferred Stock from the authorized and unissued shares of Preferred Stock. Subject to limitations imposed by law or the Company's Certificate of Incorporation, the Board of Directors is empowered to determine (i) the designation of and the number of shares constituting each series of Preferred Stock, (ii) the dividend rate for each series, (iii) the terms and conditions of any voting, conversion and exchange rights for each series, (iv) the amounts payable on each series upon redemption or the Company's liquidation, dissolution or winding-up, (v) the provisions of any sinking fund for the redemption or purchase of shares of any series and (vi) the preferences and the relative rights among the series of Preferred Stock. At the discretion of the Board of Directors and subject to its fiduciary duties, the Preferred Stock could be used to deter any takeover attempt, by tender offer or otherwise. In addition, Preferred Stock could be issued with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock could also result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation. Any of the foregoing could have a material adverse effect on the value of the Common Stock. The Board of Directors has no current intention to issue shares of Preferred Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market following this offering, or the market perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. Upon completion of this offering, 17,550,957 shares (18,165,957 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock will be outstanding. The 4,100,000 shares (4,715,000 shares, if the Underwriters' over-allotment option is exercised in full) offered hereby will be freely tradable by persons who are not "affiliates" of the Company without restriction under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 144 under the Securities Act, upon completion of this Common Stock Offering, 9,929,150 shares of Common Stock will be deemed "restricted securities" that may be resold to the extent permitted under Rule 144 and Rule 701 of the Securities Act or under any exemption under the Securities Act.

     Under the terms of a Stockholders' Agreement to be entered into contemporaneously with the Merger, Messrs. Christopher and Kalitta will have registration rights for the ten-year period commencing with the Closing, subject to customary cutback and exclusion provisions; provided, that the number of shares proposed to be sold by either Mr. Christopher or Mr. Kalitta in any such registration shall not be less than 50,000 shares.

     The Company has filed registration statements under the Securities Act covering 600,000 shares of Common Stock reserved for issuance under the Company's Amended and Restated Omnibus Securities Plan, Amended and Restated Annual Incentive Compensation Plan and Amended and Restated Employee Stock Purchase Plan (collectively, the "Plans"). See "Management -- Employee Compensation Plans and Arrangements." As of the date hereof, 1,807 shares had been issued under these Plans. Shares registered under such registration statements are available for sale in the open market when issued pursuant to the Plans, subject to Rule 144 volume limitations applicable to affiliates and to provisions of the Plans, including vesting.

     Messrs. Christopher, Kalitta, Reeves and Wadsworth, who collectively will hold 9,929,150 shares of Common Stock in the aggregate after this Common Stock Offering and the Merger, along with the Company and its other directors and executive officers have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, Common Stock, except for up to 10,000 shares issuable pursuant to the Plans. Such consent of Morgan Stanley & Co. Incorporated may be provided without notice to purchasers of the Common Stock or to officials of the Nasdaq National Market System. See "Management -- Employee Compensation Plans and Arrangements."

                             INDUSTRY RELATED RISKS

GOVERNMENT REGULATION

     General. The Company is subject to Title 49 of the United States Code (formerly the Federal Aviation Act of 1958, as amended), under which the Department of Transportation ("DOT") and the Federal Aviation Administration ("FAA") exercise regulatory authority over air carriers. The DOT is primarily responsible for regulating economic issues affecting air service, including, among other things, air carrier certification and fitness, insurance, consumer protection, unfair competition and transportation of hazardous materials. The FAA is primarily responsible for regulating air safety and flight operations, including, among other things, airworthiness requirements for aircraft, pilot and crew certification, aircraft maintenance and operational standards, noise abatement, airport slots and other safety-related factors. Certain of the Company's aircraft are subject to Directives which require modifications to the affected aircraft. See "Business -- Fleet" and "Business -- Government Regulation." In addition, the Company is subject to regulation by various other federal, state, local and foreign authorities, including the Department of Defense and the Environmental Protection Agency. The Company understands that the Inspector General's office of the DOT is conducting an investigation of certain FAA regional offices. The Company is not a subject of any such investigation. However, the Company does not know the effect, if any, that any such investigation could have on it.

     The Company's international operations are governed by bilateral air services agreements between the United States and foreign countries where the Company operates. Under some of these bilateral air services agreements, traffic rights in those countries are available to only a limited number of and in some cases only one or two, U.S. carriers and are subject to approval by the DOT and applicable foreign regulators, limiting growth opportunities in such countries.

     The DOT and the FAA have the authority to modify, amend, suspend or revoke the authority and licenses issued to the Company for failure to comply with the provisions of law or applicable regulations. In addition, the DOT and the FAA may impose civil or criminal penalties for violations of applicable rules and regulations. Such actions by the FAA or the DOT, if taken, could have a material adverse effect on the Company and the value of the Common Stock. The adoption of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies or regulations, whether by the FAA, the DOT, the U.S. government or any foreign, state or local government, could have a material adverse effect on the Company and the value of the Common Stock.


     The DOT views the Merger as a de facto transfer of the Kalitta Companies' foreign operating authority, which requires prior DOT approval. Consequently, Kitty Hawk and the Kalitta Companies filed an application with the DOT seeking temporary and permanent approval to transfer the Kalitta Companies' foreign operating authority to Kitty Hawk. On November 6, 1997, the DOT granted Kitty Hawk and the Kalitta Companies a temporary exemption from the requirement to receive DOT approval prior to the de facto transfer. While the Company believes it will receive permanent approval of the de facto transfer from the DOT, there can be no assurance in this regard. In the event the Company does not receive permanent DOT approval, the Company would be required, at its option, either to relinquish the Kalitta Companies' foreign operating authority or divest itself of the Kalitta Companies.


     Safety, Training and Maintenance Regulations. The Company's operations are subject to routine, and periodically more intensive, inspections and oversight by the FAA. Following a review of safety procedures at ValuJet, Inc. ("ValuJet"), the FAA adopted changes to procedures concerning oversight of contract maintenance and training. The Company believes it is currently in compliance with such changes. It is possible that subsequent events, such as the recent crash of a cargo aircraft owned by Fine Air Services Inc., ("Fine Air") could result in additional Directives, which could have a material adverse effect on the Company and the value of the Common Stock.


     In 1984, a predecessor of one of the Kalitta Companies had its small aircraft operating certificate suspended for a period of 90 days for failure to maintain certain records and other violations of FAA regulations and, in connection therewith, pled guilty to a misdemeanor charge. The Kalitta Companies subsequently corrected the conditions which had resulted in the operating certificate being suspended.


     In September 1996, pursuant to the FAA's National Aviation Safety Inspection Program, the Kalitta Companies underwent a broad inspection of all of the Kalitta Companies' aircraft and maintenance operations. This inspection resulted in a report from the FAA citing the Kalitta Companies with a number of regulatory infractions, none of which were sufficiently serious to cause the FAA to curtail or otherwise restrict any of the Kalitta Companies' operations. As a consequence of the FAA's inspection, however, the FAA and the Kalitta Companies entered into a Consent Order in January 1997 which required the Kalitta Companies to revise certain internal policies and procedures to address the regulatory violations noted in the inspection report as well as enforcement actions that had been pending prior to the inspection. Without admitting any fault, the Kalitta Companies agreed to pay a fine of $450,000, one-third of which is suspended and will be forgiven if the Kalitta Companies comply with all the terms of the Consent Order. At this time, the Kalitta Companies' management believes the Kalitta Companies are in compliance with the Consent Order and expects the FAA to conduct another inspection of similar scope in the fourth quarter of 1997 to verify such compliance. The Consent Order also provides that it is a full and conclusive settlement of any civil penalties the Kalitta Companies could incur for regulatory violations occurring before January 1, 1997, but does not preclude the FAA from taking enforcement action to revoke the Kalitta Companies' air carrier operating certificate, which could have a material adverse effect on the Company and the value of the Common Stock.

     Modification of Aircraft. The Company owns 37 aircraft and leases three aircraft (not including aircraft held for sale) that do not meet FAA noise abatement standards. All of these aircraft must be brought into compliance with these standards by January 1, 2000. The Company may retire or terminate the leases related to some of these aircraft instead of modifying them. If all 40 aircraft are brought into compliance, the Company estimates that the cost would be approximately $95 million, not including aircraft downtime. There can be no assurance regarding the actual cost or that the Company will have or be able to raise the necessary funds. See "Business -- Government Regulation." In addition, the Company expects to purchase the Optioned Boeing 747s and convert the Optioned Boeing 747s and one recently acquired Boeing 747 to freighter configuration so they can be placed into revenue service during 1998. However, there can be no assurance as to when these aircraft will be purchased or how quickly and at what cost they can be modified or placed in revenue service.

     Aging Aircraft Regulations; Potential Compliance Costs. All of the Company's aircraft are subject to Manufacturer's Service Bulletins ("Service Bulletins") and Directives issued under the FAA's "Aging Aircraft" program or issued on an ad hoc basis. These Service Bulletins or Directives could cause certain of these aircraft to be subject to extensive aircraft examinations and require certain of these aircraft to undergo structural inspections and modifications to address problems of corrosion and structural fatigue at specified times. It is possible that additional Service Bulletins or Directives applicable to the types of aircraft included in the Company's fleet could be issued in the future, particularly in light of recent aircraft crashes at ValuJet and Fine Air. The cost of compliance with such Directives and Service Bulletins cannot currently be estimated, but could be substantial.

COMPETITION

     The market for air freight services is highly competitive. Because the Company offers a broad range of air freight services, its competitors vary by geographic market and type of service. The Company competes on the basis of size and availability of aircraft with required performance characteristics, price and reliability. The Company's air freight carrier services are also subject to competition from other modes of transportation, including, but not limited to, railroads and trucking. Additional demand for air freight carrier services over the last few years has resulted in numerous new entrants in this business. The Company believes there are limited barriers to entry into this business and that increased demand may stimulate additional competition.

     The Company's air freight business competes primarily with air freight carriers, and from time to time, with integrated carriers such as Burlington Air Express and Emery Air Freight. The Company also competes on a limited basis with scheduled freight operations of passenger airlines and overnight delivery services such as Airborne Express, Inc., DHL Airways, Inc., Federal Express and United Parcel Service. Numerous competitors of the Company provide or coordinate door-to-door air freight charters on an expedited basis. The Company also competes with other dedicated air freight carriers such as Atlas Air, Cargolux, Challenge Air Cargo, Emery Worldwide, Evergreen International Airlines, Gemini Air Cargo, Polar Air Cargo and Southern Air Transport.

     The market for air logistics also has been and is expected to remain highly competitive. The Company's principal competitors for on-demand air logistics services are other air logistics companies, air freight carriers which seek to book charters directly with customers and air freight companies that offer expedited service.

     The Company's ability to attract and retain business also is affected by whether and to what extent its customers decide to coordinate their own transportation needs. For example, prior to 1990, GM conducted its air logistics business in-house. GM and certain other customers maintain transportation departments that could be expanded to manage charters in-house which could have a material adverse effect on the Company and the value of the Common Stock. With respect to the Company's ACMI contract charter business, the Company could be adversely affected by the decision of certain of its certificated customers to acquire additional aircraft or by its uncertificated customers to acquire and operate their own aircraft. In this regard, many of the Company's competitors and customers have substantially greater financial resources than the Company.

ENVIRONMENTAL MATTERS

     The Company's operations must comply with numerous environmental laws ordinances and regulations. Under current federal, state and local environmental laws ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the ability of the owner of the property to use such property as collateral for a loan or to sell such property. Environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated and may impose remedial or compliance costs. The costs of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could have a material adverse effect on the Company and the value of the Common Stock. See "Business -- Environmental."

     The Company is aware of the presence of environmental contamination on properties that the Kalitta Companies lease or own. The Company does not believe that the costs of responding to the known contamination should or will be borne solely by the Company, if at all. While the Company does not believe that the costs of responding to the presence of such contamination is likely to have a material adverse effect on the Company or the value of the Common Stock there can be no assurance in this regard. Pursuant to the Merger Agreement, Mr. Kalitta has agreed, subject to certain limitations, to indemnify the Company for a period of 42 months against any losses arising with respect to environmental liabilities related to contamination at any of the Kalitta Companies' facilities. See "The
Merger -- Indemnitees."

     In part because of the highly industrialized nature of many of the locations at which the Company operates, there can be no assurance that the Company has discovered all environmental contamination for which it may be responsible.

CAPITAL INTENSIVE NATURE OF AIRCRAFT OWNERSHIP AND OPERATION

     Capital Investment. The Company's air carrier business is highly capital intensive. In order to further expand the Company's air carrier business, the Company intends to purchase used jet aircraft that typically require certain modifications, including reconfiguring the aircraft from passenger to cargo use and installing equipment to comply with noise abatement regulations. See "Business -- Government Regulation -- Noise Abatement Regulations." The market for used jet aircraft is volatile and can be negatively affected by limited supply, increased demand and other market factors and recently has experienced significant price increases. Therefore, there can be no assurance that the Company will be able to purchase and modify additional aircraft at favorable prices or that the Company will have or be able to obtain sufficient resources with which to make such purchases and modifications. See "Business -- Growth Strategies," "Business -- Government Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Operating Costs. The operation of the Company's air freight and passenger carrier business incurs considerable operational, maintenance, fuel and personnel costs. The Company's financial results can be adversely affected by unexpected engine or airframe repairs, compliance with maintenance directives and regulations of the FAA and associated aircraft downtime. In addition, spare or replacement parts and components may not be readily available in the marketplace. Failure to obtain necessary parts or components in a timely manner or at favorable prices could have a material adverse effect on the Company and the value of the Common Stock.

     Fuel is a significant cost of operating the Company's aircraft for on-demand services and the aircraft of third party providers of charter services. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world and recently the cost of fuel has fluctuated markedly. The Company has no agreement with any fuel supplier assuring the availability or price stability of fuel and such agreements are generally not available in the industry. The Company generally passes on fuel cost increases to its customers under ACMI charter contracts, but under certain contracts and the Company's scheduled operations, the Company's ability to pass on increased fuel costs is limited. Accordingly, the future cost and availability of fuel to the Company cannot be predicted and substantial price increases in, or the unavailability of adequate supplies of, fuel may have a material adverse effect on the Company and the value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Maintenance" and "Business -- Government Regulation."

VOLATILITY OF AIR FREIGHT SERVICES MARKET

     The demand for air freight services is highly dependent on the strength of both the domestic and global economy. Although the air freight services industry has experienced strong growth over the last several years (see
"Business -- Industry Overview"), general economic downturns could have a material adverse effect on the Company and the value of the Common Stock.

UTILIZATION OF AIRCRAFT

     The Company's operating results are highly dependent on its ability to effectively utilize its diverse fleet of aircraft. There can be no assurance, however, that operation of any of the various types of aircraft in the Company's fleet will prove to be profitable. The failure of the Company to keep its aircraft in revenue service or achieve an acceptable level of aircraft utilization could have a material adverse effect on the Company and the value of the Common Stock.

RISK OF ACCIDENT; INSURANCE COVERAGE AND EXPENSES

     The Company's operations involve risks of potential liability against the Company in the event of aircraft accidents and, in the case of the Company's air ambulance services, for medical malpractice. The Company is required by the DOT to carry liability insurance on each of its aircraft. The Company also carries medical liability insurance for its air ambulance business. Although the Company believes its current insurance coverage is adequate and consistent with current industry practice, there can be no assurance that the amount of such coverage will not be changed or that the Company will not bear substantial losses and lost revenues from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company and the value of the Common Stock. In addition, any significant increase in the Company's current insurance expense could have a material adverse effect on the Company and the value of the Common Stock. Moreover, any aircraft accident, even if fully insured, could cause a public perception that some of the Company's aircraft are less safe or reliable than other aircraft, which could have a material adverse effect on the Company and the value of the Common Stock. During the last five years, the Kalitta Companies have had eight accidents and several other safety related incidents involving its aircraft with varying degrees of damage to the aircraft involved. In 1992, the pilot of one of the Kalitta Companies' small aircraft was fatally injured in one of these accidents. See "Business -- Insurance" and "Business -- Training and Safety."

INTERNATIONAL BUSINESS RISK

     The Company expects to continue to derive a substantial portion of its revenues from providing air freight carrier services to customers in South and Central America and the Pacific Rim. The risks of doing business in foreign countries include potential adverse changes in the diplomatic relations between foreign countries and the U.S., hostility from local populations directed at a U.S. flag carrier, government policies against foreign-owned businesses, adverse effects of currency exchange controls, restrictions on the withdrawal of foreign investment and earnings and the risk of insurrections that could result in losses against which the Company is not insured. The Company's international operations also are subject to economic uncertainties, including risks of renegotiation or modification of existing agreements or arrangements with exchange restrictions and changes in taxation. Any of these events could have a material adverse effect on the Company and the value of the Common Stock.

     Nearly all of the Company's revenue is denominated in U.S. dollars. However, a meaningful portion of the Company's revenue is derived from customers whose revenue is denominated in foreign currencies. Therefore, any significant devaluation in such currencies relative to the U.S. dollar could have an adverse effect on such customer's ability to pay the Company or to continue to use its services, which could have a material adverse effect on the Company and the value of the Common Stock.

CONTRABAND RISK

     Although required to do so, customers may fail to inform the Company about hazardous or illegal cargo. If the Company fails to discover any undisclosed weapons, explosives, illegal drugs or other hazardous or illegal cargo or mislabels or otherwise ships hazardous materials, it may suffer possible aircraft damage or liability, as well as fines, penalties or flight bans, imposed by both the country of origin and of destination. Any of these events could have a material adverse effect on the Company and the value of the Common Stock. The Company is a member of the U.S. Super Carrier Initiative. Members of the U.S. Super Carrier Initiative work with representatives of the U.S. Customs Service and the U.S. Drug Enforcement Agency to prevent the importation of illegal drugs into the U.S.

                                   THE MERGER

THE MERGER AGREEMENT

     On September 22, 1997, Kitty Hawk, Mr. Christopher, the Kalitta Companies and Mr. Kalitta entered into an Agreement and Plan of Merger, which was subsequently amended (as so amended, the "Merger Agreement"). Pursuant to the Merger Agreement, upon the satisfaction of the conditions to the Merger, each of the respective Kalitta Companies will be merged with and into separate subsidiaries of Kitty Hawk, with each of the respective Kalitta Companies surviving the Merger as a direct, wholly owned subsidiary of Kitty Hawk. At the effective time ("Effective Time") of the Merger, the outstanding shares of capital stock of four of the Kalitta Companies will be converted, in the aggregate, into the right to receive 4,099,150 shares of Common Stock and the outstanding shares of the remaining Kalitta Company will be converted into the right to receive $20 million cash. Prior to the execution of the Merger Agreement, the respective Boards of Directors of Kitty Hawk and the Kalitta Companies and Mr. Kalitta, as the sole shareholder of each of the Kalitta Companies, voted affirmatively to approve the Merger in accordance with the terms of the Merger Agreement and applicable law. No other corporate action is required for obtaining board of directors' and stockholders' approval of Kitty Hawk or the Kalitta Companies for the Merger.

RECENT FINANCIAL PERFORMANCE OF THE KALITTA COMPANIES AND THE MERGER RATIONALE


     In 1996, the Kalitta Companies reported a small net loss. During the first nine months of 1997, the financial performance deteriorated substantially with the Kalitta Companies sustaining an operating loss of $9 million and a net loss of $30.7 million. In addition, for the first six months of 1997, the Kalitta Companies sustained a negative gross profit of $7.5 million. Further, the Kalitta Companies are heavily leveraged. Since 1995, the Kalitta Companies have from time to time been in default under certain covenants of their loan agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview of the Kalitta Companies." These financial issues contributed to the Kalitta Companies (i) entering into an agreement on July 31, 1997 to sell 16 Boeing 727s to Kitty Hawk in order to generate cash for the acquisition and modification of wide-body aircraft and to provide working capital and (ii) pursuing the Merger.


     In evaluating the merits of the Merger, among other things, the management teams of the two companies focused on the primary factors that have contributed to the recent deterioration in the financial performance of the Kalitta Companies and whether these factors would be expected to have a continuing negative impact on the financial performance of the Kalitta Companies. Moreover, they examined whether the combination of Kitty Hawk and the Kalitta Companies would help eliminate, or at least mitigate, the effect of these factors. As a result of their analysis, the management of the two companies expects the financial performance of the Kalitta Companies to improve and significant financial benefits to result following the consummation of the Merger. Management's expectation is based on the following:

     - Diminishing Impact of Recent Adverse Factors. The Kalitta Companies believe that the following five factors have primarily accounted for the decline in their financial performance since January 1, 1996 (i) the incurrence of abnormally high jet engine overhaul expenses resulting from the Kalitta Companies compliance with a series of Directives issued in early 1996, (ii) beginning in January 1996, the loss of revenues resulting from the effective grounding of two Boeing 747s pursuant to a series of Directives, (iii) the incurrence principally in 1997 of start-up costs associated with establishing the Kalitta Companies' large aircraft passenger charter business, (iv) the incurrence of costs to add and maintain flight crews in anticipation of increased air carrier business which has not yet materialized in part due to delays in acquiring aircraft and (v) a decline in revenues from the U.S. Military resulting from a decrease in the air freight-only charter requirements of the U.S. Military and an increase in competition for that business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview of the Kalitta Companies."

            The Kalitta Companies expect engine overhaul expense to return to normalized levels in future periods and do not expect passenger charter service start-up costs to recur. They also believe that crew and aircraft utilization can be improved because the Merger will afford the Company opportunities to (i) direct more on-demand charters to the Kalitta Companies' small aircraft, rather than to third parties and (ii) direct on-demand charters to Boeing 727s used in the Company's scheduled overnight freight operations which have been used infrequently for on-demand charters in the past. After the Merger, the Company also expects to increase its charter business with the U.S. Military because the Kalitta Companies expect to become eligible to fly passenger charters for the U.S. Military in December 1997. Management also expects to partially mitigate the ongoing effects of the Directive that effectively grounded the Boeing 747s by returning one of them to limited load service in the latter half of 1998.

     - Expense Reductions. Several means were identified for substantially reducing the current levels of certain operating expenses of the Kalitta Companies following the consummation of the Transactions. By insuring all the aircraft of the combined companies under one hull and liability policy, it is estimated that the Company's annual insurance premium costs will be reduced by approximately $1.5 million during the first year following the Merger. Management also expects that Kitty Hawk's maintenance expense can be reduced by shifting previously outsourced maintenance to the Kalitta Companies' maintenance facilities. Furthermore, there are potential cost savings to be gained (i) from purchasing in bulk certain supplies, including fuel and (ii) through parts inventory reduction permitted by the scale of the combined operations.

     - Improved Capital Resources. The consummation of this Common Stock Offering and the Note Offering and entering into the New Credit Facility will enable the Company to refinance indebtedness of the Kalitta Companies on more favorable terms and provide working capital. In particular, the Company will have sufficient capital resources to enable it to acquire and modify the Optioned Boeing 747s. Recently, the Kalitta Companies have been hindered due to their liquidity problems and lack of capital resources.

     - Adoption of Kitty Hawk Management Discipline. Finally, in examining ways for improving the financial performance of the Kalitta Companies, it was recognized that Kitty Hawk's management has emphasized profitability, as contrasted to the Kalitta Companies which have primarily focused on growing revenues and fleet size. After the Merger, the Company intends to apply the management discipline of Kitty Hawk to the day-to-day operations of the Kalitta Companies.

     There can be no assurance that the expectations described above for improving the performance of the Kalitta Companies will be realized. The failure to achieve the contemplated improvement of the financial performance of the Kalitta Companies could have a material adverse effect on the Company and the value of the Common Stock. For a description of important factors that could cause actual results to differ materially from those referenced in the foregoing forward looking statements, see "Risk Factors."

CONDITIONS TO THE MERGER


     Pursuant to the Merger Agreement, the consummation of the Merger is subject to the satisfaction or waiver of certain conditions to the closing of the Merger, including (i) the respective representations and warranties set forth in the Merger Agreement made by Kitty Hawk, Mr. Kalitta and the Kalitta Companies shall be true and correct, (ii) Mr. Christopher, Kitty Hawk, Mr. Kalitta and the Kalitta Companies shall have performed or complied with their respective covenants and conditions set forth in the Merger Agreement, (iii) all required regulatory approvals and consents of third parties shall have been obtained (See "Risk Factors -- Government Regulation -- General"), (iv) there shall have been no change in Kitty Hawk's or the Kalitta Companies' respective business, labor relations, financial condition, properties, assets, liabilities or results of operations (or the occurrence of any events which might reasonably be expected to result in any such change), which in the respective judgment of Kalitta or Kitty Hawk, made in good faith, has had or would reasonably be expected to have a material adverse effect (as defined in the Merger Agreement) on Kitty Hawk or the Kalitta Companies (as the case may be), (v) the last reported sale price of a share of Common Stock on the Nasdaq National Market immediately preceding the closing date of the Merger and the average of the last reported sales price of a share of Common Stock on the Nasdaq National Market for the 20 consecutive trading days ending on the trading day immediately preceding the closing date shall be at least $12, (vi) the Note Offering shall have been consummated and the net proceeds to the Company from the

Common Stock Offering and the Note Offering shall be greater than or equal to $380 million, (vii) Mr. Kalitta shall have been released from all of his personal guaranties of the indebtedness of the Kalitta Companies to be repaid as a consequence of the Refinancings, (viii) the fairness opinion rendered to the Board of Directors of Kitty Hawk shall have not been withdrawn or materially and adversely modified, (ix) certain aspects of the Merger as related to Mr. Kalitta must qualify as a tax-free reorganization and (x) Kitty Hawk shall have obtained certain confirmations from the Securities and Exchange Commission (the "Commission") regarding future financial reporting requirements.

INDEMNITIES


     Under the terms of the Merger Agreement, Mr. Kalitta has agreed to indemnify Kitty Hawk and certain of its affiliates against any loss, damage, deficiency, liability, judgment, claim or expense (collectively, the "Losses") incurred by Kitty Hawk or such affiliates that arise out of (i) a breach or alleged breach by Mr. Kalitta or any of the Kalitta Companies (other than KFS) of the Merger Agreement or (ii) certain environmental matters relating to the Kalitta Companies (other than KFS) as described in the Merger Agreement. Separate indemnity is provided by Mr. Kalitta and KFS to Kitty Hawk and certain of its affiliates for Losses that arise out of (i) a breach or alleged breach by Mr. Kalitta or KFS of the Merger Agreement or (ii) certain environmental claims relating to KFS. Under the terms of the Merger Agreement, Kitty Hawk has agreed to indemnify Mr. Kalitta against any Losses incurred by Mr. Kalitta and certain affiliates that arise out of (i) a breach or alleged breach of the Merger Agreement by the Company or Mr. Christopher. No party has the right to any indemnification until the aggregate amount of its indemnity claims exceeds $1 million. The indemnification obligations of Mr. Kalitta are limited generally to the sum of (i) the fair market value from time to time of 1,150,000 shares of Common Stock with respect to Losses, other than those relating to KFS, and (ii) $6 million for certain Losses relating to KFS. Mr. Kalitta will place 650,000 shares of Common Stock and $3 million cash in escrow to secure these respective indemnity obligations. The indemnification obligations of Kitty Hawk are limited generally to $10 million. Generally, no claims for indemnification may be brought by any party after 30 months from the date of the Merger, except that Kitty Hawk and certain affiliates may make indemnity claims for certain environmental matters for up to 42 months from the date of the Merger. In addition, under the terms of the Merger Agreement, Kitty Hawk has agreed to indemnify each person who is, has been or becomes prior to the Effective Time, an officer, director, employee or agent of any of the Kalitta Companies against any Losses related to such person's service, as of or prior to the Effective Time, as an officer, director, employee or agent of any of the Kalitta Companies.



     The Company will at closing enter into indemnification agreements with each person who serves as a director of Kitty Hawk on the date hereof or who will be appointed to the Board of Directors on the closing date. Under the indemnification agreements, the Company will indemnify and advance expenses, to each such person to the fullest extent permitted by the Delaware General Corporation Law and will name each such person as an insured in any policy of directors' and officers' insurance maintained by the Company. Determinations as to an indemnitee's right to indemnification under the indemnification agreements are generally made, at the expense of the Company, by (i) a majority vote of disinterested directors, (ii) special independent legal counsel, (iii) a majority of disinterested stockholders or (iv) a final adjudication by a court of competent jurisdiction. Notwithstanding the foregoing, after the occurrence of a defined change of control, determinations as to eligibility for indemnification under the indemnification agreements generally are required to be made, at the expense of the Company, by a court of competent jurisdiction or by independent legal counsel selected by the indemnitee. The rights to indemnification granted under the indemnification agreements are not exclusive of any other rights to indemnification that the indemnitee may have under the Company's certificate of incorporation, bylaws, directors' and officers' insurance or otherwise.


BYLAW AMENDMENTS CONCERNING GOVERNANCE OF THE COMPANY

     Pursuant to the Merger Agreement, effective at or prior to the Effective Time (i) the Bylaws of Kitty Hawk shall be amended to provide that the number of directors comprising the full Board of Directors will be seven and (ii) such persons named as directors under "Management" shall be the directors of the Company to serve in the classes so indicated in "Management."

     Pursuant to the Merger Agreement, on or prior to the Effective Time, the Bylaws of the Company also shall be amended to provide that (i) a joint nominating committee (the "Joint Nominating Committee"), a Christopher Nominating Committee (herein so called) and a Kalitta Nominating Committee (herein so called) of the Board of Directors shall be created for a 36 month period commencing with the Effective Time, (ii) such Joint Nominating Committee shall consist of Messrs. Christopher and Kalitta for so long as each is a director of the Company, (iii) the Christopher Nominating Committee shall consist of Mr. Christopher for so long as he is a director of the Company and
(iv) the Kalitta Nominating Committee shall consist of Mr. Kalitta for so long as he is a director of the Company. To the extent permitted by applicable law, such Joint Nominating Committee shall have the exclusive power on behalf of the Board of Directors to nominate persons for election as a director of the Company as a Joint Designee and to fill any vacancy of the Joint Designee on the Board of Directors. The Christopher Nominating Committee shall have the exclusive power on behalf of the Board of Directors of Kitty Hawk to nominate Mr. Christopher and persons for election as directors of Kitty Hawk as Christopher designees and to fill vacancies on the Board of Directors vacated by Christopher designees, and the Kalitta Nominating Committee shall have the exclusive power on behalf of the Board of Directors to nominate Mr. Kalitta and persons for election as directors of Kitty Hawk as Kalitta designees and to fill vacancies on the Board of Directors vacated by the Kalitta designees. Messrs. Christopher and Kalitta have agreed under the Merger Agreement and the Stockholders' Agreement (described below) to (i) vote, and cause each of their respective affiliates to vote (x) for the nominees of the Joint Nominating Committee (or the nominee as a Joint Designee of the entire Board of Directors in accordance with the Bylaws if the Joint Nominating Committee cannot agree within 10 days) except for cause, (y) for Christopher and the nominees of the Christopher Nominating Committee for election as a director of Kitty Hawk as a Christopher designee and against removal except for cause and (z) for Kalitta and the nominees of the Kalitta Nominating Committee for election as a director of Kitty Hawk as a Kalitta designee and against removal except for cause and (ii) not vote, nor permit any of their respective affiliates to vote, any shares of Common Stock they beneficially own in favor of any person to serve as a director of the Company unless such person has been so nominated. Each of the nominating committees shall nominate the persons named in this Prospectus under "Management" for re-election when their terms expire unless any such persons are unable or unwilling to serve or if such persons have been removed for "cause" within the meaning of the Certificate of Incorporation of the Company. However, Mr. Christopher will have the right to fill any vacancy in the board seats of Messrs. Coonfield or Reeves and Mr. Kalitta will have the right to fill any vacancy in the board seats of Messrs. Kelsey or Sauder.


     If the Joint Nominating Committee does not agree within 10 days upon a nominee or a person to fill a vacancy, then either member may by written notice require a meeting of the Board of Directors to resolve such disagreement. Any individual selected to serve as a member of the Board of Directors, if the Joint Nominating Committee is unable to agree upon a nominee or a person to fill a vacancy, must (i) not be a Family Member (as defined in the Merger Agreement) of either Messrs. Kalitta or Christopher, (ii) not be a former or current employee of any Kalitta Company, AIC or Kitty Hawk, (iii) have within the preceding 60 months been a director, chief financial officer or chief executive officer of a company whose capital stock is listed on the New York Stock Exchange or the American Stock Exchange or quoted on the Nasdaq National Market System and (iv) be a citizen of the United States. The rights and obligations of Messrs. Christopher and Kalitta relating to the selection of directors and director nominees shall terminate upon the earlier of (a) 36 months after the Effective Time, (b) the death, Disability (as defined in the Merger Agreement) or voluntary resignation as a director of Kitty Hawk of either Mr. Christopher or Mr. Kalitta or (c) the sale of all shares beneficially owned by both Messrs. Christopher and Kalitta; provided, that in the event of the voluntary resignation as a director of Mr. Christopher or Mr. Kalitta, the resigning director will remain subject to his obligations to vote the Common Stock and other voting securities of the Company as provided above. If the Board is unable to agree on a nominee or person to fill a vacancy, stockholders have a statutory right to petition a Delaware court to resolve the deadlock or any other deadlock.

     The Bylaws of Kitty Hawk also shall be amended to provide that until the first anniversary of the Effective Time, (a) the Chairman of the Board and Chief Executive Officer shall be elected exclusively by the stockholders and shall serve as the chief executive officer of Kitty Hawk and, subject to the supervision of the Board of Directors, shall have the general management and control of the Company and (b) the Vice

Chairman shall be elected exclusively by the stockholders and shall serve as an officer of Kitty Hawk. Pursuant to the Merger Agreement, Kitty Hawk has agreed to cause the election of Mr. Kalitta as President of AIA until the first anniversary of the Effective Time and Messrs. Christopher and Kalitta have agreed to vote their Common Stock or other voting securities in favor of Mr. Christopher as Chairman of the Board and Chief Executive Officer and Mr. Kalitta as Vice Chairman until the first anniversary of the Effective Time.


     The Bylaws of the Company also shall be amended to provide that the provisions of the Bylaws concerning the number and classification of directors, the powers and duties of the Joint Nominating Committee, the Christopher Nominating Committee and the Kalitta Nominating Committee the provisions concerning a deadlock of the Joint Nominating Committee and the offices of Chairman of the Board and Chief Executive Officer and Vice Chairman and related Bylaw provisions may be amended or repealed prior to the end of the 36 month period commencing with the Effective Time only by the affirmative vote of 70% of the members of the entire Board of Directors or the holders of 75% of the outstanding Common Stock.


STOCKHOLDERS' AGREEMENT

     Messrs. Christopher and Kalitta and the Company will, contemporaneously with the Closing and pursuant to the terms of the Merger Agreement, enter into a Stockholders' Agreement. Under the terms of the Stockholders' Agreement, Messrs. Christopher and Kalitta will have incidental registration rights for the ten-year period commencing with the Effective Time, subject to customary cutback and exclusion provisions; provided, that the number of shares proposed to be sold by Mr. Christopher or Mr. Kalitta in any such registration shall not be less than 50,000 shares. The expenses relating to such registrations will be paid by the Company. In addition to the voting provisions described above, the Stockholders' Agreement permits transfers to certain Affiliates that agree to be bound by the terms of the Stockholders' Agreement.

THE NOTE OFFERING AND REFINANCINGS

     Concurrently with this Common Stock Offering, the Company is offering $340 million aggregate principal amount of Senior Secured Notes. The consummation of the Note Offering is conditioned upon (i) the consummation of the Merger and this Common Stock Offering and (ii) entering into the New Credit Facility and Term Loan. The Company intends to use the net proceeds of this Common Stock Offering and the Note Offering, along with the new Term Loan, to accomplish the Refinancings. The Company believes the Refinancings will provide the Company with greater financial flexibility by, among other things, (i) extending maturities of certain indebtedness, (ii) reducing the weighted average interest rate of outstanding indebtedness and (iii) increasing operating flexibility. See "Description of Certain Indebtedness."

     To the extent the foregoing constitutes a summary of the material terms of the Merger Agreement and the Stockholders' Agreement, it is qualified in its entirety by reference to the agreements which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

                                USE OF PROCEEDS


     This Common Stock Offering is conditioned on (i) the concurrent consummation of the Merger and the Note Offering and (ii) entering into the New Credit Facility and Term Loan. The net proceeds from this Common Stock Offering, the Note Offering and the Term Loan, after deducting underwriting discounts, placement fees and estimated offering expenses, are estimated to be approximately $431.2 million ($443 million if the Underwriters' over-allotment option is exercised in full). The estimated sources and uses of net proceeds to the Company from this Common Stock Offering, the Note Offering and the Term Loan are summarized as follows (dollars in millions):


SOURCES:
Note Offering, net of underwriting discounts and estimated
  expenses..................................................  $329.1
Common Stock Offering, net of underwriting discounts and
  estimated expenses........................................    56.2
Term Loan(1)................................................    45.9
                                                              ------
          Total.............................................  $431.2
                                                              ======

USES:
Refinancings(2).............................................  $328.8
Escrow for acquisition and conversion to freighter
  configuration of the Optioned Boeing 747s.................    56.0
Working capital.............................................    24.2
Cash paid pursuant to the Merger Agreement..................    20.0
Estimated expenses(3).......................................     2.2
                                                              ------
          Total.............................................  $431.2
                                                              ======

---------------

(1) The Company anticipates contemporaneously borrowing a de minimis amount under the New Credit Facility.


(2) The indebtedness being refinanced has interest rates ranging from 5.3% to 18% and maturity dates ranging from less than one year to September 2006. This amount includes approximately $3 million of prepayment penalties related to the Refinancings. For a description of the indebtedness being refinanced, see "Description of Certain Indebtedness."


(3) Represents estimated expenses to be incurred in connection with the Merger, the New Credit Facility and Term Loan.

     The Company will not receive any proceeds from the sale of shares of Common Stock offered by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock has traded on the Nasdaq National Market System under the symbol "KTTY" since the Company's initial public offering on October 9, 1996. The following table sets forth the range of high and low sale prices of the Common Stock for the periods shown below.


                                                                  PRICE RANGE
                                                              --------------------
                                                                HIGH        LOW
                                                                ----        ---
October 9, 1996 through November 30, 1996...................    $14 3/4     $10
One Month Ended December 31, 1996...........................     13 1/2       8
Three Months Ended March 31, 1997...........................     12 3/4      10
Three Months Ended June 30, 1997............................     17 1/4      11 7/8
Three Months Ended September 30, 1997.......................     20 3/4      13 3/8
Three Months Ending December 31, 1997 (through November 5,
  1997).....................................................    $23 3/4     $18 7/8


     See the cover page of this Prospectus for a recent sale price of the Common Stock on the Nasdaq National Market. At November 5, 1997, the Company had approximately 1,300 holders of record and beneficial owners of the Company's Common Stock.

     Kitty Hawk has never declared or paid any cash dividends on the Common Stock. The Company presently intends to retain earnings, if any, for development and growth of its business and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The New Credit Facility and the Indenture contain significant limitations on the Company's ability to pay dividends. See "Description of Certain Indebtedness." Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors, after taking into account various factors, including the Company's earnings, capital requirements and surplus, financial position, contractual restrictions and other relevant business considerations and there can be no assurance that dividends will be paid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- the Company."

                                 CAPITALIZATION

     The following table sets forth the capitalization of Kitty Hawk at September 30, 1997 and the Company on a pro forma basis to give effect to the consummation of (i) the Common Stock Offering and the Note Offering, (ii) the Merger, including the issuance of 4,099,150 shares of Common Stock in connection therewith, (iii) the Refinancings and (iv) the application of the estimated net proceeds to be received by the Company from the Common Stock Offering and the Note Offering as described in "Use of Proceeds."


                                                               SEPTEMBER 30, 1997
                                                              ---------------------
                                                               KITTY         THE
                                                                HAWK       COMPANY
                                                              --------    ---------
                                                               ACTUAL     PRO FORMA
                                                              --------    ---------
                                                                 (IN THOUSANDS)
Current maturities of long-term debt(1).....................  $  8,373    $  3,800
                                                              ========    ========
Long-term debt:
  New Credit Facility(2)....................................  $     --    $     --
  Term Loan.................................................        --      45,900
  Notes.....................................................        --     340,000
  Other long-term debt(1)(3)................................    72,674       6,200
                                                              --------    --------
                                                                72,674     392,100
                                                              --------    --------
Stockholders' equity:
  Preferred stock, $1 par value; 1,000,000 shares
     authorized; no shares issued...........................        --          --
  Common stock, $0.01 par value; 25,000,000 shares
     authorized; 10,669,517 shares issued and outstanding;
     17,768,667 shares issued and outstanding pro
     forma(4)...............................................       107         178
  Paid-in capital...........................................    33,950     151,611
  Retained earnings.........................................    33,260      33,260
  Common stock in treasury -- 217,710 shares................    (2,076)     (2,076)
                                                              --------    --------
          Total stockholders' equity........................    65,241     182,973
                                                              --------    --------
          Total capitalization..............................  $137,915    $575,073
                                                              ========    ========


---------------


(1) Up to $10 million of current maturities of long-term debt and other long-term debt (comprised of up to $2 million of Kitty Hawk's currently outstanding indebtedness and up to $8 million of the Kalitta Companies' currently outstanding indebtedness) will not be refinanced in connection with the Refinancings.


(2) Approximately $100 million will be available for borrowing under the New Credit Facility upon consummation of the Refinancings.


(3) Consists of indebtedness owed to WFB, Bank One Texas, N.A. ("BOT") and 1st Source Bank.


(4) Does not include (i) 300,000 shares of Common Stock available for the future grant under the Company's Amended and Restated Omnibus Securities Plan, (ii) 198,193 shares of Common Stock available for issuance under the Company's Amended and Restated Annual Incentive Compensation Plan and (iii) 100,000 shares of Common Stock available for issuance under the Company's Amended and Restated Employee Stock Purchase Plan. See "Management -- Employee Compensation Plans and Arrangements."

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


     The following sets forth the Company's Unaudited Pro Forma Combined Financial Information for 1996 and the nine months ended September 30, 1997, in each case giving effect to the Transactions, the Refinancings and the sale of a Hawker Siddeley HS-125 aircraft by the Kalitta Companies to Mr. Kalitta prior to or immediately after the closing date (the "Hawker Sale"). The Company's Unaudited Pro Forma Combined Statement of Operations Information gives effect to the Transactions, the Refinancings and the Hawker Sale, as if they had been consummated at the beginning of 1996. The Company's Unaudited Pro Forma Combined Balance Sheet Information gives effect to the Transactions, the Refinancings and the Hawker Sale as if they had been consummated on September 30, 1997.



     The Unaudited Pro Forma Combined Financial Information of the Company is presented for illustrative purposes only and does not purport to present the financial position or results of operations of the Company had the Transactions, the Refinancings and the Hawker Sale occurred on the dates indicated, nor are they necessarily indicative of the results of operations which may be expected to occur in the future. The Unaudited Pro Forma Combined Financial Information should be read in conjunction with the separate historical financial statements of Kitty Hawk and the Kalitta Companies appearing elsewhere in this Prospectus. Certain amounts reported in the Kalitta Companies' historical combined financial statements have been reclassified to conform with the Kitty Hawk presentations in the Unaudited Pro Forma Combined Financial Information.


     The accompanying Unaudited Pro Forma Combined Financial Information has been prepared under guidelines established by Article 11 of Regulation S-X under the Securities Act. Under those guidelines, there are limitations on the adjustments that can be made in the presentation of pro forma financial information. Accordingly, no pro forma adjustments have been applied to reflect
(i) revenues or operating costs expected to be generated from the Optioned Boeing 747s expected to be purchased and modified with approximately $56 million of the net proceeds from the Note Offering or the recent purchase of one Boeing 747 or (ii) operating efficiencies or cost savings (other than approximately $1.5 million of insurance savings) expected to result from the Merger. In addition, pro forma results have not been adjusted to eliminate abnormally high engine overhaul expenses, costs incurred to add and maintain flight crews in anticipation of increased air freight carrier business which has not yet materialized in part due to delays in acquiring aircraft and start-up costs associated with establishing the Kalitta Companies' wide-body passenger charter business.

     The historical balance sheet information for Kitty Hawk and the Kalitta Companies has been derived from the unaudited September 30, 1997 balance sheets of Kitty Hawk and the Kalitta Companies included elsewhere in this Prospectus. The historical statement of operations data for 1996 has been derived from unaudited information presented in Footnote 10 to Kitty Hawk's audited financial statements included elsewhere in this Prospectus and from the audited combined statements of operations of the Kalitta Companies for the year ended December 31, 1996 included elsewhere in this Prospectus. The historical statement of operations data for Kitty Hawk and the Kalitta Companies for the nine months ended September 30, 1997 has been derived from their respective unaudited statements of operations for the nine months ended September 30, 1997 included elsewhere in this Prospectus.

     The pro forma adjustments relating to the purchase of the Kalitta Companies represent the Company's preliminary determinations of these adjustments and are based upon available information and certain assumptions the Company considers reasonable under the circumstances. Final amounts could differ from those set forth therein and those differences could be material. The Company will finalize its purchase price allocation subsequent to the completion of these Transactions. The unaudited interim financial statements of Kitty Hawk referred to above include, in the opinion of management of Kitty Hawk, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of Kitty Hawk for the unaudited interim period. The unaudited interim financial statements of the Kalitta Companies referred to above include, in the opinion of management of the Kalitta Companies, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of the Kalitta Companies for the unaudited interim period.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                 BALANCE SHEET
                               SEPTEMBER 30, 1997


                                                          HISTORICAL
                                                    ----------------------          PRO FORMA
                                                                  KALITTA    -----------------------
                                                    KITTY HAWK   COMPANIES   ADJUSTMENTS    COMBINED
                                                    ----------   ---------   -----------    --------
Current Assets
  Cash and cash equivalents.......................   $  2,403    $  3,282     $  24,227 3a  $ 29,912
  Restricted cash.................................         --      14,037        56,000 3b    70,037
  Trade accounts receivable.......................     21,645      64,909            --       86,554
  Accounts receivable -- related parties..........         --       1,255            --        1,255
  Inventory and aircraft supplies.................      5,588      24,624            --       30,212
  Prepaid expenses and other current assets.......      6,808      19,773          (101)3c    26,480
                                                     --------    --------     ---------     --------
          Total current assets....................     36,444     127,880        80,126      244,450
Property and equipment, net.......................    140,357     271,819        45,226 3d   457,402
Other assets......................................         --         777        10,123 3e    10,900
                                                     --------    --------     ---------     --------
          Total assets............................   $176,801    $400,476     $ 135,475     $712,752
                                                     ========    ========     =========     ========
Current Liabilities
  Accounts payable and accrued expenses...........   $ 27,968    $ 75,906     $  14,933 3f  $118,807
  Deferred gain on sale of aircraft...............         --      30,255       (30,255)3g        --
  Notes payable to bank, classified as current....         --      55,434       (55,434)3h        --
  Long-term debt, classified as current...........         --     196,364      (196,364)3h        --
  Note payable and bank line of credit............         --       2,995        (2,995)3h        --
  Current maturities of long-term debt............      8,373          --        (4,573)3h     3,800
                                                     --------    --------     ---------     --------
          Total current liabilities...............     36,341     360,954      (274,688)     122,607
Note payable......................................         --         300            --          300
Existing long-term debt...........................     72,674          --       (66,474)3h     6,200
Notes.............................................         --          --       340,000 3h   340,000
Term Loan.........................................         --          --        45,900 3h    45,900
Deferred income taxes.............................      2,545          --         8,655 3i    11,200
Minority interest.................................         --       3,572            --        3,572
Stockholders' equity, net.........................     65,241      35,650        82,082 4    182,973
                                                     --------    --------     ---------     --------
          Total liabilities and stockholders'
            equity................................   $176,801    $400,476     $ 135,475     $712,752
                                                     ========    ========     =========     ========


                            See accompanying notes.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996

                                                           HISTORICAL
                                                     ----------------------          PRO FORMA
                                                                   KALITTA    -----------------------
                                                     KITTY HAWK   COMPANIES   ADJUSTMENTS    COMBINED
                                                     ----------   ---------   -----------    --------
Revenues:
  Air freight carrier..............................   $ 55,504    $388,193      $ (5,432)2a  $438,265
  Air logistics....................................     77,168          --            --       77,168
  Maintenance and other............................         --      36,348            --       36,348
                                                      --------    --------      --------     --------
          Total revenues...........................    132,672     424,541        (5,432)     551,781
Cost of Revenues:
  Air freight carrier..............................     40,860     357,830        (4,083)2b   394,607
  Air logistics....................................     67,938          --            --       67,938
  Maintenance and other............................         --      22,316            --       22,316
                                                      --------    --------      --------     --------
          Total costs of revenues..................    108,798     380,146        (4,083)     484,861
                                                      --------    --------      --------     --------
Gross profit (loss)................................     23,874      44,395        (1,349)      66,920
General and administrative expenses................      8,943      22,900            --       31,843
Non-qualified employee profit sharing..............      1,243          --            --        1,243
Stock option grants to executive...................      4,231          --            --        4,231
                                                      --------    --------      --------     --------
          Total operating expenses.................     14,417      22,900            --       37,317
                                                      --------    --------      --------     --------
Operating income (loss)............................      9,457      21,495        (1,349)      29,603
Other Income (expense):
  Interest expense, net............................     (2,062)    (21,632)      (16,802)2c   (40,496)
  Other, net.......................................        291       1,266            --        1,557
                                                      --------    --------      --------     --------
Income (loss) before income taxes and minority
  interest.........................................      7,686       1,129       (18,151)      (9,336)
Minority interest..................................         --       1,146            --        1,146
                                                      --------    --------      --------     --------
Income (loss) before income taxes..................      7,686         (17)      (18,151)     (10,482)
Income taxes (benefit).............................      3,038          --        (3,038)2d        --
                                                      --------    --------      --------     --------
          Net income (loss)........................   $  4,648    $    (17)     $(15,113)    $(10,482)
                                                      ========    ========      ========     ========
Net income (loss) per share........................   $   0.55                               $  (0.67)
                                                      ========                               ========
Weighted average common and common equivalent
  shares outstanding...............................      8,477                     7,099       15,576
                                                      ========                  ========     ========

                            See accompanying notes.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                            STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                     HISTORICAL
                                               -----------------------           PRO FORMA
                                                              KALITTA     ------------------------
                                               KITTY HAWK    COMPANIES    ADJUSTMENTS     COMBINED
                                               ----------    ---------    -----------     --------
Revenues:
  Air freight carrier......................     $55,789      $302,345      $ (4,942)2a    $353,192
  Air logistics............................      45,878            --            --         45,878
  Maintenance and other....................          --        23,299            --         23,299
                                                -------      --------      --------       --------
          Total revenues...................     101,667       325,644        (4,942)       422,369
Cost of Revenues:
  Air freight carrier......................      38,076       297,968       (16,786)2b     319,258
  Air logistics............................      42,037            --            --         42,037
  Maintenance and other....................          --        17,235            --         17,235
                                                -------      --------      --------       --------
          Total costs of revenues..........      80,113       315,203       (16,786)       378,530
                                                -------      --------      --------       --------
Gross profit...............................      21,554        10,441        11,844         43,839
General and administrative expenses........       7,550        19,481            --         27,031
Non-qualified employee profit sharing......       1,161            --            --          1,161
                                                -------      --------      --------       --------
          Total operating expenses.........       8,711        19,481            --         28,192
                                                -------      --------      --------       --------
Operating income (loss)....................      12,843        (9,040)       11,844         15,647
Other Income (expense):
  Interest expense, net....................      (1,809)      (19,740)       (8,823)2c     (30,372)
  Other, net...............................         579          (103)           --            476
                                                -------      --------      --------       --------
Income (loss) before income taxes and
  minority
  interest.................................      11,613       (28,883)        3,021        (14,249)
Minority interest..........................          --        (1,859)           --         (1,859)
                                                -------      --------      --------       --------
Income (loss) before income taxes..........      11,613       (30,742)        3,021        (16,108)
Income taxes (benefit).....................       4,645            --        (4,645)2d          --
                                                -------      --------      --------       --------
          Net income (loss)................     $ 6,968      $(30,742)     $  7,666       $(16,108)
                                                =======      ========      ========       ========
Net income (loss) per share................     $  0.67                                   $  (0.92)
                                                =======                                   ========
Weighted average common and common
  equivalent shares outstanding............      10,452                       7,099         17,551
                                                =======                    ========       ========

                            See accompanying notes.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

1. Allocation of Purchase Price -- Based upon the Kalitta Companies' September 30, 1997 unaudited balance sheet, the purchase price would have been calculated and allocated as follows:


PURCHASE PRICE DETERMINATION:
  Cash......................................................    $  20,000
  4,099,150 shares of Kitty Hawk common stock at an assumed
     value of $15 per share.................................       61,487
  Related expenses..........................................        2,178
  Plus fair value of liabilities assumed:
     Accounts payable and accrued expenses (including
      $14,933 maintenance accrual to conform to Kitty Hawk
      accounting method)....................................       90,839
     Notes payable, reclassified as current.................       58,429
     Long-term debt, reclassified as current, including
      approximately $3,000 in early payment penalties.......      199,364
     Note payable...........................................          300
     Deferred income taxes..................................        8,655
     Minority interest......................................        3,572
                                                                ---------
          Total purchase price to allocate..................    $ 444,824
                                                                =========
PURCHASE PRICE ALLOCATION:
  Current assets............................................    $ 127,779
  Property and equipment, principally aircraft..............      317,045
                                                                ---------
                                                                $ 444,824
                                                                =========


   The foregoing purchase price determination and allocation are based on the September 30, 1997 Kalitta Companies' balance sheet and preliminary estimates of fair value of assets acquired and liabilities assumed. The final purchase price allocation is contingent upon final assessment or appraisal of the fair value of the net assets acquired and the final consideration given.

                             (DOLLARS IN THOUSANDS)

2. Pro Forma Combined Statement of Operations -- The Company's Pro Forma Combined Statement of Operations data for the year ended December 31, 1996 and the nine months ended September 30, 1997 includes the following adjustments:

                                                                              NINE MONTHS
                                                              YEAR ENDED         ENDED
                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                 1996            1997
                                                             ------------    -------------
a. Revenue:
   - Elimination of intercompany revenue...................    $ (4,914)       $  (4,639)
   - Elimination of revenue on aircraft to be purchased by
     Mr. Kalitta...........................................        (518)            (303)
                                                               --------        ---------
                                                                 (5,432)          (4,942)
                                                               --------        ---------
b. Cost of revenues:
   - Elimination of intercompany revenue...................      (4,914)          (4,639)
   - Elimination of the cost of revenues associated with
     the aircraft to be purchased by Mr. Kalitta...........        (466)            (273)
   - Conforming the Kalitta Companies' aircraft maintenance
     accounting policy to that of Kitty Hawk...............      (2,323)         (14,534)
   - Decreasing insurance costs for the combined fleet.....      (1,500)          (1,125)
   - Increase in depreciation expense from the step-up in
     fair value of acquired property and equipment,
     principally aircraft, and adjusting the useful lives
     of the acquired aircraft..............................       5,120            3,785
                                                               --------        ---------
                                                                 (4,083)         (16,786)
                                                               --------        ---------
c. Interest expense:
   - Repaying existing Kalitta Company credit facilities...      20,912           19,200
   - Repaying existing Kitty Hawk credit facilities........       1,882            1,674
   - The Notes.............................................     (34,000)         (25,500)
   - Term Loan.............................................      (4,039)          (3,029)
   - Amortizing deferred financing costs...................      (1,557)          (1,168)
                                                               --------        ---------
                                                                (16,802)          (8,823)
d. Adjustments to reduce income tax expense by the amount
   incurred by Kitty Hawk..................................      (3,038)          (4,645)
                                                               --------        ---------
                                                               $(15,113)       $   7,666
                                                               ========        =========

   The tax effects of the remaining pro forma net operating loss carryforward at December 31, 1996 and at September 30, 1997 have not been reflected as an income tax benefit in the pro forma statements of operations due the uncertainty of future realization.

   Interest expense on the Notes is calculated assuming an interest rate of 10%. Each 1/4 percentage point change in the interest rate of the Notes results in a change in interest expense of $850 and $638 for 1996 and the nine months ended September 30, 1997, respectively. Interest expense on the Term Loan is calculated assuming an interest rate of 8.8%. Interest on the Term Loan will accrue initially at LIBOR plus 3% or the Base Rate plus 1.5%, subject to reduction. See "Description of Certain Indebtedness." Each 1/4 percentage point change in the interest rate of the Term Loan results in a change in interest expense of $115 and $86 for 1996 and the nine months ended September 30, 1997, respectively.

                             (DOLLARS IN THOUSANDS)

3. Pro Forma Balance Sheet -- For purposes of preparing the Unaudited Pro Forma Combined Balance Sheet, the Kalitta Companies' assets and liabilities assumed have been recorded at their estimated fair values, the final determination of which has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited pro forma financial information reflect the Company's best estimate based upon currently available information. However, such adjustments could change and such changes may be material.

                                                              AS OF SEPTEMBER 30,
                                                                      1997
                                                              --------------------
a. Cash:
   - Issuing 3,000,000 shares of common stock at an assumed
     price of $20 3/8 per share.............................  $  61,125
   - Cash payment to Mr. Kalitta............................    (20,000)
   - Proceeds of the Notes..................................    340,000
   - Repaying existing credit facilities including an early
     payment penalties of approximately $3,000..............   (328,840)
   - Restricted cash........................................    (56,000)
   - Expenses of the Transactions and the Refinancings......    (17,958)
   - Proceeds from the Term Loan............................     45,900
                                                              ---------
                                                                           $24,227
b. Restricted Cash resulting from the proceeds from the Note
   Offering used to fund the acquisition of the Optioned
   Boeing 747s..............................................                56,000
c. Other current assets.....................................                  (101)
d. Property and equipment...................................                45,226
e. Other assets, principally deferred debt costs............                10,123
f. Adjusting accrued maintenance to conform the Kalitta
   Companies' accounting policy to that of Kitty Hawk.......                14,933
g. Deferred gain on sale of aircraft........................               (30,255)
h. Adjusting debt outstanding for the following:
   - The Note Offering......................................    340,000
   - Repayment of existing credit facilities................   (325,840)
   - Term Loan..............................................     45,900
                                                              ---------
                                                                            60,060
i. Recording deferred income taxes related to the book and
   tax basis differences of the assets acquired and
   liabilities assumed in the Merger........................                 8,655

   Up to $10 million of existing debt may not be refinanced in connection with the Refinancings. This amount has been reflected on the pro forma balance sheet as Current maturities of long-term debt and Existing long-term debt.

4. Stockholders' Equity -- Stockholders' equity has been adjusted to reflect the issuance of 4,099,150 shares of Kitty Hawk's common stock in conjunction with the Merger and the issuance of 3,000,000 shares at an assumed offering price of $20 3/8 per share.

                     SELECTED FINANCIAL AND OPERATING DATA

KITTY HAWK

     The following table sets forth selected financial and operating data with respect to Kitty Hawk for each of the fiscal years indicated, for the four months ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. The selected statement of operations and balance sheet data as of and for each of the fiscal years ended August 31, 1992 through 1996 and for the four months ended December 31, 1996 has been derived from audited Consolidated Financial Statements of Kitty Hawk appearing elsewhere in this Prospectus. Operating results for the four months ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 are not necessarily indicative of results that may be expected for a calendar year. In the opinion of management of Kitty Hawk, the selected statement of operations and balance sheet data presented as of and for the four months ended December 31, 1995 and for the nine months ended September 30, 1996 and 1997, which are derived from Kitty Hawk's unaudited Consolidated Financial Statements appearing elsewhere in this Prospectus, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods.

                                                                                            FOUR MONTHS
                                                                                               ENDED          NINE MONTHS ENDED
                                             FISCAL YEAR ENDED AUGUST 31,                  DECEMBER 31,         SEPTEMBER 30,
                                  --------------------------------------------------     -----------------   --------------------
                                   1992      1993       1994       1995       1996        1995      1996      1996         1997
                                  -------   -------   --------   --------   --------     -------   -------   -------     --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Air freight carrier revenues....  $ 6,760   $12,939   $ 28,285   $ 41,117   $ 52,922     $17,994   $20,577   $39,615     $ 55,789
Air logistics revenues..........   45,893    52,840     79,415     62,593     89,493      51,734    39,408    43,144       45,878
                                  -------   -------   --------   --------   --------     -------   -------   -------     --------
Total revenues..................   52,653    65,779    107,700    103,710    142,415      69,728    59,985    82,759      101,667
Total costs of revenues.........   48,465    55,201     92,951     85,532    118,900      57,682    47,580    68,827       80,113
                                  -------   -------   --------   --------   --------     -------   -------   -------     --------
Gross profit....................    4,188    10,578     14,749     18,178     23,515      12,046    12,405    13,932       21,554
General and administrative
  expenses......................    2,930     4,394      6,013      7,832      9,080       2,862     2,725     6,877        7,550
Non-qualified profit sharing
  expense.......................       --       250        732      1,001      1,170         889       962       447        1,161
Stock option grants to
  executives....................       --        --         --         --      4,231(1)       --        --     4,231(1)        --
                                  -------   -------   --------   --------   --------     -------   -------   -------     --------
Operating income................    1,258     5,934      8,004      9,345      9,034       8,295     8,718     2,377       12,843
Interest expense................     (157)     (134)      (343)    (1,185)    (1,859)       (482)     (684)   (1,530)      (1,809)
Contract settlement income,
  net(2)........................       --       725      1,178         --         --          --        --        --           --
Loss on asset disposal..........       --        --         --         --       (589)         --        --      (589)          --
Other income (expense)..........      287       193       (432)      (601)       291          38       626       262          579
                                  -------   -------   --------   --------   --------     -------   -------   -------     --------
Income before income taxes......    1,388     6,718      8,407      7,559      6,877       7,851     8,660       520       11,613
Income taxes....................      375     2,613      3,146      3,143      2,768       3,097     3,367       269        4,645
                                  -------   -------   --------   --------   --------     -------   -------   -------     --------
Net income......................  $ 1,013   $ 4,105   $  5,261   $  4,416   $  4,109(1)  $ 4,754   $ 5,293   $   251(1)  $  6,968
                                  =======   =======   ========   ========   ========     =======   =======   =======     ========
Net income per share............  $  0.12   $  0.52   $   0.66   $   0.55   $   0.52(1)  $  0.60   $  0.55   $  0.03(1)  $   0.67
                                  =======   =======   ========   ========   ========     =======   =======   =======     ========
Weighted average common and
  common equivalent shares
  outstanding...................    8,671     7,968      7,968      7,968      7,928       7,968     9,610     7,891       10,452
OTHER FINANCIAL DATA:
Capital expenditures............  $ 3,019   $ 1,318   $ 13,876   $ 17,929   $ 33,538     $   175   $13,796   $31,367     $ 99,575
Adjusted EBITDA(3)..............  $ 2,149   $ 7,104   $  9,507   $ 12,839   $ 19,840     $10,014   $12,546   $10,582     $ 21,039
Ratio of adjusted EBITDA to
  total interest expense........     13.7x     53.0x      27.7x      10.8x      10.7x       20.8x     18.3x      6.9x        11.6x
Ratio of earnings to fixed
  charges(4)....................      7.9x     33.6x      20.6x       6.9x       4.4x       15.9x     12.9x      1.3x         5.3x
OPERATING DATA:
Air freight carrier
Aircraft owned (at end of
  period).......................       11        10         15         21         22          21        26        22           42
Flight hours(5).................    3,567     7,030     11,795     15,183     20,237       6,320     7,670    15,628       21,912
Number of on-demand charters
  flown.........................      292       752      1,182      1,238      1,918         827       243     1,182          911
Number of ACMI contract charters
  flown.........................      655     1,314      1,734      2,601      3,514       1,070     1,586     2,818        3,883
Air freight charter logistics
Number of on-demand charters
  managed(6)....................    8,708     9,748     16,713     14,198     19,578       9,356     4,185    11,607       10,640

                                                 AUGUST 31,                            DECEMBER 31,            SEPTEMBER 30,
                               ----------------------------------------------       ------------------     ----------------------
                                1992     1993      1994      1995      1996          1995       1996        1996           1997
                               ------   -------   -------   -------   -------       -------   --------     -------       --------
BALANCE SHEET DATA:
Working capital (deficit)....  $  895   $ 4,679   $ 4,223   $ 1,747   $(6,962)(7)   $12,722   $ 33,519     $(7,231)(7)   $    103
Total assets.................   9,874    18,598    37,911    47,954    79,828        80,109    123,027      79,628        176,801
Total debt...................   2,367       976     9,145    16,981    36,912        21,695     24,768      36,049         81,047
Stockholders' equity.........  $3,184   $ 7,289   $12,550   $16,966   $23,639       $21,721   $ 58,292     $24,536       $ 65,241

---------------

(1) Results for the fiscal year ended August 31, 1996 and the nine months ended September 30, 1996 lack comparability to other periods because such periods include nonrecurring grants to two executive officers of stock options that resulted in a charge to earnings of approximately $4,231. Had these grants of stock options not occurred, net income for fiscal year ended August 31, 1996 and the nine months ended September 30, 1996 would have been approximately $6,648 and $2,790, respectively, and net income per share would have been $0.84 and $0.35, respectively. See "Management -- Stock Option Grants."
(2) Reflects sums received in settlement of litigation. See "Legal
    Proceedings -- Litigation and Arbitration Related to Postal Contract" and
    Note 5 of Notes to Consolidated Financial Statements.
(3) Adjusted EBITDA represents net income before income tax expense, interest expense, depreciation, amortization and certain items described below. Adjusted EBITDA excludes approximately $4,231 from stock options granted to executives in 1996 and approximately $725 and $1,178 in contract settlements in fiscal 1993 and 1994, respectively. Adjusted EBITDA is presented because it is a financial indicator of Kitty Hawk's ability to incur and service debt. However, adjusted EBITDA is not calculated under GAAP, is not necessarily comparable to similarly titled measures of other companies and should not be considered in isolation, as a substitute for operating income, net income or cash flow data prepared in accordance with GAAP or as a measure of Kitty Hawk's profitability or liquidity.
(4) In calculating the ratio of earnings to fixed charges, earnings consist of income prior to income tax expense and fixed charges (less capitalized interest). Fixed charges consist of capitalized interest, interest expense, amortization of debt expense and one-third of rental payments on operating leases (such factor having been deemed by Kitty Hawk to represent the interest portion of such payments).
(5) As reported by Kitty Hawk to the FAA. Flight hours reported are less than block hours, which also include the time an aircraft is operating under its own power whether or not airborne. Kitty Hawk generally bills its customers on a block hour basis.
(6) Includes on-demand charters flown by Kitty Hawk aircraft.
(7) Working capital includes a $10 million Revolving Credit Facility classified as a current liability that was subsequently repaid.

THE KALITTA COMPANIES

     The following table sets forth selected financial and operating data with respect to the Kalitta Companies for each of the fiscal years indicated and for the nine months ended September 30, 1996 and 1997. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. The selected statement of operations and balance sheet data as of and for each of the fiscal years indicated in the five year period ended December 31, 1996 have been derived from the audited Combined Financial Statements of the Kalitta Companies. The selected statement of operations and balance sheet data for the nine months ended September 30, 1996 and 1997 have been derived from the unaudited Combined Financial Statements of the Kalitta Companies, which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The information presented under the captions "Other Financial Data" and "Aircraft Data" have not been derived from audited data for any periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results which may be expected for the full year.

                                                                          YEAR ENDED                            NINE MONTHS
                                                                         DECEMBER 31,                       ENDED SEPTEMBER 30,
                                                     ----------------------------------------------------   -------------------
                                                       1992       1993       1994       1995       1996       1996       1997
                                                     --------   --------   --------   --------   --------   --------   --------
                                                                       (IN THOUSANDS, EXCEPT OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
REVENUES:
  Air freight carrier services.....................  $ 95,144   $194,525   $298,081   $359,404   $388,193   $275,212   $302,345
  Maintenance and other(1).........................     2,606      5,584      7,449     14,279     36,348     25,801     23,299
                                                     --------   --------   --------   --------   --------   --------   --------
Total revenues.....................................    97,750    200,109    305,530    373,683    424,541    301,013    325,644
OPERATING COSTS AND EXPENSES(2):
  Flight...........................................    37,259     62,877    115,614    168,775    150,256    107,006    126,208
  Maintenance......................................    22,114     51,933     64,722    103,389    115,082     81,561    107,432
  Fuel.............................................    16,508     38,554     57,362     54,538     82,717     58,434     55,095
  Depreciation.....................................     8,999     12,422     13,809     20,972     32,091     23,959     26,468
  Selling, general and administrative..............     4,232      9,554     13,273     21,676     21,889     15,353     17,848
  Provision for doubtful accounts..................     1,557      1,547      2,231      1,862      1,011      2,386      1,633
                                                     --------   --------   --------   --------   --------   --------   --------
Total operating costs and expenses.................    90,669    176,887    267,011    371,212    403,046    288,699    334,684
                                                     --------   --------   --------   --------   --------   --------   --------
Income (loss) from operations......................     7,081     23,222     38,519      2,471     21,495     12,314     (9,040)
OTHER INCOME (EXPENSE):
  Interest expense.................................    (4,396)    (6,781)    (8,121)   (15,064)   (22,012)   (16,043)   (20,089)
  Interest income..................................        --         36        113        315        379        288        349
  Gain on disposition of aircraft held for resale
    and property and equipment, net................     3,018      1,945      3,390     11,708        131        426        624
  Gain on contract termination.....................        --         --         --         --      1,123      1,123         --
  Gain on insurance settlement(3)..................        --         --         --      8,148         --                   542
  Miscellaneous....................................      (118)      (421)      (550)        --         13         13     (1,269)(12)
                                                     --------   --------   --------   --------   --------   --------   --------
Total other income (expense).......................    (1,496)    (5,221)    (5,168)     5,107    (20,365)   (14,193)   (19,843)
                                                     --------   --------   --------   --------   --------   --------   --------
Income (loss) before minority interest.............     5,585     18,001     33,351      7,578      1,129     (1,879)   (28,883)
Minority interest(4)...............................      (424)    (1,458)    (2,758)    (3,092)    (1,146)      (908)    (1,859)
                                                     --------   --------   --------   --------   --------   --------   --------
Net income (loss)(5)...............................  $  5,161   $ 16,543   $ 30,593   $  4,486   $    (17)  $ (2,787)  $(30,742)
                                                     ========   ========   ========   ========   ========   ========   ========
UNAUDITED PRO FORMA DATA:
Unaudited pro forma net income (loss)(6)...........  $  3,200   $ 10,257   $ 18,968   $  2,781   $    (17)  $ (2,787)  $(30,742)
OTHER FINANCIAL DATA:
Capital expenditures...............................  $ 55,863   $ 20,468   $ 77,832   $153,719   $ 53,413   $ 43,598   $ 54,509
Adjusted EBITDA(7).................................  $ 16,080   $ 35,645   $ 52,328   $ 23,443   $ 53,586   $ 36,273   $ 16,159
Ratio of adjusted EBITDA to total interest
  expense(8).......................................       3.7x       5.3x       6.4x       1.6x       2.4x       2.3x        --
Ratio of earnings to fixed charges(9)..............       2.0x       2.4x       3.3x       1.2x       1.0x        --         --

                                                                        DECEMBER 31,                            SEPTEMBER 30,
                                                    -----------------------------------------------------   ---------------------
                                                      1992       1993       1994       1995       1996        1996        1997
                                                    --------   --------   --------   --------   ---------   ---------   ---------
BALANCE SHEET DATA:
Working capital (deficit)(10).....................  $ (6,242)  $  4,299   $(12,037)  $(19,700)  $(195,413)  $(194,251)  $(233,073)
Total assets......................................   123,773    163,925    272,461    377,597     380,103     364,650     400,476
Total debt........................................    80,010     84,936    137,405    220,471     238,350     228,601     255,093
Stockholder's equity..............................  $ 31,043   $ 46,461   $ 77,099   $ 66,292   $  67,085   $  67,265   $  35,650
OPERATING DATA:
Aircraft under operating leases...................         7          8          4          4           2           2           2
Aircraft owned....................................        52         57         82         91          95          94          84
                                                    --------   --------   --------   --------   ---------   ---------   ---------
Total aircraft....................................        59         65         86         95          97          96          86
                                                    ========   ========   ========   ========   =========   =========   =========
Flight hours(11)..................................    39,404     55,220     76,346     84,058      91,690      66,858      70,721


---------------

 (1) Includes revenues from related parties. See "Certain Transactions" and Note 8 of Notes to Combined Financial Statements.
 (2) Includes expenses to related parties. See "Certain Transactions" and Note 8 of Notes to Combined Financial Statements.
 (3) The gain for the year ended December 31, 1995 represents the amount by which the insurance settlement received by AIA by reason of damage to one of its aircraft exceeded the actual costs incurred to repair the damage. The difference occurred because AIA was able to effect the repair using its own maintenance capability and obtain the replacement parts from an unused airframe having no book value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
 (4) American International Cargo is a general partnership in which AIA holds a 60% interest. See "Business -- Scheduled Cargo Services."
 (5) The Kalitta Companies filed income tax returns under Subchapter S of the U.S. Federal Income Tax Code. Therefore, all taxable income or losses of the Kalitta Companies have passed through to the sole shareholder of the Kalitta Companies.
 (6) Represents net income adjusted for the approximate federal and state income taxes (by applying statutory rates) assuming the Kalitta Companies had been subject to tax as a C corporation. No tax benefit has been provided for the year ended December 31, 1996 and for the nine months ended September 30, 1996 and 1997 due to the uncertainty of the Kalitta Companies' ability to recover such benefits.
 (7) Adjusted EBITDA represents net income (loss) before minority interest, interest expense (net of capitalized interest), depreciation, amortization and certain items described below. Adjusted EBITDA excludes approximately $8,148 and $542 from gains on insurance settlements in 1995, and the nine months ended September 30, 1997, respectively, $1,123 from a gain from settlement of a contract dispute in 1996 and the nine months ended September 30, 1996, and net gains from disposition of aircraft held for resale in each period presented. Adjusted EBITDA is presented because it is a financial indicator of the Kalitta Companies' ability to incur and service debt. However, adjusted EBITDA is not calculated under GAAP, is not necessarily comparable to similarly titled measures of other companies and should not be considered in isolation, as a substitute for operating income, net income or cash flow data prepared in accordance with GAAP or as a measure of the Kalitta Companies' profitability or liquidity.
 (8) For the nine months ended September 30, 1997, the Kalitta Companies' adjusted EBITDA was $16,159 and interest expense was $19,740, resulting in a failure to cover interest expense.
 (9) In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before minority interest and fixed charges (less capitalized interest). Fixed charges consist of capitalized interest, interest expense, amortization of debt expense and one-third of rental payments on operating leases (such factor having been deemed by the Kalitta Companies to represent the interest portion of such payments). Earnings were not sufficient to cover fixed charges by approximately $2,412 and $28,883 for the nine months ended September 30, 1996 and September 30, 1997, respectively.
(10) Includes long-term debt and notes payable reclassified to current of $203,016, $177,402 and $160,058 at December 31, 1996, September 30, 1996
     and September 30, 1997, respectively.
(11) As reported to the FAA by the Kalitta Companies. Flight hours reported are less than block hours, which also include the time an aircraft is operating under its own power whether or not airborne. The Kalitta Companies generally bill their customers on a block hour basis.
(12) Represents Merger-related costs for the nine months ended September 30, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW OF KITTY HAWK

     Change of Fiscal Year. On December 4, 1996, Kitty Hawk changed its fiscal year end from August 31 to December 31. The following discussion is of Kitty Hawk's financial condition and results of operations (i) for the nine months ended September 30, 1996 and 1997, (ii) for the four months ended December 31, 1995 and December 31, 1996 and (iii) for the fiscal years ended August 31, 1994, 1995 and 1996.

     Revenues. Kitty Hawk's revenues are derived from two related businesses (i) air freight carrier and (ii) air logistics. Air freight carrier revenues are derived substantially from ACMI contract and on-demand charters flown with Kitty Hawk's aircraft. Air logistics revenues are derived substantially from on-demand air freight charters arranged by Kitty Hawk for its customers utilizing the flight services of third party air freight carriers. With respect to on-demand charters that are arranged by Kitty Hawk and flown with its own aircraft, charges to the customer for air transportation are accounted for as air freight carrier revenues and charges for ground handling and transportation are accounted for as air logistics revenues.

     The principal factors that have contributed to revenue growth over the past several years have been increases in the size of Kitty Hawk's fleet (from 10 aircraft at December 31, 1993 to 42 aircraft at September 30, 1997), the general U.S. economic expansion since 1992 and the increased global demand for time sensitive air freight services.

     Costs of Revenues. The principal components of the costs of revenues attributable to the air freight carrier business consist of the costs for the maintenance and operation of aircraft including the salaries of pilots and maintenance personnel, charges for fuel, insurance and maintenance and depreciation of engines and airframes. Generally, charges for fuel are only applicable for the on-demand charters flown by the air freight carrier because fuel for the ACMI contract charters is generally provided by the customer or billed to the customer on a direct pass-through basis. The principal components of the costs of revenues attributable to air logistics consist of sub-charter costs paid to third party air freight carriers and costs paid for ground handling and transportation. With respect to on-demand charters that are flown on Kitty Hawk's aircraft, all related air transportation expenses are allocated to the air freight carrier business and all related cargo ground handling and transportation expenses are allocated to the air logistics business.


     Under the Kitty Hawk Amended and Restated Annual Incentive Compensation Plan, Kitty Hawk awards semiannual cash bonuses to its employees. The aggregate amount of the bonuses for each of fiscal years 1994, 1995 and 1996, the Transition Period and the nine months ended September 30, 1996 and 1997, have equaled 8%, 11.7%, 9.5%, 10%, 8.6% and 9.1%, respectively, of Kitty Hawk's income before the deduction of income taxes, stock option grants to executives and the bonuses that were expensed under this plan.


     Kitty Hawk's gross margins have been substantially higher in its air freight carrier business (which uses Kitty Hawk aircraft) than in its air logistics business (which principally uses third party aircraft). However, the air freight carrier business provides a more predictable revenue base. Accordingly, Kitty Hawk is shifting its aircraft from on-demand to ACMI contracts. Of the 16 Boeing 727s acquired in September 1997, 14 operate under ACMI contracts.

     Significant Events Affecting Comparability of Results of Operations. Since September 1, 1993, several events have affected the comparability of results of operations for each of the last three fiscal years. In fiscal year 1996, Kitty Hawk granted Messrs. Reeves and Wadsworth options to purchase 390,707 and 153,567 shares of Common Stock, respectively, for an exercise price of $0.01 per share, that resulted in a charge to earnings of approximately $4,231,000. In fiscal year 1995, Kitty Hawk expensed approximately $727,000 relating to its attempted initial public offering. In fiscal year 1994, contract settlement income amounted to approximately $1,178,000. See Note 5 of Notes to Consolidated Financial Statements.

     Post-Merger Results. Beginning in the fourth quarter of 1997, the Company's results will be affected by the Transactions and the Refinancings. Expenses will be increased by the amortization of the stepped up value of the Kalitta Companies' fleet (approximately $5.1 million of non-cash annual expense), the amortization of deferred financing costs associated with the Note Offering, the New Credit Facility and the Term Loan (approximately $1.6 million of non-cash annual expense) and cash interest expense with respect to the Notes (approximately $34 million of annual expense) and the Term Loan (approximately $4 million of annual expense). After the Merger, the Company may incur Merger-related integration costs in the fourth quarter of 1997. If incurred, these costs are not expected to exceed approximately $2 million.


     Reduced Dependence on Significant Customers. Historically, Kitty Hawk derived a substantial amount of revenue from a limited number of customers. Upon consummation of the Merger, the Company will be significantly less dependent on revenues from these customers.

RESULTS OF OPERATIONS OF KITTY HAWK

     The following table sets forth, on a comparative basis for the periods indicated, the components of Kitty Hawk's gross profit (in thousands) and the gross profit margin by revenue type:

                                                                         FISCAL YEAR ENDED AUGUST 31,
                                                              ---------------------------------------------------
                                                                   1994              1995              1996
                                                              ---------------   ---------------   ---------------
AIR FREIGHT CARRIER:
  Revenues..................................................  $28,285   100.0%  $41,117   100.0%  $52,922   100.0%
  Costs of revenues.........................................   19,550    69.1    28,104    68.4    38,760    73.2
                                                              -------   -----   -------   -----   -------   -----
  Gross profit..............................................  $ 8,735    30.9%  $13,013    31.6%  $14,162    26.8%
                                                              =======   =====   =======   =====   =======   =====
AIR LOGISTICS:
  Revenues..................................................  $79,415   100.0%  $62,593   100.0%  $89,493   100.0%
  Costs of revenues.........................................   73,402    92.4    57,428    91.7    80,140    89.5
                                                              -------   -----   -------   -----   -------   -----
  Gross profit..............................................  $ 6,013     7.6%  $ 5,165     8.3%  $ 9,353    10.5%
                                                              =======   =====   =======   =====   =======   =====

                                                  FOUR MONTHS ENDED DECEMBER 31,      NINE MONTHS ENDED SEPTEMBER 30,
                                                 ---------------------------------   ---------------------------------
                                                      1995              1996              1996              1997
                                                 ---------------   ---------------   ---------------   ---------------
AIR FREIGHT CARRIER:
  Revenues.....................................  $17,994   100.0%  $20,577   100.0%  $39,615   100.0%  $55,789   100.0%
  Costs of revenues............................   11,685    64.9    13,784    67.0    29,688    74.9    38,076    68.3
                                                 -------   -----   -------   -----   -------   -----   -------   -----
  Gross profit.................................  $ 6,309    35.1%  $ 6,793    33.0%  $ 9,927    25.1%  $17,713    31.7%
                                                 =======   =====   =======   =====   =======   =====   =======   =====
AIR LOGISTICS:
  Revenues.....................................  $51,734   100.0%  $39,408   100.0%  $43,144   100.0%  $45,878   100.0%
  Costs of revenues............................   45,997    88.9    33,796    85.8    39,139    90.7    42,038    91.6
                                                 -------   -----   -------   -----   -------   -----   -------   -----
  Gross profit.................................  $ 5,737    11.1%  $ 5,612    14.2%  $ 4,005     9.3%  $ 3,840     8.4%
                                                 =======   =====   =======   =====   =======   =====   =======   =====

     The following table presents, for the periods indicated, consolidated income statement data expressed as a percentage of total revenues:

                                                                 FISCAL YEAR           FOUR MONTHS       NINE MONTHS
                                                                    ENDED                 ENDED             ENDED
                                                                 AUGUST 31,            DECEMBER 31,     SEPTEMBER 30,
                                                           -----------------------    --------------    --------------
                                                           1994     1995     1996     1995     1996     1996     1997
                                                           -----    -----    -----    -----    -----    -----    -----
REVENUES:
  Air freight carrier....................................   26.3%    39.6%    37.2%    25.8%    34.3%    47.9%    54.9%
  Air logistics..........................................   73.7     60.4     62.8     74.2     65.7     52.1     45.1
                                                           -----    -----    -----    -----    -----    -----    -----
Total revenues...........................................  100.0    100.0    100.0    100.0    100.0    100.0    100.0
Total costs of revenues..................................   86.3     82.5     83.5     82.7     79.3     83.2     78.8
                                                           -----    -----    -----    -----    -----    -----    -----
Gross profit.............................................   13.7     17.5     16.5     17.3     20.7     16.8     21.2
General and administrative expenses......................    5.6      7.6      6.4      4.1      4.5      8.3      7.4
Non-qualified profit sharing expense.....................    0.7      0.9      0.8      1.3      1.6      0.5      1.2
Stock option grants to executives........................     --       --      3.0       --       --      5.1       --
                                                           -----    -----    -----    -----    -----    -----    -----
Operating income (loss)..................................    7.4      9.0      6.3     11.9     14.6      2.9     12.6
Interest expense.........................................   (0.3)    (1.1)    (1.3)    (0.7)    (1.2)    (1.9)    (1.8)
Contract settlement income, net..........................    1.1       --       --       --       --       --       --
Loss on asset disposal...................................     --       --     (0.4)      --       --     (0.7)      --
Other income (expense)...................................   (0.4)    (0.6)     0.2      0.1      1.0      0.3      0.6
                                                           -----    -----    -----    -----    -----    -----    -----
Income (loss) before income taxes........................    7.8      7.3      4.8     11.3     14.4      0.6     11.4
Income taxes.............................................    2.9      3.0      1.9      4.4      5.6      0.3      4.6
                                                           -----    -----    -----    -----    -----    -----    -----
Net income (loss)........................................    4.9%     4.3%     2.9%     6.9%     8.8%     0.3%     6.8%
                                                           =====    =====    =====    =====    =====    =====    =====

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996


     Revenues -- Air Freight Carrier. Air freight carrier revenues increased to $55.8 million, or 40.8%, from $39.6 million for the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996 principally due to an increase in fleet size. Air freight carrier on-demand and ACMI contract charter revenues were $12 million and $42.4 million, or 21.5% and 76.1%, respectively, of total air freight carrier revenues for the nine months ended September 30, 1997, as compared to $14.1 million and $24.2 million, or 35.5% and 61.1%, respectively, for the nine months ended September 30, 1996. Revenues from on-demand charters flown by Company aircraft for the nine months ended September 30, 1997 decreased 14.5% from the comparable prior year period due to aircraft being shifted from on-demand to ACMI contract charter service, which is consistent with Kitty Hawk's strategy of using more of its fleet in ACMI business which produces relatively stable revenues. Prices for the Company's on-demand and ACMI contract charters remained relatively constant.



     Revenues -- Air Logistics. Air logistics revenues increased $2.7 million, or 6.3%, to $45.9 million in the nine months ended September 30, 1997, from $43.1 million in the nine months ended September 30, 1996. This increase was primarily due to increased demand in the first and third quarters for on-demand charters generally and specifically for charters that require larger aircraft, which generate greater revenues. Prices for the Company's air logistics services remained relatively constant. The number of on-demand charters managed decreased 964 charters, or 8.3%, to 10,640 for the nine months ended September 30, 1997 from 11,607 for the nine months ended September 30, 1996. This was principally due to a strike at GM during the fourth quarter of 1996 and in the first nine months of 1997.


     Costs of Revenues -- Air Freight Carrier. Air freight carrier costs of revenues increased $8.4 million or 28.3% to $38.1 million in the nine months ended September 30, 1997, from $29.7 million in the nine months ended September 30, 1996, reflecting increased costs associated with increased fleet size and additional ACMI contract charters. The gross profit margin from the air freight carrier increased to 31.7% in the nine months ended September 30, 1997, from 25.1% in the nine months ended September 30, 1996. This increase was primarily the result of lower maintenance costs resulting from operational efficiencies associated with increased fleet size and lower depreciation costs resulting from the sale of eight JT8D-9A engines.

     As reported to the FAA, overall aircraft utilization increased to 21,912 flight hours for the nine months ended September 30, 1997, from 15,628 in the nine months ended September 30, 1996, a 40.2% increase. This increase was primarily due to increased fleet size and hours flown for ACMI contract charters.


     Costs of Revenues -- Air Logistics. Air logistics costs of revenues increased $2.9 million, or 7.4%, to $42 million in the nine months ended September 30, 1997, from $39.1 million in the nine months ended September 30, 1996, reflecting an increased volume of business. The gross profit margin from air logistics decreased to 8.4% in the nine months ended September 30, 1997, from 9.3% in the comparable prior year period, a decrease of 9.7%. This decrease was primarily due to increased rates paid to third party air freight carriers which could not be passed on to customers due to established tariffs which are paid by GM.


     General and Administrative Expenses. General and administrative expenses increased $673,000, or 9.8%, to $7.6 million in the nine months ended September 30, 1997, from $6.9 million in the nine months ended September 30, 1996. This increase was primarily due to an increase in support functions and administrative costs associated with the growth in the aircraft fleet and the increased volume of business of the air freight carrier in the nine months ended September 30, 1997. As a percentage of total revenues, general and administrative expenses decreased to 7.4% in the nine months ended September 30, 1997, from 8.3% in the nine months ended September 30, 1996.

     Non-qualified Employee Profit Sharing Expense. Employee profit sharing expense increased $714,000, or 159.8%, to $1.2 million in the nine months ended September 30, 1997, from $447,000 in the nine months ended September 30, 1996, reflecting the increase of net income before taxes in the nine months ended September 30, 1997.

     Stock Option Grants to Executives. There was no stock option grant expense during the nine months ended September 30, 1997. During the nine month period ended September 30, 1996, the Company granted two executive officers options to purchase 544,274 shares of Common Stock that resulted in a charge to earnings of approximately $4,231,000.


     Operating Income. As a result of the above, operating income increased $10.5 million, or 440.3%, to $12.8 million in the nine months ended September 30, 1997, from $2.4 million in the nine months ended September 30, 1996. Operating income margin increased to 12.6% in the nine months ended September 30, 1997, from 2.9% in the nine months ended September 30, 1996.


     Interest Expense. Interest expense increased to $1.8 million for the nine months ended September 30, 1997, as compared to $1.5 million for the nine months ended September 30, 1996 due to an increase in long term debt associated with financing major aircraft maintenance costs and the acquisition of 16 Boeing 727 aircraft from the Kalitta Companies in September 1997.

     Loss on Asset Disposal. Loss on asset disposal during the nine months ended September 30, 1996 was $589,000, which resulted from write-downs associated with equipment dispositions.

     Other Income (Expense). Other income increased to $579,000 in the nine months ended September 30, 1997, from $263,000 in the comparable prior year period. The increase was primarily due to increased interest income in the nine months ended September 30, 1997 from the investment of proceeds from the Company's initial public offering.


     Income Taxes. Income taxes as a percentage of income before income taxes decreased to 40% for the nine months ended September 30, 1997, from 51.7% for the comparable prior year period. The decrease was primarily due to decreased state income taxes.



     Net Income. As a result of the above, net income increased to $7 million in the nine months ended September 30, 1997, compared to $251,000 in the nine months ended September 30, 1996. Net income as a percentage of total revenues increased to 6.8% in the nine months ended September 30, 1997, from 0.3% in the comparable prior year period.

FOUR MONTHS ENDED DECEMBER 31, 1996 COMPARED TO FOUR MONTHS ENDED DECEMBER 31, 1995


     Revenues -- Air Freight Carrier. Air freight carrier revenues increased to $20.6 million, or 14.4%, from $18 million for the four months ended December 31, 1996 compared to the four months ended December 31, 1995, principally from an increase in fleet size from 21 aircraft to 26 aircraft during the comparable periods. Air freight carrier on-demand and ACMI contract charter revenues were $3 million and $16.9 million, or 14.5% and 82.3%, respectively, of total air freight carrier revenues for the four months ended December 31, 1996, as compared to $7.8 million and $9.2 million, or 43.2% and 51.3%, respectively, for the four months ended December 31, 1995. Revenues from on-demand charters flown by Kitty Hawk aircraft for the four months ended December 31, 1996 decreased 61.6% from the comparable prior year period primarily as the result of Kitty Hawk's strategy to use as many aircraft as possible under ACMI contracts, which provide more stable, predictable revenues. Prices for Kitty Hawk's on-demand and ACMI contract charters remained relatively constant.


     Revenues -- Air Logistics. Air logistics revenues decreased $12.3 million, or 23.8%, to $39.4 million in the four months ended December 31, 1996, from $51.7 million in the four months ended December 31, 1995. This decrease was primarily due to decreased demand for on demand charters from the automobile industry in the fourth quarter of calendar year 1996 and is partially offset by an increase in the number of managed charters for the U.S. Postal Service during December 1996. Prices for Kitty Hawk's air logistics services remained relatively constant.


     Costs of Revenues -- Air Freight Carrier. Air freight carrier costs of revenues increased $2.1 million, or 18%, to $13.8 million in the four months ended December 31, 1996, from $11.7 million in the four months ended December 31, 1995, reflecting the increased volume of business from Boeing 727-200 ACMI contract charters. Gross profit margin from the air freight carrier decreased to 33% in the four months ended December 31, 1996, from 35.1% in the comparable prior year period. This decrease reflects the increase in ACMI contract charters, which produce lower gross margins than on-demand charters.


     As reported to the FAA, overall aircraft utilization increased to 7,670 flight hours for the four months ended December 31, 1996, from 6,320 in the four months ended December 31, 1995, a 21.4% increase. This increase was primarily due to the increased hours flown for ACMI contract charters.


     Costs of Revenues -- Air Logistics. Air logistics costs of revenues decreased $12.2 million, or 26.5%, to $33.8 million in the four months ended December 31, 1996, from $46 million in the four months ended December 31, 1995, reflecting the decreased volume of business. The gross profit margin from air logistics increased to 14.2% in the four months ended December 31, 1996, from 11.1% in the comparable prior year period, an increase of 27.9%. This increase was primarily due to Kitty Hawk's additional revenues and increased gross profit margin from the U.S. Postal Service Christmas contract in December 1996 and Kitty Hawk's success in reducing its costs paid to third party air freight carriers and ground service providers.


     General and Administrative Expenses. General and administrative expenses decreased $137,000, or 4.8%, to $2.7 million in the four months ended December 31, 1996, from $2.9 million in the four months ended December 31, 1995. This decrease was primarily due to a reduction of professional fees and bank charges in the four months ended December 31, 1996. As a percentage of total revenues, general and administrative expenses increased to 4.5% in the four months ended December 31, 1996, from 4.1% in the four months ended December 31, 1995.

     Non-qualified Employee Profit Sharing Expense. Employee profit sharing expense increased $73,000, or 8.2%, to $962,000 in the four months ended December 31, 1996, from $889,000 in the four months ended December 31, 1995, reflecting the increased profitability from operating activities of Kitty Hawk in the four months ended December 31, 1996.

     Operating Income. Operating income increased $423,000, or 5.1%, to $8.7 million in the four months ended December 31, 1996, from $8.3 million in the four months ended December 31, 1995. Operating income margin increased to 14.6% from 11.9%, for the four months ended December 31, 1996 and 1995, respectively.

     Interest Expense. Interest expense increased to $684,000 for the four months ended December 31, 1996 from $482,000 in the four months ended December 31, 1995, a 42% increase. The increase was primarily the result of the incurrence of additional long-term debt to finance the acquisition of Boeing 727-200 aircraft subsequent to December 31, 1995.


     Other Income (Expense). Other income increased to $626,000 in the four months ended December 31, 1996, from $38,000 in the comparable prior year period. The increase was primarily due to the temporary investment of the net proceeds of Kitty Hawk's initial public offering.

     Income Taxes. Income taxes as a percentage of income before income taxes decreased to 38.9% for the four months ended December 31, 1996, from 39.4% for the comparable prior year period. The decrease was primarily due to decreased state income taxes.

     Net Income. As a result of the above, net income increased to $5.3 million in the four months ended December 31, 1996, from $4.8 million in the four months ended December 31, 1995, a 11.3% increase. Net income as a percentage of total revenues increased to 8.8% in the four months ended December 31, 1996, from 6.9% in the comparable prior year period.

FISCAL YEAR ENDED AUGUST 31, 1996 COMPARED TO FISCAL YEAR ENDED AUGUST 31, 1995


     Revenues -- Air Freight Carrier. Air freight carrier revenues increased $11.8 million or 28.7% from $41.1 million for fiscal year 1995 to $52.9 million for fiscal year 1996. Air freight carrier on-demand and ACMI contract charter revenues were $20.7 million and $30.1 million, or 39.2% and 56.8%, respectively, of total air freight carrier revenues for fiscal year 1996, as compared to $18.1 million and $20.9 million, or 44.2% and 50.8%, respectively, for fiscal year 1995. Revenues from on-demand charters flown by Kitty Hawk aircraft for fiscal year 1996 increased 14% from the prior year. The increase in ACMI revenues of $9.2 million from 1995 to 1996 was principally due to Kitty Hawk's strategy to increase its Boeing 727 fleet and dedicate more aircraft to ACMI contract service. Prices for Kitty Hawk's on-demand and ACMI contract charters remained relatively constant.



     Revenues -- Air Logistics. Air logistics revenues increased $26.9 million, or 43%, to $89.5 million in fiscal year 1996, from $62.6 million in fiscal year 1995. This increase was primarily due to increased demand for on demand charters from the automobile industry in the fourth quarter of calendar year 1995 and a substantial increase in the number of managed charters for the U.S. Postal Service during December 1995. Prices for Kitty Hawk's air logistics services remained relatively constant.


     Costs of Revenues -- Air Freight Carrier. Air freight carrier costs of revenues increased $10.7 million, or 37.9%, to $38.8 million in fiscal year 1996, from $28.1 million in fiscal year 1995, reflecting the increased volume of business from Boeing 727-200 ACMI contract charters. Gross profit margin from the air freight carrier decreased to 26.8% in fiscal year 1996, from 31.6% in the comparable prior year period. This decrease reflects the increase in ACMI contract charters, which produce lower gross margins than on-demand charters.

     As reported to the FAA, overall aircraft utilization increased to 20,237 flight hours for fiscal year 1996, from 15,183 in fiscal year 1995, a 33.3% increase. This increase was primarily due to the increased hours flown for ACMI contract charters.

     Costs of Revenues -- Air Logistics. Air logistics costs of revenues increased $22.7 million, or 39.5%, to $80.1 million in fiscal year 1996, from $57.4 million in fiscal year 1995, reflecting the increased volume of business. The gross profit margin from air logistics increased to 10.5% in fiscal year 1996, from 8.3% in the comparable prior year period, a 26.5% increase. This increase was primarily due to Kitty Hawk's success in reducing its costs paid to third party air freight carriers and ground service providers and increased gross profit margin from the U.S. Postal Service Christmas contract in December 1995.

     General and Administrative Expenses. General and administrative expenses increased $1.2 million, or 15.9%, to $9.1 million in fiscal year 1996, from $7.8 million in fiscal year 1995. This increase was primarily due to an increase in support functions and administrative costs associated with the growth in the aircraft fleet and the increased revenue volume for the air freight carrier in fiscal year 1996. As a percentage of total revenues, general and administrative expenses decreased to 6.4% in fiscal year 1996, from 7.6% in fiscal year 1995.


     Non-qualified Employee Profit Sharing Expense. Employee profit sharing expense increased $169,000, or 16.9%, to $1.2 million in fiscal year 1996, from $1 million in fiscal year 1995, reflecting the increased profitability from operating activities of Kitty Hawk in fiscal year 1996.


     Stock Option Grants to Executives. During fiscal year 1996, Kitty Hawk granted two executive officers options to purchase 544,274 shares of Common Stock that resulted in a charge to earnings of approximately $4,231,000.


     Operating Income. Operating income decreased $311,000, or 3.3%, to $9 million in fiscal year 1996, from $9.3 million in fiscal year 1995. Operating income margin decreased to 6.3% from 9%, for fiscal year 1996 and 1995, respectively.


     Interest Expense. Interest expense increased to $1.9 million for fiscal year 1996 from $1.2 million in fiscal year 1995, a 56.9% increase. The increase was primarily the result of the incurrence of additional long-term debt to finance the acquisition of two Boeing 727-200 aircraft in the second half of fiscal year 1995 and two additional Boeing 727-200 aircraft in fiscal year 1996.

     Loss on Asset Disposal. Loss on asset disposal for fiscal year 1996 was $589,000, which resulted from write-downs associated with equipment dispositions. There were no losses on asset disposal in fiscal year 1995.

     Other Income (Expense). Other income increased to $291,000 in fiscal year 1996, from an expense of $601,000 in the comparable prior year period. The increase was primarily due to the write-off of costs associated with Kitty Hawk's attempted initial public offering in fiscal year 1995 and increased interest income in fiscal year 1996.

     Income Taxes. Income taxes as a percentage of income before income taxes decreased to 40.3% for fiscal year 1996, from 41.6% for the comparable prior year period. The decrease was primarily due to decreased state income taxes.


     Net Income. As a result of the above, net income decreased to $4.1 million in fiscal year 1996, from $4.4 million in fiscal year 1995, a 7% decrease. Net income as a percentage of total revenues decreased to 2.9% in fiscal year 1996, from 4.3% in the comparable prior year period.


FISCAL YEAR ENDED AUGUST 31, 1995 COMPARED TO FISCAL YEAR ENDED AUGUST 31, 1994

     Revenues -- Air Freight Carrier. Air freight carrier revenue increased $12.8 million, or 45.4% from $28.3 million for fiscal year 1994 to $41.1 million for fiscal year 1995, principally as a result of an increase in the fleet size from 15 to 21 aircraft for the same period. Air freight carrier on-demand and ACMI contract charter revenues were $18.1 million and $20.9 million, or 44.2% and 50.8%, respectively, of total air freight carrier revenues for fiscal year 1995, as compared to $15.4 million and $10.6 million, or 54.5% and 37.4%, respectively, for fiscal year 1994. The increase in on-demand and ACMI contract charter revenues for fiscal year 1995 over fiscal year 1994, was 17.9% and 97.1%, respectively. The increase in ACMI revenues of $10.3 million from 1994 to 1995 was principally due to Kitty Hawk's strategy to increase its Boeing 727 fleet and dedicate more aircraft to ACMI contract service. Prices for Kitty Hawk's ACMI contract charter services and U.S. Postal Service Christmas contracts remained relatively constant.

     Revenues -- Air Logistics. Air logistics revenues decreased $16.8 million, or 21.2%, to $62.6 million in fiscal year 1995 from $79.4 million in fiscal year 1994 primarily due to the substantial decline in volume of on-demand charters for the automobile industry in the first half of calendar 1995 as compared to the same period in 1994. This decline was primarily the result of the temporary decision by GM to significantly reduce use of expedited transportation, including Kitty Hawk's air logistics services, as part of a cost containment initiative. Prices for Kitty Hawk's on-demand charters decreased slightly due to a rate reduction in the GM Agreement which took effect on May 1, 1994.

     Costs of Revenues -- Air Freight Carrier. Air freight carrier costs of revenues increased $8.6 million, or 43.8%, to $28.1 million in fiscal year 1995 from $19.5 million in fiscal year 1994, reflecting the increased volume of business from ACMI contract and on-demand charters flown by Kitty Hawk's jet aircraft. Gross profit margin from the air freight carrier increased slightly to 31.6% in fiscal year 1995 from 30.9% in fiscal year 1994, a 2.3% increase. As reported to the FAA, overall aircraft utilization increased to 15,183 flight hours for fiscal year 1995 from 11,795 flight hours in fiscal year 1994, a 28.7% increase. This increase was primarily the result of the inclusion of an additional four Boeing 727-200s and two Douglas DC-9-15F aircraft into Kitty Hawk's operations during fiscal year 1995.


     Costs of Revenues -- Air Logistics. Air logistics costs of revenues decreased $16 million, or 21.8%, to $57.4 million in fiscal year 1995 from $73.4 million in fiscal year 1994, reflecting the decrease in the volume of business. The gross profit margin from air logistics increased to 8.3% in fiscal year 1995 from 7.6% in fiscal year 1994, a 9.2% increase. This increase was primarily due to Kitty Hawk's success in reducing its costs paid to third party air freight carriers and ground service providers in the second half of fiscal year 1995.



     General and Administrative Expenses. General and administrative expenses increased $1.8 million, or 30.3%, to $7.8 million in fiscal year 1995 from $6 million in fiscal year 1994. As a percentage of total revenues, general and administrative expenses increased to 7.6% in fiscal year 1995 from 5.6% in fiscal year 1994. This increase was primarily due to an increase in support functions and number of personnel associated with the growth in the aircraft fleet and the revenue volume for the air freight carrier in fiscal year 1995.



     Non-qualified Employee Profit Sharing Expense. Employee profit sharing expense increased to $1 million in fiscal year 1995 from $732,000 in fiscal year 1994, a 36.8% increase, reflecting the increased profitability from operating activities of Kitty Hawk in fiscal year 1995.



     Operating Income. Operating income increased $1.3 million, or 16.8%, to $9.3 million in fiscal year 1995 from $8 million in fiscal year 1994. Operating income margin increased to 9% from 7.4% for fiscal year 1995 and 1994, respectively.



     Interest Expense. Interest expense increased to $1.2 million for fiscal year 1995 from $343,000 in fiscal year 1994, a 246% increase. The increase was primarily the result of the incurrence of additional long-term debt to finance the acquisition of two Boeing 727-200 aircraft in the second half of fiscal year 1994 and two Douglas DC-9-15F aircraft and two Boeing 727-200 aircraft in fiscal year 1995.


     Other Income (Expense). Other expense increased to $601,000 in fiscal year 1995 from $432,000 in fiscal year 1994, a 39.1% increase. This increase was primarily due to the write off of costs associated with Kitty Hawk's attempted initial public offering.

     Income Taxes. Income taxes as a percentage of income before income taxes increased to 41.6% for fiscal year 1995 from 37.4% in fiscal year 1994. The increase was primarily due to higher state income taxes.


     Net Income. As a result of the above, net income decreased to $4.4 million for fiscal year 1995 from $5.3 million in fiscal year 1994, a 16% decrease. Net income as a percentage of total revenues was 4.3% in fiscal year 1995 compared to 4.9% for fiscal year 1994.


OVERVIEW OF THE KALITTA COMPANIES

     Revenues. The Kalitta Companies derive their revenues primarily from two types of services: air freight carrier services and third party maintenance. During the past three years, the Kalitta Companies' revenues increased at a compound annual rate of 29.5% to $424.5 million in 1996 from $200.1 million in 1993. The Kalitta Companies revenue growth has been substantially the result of new scheduled freight contracts and an increase in aircraft capacity.

     Revenues from air freight carrier services are derived from three sources
(i) scheduled cargo services, (ii) on-demand cargo charter services, and (iii) passenger charter services.

     Scheduled cargo services are generally utilized by other airlines and freight forwarders. These services range in type from a commitment by the Kalitta Companies to transport freight on its scheduled freight routes to the lease of the entire capacity of one or more aircraft with crew, also known as a "wet-lease." Also included in scheduled cargo services is revenue generated from the Kalitta Companies' overnight freight service operating within a network of 45 North American cities, and from the Kalitta Companies' consolidated 60% partnership interest in American International Cargo ("AIC"), which flies scheduled routes from the West Coast of the United States to the Pacific Rim.

     On-demand cargo services are derived from single trip or short-term airfreight customers. Customers may be charged in one of two ways, (i) an "all-inclusive" flat fee on the basis of the aircraft type and number of miles to be flown, or, (ii) the customer may charter the aircraft on an ACMI basis where the customer pays a negotiated rate for each "block hour" during which the aircraft is operating under its own power. This rate covers the cost to operate the aircraft, including crew, the cost of scheduled maintenance, insurance and ground support. Additional fees may be applicable for such costs as fuel, handling and ramp fees, customs support and ground transport.

     With both scheduled and contract services, operating costs such as fuel, landing rights and cargo handling are either (i) paid directly by the customer or (ii) included in the contract price and paid by the Kalitta Companies.

     Revenues from passenger charter services consist principally of arrangements with tour operators for the transport of leisure travelers to domestic and international locations. The tour operators generally pay a fixed price for the use of the aircraft and assume the risk for both the sale of seats and any increase in fuel prices after a date fixed in the contract.

     Revenues from third party maintenance services are generated from engine, airframe and component repairs and overhauls provided to third parties.

     Operating Expenses. Operating expenses consist of flight expenses, maintenance, fuel, depreciation and selling, general and administrative ("SG&A") expenses. Flight expenses are comprised principally of salaries and benefits for crews and other flight related personnel, hull and liability insurance of aircraft, aircraft and engine lease expense, crew travel and meal expenses, crew training costs, navigational expenses and other expenses necessary to conduct flight operations. Flight expenses attributable to crew salaries and benefits are particularly sensitive to crew utilization. Crews are guaranteed a fixed salary based upon 60 block hours per month. To the extent they actually fly less than 60 hours, the expense attributable to the fixed portion of their salaries is not offset by revenue. Crew utilization is measured by the actual hours flown as a percentage of the crew member's 60-hour guaranty. Flight expenses also include aircraft lease, or subcharter, expense incurred to lease or charter aircraft from other airlines, as well as costs associated with the Kalitta Companies' ground handling and flight planning operations.

     Flight expenses associated with scheduled and charter services, such as landing and parking fees and overflight fees are either paid directly by the Kalitta Companies' customer or billed to the customer on a direct pass-through basis. Pass-through expenses are offset by an equal amount of revenue derived from inclusion of those expenses in the aggregate amount charged to the customer.

     Maintenance expenses are comprised principally of labor, parts and supplies associated with the maintenance, repair and overhaul of the Kalitta Companies' aircraft and engines and maintenance services provided by others. Costs associated with major maintenance checks have been expensed when incurred. Kitty Hawk capitalizes the costs of major maintenance checks and, after the Merger, the Kalitta Companies' policies will be adjusted to conform with Kitty Hawk's policies. Costs associated with the modification of aircraft from passenger to freight capacity are capitalized when incurred and amortized over their expected useful lives, ranging from 7 to 14 years, depending on the type of aircraft. Maintenance expenses also include the cost of sales associated with third party maintenance revenues.

     Fuel expenses are comprised principally of fuel costs associated with the Kalitta Companies' scheduled and chartered cargo and passenger services. Fuel costs are either paid directly by the Kalitta Companies' customer or billed to the customer on a direct pass-through basis and are offset by an equal amount of revenue derived from inclusion of the fuel expense in the total price paid by the customer.

     Depreciation expenses are comprised principally of depreciation on aircraft, aircraft components and ground equipment and the amortization of capitalized airframe modifications and repairs.

     SG&A expenses are comprised principally of salaries and benefits for sales, administrative, accounting and information system personnel and corporate executives. Also included in administrative expenses are commissions paid to third party sales agents, advertising and marketing expenses and legal expenses.

RESULTS OF OPERATIONS OF THE KALITTA COMPANIES

     The following table sets forth, on a comparative basis for the periods indicated, the components of the Kalitta Companies' gross profit (in thousands) and the gross profit margin by revenue type:

                                                      YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------
                                          1994                 1995                 1996
                                    -----------------    -----------------    -----------------
Air freight carrier services:
  Revenues........................  $298,081    100.0%   $359,404    100.0%   $388,193    100.0%
  Costs of revenues...............   247,023     82.9     338,538     94.2     357,830     92.2
                                    --------    -----    --------    -----    --------    -----
  Gross profit....................  $ 51,058     17.1%   $ 20,866      5.8%   $ 30,363      7.8%
                                    ========    =====    ========    =====    ========    =====
Maintenance and other:
  Revenues........................  $  7,449    100.0%   $ 14,279    100.0%   $ 36,348    100.0%
  Costs of revenues...............     4,484     60.2       9,135     64.0      22,316     61.4
                                    --------    -----    --------    -----    --------    -----
  Gross profit....................  $  2,965     39.8%   $  5,144     36.0%   $ 14,032     38.6%
                                    ========    =====    ========    =====    ========    =====

                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                                        --------------------------------------
                                                              1996                 1997
                                                        -----------------    -----------------
Air freight carrier services:
  Revenues............................................  $275,212    100.0%   $302,345    100.0%
  Costs of revenues...................................   256,232     93.1     297,968     98.6
                                                        --------    -----    --------    -----
  Gross profit........................................  $ 18,980      6.9%   $  4,377      1.4%
                                                        ========    =====    ========    =====
Maintenance and other:
  Revenues............................................  $ 25,801    100.0%   $ 23,299    100.0%
  Costs of revenues...................................    14,727     57.1      17,235     74.0
                                                        --------    -----    --------    -----
  Gross profit........................................  $ 11,074     42.9%   $  6,064     26.0%
                                                        ========    =====    ========    =====

     The following table presents, for the periods indicated, consolidated income statement data expressed as a percentage of total revenues:

                                                                         NINE MONTHS
                                                                            ENDED
                                       YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                      -------------------------        ---------------
                                      1994      1995      1996         1996      1997
                                      -----     -----     -----        -----     -----
REVENUES:
  Air freight carrier services......   97.6%     96.2%     91.4%        91.4%     92.8%
  Maintenance and other.............    2.4       3.8       8.6          8.6       7.2
                                      -----     -----     -----        -----     -----
Total revenues......................  100.0     100.0     100.0        100.0     100.0
OPERATING EXPENSES:
  Flight............................   37.8      45.2      35.4         35.5      38.8
  Maintenance.......................   21.2      27.7      27.1         27.1      33.0
  Fuel..............................   18.8      14.6      19.5         19.4      16.9
  Depreciation......................    4.5       5.6       7.6          8.0       8.1
  Selling, general and
     administrative.................    4.3       5.8       5.2          5.1       5.5
  Provision for doubtful accounts...    0.7       0.5       0.2          0.8       0.5
                                      -----     -----     -----        -----     -----
Total operating expenses............   87.3      99.4      95.0         95.9     102.8
                                      -----     -----     -----        -----     -----
Operating income (loss).............   12.7       0.6       5.0          4.1      (2.8)
                                      -----     -----     -----        -----     -----
OTHER INCOME (EXPENSE):
  Interest expense, net.............   (2.6)     (3.9)     (5.1)        (5.2)     (6.1)
  Other income net..................    0.9       5.3       0.3          0.5        --
                                      -----     -----     -----        -----     -----
Total other income (expense)........   (1.7)      1.4      (4.8)        (4.7)     (6.1)
                                      -----     -----     -----        -----     -----
Income (loss) before minority
  interest..........................   11.0       2.0       0.2         (0.6)     (8.9)
Minority interest...................   (0.9)     (0.8)     (0.2)        (0.3)     (0.6)
                                      -----     -----     -----        -----     -----
Net income (loss)(1)................   10.1%      1.2%      0.0%        (0.9)%    (9.5)%
                                      =====     =====     =====        =====     =====

---------------

(1) Prior to the Merger, the Kalitta Companies filed income tax returns under Subchapter S of the U.S. Federal Income Tax Code. Therefore, all taxable income or losses of each of the Kalitta Companies have passed through to the sole shareholder of the Kalitta Companies.

NINE MONTHS ENDED SEPTEMBER 30, 1997 AS COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996


     Revenues. Revenues increased $24.6 million, or 8.2%, to $325.6 million in the first nine months of 1997 as compared to $301 million in the first nine months of 1996. This increase reflected the average number of aircraft available to the Kalitta Companies in the first nine months of 1997, including two Lockheed L-1011-200s (which were modified from passenger to freighter configuration), one Boeing 727-200 freighter and one Douglas DC-8-50 freighter.


     Air freight carrier service revenue increased $27.1 million, or 9.8%, to $302.3 million in the first nine months of 1997 from $275.2 million in the first nine months of 1996. This increase resulted from four factors. First, the addition of a Lockheed L-1011-200 freighter in late 1996 on the Los Angeles-Honolulu route for AIC. Second, the Kalitta Companies realized the full period effect of contract charter flights into and out of Brazil and Columbia, which commenced late in the second quarter of 1996 when the Kalitta Companies were awarded operating authority for these countries. Third, the Kalitta Companies recognized the full period effect of passenger revenues in 1997, which commenced in the fourth quarter of 1996. Fourth, the Kalitta Companies experienced an increase in the number of customers serviced in on-demand cargo services.

     Offsetting these increases, however, was (i) a decline in revenue generated from flights operated for the U.S. Military, (ii) a reduction in the number of aircraft operated by the Kalitta Companies for Burlington and (iii) a reduction in the number of aircraft leased to DHL Airways, Inc. The decline in revenues from the U.S. Military occurred because of increased competition for this business, as well as an increase in contract awards to airlines able to provide both freight and passenger service, the latter of which the Kalitta Companies were not qualified to provide to the U.S. Military. The Kalitta Companies expect to become eligible to operate passenger charters for the U.S. Military in December 1997.

     Third party maintenance and other revenue decreased $2.5 million, or 9.7%, to $23.3 million in the first nine months of 1997 from $25.8 million in the first nine months of 1996. The Kalitta Companies increased third-party engine maintenance work during the second half of 1996 as a result of new contracts with Lufthansa and International Turbine which terminated in the first half of 1997.


     Operating Expenses. Operating expenses increased by $46 million, or 15.9%, to $334.7 million in the first nine months of 1997 from $288.7 million in the same period in 1996. As a percent of revenues, operating expenses increased to 102.8% for the first nine months of 1997 from 95.9% in the same period in 1996. Flight expenses increased $19.2 million, or 17.9%, to $126.2 million for the first nine months of 1997 from $107 million in the same period in 1996. The increase was due primarily to (i) an increase in crew labor and training costs,
(ii) increased subcharter expense and (iii) an increase in the overall level of operating activity. Crew labor and training costs increased and average crew utilization dropped to approximately 47% in the first nine months of 1997 compared to approximately 53% in the prior year period, primarily as a result of an increased number of crews hired and trained in advance of anticipated increased levels of flight activity which did not materialize in part due to delays in acquiring aircraft. Expenses also increased because the Kalitta Companies were forced to subcharter three aircraft from third parties in order to meet service commitments during periods of unscheduled maintenance on their aircraft.



     Maintenance expenses increased $25.8 million, or 31.6%, to $107.4 million in the first nine months of 1997 from $81.6 million in the first nine months of 1996. Maintenance expenses increased as a percentage of revenues to 33% from 27.1%. The increase was primarily attributable to (i) engine repairs beginning in August 1996 relating to a Directive affecting the RB211 engines that power Lockheed L-1011 aircraft and unanticipated repairs and overhauls on the JT3, JT8 and JT9 engines, (ii) start-up costs associated with the preparation of two Lockheed L-1011 aircraft to initiate the Company's wide-body passenger charter service, (iii) a substantial increase in the number of aircraft serviced at the Oscoda maintenance facility and the related costs of components and aircraft parts and (iv) the addition of personnel required to perform the increased levels of aircraft maintenance and repair in the Kalitta Companies' facilities.


     Fuel costs decreased $3.3 million, or 5.7%, to $55.1 million for the nine months ended September 30, 1997 as compared to $58.4 million in the same period in 1996. This decrease was attributable to a drop in the amount of charter activity for the U.S. Military. The Kalitta Companies' contracts with the U.S. Military include the cost of fuel in the contract price. Consequently, fuel expense is directly offset by revenue attributable to the fuel cost portion of the contract price.


     Depreciation expense increased $2.5 million, or 10.4%, to $26.5 million for the nine months ended September 30, 1997 from $24 million for the comparable period in 1996, primarily as a result of the average number of aircraft in the Kalitta Companies' fleet during the latter part of 1996 and in 1997.


     Selling, general and administrative expenses increased $2.4 million, or 15.6%, to $17.8 million in the nine months ended September 30, 1997 from $15.4 million in the same period in 1996, primarily due to increased payroll related costs. The expansion of maintenance operations and increases in overall activity generated the need for increased support personnel in the areas of information systems, human resources and sales and marketing. In addition, the Kalitta Companies experienced an increase in fees associated with its indebtedness over the latter part of 1996 and into the first nine months of 1997.


     As a result of the above factors, the Kalitta Companies experienced an operating loss of $9 million during the nine months ended September 30, 1997 compared to operating income of $12.3 million during the nine months ended September 30, 1996.


     Other Income (Expense). Net interest expense increased $3.9 million, or 24.7%, to $19.7 million in the nine months ended September 30, 1997 from $15.8 million in the nine months ended September 30, 1996. The increase was due to increased borrowings relating to the acquisition of new aircraft and ground support equipment, as well as increased borrowings under the Kalitta Companies' revolving credit line. The average interest rate on the Kalitta Companies' borrowings increased to 9.3% from 9.1% in the prior year period.


     Gain on disposition of property and equipment, net, increased $0.2 million to $0.6 million for the nine months ended September 30, 1997 as compared to $0.4 million for the first nine months of 1996. The increase resulted from the sale of one Boeing 727-100 passenger aircraft in January 1997.



     Gain on contract termination decreased $1.2 million for the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996 due to the cancellation of an operating agreement between the Kalitta Companies and a third party. Under the settlement agreement, rent was waived for the Kalitta Companies through the end of the original lease term resulting in a gain to the Kalitta Companies.



     Gain on insurance reimbursement increased $0.5 million in the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996 due to a Boeing 747-200 freighter aircraft sustaining damage from a hard landing. The Kalitta Companies used its own maintenance capabilities to complete the repairs to the aircraft and incurred costs less than originally anticipated. Consequently, the excess of the insurance proceeds received resulted in a gain in the nine months ended September 30, 1997.



     Merger-related costs increased to $1.3 million for the nine months ended September 30, 1997. These expenses represent legal and accounting fees incurred in connection with the Transactions and the sale of 16 Boeing 727s to Kitty Hawk.



     Minority Interest. Minority interest represents the earnings attributable to the 40% of AIC owned by a third party. Minority interest increased $1 million to $1.9 million for the first nine months of 1997, as compared to $0.9 million for the same period in 1996. The increase is attributable to higher earnings at AIC resulting from the addition of a Lockheed L-1011 aircraft to the Los Angeles-Honolulu route and the achievement of better yields in the inter-island service in Hawaii.


YEAR ENDED DECEMBER 31, 1996 AS COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues. Revenues increased $50.8 million, or 13.6%, to $424.5 million in 1996 from $373.7 million in 1995. This was due to an increase in scheduled cargo revenues and to an increase in the average number of aircraft available. In 1996, the Kalitta Companies added four Lockheed L-1011s, three Boeing 727s, one DC-8-50 and three additional Hansa aircraft to their fleet.


     Air freight carrier service revenues increased $28.8 million, or 8%, to $388.2 million in 1996 from $359.4 million in 1995. This increase was due to four factors. First, the Kalitta Companies increased the number of cities served by its overnight cargo service and introduced a second-day product. Second, AIC introduced inter-island flights in the Hawaiian Islands in December 1995, and added a second Lockheed L-1011 to its Los Angeles-Honolulu route. Third, the Kalitta Companies obtained new contract work for International Air Charter, AeroFloral and Fast Air, as well as additional charter work for the U.S. Military. Fourth, passenger charter revenues increased as a result of the Kalitta Companies decision to enter the passenger charter market for leisure travel in the fourth quarter of 1996.


     Offsetting these increases was a decrease in revenues due to the loss of the U.S. Postal Service (the "Postal Service") Christmas Network ("CNET") contract. In 1995, the Kalitta Companies' revenues from CNET were approximately $42.9 million, $4.1 million of which represented fuel and other charges passed-through to the Postal Service and booked by the Kalitta Companies as an expense.


     Third party maintenance revenue increased $22 million or 153.8%, to $36.3 million in 1996 from $14.3 million in 1995. This is due to engine maintenance contracts with Lufthansa and Spirit Airlines which were executed in 1996, as well as increased activity for the Kalitta Companies' small engine maintenance division because of continuous expansion of its customer base and the business failure of a competitor.



     Operating Expenses. As a percentage of total revenues, operating expenses decreased to 95% of revenues in 1996 from 99.4% in 1995. This decrease was largely due to the costs to hire and train flight and maintenance crews in 1995 in anticipation of the expansion of the Kalitta Companies' fleet in 1995.

     Flight expenses decreased $18.5 million, or 11%, to $150.3 million in 1996 from $168.8 million in 1995. The operation of additional aircraft in the latter part of 1995 with crews hired and trained in 1995 caused crew utilization in 1996 to increase to 52%, as compared to 44% in 1995. As a consequence, the Kalitta Companies were able to better absorb labor and benefit costs associated with these crews in 1996 than in 1995. Training costs associated with the reduction in the average number of crews decreased $0.4 million in 1996, as compared to 1995. Flight expenses also decreased because (i) the Kalitta Companies lost the 1996 CNET contract to Kitty Hawk which eliminated costs associated with the subcharter in 1995 of several aircraft required to fulfill the contract, (ii) the Kalitta Companies purchased a Boeing 747 freighter in June of 1996 that it had been leasing and (iii) subcharter expense for KFS decreased $1.6 million in 1996 as compared to 1995 because of an increase in available aircraft. These decreases were offset by increases in revenue related costs such as parking, air navigation and landing fees and ground handling costs resulting from increased flight activity in 1996 as compared to 1995.


     Maintenance expense increased $11.7 million, or 11.3%, to $115.1 million in 1996 from $103.4 million in 1995. The increase was due to extensive engine maintenance and overhaul costs incurred in 1996 as compared to 1995 and, in part, as a consequence, an increase in employee-related maintenance costs. The increase was partially offset by a decrease in both maintenance work performed for the Kalitta Companies by outside parties and in the number of contract laborers which had both been used in 1995 to complete significant maintenance checks on a number of the Kalitta Companies' aircraft.

     Fuel costs increased $28.2 million, or 51.7%, to $82.7 million in 1996 from $54.5 million in 1995 because of an increase in charter activity for the U.S. Military, increased flight activity for on-demand charters, and fuel price increases during the latter half of 1996. This increase, however, did not have as significant an effect on the Kalitta Companies' results of operations because the increased fuel costs were included in the charges to customers and booked as revenues which offsets fuel expense.


     Depreciation expense increased $11.1 million, or 53%, to $32.1 million in 1996, as compared to $21 million in 1995 due to an increase in the number of aircraft brought into the Kalitta Companies' fleet during the latter part of 1995 and present during all of 1996.



     Selling, general and administrative expenses increased $0.2 million, or 1%, to $21.9 million in 1996 from $21.7 million in 1995. This increase was attributable to increases in administrative payroll related costs during 1996 over 1995.


     Other Income (Expense). Interest expense net increased $6.9 million, or 46.7%, to $21.6 million in 1996 from $14.7 million in 1995, due to an increase in indebtedness relating to the acquisition of aircraft and ground support equipment and to an increase in the Kalitta Companies' revolving credit line. Gain on disposition of property and equipment, net, decreased to $0.1 million for 1996 from $11.7 million for 1995. The net gain in 1995 mainly represents the sale of an aircraft engine, four Boeing 727-200 freighter aircraft, one Beech aircraft, one Boeing 727-200 passenger aircraft and one Douglas DC-8-50 freighter aircraft.


     Minority Interest. Minority interest in AIC decreased $2 million, or 64.5%, to $1.1 million in 1996 from $3.1 million in 1995. This decrease was due to increased costs associated with additional aircraft service, the start-up of inter-island service in Hawaii and an increase in cost for the use of aircraft.


YEAR ENDED DECEMBER 31, 1995 AS COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues. Revenues increased $68.2 million, or 22.3%, to $373.7 million in 1995 from $305.5 million in 1994. This was due to new contract cargo business and additional aircraft capacity resulting from the completion of modification from passenger to freighter configuration of 13 aircraft acquired by the Kalitta Companies from late 1994 through the end of 1995, including one Lockheed L-1011-200, one Douglas DC-8 and 11 Boeing 727-200s. KFS also added three aircraft to its fleet in 1995.

     Air freight carrier service revenues increased $61.3 million, or 20.6%, to $359.4 million in 1995 from $298.1 million in 1994. This increase was due primarily to three factors. First, an increase in the number of cities serviced during 1995 over 1994 as well as an overall increase in lift capacity resulting from both an increase in the average number of aircraft operated per night by AIA and a change in the mix of the types of aircraft used by the Kalitta Companies. Second, the impact of the full year effect of AIC's service to Australia which commenced in the third quarter of 1994 led to increased revenues along with the addition by AIC of a weekend round trip between San Francisco and Honolulu in 1995. Third, six new contracts for which a majority of the revenues were realized in 1995, as well as AIA's 1995 CNET contract for the Postal Service during the holiday season led to increased revenues.

     Offsetting these increases were decreases in revenues generated in 1995 from flights for the U.S. Military as compared to 1994.

     Third party maintenance revenue increased $6.9 million or 93.2%, to $14.3 million in 1995 from $7.4 million in 1994. This was due to an increase in maintenance work for third parties.

     Operating Expenses. As a percentage of total revenues, operating expenses increased to 99.4% of revenues in 1995 from 87.3% in 1994. Most of the increase resulted from the cost to hire and train flight and maintenance crews in connection with the expansion of the Kalitta Companies' fleet of aircraft with Boeing 747-200, Lockheed L-1011 and Boeing 727-200 freighters. Also contributing to the increased percentage of costs to revenue during 1995 was the one-time cost associated with the relocation of hub operations from Ypsilanti, Michigan to Terre Haute, Indiana in May 1995 at a cost of $2.6 million. The Kalitta Companies made the move to overcome operating restrictions at Willow Run Airport in Ypsilanti, Michigan relating to adverse weather conditions and inadequate facilities.


     Flight expenses increased $53.2 million, or 46%, to $168.8 million in 1995, as compared to $115.6 million in 1994. In anticipation of the expansion of its fleet, the Kalitta Companies increased its number of pilots by an average of 182 pilots, a 54% increase. Because not all of the new aircraft for which these pilots had been hired had yet been acquired or were still in modification, crew utilization for 1995 was approximately 44% as compared to approximately 53% in 1994. Additionally, travel and training costs associated with the new and current crew members increased approximately $3.9 million. Aircraft lease expense also increased 50.4% to $19.4 million in 1995 from $12.9 million in 1994 for three reasons. First, the Kalitta Companies leased a Boeing 747 aircraft to fulfill its obligations while casualty damage to one of its own Boeing 747s was being repaired. Second, the increase in the number of cities serviced forced the Kalitta Companies to subcharter additional aircraft. Finally, flight expenses were higher in 1995 than in 1994 because of an increase in revenue-related costs such as landing, air navigation and parking fees and ground handling costs.



     Maintenance expenses increased $38.7 million, or 59.8%, to $103.4 million in 1995 from $64.7 million in 1994 due to (i) an increase in regular, recurring maintenance on aircraft resulting from the growth in size of the fleet, (ii) unusually high maintenance costs because of special maintenance on damaged aircraft, (iii) a decision to perform "C-Check" level maintenance on all of its Boeing 727-200s while they were undergoing modification to freighters and (iv) additional maintenance required on the Boeing 727-200s to meet FAA "Aging Aircraft" requirements. See "Business -- Regulation." In conjunction with these costs, employee-related costs increased $12.4 million, or 49.6%, to $37.4 million in 1995, as compared to $25 million in 1994. In addition, costs for aircraft parts increased $12.8 million, or 50.8%, to $38.3 million in 1995 from $25.5 million in 1994. Finally, outside maintenance labor costs increased during 1995 to meet peak maintenance demands throughout the year.


     Fuel costs decreased $2.9 million, or 5.1%, to $54.5 million in 1995 from $57.4 million in 1994 because of a decrease in contract cargo service for customers where the Kalitta Companies were directly responsible for the cost of fuel.


     Depreciation expense increased $7.2 million, or 52.2%, to $21 million in 1995 from $13.8 million in 1994. This increase was the result of the significant number of aircraft which were modified to freighters and placed in revenue service during the second half of 1994 and in 1995, including two Boeing 747-200s, ten Boeing 727-200s, three Douglas DC-8s and one Lockheed L-1011 aircraft. KFS also added three aircraft to its fleet during 1995.


     Selling, general and administrative expenses increased $8.4 million, or 63.2%, to $21.7 million in 1995 from $13.3 million in 1994. The majority of this increase resulted from the addition of administrative staff to support expansion. In addition, during 1995, the Kalitta Companies incurred $1.9 million in professional services primarily consisting of consulting costs associated with improving its support systems.


     Other Income (Expense). Interest expense net increased $6.7 million, or 83.8%, to $14.7 million in 1995 from $8 million in 1994 due to an increase in indebtedness relating to the acquisition of aircraft, as well as the purchase of related ground support equipment. Net gain on disposition of property and equipment was $11.7 million in 1995, as compared to $3.4 million in 1994. The gain in 1995 resulted from the sale of an aircraft engine, four Boeing 727-200 freighters, one Douglas DC-8 freighter, one Boeing 727-200 passenger aircraft and one Beech aircraft.


     In June 1995, one of the Kalitta Companies' Boeing 747 aircraft sustained damage to the underside of its fuselage when wind shear conditions experienced on approach to the Panama City airport caused the fuselage to drag over some fixed landing lights and received an insurance award of $11.2 million (net of a $250,000 deductible) as a result of the casualty. The Kalitta Companies were able to use its own maintenance capability to complete repairs to the aircraft and obtain spare parts from an owned airframe which had zero book value. The cost incurred by the Kalitta Companies to complete the repair was approximately $3.1 million. The excess insurance proceeds resulted in a gain. However, the Kalitta Companies lost revenue during the 14 weeks while the aircraft was out of service, incurred costs to maintain crews and maintenance personnel and experienced the higher cost of increased use of a Boeing 747-200 freighter dry-leased to meet obligations to third parties while the damaged aircraft was in repair.

     Minority Interest. Minority interest in AIC increased $0.3 million, or 10.7%, to $3.1 million in 1995, as compared to $2.8 million in 1994 due to increased revenue activities.

LIQUIDITY AND CAPITAL RESOURCES

     A discussion of the liquidity and capital resources of the Company after the Transactions and Refinancings is set forth below under "The Company's Liquidity and Capital Resources."

     Kitty Hawk. Kitty Hawk's capital requirements have been primarily for the acquisition and modification of aircraft and working capital. In addition, Kitty Hawk has and will continue to have capital requirements for the requisite periodic and major overhaul maintenance checks for its fleet and, subsequent to the Note Offering, Kitty Hawk will have substantial debt service expenses. Kitty Hawk's funding of its capital requirements historically has been primarily from a combination of internally generated funds, bank borrowings and the proceeds of its initial public offering. In addition to purchasing aircraft, Kitty Hawk has leased aircraft and entered into a sale leaseback transaction to acquire aircraft and may enter into similar transactions in the future.

     Cash provided by operating activities was $18.4 million and $19.6 million in the nine months ended September 30, 1997 and 1996, respectively. As of September 30, 1997, Kitty Hawk had working capital of $0.1 million compared to $33.5 million at December 31, 1996.

     Cash provided/(used) by investing activities was $(33.5 million), $4.7 million and $(99.6 million) for the fiscal year ended August 31, 1996, the Transition Period and the nine months ended September 30, 1997, respectively. Cash provided/(used) by financing activities was $18.3 million, $17.2 million and $56.3 million for the fiscal year ended August 31, 1996, the Transition Period and the nine months ended September 30, 1997, respectively.


     As of September 30, 1997, Kitty Hawk had approximately $80.7 million of indebtedness with WFB, BOT and 1st Source Bank. In addition, in November 1996, in connection with Kitty Hawk's acquisition of a one-third undivided interest in four Falcon 20 jet aircraft, Kitty Hawk and the two other co-owners of such aircraft entered into a five year, $4.3 million term loan. On September 30, 1997, the balance on this loan was $3.4 million. See "Description of Certain Indebtedness."


     Capital expenditures were $99.6 million and $31.4 million for the nine months ended September 30, 1997 and 1996, respectively. Capital expenditures for the nine months ended September 30, 1997 were primarily for the overhaul of several JT8D-7 jet engines and the purchase of (i) 18 Boeing 727-200 aircraft,
(ii) cargo and
noise abatement modifications for one Boeing 727-200 aircraft, (iii) noise abatement equipment with respect to two DC-9-15F aircraft, (iv) ten reconditioned JT8D jet engines, (v) leasehold improvements to Boeing 727-200 aircraft, (vi) the 40,000 square foot headquarters facility and related ground sublease at Dallas/Fort Worth International Airport, (vii) major maintenance checks and (viii) ground service equipment for use in the USPS Christmas 1997 Contract. Capital expenditures for the nine months ended September 30, 1996 were primarily for the purchase of (i) three Boeing 727-200 aircraft and (ii) cargo and noise abatement modifications for two Boeing 727-200 aircraft.



     In October 1996, Kitty Hawk sold in an initial public offering 2,700,000 shares of Common Stock, raising net proceeds of approximately $29.3 million to purchase and modify to cargo configuration five Boeing 727-200 aircraft. As of November 10, 1997, Kitty Hawk has used all of the net proceeds of the initial public offering to fund these costs. Kitty Hawk has purchased (i) one Boeing 727-200 freighter aircraft for $4.4 million, (ii) one Boeing 727-200 aircraft for $2.3 million which was modified to cargo configuration for an additional cost of approximately $3.3 million (including approximately $2.2 million for noise abatement equipment), (iii) one Boeing 727-200 aircraft for $3.5 million which was modified to cargo configuration for an additional cost of approximately $5.2 million (including noise abatement equipment for approximately $2.5 million), (iv) one Boeing 727-200 aircraft for $3.5 million which was placed into revenue service as a leased passenger aircraft until its next major maintenance check (approximately 3,000 flight hours) at which time Kitty Hawk currently anticipates modifying the aircraft to cargo configuration for an additional cost of approximately $5 million (including $2.5 million for noise abatement equipment which has already been installed) and (v) $5 million for partial payment on the 16 Boeing 727 aircraft acquired from the Kalitta Companies.



     In December 1996, Kitty Hawk amended its agreement with its supplier of noise abatement equipment to increase the number of hushkits it has firmly committed to purchase and to establish fixed prices. In connection with this new agreement, Kitty Hawk paid the vendor an additional $350,000 in deposits on future, firm orders valued between $13 and $17.5 million, depending on type selected. In 1997, Kitty Hawk anticipates an aggregate capital expenditure of $8 million for noise abatement modifications. In 1998, Kitty Hawk anticipates an aggregate capital expenditure ranging from $9 million to $11 million for noise abatement modifications to aircraft currently owned. In 1998, Kitty Hawk anticipates an aggregate capital expenditure ranging from $18 million to $20 million for noise abatement modifications to the Boeing 727 aircraft acquired from the Kalitta Companies in September 1997. In the event Kitty Hawk acquires more aircraft than currently proposed, Kitty Hawk's anticipated aggregate capital expenditures for noise abatement modifications in 1998 could materially increase.


     As of September 30, 1997, Kitty Hawk's revenue fleet was comprised of 41 owned and 3 leased aircraft, which includes 32 Boeing 727 aircraft, 5 Douglas DC-9-15F aircraft and 7 turbo-prop Convairs. Kitty Hawk anticipates converting one passenger configured Boeing 727-200 aircraft to cargo configuration in 1998. These aircraft do not include Kitty Hawk's undivided one-third interest in four Falcon 20 jet aircraft leased to a third party operator. Service Bulletins and Directives issued under the FAA's "Aging Aircraft" program or issued on an ad hoc basis cause certain of these aircraft to be subject to extensive aircraft examinations and require certain of these aircraft to undergo structural inspections and modifications to address problems of corrosion and structural fatigue at specified times. It is possible that additional Service Bulletins or Directives applicable to the types of aircraft included in Kitty Hawk's fleet could be issued in the future. The cost of compliance with such Directives and Service Bulletins cannot currently be estimated, but could be substantial. See "Risk Factors -- Government Regulation."

     As of September 30, 1997, Kitty Hawk owned 29 and leased 3 Boeing 727 aircraft, 29 of which were previously converted from passenger configuration to freighter configuration by the installation of a large cargo door and numerous interior modifications related to the installation of cargo container handling systems. The FAA has issued a proposed Directive, which if adopted, would limit the cargo capacity of 28 of these Boeing 727s until certain modifications are made. See "Business -- Aircraft Fleet."

     Kitty Hawk historically has followed and currently intends to follow, a policy of retiring Convairs at the time of their next scheduled major overhaul maintenance checks rather than expending the amounts necessary to complete such checks. Two Convairs have been retired since December 31, 1996.

     The Kalitta Companies. The Kalitta Companies' capital requirements have been primarily for the acquisition and modification of aircraft and for the expansion and improvement of maintenance and support facilities and infrastructure. In addition, the Kalitta Companies had capital requirements for the requisite and periodic routine overhaul maintenance on aircraft. The Kalitta Companies also lease aircraft from time to time. Capital needs have historically been funded with a combination of cash flow from operations, aircraft sales and bank borrowings.

     Cash used in operating activities was $13.1 million for the first nine months of 1997 as compared to cash provided by operating activities of $27.7 million in the same period in 1996. As of September 30, 1997, the Kalitta Companies had cash and cash equivalents of $3.3 million, as compared to $3.3 million as of September 30, 1996. The Kalitta Companies had a working capital deficit of $233.1 million at September 30, 1997, compared to a deficit of $194.3 million at September 30, 1996. The decrease in cash flow from operating activities was due primarily to the increase in net loss and a decrease in accounts receivable for the first nine months of 1997 as compared to the first nine months of 1996. Also contributing to the decrease was an increase in restricted cash at September 30, 1997 compared to September 30, 1996. Net cash provided by operating activities was $26.4 million, $49.5 million and $33.8 million in 1996, 1995 and 1994, respectively.


     Net cash used in investing activities was $0.2 million for the nine months ended September 30, 1997 as compared to net cash used in investing activities of $33.4 million for the nine months ended September 30, 1996. Total capital expenditures increased 25% to $54.5 million for the nine months ended September 30, 1997 from $43.6 million for the same period in 1996. Expenditures in the nine months ended September 30, 1997 represented the purchase of additional aircraft and capitalization of costs to modify the aircraft to freighter configuration. In addition, the sale of 16 Boeing 727 aircraft to Kitty Hawk resulted in proceeds of $51 million of which $21 million was used to purchase a Boeing 747-200 aircraft, $9 million was used to purchase a Lockheed L-1011 freighter and $11 million was placed in escrow to pay for converting this Boeing 747-200 aircraft from passenger to freighter configuration. The Kalitta Companies estimate these conversion costs will be approximately $8 million. Net cash used in investing activities was $42.4 million, $120.9 million and $72.5 million in 1996, 1995 and 1994, respectively, and primarily represented additional aircraft added to the fleet, flight equipment acquired and capitalized airframe maintenance. Net cash used in investing activities in 1995 included costs of modification of the Kalitta Companies' Boeing 727-200 aircraft to freighters as a majority of these aircraft were acquired in 1994 and were placed in revenue service throughout 1995.



     Net cash provided by financing activities was $14.2 million for the nine months ended September 30, 1997 as compared to $8 million for the nine months ended September 30, 1996. Net cash provided by financing activities was $17.2 million, $67.8 million and $42.3 million in 1996, 1995 and 1994, respectively. Cash provided by financing activities for each year primarily represented additional borrowings to fund the Kalitta Companies' acquisition of aircraft and equipment and to fund operating activities during those years.


     The Kalitta Companies' liquidity is affected by the seasonal nature of their businesses. Primarily because of the increase in air freight during the Christmas holiday season, a significant portion of the Kalitta Companies' revenues are earned in the fourth calendar quarter. During the first quarter, the Kalitta Companies typically experience lower levels of utilization and yields as demand for air cargo charters is reduced relative to other times of the year.

     The Kalitta Companies have a revolving credit and term loan facility under an Amended and Restated Credit Agreement, as amended (the "Kalitta Companies Credit Agreement"), with Comerica Bank, Detroit, Michigan ("Comerica") and Heller Financial, Inc. ("Heller"). Under the Kalitta Companies Credit Agreement, the Kalitta Companies may borrow up to $55 million on a revolving credit basis, subject to a borrowing base formula (the "Credit Facility"). In addition, the Kalitta Companies may borrow up to an additional $5 million, subject to a borrowing base formula (the "Second Credit Facility"). As of

September 30, 1997, the outstanding principal balance on the Credit Facility was $53.9 million and the outstanding principal balance of the Second Credit Facility was approximately $4.7 million.

     Amounts outstanding under the Credit Facility bear interest at a per annum variable rate equal to Comerica's prime rate plus 1.25% (subject to certain adjustments as set forth in the Kalitta Companies Credit Agreement), and the Kalitta Companies are obligated to make monthly payments of accrued interest. All of the indebtedness under the Credit Facility must be repaid by December 9, 1999.


     In addition, pursuant to the Credit Agreement, Comerica has two loans to the Kalitta Companies to finance aircraft acquisitions, one in the principal amount of $12.6 million outstanding as of September 30, 1997 (the "Bridge Loan"), and the other in the principal amount of $3.9 million outstanding on September 30, 1997 (the "Mortgage Loan"). Both the Bridge Loan and the Mortgage Loan are payable in monthly installments of principal and interest with interest accruing at Comerica's prime rate, plus 2% and 1.75%, respectively. The Bridge Loan is due on December 9, 1999, and the Mortgage Loan on May 19, 1999.



     In addition, AIA has a term loan from Comerica (the "Comerica Term Loan") under a separate term loan agreement (the "Comerica Term Loan Agreement") to which Heller is not a party. AIA used the Comerica Term Loan to refinance certain other indebtedness owed to Comerica. As of September 30, 1997, the outstanding principal balance of the Comerica Term Loan was $13 million. The principal balance accrues interest at a per annum variable rate equal to Comerica's prime rate plus 2%, subject to certain adjustments. The Comerica Term Loan is payable in equal monthly principal installments of approximately $0.3 million plus accrued interest until February 15, 2001, when the entire outstanding principal amount and all accrued interest is due.


     The loans under the Credit Agreement and the Comerica Term Loan Agreement are secured by substantially all of the assets of AIA, KFS and FOL, except for certain assets pledged to other lenders and for certain real estate. In addition, the Credit Agreement contains restrictions on the ability of AIA, KFS and FOL to pledge assets to their respective future lenders. AIA and Mr. Kalitta have guaranteed all indebtedness owing to Heller and Comerica by KFS or FOL; and Mr. Kalitta, KFS and FOL have guaranteed all indebtedness owed to Heller and Comerica by AIA.

     The Credit Agreement, Comerica Term Loan Agreement and related documents contain a number of restrictive covenants, as well as affirmative covenants requiring the maintenance of certain financial conditions. At December 31, 1996 and continuing in 1997, the Kalitta Companies were in violation of these covenants, as well as other covenants contained in the Credit Agreement and the related documents. See "Risk Factors -- Recent Financial Performance of the Kalitta Companies."

     The Kalitta Companies have generally financed the acquisition and, when necessary, the modification of aircraft to freighter configuration, with the proceeds of financings secured by airframes, engines and, in some cases, ground handling equipment. Sources for this type of financing presently include Comerica, FINOVA Capital Corporation ("Finova"), First National Bank of Ohio, Sanwa Business Credit Corporation, NationsBank (formerly known as Boatmen's National Bank of Saint Louis), 1st Source Bank, Fleet Credit Corporation, General Electric Capital Corporation, First Security Bank National Association, as trustee, Morgans Waterfall, BSI Nassau (Bahamas), Michigan National Bank and Concord Capital Corporation.


     As of September 30, 1997, total indebtedness of the Kalitta Companies (excluding payables, accrued liabilities, minority interest and indebtedness incurred under the Credit Facility and the Second Credit Facility) was approximately $196.4 million, approximately $71.9 million of which was held by Finova. Approximately $142.7 million of this indebtedness accrues interest at fixed rates ranging from 5.3% to 18% per annum, while the remainder accrues interest at variable rates ranging from one to four percent over a specified per annum prime or other base rate. Maturities of term indebtedness range between one and seven years, with current maturities at September 30, 1997 of approximately $91.7 million.


     The Kalitta Companies have been and continue to be in default on virtually all of their indebtedness, including indebtedness with Comerica and Finova. The defaults relate to non-compliance with certain financial, operating and other covenants that restrict the activities of the Kalitta Companies. These covenants restrict, among other things, the ability to grant liens, incur indebtedness, make capital expenditures, make investments, prepay debt, pay dividends and redeem equity. Accordingly, this long-term indebtedness has been classified as current. See "Risk
Factors -- Recent Financial Performance of the Kalitta Companies."


     All but approximately $8 million of the indebtedness of the Kalitta Companies will be retired with the net proceeds of this Common Stock Offering and the Note Offering, subject to the payment of approximately $3 million in prepayment penalties. See "Use of Proceeds."

THE COMPANY'S LIQUIDITY AND CAPITAL RESOURCES

     The Company's capital requirements are expected to be primarily for the acquisition and modification of aircraft, working capital and the expansion and improvement of maintenance and support facilities. In addition, the Company has, and will continue to have, capital requirements for the requisite periodic and major overhaul maintenance checks for its fleet and for debt service. The Company also has seasonal working capital needs, because it generates higher revenue and cash flow in the fourth quarter and lower revenue and cash flow in the first quarter. Funding of capital requirements has historically been through internally generated funds, bank borrowings, aircraft sales and, in the case of Kitty Hawk, its initial public offering. From time to time, the Company has entered into sale/leaseback transactions to acquire aircraft and may continue to do so in the future.


     Upon consummation of the Transactions and the Refinancings, all but approximately $10 million of the existing debt of Kitty Hawk and the Kalitta Companies will be refinanced. The net proceeds of this Common Stock Offering, the Note Offering and the Term Loan will be used to refinance this indebtedness. See "Use of Proceeds" and "Descriptions of Certain Indebtedness."



     The Term Loan will be incurred to refinance the indebtedness incurred in September 1997 to finance the acquisition of 16 Boeing 727s from the Kalitta Companies. The Term Loan will have an initial principal amount of $45.9 million, will mature five years after issuance and will be payable in equal quarterly principal installments of $2.25 million commencing in 1999 and ending in 2002, with a balance of approximately $12.15 million due at maturity. Interest on the Term Loan will accrue initially at LIBOR plus 3% or the Base Rate plus 1.5%, subject to reduction. See "Description of Certain Indebtedness." The Term Loan will be secured by accounts receivable, all inventory (including rotables), intangibles and contract rights, cash and the 16 Boeing 727s and related engines recently acquired from the Kalitta Companies.



     In addition, to fund ongoing capital requirements, including possible acquisitions, the Company will enter into the New Credit Facility with WFB, individually and as agent for various lenders. The New Credit Facility will provide the Company with up to $100 million in revolving loans to be secured by the same collateral as the Term Loan. The facility will bear interest initially at LIBOR plus 2.75% or a Base Rate plus 1.25%, subject to adjustment within the same parameters as the Term Loan. The Base Rate is WFB's Prime Rate or the Federal Funds Rate plus 5%. Borrowings under the New Credit Facility will be subject to borrowing base limitations based on eligible inventory and accounts receivable and will mature five years from execution of the New Credit Facility.


     The Company currently estimates that capital expenditures in the fourth quarter of 1997 and in 1998 will aggregate approximately $100 million and that it will make substantial capital expenditures thereafter. However, the foregoing forward-looking statement is only a current estimate and actual capital expenditures could be substantially different. The amount of capital expenditures will depend on the extent and timing of purchases of aircraft (including the Optioned Boeing 747s), the cost and availability of parts to modify aircraft to freighter configuration and the timing and content of Service Bulletins and Directives, all of which are beyond the Company's control. See "Risk Factors -- Capital Intensive Nature of Aircraft Ownership and Operation."


     In September 1997, the Company acquired one Boeing 747 and expects to make approximately $8 million of capital expenditures in the fourth quarter of 1997 to modify this Boeing 747 to freighter configuration. In the fourth quarter of 1997 and/or 1998 the Company expects to acquire the Optioned Boeing 747s for $40 million and to modify these aircraft to freighter configuration for approximately $16 million. There can be no assurance that the costs to acquire or modify these aircraft will not exceed these amounts.

Additionally, the Company anticipates converting one Boeing 727 aircraft from passenger to freighter configuration during 1998 at a cost of approximately $5 million.


     During 1998, the Company anticipates capital expenditures ranging from $27 million to $32 million for noise abatement modifications to DC-9 and Boeing 727 aircraft currently owned. The Company's total capital expenditures for noise abatement modifications for its existing fleet of owned and leased aircraft is expected to be approximately $95 million. The entire fleet must be Stage III compliant by the year 2000. In the event more aircraft are acquired, anticipated capital expenditures for noise abatement modifications could materially increase.

     Service Bulletins and Directives issued under the FAA's "Aging Aircraft" program or issued on an ad hoc basis cause certain of the Company's aircraft to be subject to extensive aircraft examinations and require certain of the Company's aircraft to undergo structural inspections and modifications to address problems of corrosion and structural fatigue at specified times. It is possible that additional Service Bulletins or Directives applicable to the Company's fleet could be issued in the future. The cost of compliance with such Directives and Service Bulletins cannot currently be estimated, but could be substantial. See "Risk Factors -- Government Regulation."

     The Company operates a fleet of 31 Boeing 727s, all of which were previously converted from passenger configuration to freighter configuration by the installation of a large cargo door and numerous interior modifications related to the installation of cargo container handling systems. The FAA has issued a proposed Directive, which if adopted, would limit the cargo capacity of 30 of these Boeing 727s until certain modifications are made. The cost to make such modifications and the amount of revenue that could be lost cannot currently be estimated. However, the Company believes this Directive will not have a material adverse effect on the Company. See "Business -- Aircraft
Fleet -- Boeing 727 Cargo Door and Floor Modification Regulations."


     The Company believes that available funds (including the New Credit Facility), bank borrowings and cash flows expected to be generated by operations, along with the net proceeds of this Common Stock Offering and the Note Offering, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may sell additional equity or debt securities or obtain additional credit facilities. However, there can be no assurance that the Company will be able to sell any additional equity or debt securities or obtain any additional credit facilities.


SEASONALITY

     Certain of the Company's customers engage in seasonal businesses, especially the U.S. Postal Service and customers in the automotive industry. As a result, the Company's air freight charter logistics business has historically experienced its highest quarterly revenues and profitability during the fourth quarter of the calendar year due to the peak Christmas season activity of the U.S. Postal Service and during the period from June 1 to November 30 when production schedules of the automotive industry typically increase. Consequently, the Company experiences its lowest quarterly revenue and profitability during the first quarter of the calendar year.

     The following tables reflect certain selected quarterly operating results, which have not been audited or reviewed. The information has been prepared on the same basis as the Consolidated Financial Statements appearing elsewhere in this Prospectus and includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information shown. The Company's results vary significantly from quarter to quarter and the operating results for any quarter are not necessarily indicative of the results that may be expected for any future period.

                                   KITTY HAWK

                                                  QUARTER ENDED
                        -----------------------------------------------------------------
                        NOVEMBER 30,   FEBRUARY 29,   MAY 31,   AUGUST 31,   NOVEMBER 30,
                            1995           1996        1996        1996          1996
                        ------------   ------------   -------   ----------   ------------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenues.........   $36,045        $48,577      $22,504    $35,289       $25,414
Gross profit...........     5,936          8,190        3,265      6,124         5,118
Operating income.......     3,564          2,447          897      2,126         2,851
Net income.............     1,956          1,273          182        698         1,632
Net income per share...   $  0.25        $  0.16      $  0.02    $  0.09       $  0.18

                          ONE MONTH                QUARTER ENDED
                            ENDED       ------------------------------------
                         DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                             1996         1997        1997         1997
                         ------------   ---------   --------   -------------
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenues.........    $34,572       $28,102    $32,366       $41,199
Gross profit...........      7,288         5,355      7,451         8,748
Operating income.......      5,868         2,571      4,679         5,593
Net income.............      3,661         1,414      2,561         2,993
Net income per share...    $  0.37       $  0.14    $  0.25       $  0.29


                             THE KALITTA COMPANIES

                                                                             QUARTER ENDED
                                       ------------------------------------------------------------------------------------------
                                       MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                         1996        1996         1996            1996         1997        1997         1997
                                       ---------   --------   -------------   ------------   ---------   --------   -------------
                                                                             (IN THOUSANDS)
Total revenues.......................  $ 84,303    $106,292     $110,417        $123,529     $ 92,898    $103,943     $128,803
Gross profit (loss)..................    (1,440)     16,573       14,921          14,341      (12,058)      4,583       17,916
Operating income (loss)..............    (6,626)     10,233        8,707           9,180      (17,940)     (1,503)      10,403
Net income (loss)....................  $$(12,019)  $  6,461     $  2,771        $  2,770     $(22,786)   $ (8,157)    $    201

                                    BUSINESS

     The description of the business of the Company that follows is the business of Kitty Hawk and the Kalitta Companies on a combined basis as if the Merger had been consummated. The closing of this Common Stock Offering is conditioned on
(i) the concurrent consummation of the Merger and the Note Offering and (ii) entering into the New Credit Facility.

GENERAL

     The Company is a leading U.S. and international air freight carrier and a leading provider of air freight logistics services for the delivery of freight on a highly-reliable, time sensitive basis. The Company also provides air passenger charter services and aircraft maintenance services.

INDUSTRY OVERVIEW

     Air Freight Carrier Services. The market for air freight services is served by an industry which is composed of (i) "door-to-door" express package delivery companies such as Federal Express and United Parcel Service, (ii) "freight-forwarders" that contract for air freight carrier service, (iii) air freight carriers that provide scheduled air freight delivery service and (iv) air freight carriers that provide on-demand charter service. These participants in the air freight services industry provide same-day, next-day and/or two-day delivery services. A number of air freight carriers, including the Company, provide a combination of these services.

     The Company directly participates in the same-day service segment of this industry by providing (i) regularly scheduled air freight service between certain airports, (ii) contract charter services and (iii) on-demand charter services. The Company also participates indirectly in the next-day and two-day freight delivery business by providing primary and additional lift capacity through contract charters for integrated air freight companies (such as Burlington Air Express, Inc., DHL Airways, Inc. and Emery Worldwide Airlines, Inc.) on designated routes for specified time periods. The Company has also historically provided contract charters for mail delivery for the U.S. Postal Service. The Company does not engage directly in the next-day or two-day "door-to-door" delivery business and, therefore, does not compete directly with its customers in this segment.

     According to the Boeing Report, the world air cargo market grew at an average rate of more than 8% per year from 1970 to 1995 as measured in revenue ton kilometers, more than 2.5 times the growth rate of world Gross Domestic Product. Also, according to the Boeing Report, the world air freight market is expected to increase at 6.7% annually through 2015. Management believes this projected growth in the world air freight market will be fueled by many factors, including economic growth, relaxation of international trade barriers, increasingly time-sensitive product delivery schedules and increased use of "just-in-time" inventory management systems as well as a shift towards dedicated air freight carriers and away from utilizing cargo space in commercial airlines due to the higher levels of service and reliability. The foregoing projected growth rate is only an estimate and there can be no assurance that such rate of growth will be achieved. See "Risk Factors."

     Air Freight Logistics Services. Demand for air freight charter logistics services is driven by demand for same day delivery of time sensitive freight. Factors which have contributed to the growth in demand for air logistics services include (i) outsourcing -- an increasing number of companies requiring same-day delivery of freight have decided to outsource air freight delivery operations; (ii) "just-in-time" inventory management -- many manufacturers have adopted just-in-time inventory management techniques which, while enhancing such manufacturers' inventory turnover, increases the importance of just-in-time delivery of needed component parts; and (iii) increased customer expectations -- more companies are requiring suppliers to meet specified delivery requirements in order to remain qualified as suppliers and such suppliers will utilize same day air freight as necessary to meet these delivery requirements.

     In contrast to the market for next-day and two-day freight delivery services, the Company believes that the market in North America for on-demand charters is served by hundreds of air freight carriers, the vast majority of which are privately held, operate from only one location and do not coordinate "door-to-door" charter delivery services to the extent of the Company's air logistics business.

     Other. The Company believes there is a substantial market for aircraft maintenance services in the United States and a trend towards a limited number of providers of all levels of maintenance checks on large and small jet engines. Because of the Company's comprehensive engine and aircraft maintenance capabilities, management believes it is well positioned to capitalize on this trend.

     The Company's passenger charter airline primarily caters to leisure travelers booking scheduled trips through tour operators and does not generally compete with scheduled passenger airlines. In addition, U.S. passenger charter operators have traditionally provided service to the U.S. Military to supplement its lift capacity, particularly during times of conflict.

COMPETITIVE STRENGTHS

     The Company believes that the following factors are competitive strengths and promote strong relationships with its diversified customer base.

     - Established Market Position. The Company, including its predecessors, has provided air freight carrier services for more than 30 years. The Company's extensive fleet and the diversity of its air freight carrier services (scheduled, contract charters and on-demand charters) have enabled it to become a leading U.S. and international air freight carrier. The Company has a diversified customer base, including (i) freight forwarders such as Burlington Air Express, Eagle USA and Emery Worldwide Airlines, (ii) U.S. government agencies such as the U.S. Postal Service and the U.S. Military and (iii) businesses such as General Motors and Boeing.

     - Attractive Fleet Characteristics. The Company believes that it has been successful in purchasing and modifying aircraft for its own fleet at favorable costs. The aircraft in the Company's fleet range from Boeing 747s to prop aircraft, enabling the Company to provide its customers with the aircraft type best suited to their particular transportation needs. The size and diversity of its fleet also allows the Company to deploy aircraft among its three air freight carrier service lines in a manner which improves fleet utilization.

     - Broad Service Capabilities. The Company believes that its air freight carrier services are attractive to its customers for several reasons, including (i) its history of providing reliable service, (ii) its ability to provide time-definite air transportation of almost any type or size of freight to most destinations worldwide upon short notice, (iii) its ability to manage critical freight shipments in North America from pick-up through delivery and (iv) its ability to provide its customers with real time updates of aircraft location and progress. In addition, the Company is able to coordinate its domestic and international scheduled services to offer customers reliable freight delivery service to and from North America and the Pacific Rim and Central and South America. The Company's capabilities are enhanced by its management information systems which enable the Company to continually monitor its flight operations, thereby facilitating aircraft and flight crew scheduling.

GROWTH STRATEGIES

     The Company's revenue has grown significantly over the last several years and the Company believes it can continue to increase revenues through the following opportunities:

     - Expansion of ACMI Charter Business. The Company believes there are, and will continue to be, opportunities to obtain ACMI contracts with international air carriers due to the projected shortage of wide-body aircraft needed to service those carrier's markets. The Company plans to focus its expansion efforts in the European, South American and Asia/Pacific markets and to connect route systems in those markets with its scheduled North American route systems. The Company recently acquired one used Boeing 747 which it is currently converting to freighter configuration and has an option to acquire the Optioned Boeing 747s which it expects to convert to freighter configuration.

     - Expansion of On-Demand Charter Business. The Company believes there are significant opportunities to grow its on-demand charter business because of continuing demand for expedited air freight services, especially in the case of "just-in-time" inventory systems and other time sensitive shipments. In addition to improving the utilization of the Kalitta Companies' aircraft, the Company anticipates purchasing additional aircraft to capitalize on this expected growth.

     - Expansion of Third Party Maintenance Services. The Company is one of the few dedicated air freight carriers in the world capable of maintaining and repairing aircraft which range in size from Boeing 747s to prop aircraft. Although the Company currently provides aircraft maintenance services to several customers, including Lufthansa, the Company intends to significantly increase marketing of its third party maintenance services. In particular, the Company intends to focus on marketing jet engine overhauls and maintenance, for which management believes there is a trend toward a limited number of service providers.

     - Expansion of Scheduled Freight Business. Because of the growth in the amount of freight shipped through its scheduled overnight freight hub in Terre Haute, Indiana, the Company anticipates moving its hub from Terre Haute to a new facility in Fort Wayne, Indiana in the spring of 1999. This new facility is expected to have nearly twice the sorting capacity of the Terre Haute, Indiana facility. In addition, the new facility is designed to improve productivity by reducing the time to load and unload aircraft and by decreasing sorting times.

     - Strategic Acquisitions. The Company will, from time to time, pursue acquisitions that enable it to (i) acquire complementary aircraft at favorable costs, (ii) expand its operations in selected geographic areas or (iii) achieve other strategic or operational benefits.

SERVICES
                              AIR CARRIER SERVICES

     The Company uses a diversified fleet of four Boeing 747s, six Lockheed L-1011s, 19 Douglas DC-8s, five Douglas DC-9s, 31 Boeing 727s and seven turbo-prop Convairs to provide air freight services on (i) a regularly scheduled basis between certain airports, (ii) a contract charter basis and (iii) an on-demand charter basis.

  Scheduled Freight Services

     Domestic. The Company operates a scheduled airport-to-airport air freight carrier service which provides overnight delivery to and from 47 cities in the United States. Freight received each evening is delivered by 8:00 a.m. the next day, Tuesday through Friday mornings, throughout the year. The majority of overnight deliveries are routed through the Company's 90,000 square foot sorting center located at the Hulman Regional Airport in Terre Haute, Indiana. In the first nine months of 1997, an average of 1,147 shipments, totaling approximately 458 tons of freight, were processed during each nightly primary sorting operation at the Hulman Regional Airport. The Company's right to use its space at the Hulman Regional Airport expires in August 1998. The Company is currently negotiating an extension of this lease through the spring of 1999, at which time the Company anticipates relocating its sorting operations from the Hulman Regional Airport to the Fort Wayne-Allen County Airport in Fort Wayne, Indiana in the spring of 1999. This new facility is expected to permit the Company to handle nearly twice the sorting capacity of the Terre Haute facility. In addition, the facility is designed to improve productivity by reducing the time to load and unload aircraft and decreasing sorting times. See "Risk
Factors -- Availability of Facilities" and "Business -- Ground Facilities."

     The Company's overnight operation caters primarily to freight-forwarders and other cargo airlines which either handle ground transport themselves or contract with others to do so. The Company competes with certain of these companies that ship large and odd-sized freight, including the United Parcel Service, Emery Air Freight and Burlington Air Express, as well as commercial passenger airlines which provide freight service on their scheduled flights.

     The Company's scheduled air freight service currently transports air freight to and from airports located in 23 cities. In addition, the Company contracts with third parties to transport freight between those 23 airports and 24 other airport locations at which the Company receives and delivers freight at scheduled times. The following is a list of the current delivery locations for the Company's scheduled operations:

                AIRPORT DELIVERY LOCATIONS                                TRUCK DELIVERY LOCATIONS
                --------------------------                                ------------------------
Atlanta, GA     El Paso, TX      Newark, NJ                 Albany, NY         Grand Rapids, MI  Omaha, NE
Baltimore, MD   Hartford, CT     Orlando, FL                Chicago, IL        Indianapolis, IN  Pittsburgh, PA
Boston, MA      Houston, TX      Philadelphia, PA           Cincinnati, OH     Jacksonville, FL  San Diego, CA
Charlotte, NC   Kansas City, KS  San Francisco, CA          Columbus, OH       Joplin, MO        South Bend, IN
Cleveland, OH   Los Angeles, CA  Seattle, WA                Dayton, OH         Louisville, KY    Springfield, MO
Dallas/Fort     Miami, FL        Terre Haute, IN            Detroit, MI        Milwaukee, WI     St. Louis, MO
Worth, TX       Minneapolis, MN  Toronto, Ontario (Canada)  Washington, D.C.   Nashville, TN     Tampa, FL
Denver, CO      Memphis, TN      Ypsilanti, MI              Fort Wayne, IN     New York, NY      Wichita, KS

     International. The Company provides scheduled international service through American International Cargo, a general partnership in which the Company owns a 60% interest. AIC was formed in October 1992. The 40% interest in AIC which is not owned by the Company is owned by Pacific Aviation Logistics, Inc., which also serves as the managing partner of AIC.

     AIC operates scheduled air freight service between Los Angeles and Honolulu every Tuesday through Saturday and each Saturday, from Honolulu to the South Pacific and Asia, including Pago Pago, Auckland, Melbourne, Singapore, Hong Kong and Anchorage. AIC also operates scheduled air freight service five times per week between Los Angeles and Honolulu and the Hawaiian Islands. AIC charters from the Company under ACMI contracts a Boeing 747, a Lockheed L-1011 and a Boeing 727 to provide these scheduled air freight services. The Company believes the contracts for these services contain hourly rates that are below market rates. However, the Company can adjust these rates at any time, other than the hourly rate for the Boeing 747 which is fixed through the end of 1997. AIC is responsible for the cost of fuel, landing fees and ground handling charges.

  Contract Charter Freight Services

     The Company provides air freight charter services on a contractual basis for a variety of customers, including the U.S. Postal Service, the U.S. Military and freight forwarders and other airlines including Burlington Air Express, Emery Worldwide Air Freight Co., DHL Airways, Inc., Pacific East Asia Cargo Airlines, Inc., Japan Airlines and AeroLineas Argentina S.A.

     ACMI Domestic. The terms of the Company's ACMI contracts vary, but they typically require the Company to supply aircraft, crew, maintenance and insurance, while its customers are responsible for substantially all other aircraft operating expenses, including fuel, fuel servicing, airport freight handling, landing and parking fees, ground handling expenses and aircraft push-back costs. These ACMI contracts also typically require the Company to operate specific aircraft and/or provide minimum air freight capacity and generally are terminable if the Company (i) fails to meet certain minimum performance levels, (ii) otherwise breaches the contract or (iii) becomes subject to other customary events of default. The Company is permitted under its ACMI Contracts to utilize and, in fact often does utilize, its aircraft in on-demand service in the periods between ACMI contract flights.

     ACMI International. The Company operates ACMI contracts in foreign countries as well as between the U.S. and foreign countries. The ACMI contracts provide that the Company has exclusive operating control and direction of each aircraft the Company operates and that certain foreign-based customers must obtain any government authorizations and permits required to service the designated routes. See "Risk Factors -- Government Regulation." Therefore, the Company's route structure is limited to areas in which customers gain authority from the relevant governments.

     The Company currently supplies supplemental airlift capacity to the flag carriers of five Central American countries, including Aviateca (Guatemala), Taca International Airlines (El Salvador), Nica

(Nicaragua), Copa (Panama) and Lacsa (Costa Rica). Because these airlines are the national airlines of their respective countries, the Company receives operating authority for each of those countries. The Company also has operating authority for Brazil, Columbia and Ecuador. From its Miami location, the Company currently operates four trips per week to Brazil pursuant to a contract with International Air Charter and six trips per week to Cali and Medellin, Columbia for AeroFloral for the shipment of fresh flowers. In addition, the Company operates one Boeing 727 aircraft in ACMI service between countries in the Pacific Rim.

     U.S. Postal Service. The Company has historically performed a variety of services for the U.S. Postal Service, ranging from regularly scheduled delivery throughout the year to special contracts bid by the U.S. Postal Service to meet increased demand during the Christmas holiday season. Similar to an ACMI contract, the Company's contracts with the U.S. Postal Service generally allow the Company to pass-through its fuel costs, landing charges and other variable costs. Accordingly, the Company is not generally at risk of loss in the event these variable costs increase during the term of these fixed-price arrangements.

     Since 1993, the Company has been the prime contractor for the "Christmas Network" established by the U.S. Postal Service to provide air transportation and ground handling services primarily for second-day mail among a network of domestic cities during the December holiday rush. The U.S. Postal Service awards contracts periodically pursuant to a public bidding process that considers quality of service and other factors, including to a lesser extent price. Recently, the U.S. Postal Service notified the Company that it intends to renew the Company's contract for the 1997 "Christmas Network." The Company is currently making scheduled mail flights from Seattle to Anchorage for the U.S. Postal Service six days per week. The Company's contract for this service runs through February 1998 and is subject to annual renewal by either the Company or the U.S. Postal Service. In general, the Company's contracts with the U.S. Postal Service can be canceled by either party upon 30 days notice.

     U.S. Military. The Company has historically provided air freight charter services for the U.S. Military. The U.S. Military pays the Company's fuel costs, landing fees and other variable charges. The Company expects to become eligible to operate passenger charters for the U.S. Military in December 1997. The Company believes that its ability to provide both air freight and air passenger charter service to the U.S. Military will enhance its ability to obtain contract charters for the U.S. Military.

  On-Demand Charter Freight Services

     The Company's aircraft are utilized to fly on-demand charters for customers of the Company's air logistics business. Approximately 7.1%, 8.7%, 9.8% and 8.6% of the on-demand charters managed by Kitty Hawk during fiscal years 1994, 1995 and 1996 and the nine months ended September 30, 1997, respectively, were flown on Kitty Hawk's aircraft. With the addition of the Kalitta Companies aircraft upon consummation of the Merger, the Company will direct a higher percentage of on-demand charters to its fleet, rather than to third party carriers. On-demand contract charters flown on the Company's aircraft generate a higher gross margin to the Company than charters subcontracted to third party carriers. Another on-demand service provided by the Company is medical air ambulance services.

  Air Passenger Charters

     The Company operates a fleet of 33 passenger configured aircraft, including two Boeing 747s, two Lockheed L-1011s, 20 Lear jets and 9 other small aircraft. The Company's principal customers for large aircraft air passenger charters are independent tour operators, cruise lines, sponsors of incentive travel packages and specialty charters and passenger airlines that "wet" lease aircraft. Sales to tour operators represent the most significant portion of the Company's passenger charter business. These leisure-market programs are generally contracted for repetitive, round-trip patterns, operating during seasonal periods. The tour operator pays a fixed price for use of the aircraft and assumes responsibility and risk for the actual sale of the available aircraft seats and fuel increases. The Company also operates on-demand passenger charter flights using large and small aircraft.

                     AIR FREIGHT CHARTER LOGISTICS SERVICES

     General. The Company is a leading provider of same-day air freight charter logistics services in North America. The Company arranges the delivery of time sensitive freight utilizing aircraft of third party air freight carriers as well as its own fleet. On-demand air charters of freight generally are used when "next-flight-out" delivery services of commercial airlines or the next-day delivery services of air freight companies or other service providers cannot meet the customer's delivery deadline. The Company's air freight logistics services involve coordinating "door-to-door" transportation by arranging for ground pick-up, loading, air transportation, unloading and ground delivery of the freight. The Company has managed a broad variety of freight shipments including military equipment, satellites, rescue/disaster recovery supplies and exotic animals.

     The customers of the Company's on-demand air freight charter logistics services include companies that are engaged in industries such as automotive, chemical, computer, mail and bulk package delivery, retail merchandising and oil field service and equipment. Typically, the premium costs incurred in utilizing on-demand charters to achieve expedited same-day delivery are justified by the Company's customers on the basis that greater costs would otherwise be incurred as a result of a work stoppage or having to maintain greater inventory levels.

     For the nine months ended September 30, 1997, Kitty Hawk arranged an average of approximately 39 on-demand charters per day and has arranged as many as 208 charters in a single day. The Company believes it provides dependable service on a cost-effective basis because of its computerized database, information software and tracking systems, its training of account managers and its standardized charter management procedures. The Company provides logistics services 24 hours per day, 365 days per year.

     Database, Information Software and Tracking Systems. The Company believes that its database is critical to its ability to arrange on-demand air charters in a timely and reliable manner. The Company maintains in its database a detailed carrier profile for over 500 air freight carriers that provide on-demand charter service and information concerning ground transportation and aircraft loading companies in North America. The Company has implemented an Internet system to provide its account managers with real-time updates on available third party on-demand charter aircraft across North America. The Company believes that this system enables it to meet customer demands more efficiently and quickly. In addition, the Company anticipates marketing its services to firms engaged in direct marketing over the Internet.

     The Company's logistics system was developed in 1990 to automate access to the Company's database and has been frequently revised and improved. This system provides on-screen information regarding air carriers, aircraft type and specifications, fuel suppliers, cargo handlers and surface carriers, along with relevant cost information. In addition, the Company is an on-line subscriber to Jeppesen's Flight Planning and Kavouras Meteorological services. The flight planning services provided by Jeppesen integrate airport analyses (comprised of runway lengths, altitudes, hours of operation and noise abatement procedures) with current weather data and other information necessary to provide an automated flight plan. This flight planning service then transmits electronically the automated flight plan to the pilot and to the FAA contemporaneously.

     The Company operates a proprietary software system ("HawkEye"), which was developed internally by its full time programming and computer support staff. HawkEye allows account managers to track an aircraft's progress from origin to destination on his or her computer screen and on the control room's main projection board. Aircraft icons show each flight, its direction and information about the flight including the type of aircraft, the flight number, its current altitude, ground speed, distance to destination and times of departure and estimated arrival. The data supporting HawkEye is a direct data feed obtained from the FAA's Air Traffic Control computer system. The Company believes that its computer systems are generally year 2000 compliant. The Company does not know whether the computer systems of its customers, suppliers, vendors and air logistics services providers are generally year 2000 compliant.

                         AIRCRAFT MAINTENANCE SERVICES

     General. The Company is one of the few dedicated air freight carriers in the world capable of maintaining and repairing its own aircraft fleet (with the exception of certain aircraft engine components), which range in size from its Boeing 747s to its small prop aircraft. As a result, the Company has the capacity to provide aircraft maintenance services to other aircraft operators. The Company's maintenance services to third parties include primarily engine overhauls and air frame repairs. In the last year, the Company serviced the aircraft of Lufthansa, Spirit Airlines and Aero California. The Company has extensive maintenance facilities in Oscoda and Ypsilanti, Michigan and Dallas, Texas. Maintenance services at these facilities operate twenty-four hours per day, seven days per week. See "Business -- Ground Facilities" below.

     Engine and Airframe Maintenance. The Company provides FAA-certified inspection, maintenance, overhaul and repair services for large and small jet engines and auxiliary power units (with the exception of certain aircraft engine components) at both the Ypsilanti and Oscoda facilities, including all levels of maintenance checks on large and small jet engines and auxiliary power units. The Company also performs all levels of aircraft maintenance checks, as well as modifying certain aircraft from passenger to freighter configuration. In addition, the Company performs avionics maintenance, component overhaul, strip and paint operations, sheet metal fabrications and repair and other related services. The Company believes that it is one of a limited number of providers of all levels of maintenance checks on large and small jet engines for third parties.

     Aircraft Components, Instruments and Accessories. The Company is certified by the FAA to service the aircraft and engine accessories used in its fleet. These accessories include hydraulic, pneumatic, electrical, mechanical and electronic aircraft components. The Company also maintains an FAA-approved station for repair of a wide variety of cockpit instrumentation. This portion of the Company's business, operated as the Aerodata Aircraft Instrument Division, services instrumentation, not only for the Company, but also for outside customers, including the Pentastar Aviation Division of the Chrysler Corporation, Reliant Airlines and American Trans Air, Inc.

AIRCRAFT FLEET

     The Company currently owns 124 aircraft and leases 5 aircraft from third parties, not including two aircraft held for sale and the Company's undivided one-third interest in four Falcon 20C jet aircraft. Of these aircraft, the Company operates 119 aircraft in revenue service. The following is a summary of certain information on these aircraft:

  Large Aircraft

                                                          NUMBER
                                                         OPERATED
                               NUMBER        NUMBER         IN
 MANUFACTURER                 OWNED BY      LEASED BY    REVENUE                                            NUMBER STAGE III
   AND MODEL     SERIES(1)   THE COMPANY   THE COMPANY   SERVICE       CONFIGURATION   MAXIMUM PAYLOAD(2)     COMPLIANT(3)
---------------  ---------   -----------   -----------   --------      -------------  --------------------  ----------------
Boeing 747          200           4             --            2(4)(5)  Freight        213,000-245,000 lbs.          4
Boeing 747          100           3             --            2(5)     Freight        218,000 lbs.                  3
Boeing 747          100           2             --            2        Passenger      476 passengers                2
Lockheed L-1011     200           6             --            6        Freight        125,000 lbs.                  6
Lockheed L-1011     200           2             --            2        Passenger      354 passengers                2
Douglas DC-8         60          11             --           11        Freight        80,000-112,000 lbs.           6
Douglas DC-8         50           9             --            8(6)     Freight        58,500-97,300 lbs.            0
Boeing 727          200          24              4           28        Freight        44,000-63,000 lbs.           10
Boeing 727          200           4             --           --(7)     Passenger      160 passengers                1
Boeing 727          100           2              1            3        Freight        40,000-54,500 lbs.            0
Douglas DC-9        15F           5             --            5        Freight        22,000-24,000 lbs.            3
                                 --            ---           --                                                    --
        Total                    72              5           69                                                    37
                                 ==            ===           ==                                                    ==

---------------

(1) The series designation for certain models of aircraft shown varies within the designation listed. The Company, for example, owns Douglas DC-8-60 series aircraft with sub-series designations of 61, 62 and 63.
(2) All figures are approximate and vary from aircraft to aircraft.

    (continued on following page)

(3) This column indicates how many of the listed aircraft are now compliant with the Stage III noise control standards. Aircraft not meeting this standard must either be modified to do so or removed from domestic service before January 1, 2000. See "Risk Factors -- Government Regulation" and
    "Business -- Government Regulation."
(4) One of these Boeing 747s was recently acquired by the Company and is currently being modified to freighter configuration. In addition, the Company expects to purchase the Optioned Boeing 747s.
(5) One of these Boeing 747s is currently effectively grounded due to a series of Directives restricting its payload. See "-- Boeing 747 Airworthiness directives."
(6) One of these DC8s is currently leased to Trans Continental Airlines, Inc. See "Certain Transactions."
(7) Two of these Boeing 727s are currently leased to third parties and two were recently returned to the Company by a lessee.

     The aircraft described above do not include one passenger configured Boeing 727-100 which the Company is currently negotiating to sell. This sale is expected to be consummated before the end of 1997.

  Small Aircraft

                                                                        PROPULSION
  MANUFACTURER   MODEL(1)    NUMBER(2)         CONFIGURATION(3)            TYPE          MAXIMUM PAYLOAD(4)
  ------------   --------    ---------         ----------------         -----------      ------------------
  Convair        640             2       Freight                        Turbo-prop    18,000 lbs.
  Convair        600             5       Freight                        Turbo-prop    12,000-14,000 lbs.
  Falcon(5)      20C             1       Freight                        Jet turbine   6,000 lbs
  Lear           L-36-A          1       Freight/Passenger/Ambulance    Jet turbine   3,000 lbs./8 passengers
  Lear           L-35-A          1       Freight/Passenger/Ambulance    Jet turbine   3,000 lbs./8 passengers
  Lear           L-25            8       Freight/Passenger/Ambulance    Jet turbine   3,000 lbs./8 passengers
  Lear           L-24            6       Freight/Passenger/Ambulance    Jet turbine   2,000 lbs./5 passengers
  Lear           L-23            4       Freight/Passenger/Ambulance    Jet turbine   2,000 lbs./5 passengers
  Hansa          HFB-320         3       Freight                        Jet turbine   4,000 lbs.
  Westwind       1124            1       Passenger                      Jet turbine   8 passengers
  Mitsubishi     MU-2B           2       Freight/Passenger              Turbo-prop    1,500 lbs./6 passengers
  Mitsubishi     MU-2B           1       Freight/Passenger/Ambulance    Turbo-prop    2,000 lbs./7 passengers
  Beechcraft     BE8T           12       Freight                        Turbo-prop    3,400 lbs.
  Cessna         C-152           2       Passenger                      Piston prop   4 passengers
  Cessna         C-172           1       Passenger                      Piston prop   4 passengers
  Piper          PA-32-300       2       Freight/Passenger              Piston prop   1,200 lbs./6 passengers
                                --
    Total                       52
                                ==

---------------
(1) The series designation for each model of aircraft shown varies within the designation listed. For example, Mitsubishi MU-2B aircraft have series designations of 20, 25 and 35.
(2) Each of these aircraft is owned by the Company and operated by the Company in revenue service, except the Westwind 1124 which is utilized solely to transport Company personnel and the Falcon 20C which is currently being modified from passenger to freighter configuration.
(3) Not all aircraft of a particular type are configured for each of the multiple uses shown.
(4) All figures are approximate.
(5) This aircraft is currently being converted from passenger to freighter configuration.


     The aircraft described above do not include (i) the Company's undivided one-third interest in four Falcon 20C jet aircraft presently leased to a third party operator and (ii) one Hawker Siddeley HS-125 which the Kalitta Companies anticipate selling to Mr. Kalitta prior to or immediately after closing. See "Certain Transactions." The Company historically has followed, and currently intends to follow, a policy of retiring Convairs at the time of their next scheduled major overhaul maintenance checks rather than expending the amounts necessary to complete such checks.


     Boeing 747 Airworthiness Directives. In January 1996, the FAA issued a series of Directives on certain Boeing 747 aircraft which were modified for freight hauling by GATX-Airlog Company, a subsidiary of General American Transportation Corp ("GATX"). The Directives, which became effective on January 30, 1996, were issued because of concerns relating to the integrity of the cargo door and surrounding floor area in the event the aircraft were operated at their maximum cargo capacity of approximately 220,000 pounds. In spite of the fact that the aircraft affected by the Directives have flown over 83,000 hours without incident, the Directives require certain modifications to be made to the aircraft. Absent such modifications, the Directives limit the cargo capacity of these aircraft to 120,000 lbs., a limit which significantly restricts the Company's ability to profitably operate the aircraft.

     One of each of the Kalitta Companies' Boeing 747-200 and Boeing 747-100 freighters are affected by these Directives and have been out of service since January 1996. GATX has proposed a solution to the problem identified by one of the Directives which has been approved by the FAA. An appropriate means to test the proposed solution, however, has not yet been identified. Currently, the Company anticipates modifying the Boeing 747-100 to be in compliance with a portion of the Directive for which the FAA has approved a solution by the latter half of 1998, which will allow the Company to operate it with a reduced cargo capacity of 160,000 lbs. The Company is awaiting engineering solutions to address the remaining Directives. If the cost necessary to implement fully these solutions and return both the Boeing 747-100 and -200 to maximum cargo capacity is uneconomical, the Company may either operate one or both of the aircraft at limited load or use one or both of them for spare parts. The Company is currently involved in litigation against GATX to recover the cost to the repair these aircraft as well as revenues lost as a consequence of the aircraft downtime. See "Business -- Litigation."


     Acquisition of Optioned Boeing 747s. In September 1997, the Kalitta Companies acquired one Boeing 747, its associated engines and one spare engine for approximately $21 million. The Company is currently converting this Boeing 747 to freighter configuration for an estimated additional $8 million. In October 1997, the Kalitta Companies entered into an option to purchase for $40 million (i) the Optioned Boeing 747s and associated engines, (ii) two additional spare engines and (iii) certain other related spare parts and support equipment. The Company expects to complete the purchase of the Optioned Boeing 747s by the end of January 1998. In addition, the Company expects to spend an additional approximately $16 million to convert the Optioned Boeing 747s from passenger to freighter configuration. The Optioned Boeing 747s and the one recently acquired Boeing 747 are not affected by the Directive related to Boeing 747s modified by GATX. See "Use of Proceeds."


     Adding the Optioned Boeing 747s and the recently acquired Boeing 747 to the Company's operating fleet will substantially increase the Company's long-haul lift capacity and enable expansion of its current ACMI operations in Central and South America. The addition of these aircraft will also enable the Company to expand its service in the Middle East market and to Asia where the need for long-haul, heavy-lift air cargo service is expected to grow.

     Boeing 727 Cargo Door and Floor Modifications Regulations. The Company currently operates a fleet of 31 Boeing 727s, all of which were previously converted from passenger configuration to freighter configuration by the installation of a large cargo door and numerous interior modifications for cargo container handling systems. The aircraft conversions were approved by the FAA upon the issuance of supplemental type certificates ("STCs") to four firms that engineered and designed the conversion hardware and aircraft modification processes. Thirty of the Company's aircraft have been modified utilizing STCs held by three of these four firms.

     The FAA has reevaluated the engineering analysis which supported the issuance of the Boeing 727 cargo modification STCs and has preliminarily determined that the STC design features do not meet FAA certification criteria in several respects. The FAA has issued a proposed Directive to address the first of the FAA's concerns -- the structural strength of the aircraft floor structure. Other areas of concern relate to the strength of various cargo-handling system components of the Boeing 727 aircraft and are expected to be addressed by the FAA in subsequently issued Directives.

     If the proposed Directive is adopted, each operator of Boeing 727 freighter aircraft modified by any of the four firms will be required to limit the weight of each container (or pallet) position and to adopt other aircraft operating restrictions depending on the configuration of the aircraft, until the operator can demonstrate that the floor strength meets the FAA's certification criteria. Under the proposed Directive, the Company would be required to limit the weight per container/pallet position to approximately 4,000 pounds from a current maximum of 8,000 pounds. After a period of 120 days from the date the Directive becomes effective, the maximum per position weight will be fixed at approximately 3,000 pounds, until the Company can demonstrate that the floor strength meets the FAA's certification criteria. The Company believes this Directive will not have a material adverse effect on the Company and value of the Common Stock.

     The Company is urging the FAA to allow additional time before requiring operators to modify the aircraft to bring them into compliance. In addition, the Company is working with the STC holders which are performing engineering analysis to seek a cost effective solution. There can be no assurance as to the terms of the final Directive and whether a satisfactory solution can be engineered. If no such solution is developed and approved by the FAA, the capacity of the Company's Boeing 727 fleet will be reduced. The FAA's proposed Directive is being opposed on its merits by a number of Boeing 727 operators. One of the Company's Boeing 727 aircraft was converted to freighter configuration by Boeing and is not subject to the foregoing proposed Directive.

TRAINING AND SAFETY

     The Company's management believes that high quality personnel and intensive training programs are key to the Company's success and the maintenance of a good safety record. As a result, the Company hires experienced flight crews and maintenance personnel and ensures that both receive ongoing training. The Company maintains its own Douglas DC-8 simulator in Miami which it both uses to train its own pilots and hires out for use by other airlines. The Company also makes use of the training facilities of other airlines, including American Airlines, Northwest Airlines, TWA and United Airlines.

     The Company has an ongoing safety program that employs an industry standard database to track safety performance. Open facsimile and phone lines are available for crews to report safety problems which are entered into the database and monitored for any re-occurrence. Direct communication between flight crews and Company management is available at all times through the Company's dispatch system. The Company also maintains on-line communications with other airlines and agencies.

     During the last five years, the Kalitta Companies had eight accidents and several other safety related incidents involving its aircraft with varying degrees of damage to the aircraft involved. In 1992, the pilot of one of the Kalitta Companies' small aircraft was fatally injured in one of these accidents. In September 1996, pursuant to the FAA's National Aviation Safety Inspection Program, the Kalitta Companies underwent a broad but routine inspection of all of the Kalitta Companies' aircraft and maintenance operations. As a consequence of the FAA's inspection, the FAA and the Kalitta Companies entered into a Consent Order in January 1997 which required the Kalitta Companies to revise certain internal policies and procedures to address certain regulatory violations noted in the inspection report. See "Risk Factors -- Government Regulation" and "Business -- Government Regulation."

SALES AND MARKETING

     The Company's marketing focus is on major users of air freight transportation services and other logistics providers. In connection with the Company's emphasis on developing and maintaining long-term relationships with major customers, the Company employs 25 account managers who are dedicated to major accounts. An account manager is responsible for educating the client about the Company's service capabilities, ensuring quality service and determining how the Company can best serve the customer. The marketing effort on behalf of the air freight carrier business is primarily focused on selected freight forwarders and integrators and existing customers. The Company also dedicates two individuals to passenger air charter marketing and intends to increase its sales efforts for third party maintenance services. The Company does not engage in mass media advertising. The Company, however, does promote its business through trade specific publications and trade shows as well as through its sponsorship of drag and short-track racing.

     The Company believes that retaining existing customers is equally as important as generating new clients and is a direct result of customer satisfaction. The Company will continue to upgrade its database, information software and tracking systems to maintain high quality service. The Company has developed a feature that enables customers to access the Company's aircraft tracking system on a "real time" basis to monitor their own freight. This feature contributes to customer satisfaction and allows account managers to be more productive by reducing time spent updating customers on the status of shipments.

MAINTENANCE

     The Company's aircraft require considerable maintenance in order to remain in compliance with FAA regulations. Any equipment being placed on the Company's operating certificate is inspected and repaired prior to being utilized by the Company for either on-demand or contract charters. The Company has extensive maintenance facilities in Oscoda and Ypsilanti, Michigan and Dallas, Texas. The Company also has significant maintenance capability in Los Angeles, Miami and Terre Haute, Indiana. Maintenance services at Ypsilanti, Oscoda, Dallas, Los Angeles and Miami operate twenty-four hours per day, seven days per week. See "Business -- Services -- Aircraft Maintenance Services."

GROUND FACILITIES

     General. The Company's facilities consist of office space, hangars, maintenance facilities and warehouse and storage space. Some of the Company's hangar facilities are constructed on property ground leased from airport owners. Accordingly, the hangar improvements revert to the owner when the ground lease expires. These leases expire on various dates through November 2021. The Company also has various agreements with municipalities and governmental authorities that own and operate airports throughout the United States. These agreements generally relate to the Company's use of general airport facilities, but may also include leases or licenses to use hangar and maintenance space.

     The following is a summary of the Company's major facilities:

                  LOCATION                                      USE OF SPACE                  OWNED/LEASED/LICENSED
                  --------                                      ------------                  ---------------------
1515 West 20th Street,                          Company headquarters                                 Owned (1)
Dallas/Fort Worth International Airport, TX
1349 South Huron, Ypsilanti, MI                 Offices(2)                                           Leased
Willow Run Airport, Ypsilanti, MI               Office, hangar, maintenance, fuel farm &             Leased
                                                storage
N. I-94 Service Drive, Ypsilanti, MI            Office, storage & maintenance                        Owned
Oscoda, MI                                      Office, hangar, maintenance, housing, fuel           Leased
                                                farm & storage
Hulman Regional Airport, Terre Haute, IN        Office, hangar and sorting space                     Licensed
Los Angeles International Airport               Office, hangar & ramp                                Leased
Honolulu International Airport(3)               Office & warehouse                                   Leased
Miami International Airport                     Office, hangar, ramp & maintenance                   Leased

---------------

(1) The Company owns the building and improvements and leases the land from the Dallas/Fort Worth International Airport.
(2) The Kalitta Companies lease their headquarters building from a limited liability company owned by Mr. Kalitta, his son Scott Kalitta and his nephew Doug Kalitta. See "Certain Transactions."
(3) The Company has constructed a warehouse at the Honolulu International Airport which it leases to AIC. See "Certain Transactions."

     Proposed New Sorting Facility. The Company currently licenses its sorting space at the Hulman Regional Airport in Terre Haute, Indiana from Roadway Global Air for a term which will expire in August 1998. Because of the growth in the volume of freight shipped in its domestic scheduled service, the lack of available expansion space and the limited airport facilities in Terre Haute, the Company plans to move this sorting center to Fort Wayne, Indiana in the spring of 1999. As part of a proposed $33.1 million bond issue by the Fort Wayne Authority, the Fort Wayne Authority would develop an air trade center with the Company as its principal tenant. This center would be a foreign free trade zone and have customs support for international operations. Other planned improvements include the addition of a second runway to the airport's existing 11,000 foot runway and the expansion and improvement of associated ramp and other facilities and infrastructure. Under a proposed 20 year lease from the Fort Wayne Authority, the Company would occupy a sorting facility with 264,000 square feet of space (including office space), a 17,000 square foot operations building, a 79,000 square foot maintenance hangar (large enough to simultaneously accommodate a wide- and narrow-bodied aircraft) and a new fuel facility. The Company has entered into discussions with the Hulman Regional Airport Authority to obtain an interim lease of its current space in Terre Haute until it is able to move to Fort Wayne. There is no assurance that the Company will be able to extend the term of the sort space sublease. See "Risk
Factors -- Availability of Facilities."


     Oscoda Base. The Company subleases its maintenance facility at the former Wurtsmith Air Force Base in Oscoda, Michigan from the Oscoda-Wurtsmith Airport Authority pursuant to a prime lease from the U.S. Government. These subleases vary in duration from month-to-month to long-term (the last of which expires in December 2015) and are subject to earlier termination upon termination of the prime lease between the U.S. Government and the Wurtsmith Authority. Under the subleases, the Company has access to an 11,800 foot lighted runway equipped for full instrument approach, as well as office, hangar, maintenance and storage space. The hangar space includes seven hangars, two of which can completely enclose a single wide-bodied aircraft or two narrow-bodied aircraft. This ability to completely enclose aircraft is critical to meeting important FAA maintenance requirements. Because the Oscoda facility is a former Air Force base, it is also complete with living quarters and support buildings, which the Company leases from Oscoda Township under leases of varying duration from month-to-month to long-term, the last of which expires in August 2005. Until 2011, the Oscoda facility is part of a "renaissance" zone which means that the Company does not pay real or personal property taxes on its facilities and equipment in Oscoda.


EMPLOYEES

     General. At September 30, 1997, on a pro forma basis assuming the Merger had occurred prior to such time, the Company would have employed approximately 3,600 full-time personnel, of which approximately 200 would have been involved in sales and administrative functions and approximately 3,400 in maintenance and flight operations (including approximately 800 pilots). The Company considers its relations with its employees to be satisfactory. The Company intends to motivate certain employees through ownership of Common Stock and options to purchase Common Stock and to encourage all employees to own Common Stock.

     Collective Bargaining Agreement with Flight Crews of the Kalitta Companies. Certain employee pilots and flight engineers of the Kalitta Companies are members of the Teamsters Union and are employed pursuant to the Collective Bargaining Agreement. The Collective Bargaining Agreement became amendable on August 29, 1997, but remains in effect while the parties are in negotiation for a successor collective bargaining agreement. Pilots and flight engineers subject to the agreement are guaranteed pay based upon a minimum of 60 block hours per month. The agreement requires that all flight crew personnel must meet minimum qualifications and includes typical seniority, furlough, grievance, group health insurance, sick leave and vacation provisions. The seniority provisions require that the most senior flight crews have the opportunity to operate larger aircraft or move to new crew positions as aircraft or crew positions become available by reason of flight crew attrition or aircraft acquisitions. As a consequence, the contract obligates the Company to incur costs to retrain crews as they advance in seniority and progress to new aircraft or crew positions. In addition, the Company may incur costs to train flight crews to fill positions vacated by more senior flight crews. The collective bargaining agreement provides that so long as it is in effect, the Teamsters Union will not authorize a strike and the Kalitta Companies will not lockout union employees. Although the Kalitta Companies and the Teamsters Union have commenced "interest-based" bargaining, there can be no assurance that a new collective bargaining agreement can be reached or that negotiations will not result in work stoppages, a substantial increase in salaries or wages, changes in work rules or other changes adverse to the Company.

ENVIRONMENTAL

     The Company's operations must comply with numerous environmental laws ordinances and regulations regarding air quality and other matters. Under current federal, state and local environmental laws ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the ability of the owner of the property to use such property as collateral for a loan or to sell such property. Environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated and may impose remedial or compliance costs. The costs of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could have a material adverse effect on the Company and the value of the Common Stock.

     The Company leases office space, hangar space, ramp space and unimproved area at various airport locations throughout the U.S. See "Business -- Ground Facilities." Most of these leases require the Company to indemnify the lessor for any environmental contamination caused by the Company. In particular, the Company leases an underground fuel storage facility from Wayne County, Michigan at Willow Run Airport. If the soil or groundwater in the vicinity of this underground facility is found to be contaminated by environmental regulators, the Company will lose its right to continue to use the facility. Moreover, the lease provides that the Company will be solely responsible for the costs to remediate any such contamination. If such contamination occurs or is otherwise discovered by governmental authorities during the term of the lease with Wayne County, the Company may incur significant expense to effect either or both of required relocation of operations or the required clean-up.

     The Company is aware of the presence of environmental contamination on properties that the Kalitta Companies lease or own. The Company does not believe that the costs of responding to the known contamination should or will be borne solely by the Company, if at all. While the Company does not believe that the costs of responding to the presence of such contamination is likely to have a material adverse effect on the Company or the value of the Common Stock there can be no assurance in this regard. Pursuant to the Merger Agreement, Mr. Kalitta has agreed, subject to certain limitations, to indemnify the Company for a period of four years against any losses arising with respect to environmental liabilities related to contamination at any of the Kalitta Companies' facilities. See "The Merger -- Indemnitees."

     In part because of the highly industrialized nature of many of the locations at which the Company operates, there can be no assurance that the Company has discovered all environmental contamination for which it may be responsible.

GOVERNMENT REGULATION

     General. The Company is subject to Title 49 of the United States Code (formerly the Federal Aviation Act of 1958, as amended), under which the DOT and the FAA exercise regulatory authority over air carriers. The DOT is primarily responsible for regulating economic issues affecting air service, including, among other things, air carrier certification and fitness, insurance, consumer protection, unfair methods of competition and transportation of hazardous materials. The FAA is primarily responsible for regulating air safety and flight operations, including, among other things, airworthiness requirements for each type of aircraft the Company operates, pilot and crew certification, aircraft maintenance and operational standards, noise abatement, airport slots and other safety-related factors. Certain of the Company's aircraft are subject to Directives which require modifications to the affected aircraft. See "-- Fleet." In addition, the Company is subject to regulation by various other federal, state, local and foreign authorities, including the Department of Defense and the Environmental Protection Agency.

     The Company's international operations are governed by bilateral air services agreements between the United States and foreign countries where the Company operates. Under some of these bilateral air services agreements, traffic rights in those countries are available to only a limited number of and in some cases only one or two, U.S. carriers and are subject to approval by the applicable foreign regulators, limiting growth opportunities in such countries.

     The DOT and the FAA have the authority to modify, amend, suspend or revoke the authority and licenses issued to the Company for failure to comply with the provisions of law or applicable regulations. In addition, the DOT and the FAA may impose civil or criminal penalties for violations of applicable rules and regulations.


     The DOT views the Merger as a de facto transfer of the Kalitta Companies' foreign operating authority, which requires prior DOT approval. Consequently, Kitty Hawk and the Kalitta Companies filed an application with the DOT seeking temporary and permanent approval to transfer the Kalitta Companies' foreign operating authority to Kitty Hawk. On November 6, 1997, the DOT granted Kitty Hawk and the Kalitta Companies a temporary exemption from the requirement to receive DOT approval prior to the de facto transfer. While the Company believes it will receive permanent approval of the de facto transfer from the DOT, there can be no assurance in this regard. In the event the Company does not receive permanent DOT approval, the Company would be required, at its option, either to relinquish the Kalitta Companies' foreign operating authority or divest itself of the Kalitta Companies.


     Safety, Training and Maintenance Regulations. The Company's operations are subject to routine, and periodically more intensive, inspections and oversight by the FAA. Following a review of safety procedures at ValuJet, the FAA adopted changes to procedures concerning oversight of contract maintenance and training. The Company believes it is currently in compliance with such changes. It is possible that subsequent events, such as the recent crash of a cargo aircraft owned by Fine Air could result in additional Directives, which could have a material adverse effect on the value of the Common Stock.


     In 1984, a predecessor of one of the Kalitta Companies had its small aircraft operating certificate suspended for a period of 90 days for failure to maintain certain records and other violations of FAA regulations and, in connection therewith, pled guilty to a misdemeanor charge. The Kalitta Companies subsequently corrected the conditions which had resulted in the operating certificate being suspended.


     In September 1996 pursuant to the FAA's National Aviation Safety Inspection Program, the Kalitta Companies underwent a broad inspection of all of the Kalitta Companies' aircraft and maintenance operations. This inspection resulted in a report from the FAA citing the Kalitta Companies with a number of regulatory infractions, none of which were sufficiently serious to cause the FAA to curtail or otherwise restrict any of the Kalitta Companies' operations. As a consequence of the FAA's inspection, however, the FAA and the Kalitta Companies entered into a Consent Order in January 1997 which required the Kalitta Companies to revise certain internal policies and procedures to address the regulatory violations noted in the inspection report as well as enforcement actions that had been pending prior to the inspection. Without admitting any fault, the Kalitta Companies agreed to pay a fine of $450,000, one-third of which is suspended and will be forgiven if the Kalitta Companies comply with all the terms of the Consent Order. At this time, the Kalitta Companies' management believes they are in compliance with the Consent Order and expects the FAA to conduct another inspection of similar scope in the fourth quarter of 1997 to verify such compliance. The Consent Order also provides that it is a full and conclusive settlement of any civil penalties the Kalitta Companies could incur for regulatory violations occurring before January 1, 1997, but does not preclude the FAA from taking enforcement action to revoke Kalitta Companies' air carrier operating certificate.

     Aging Aircraft Regulations; Potential Compliance Costs. All of the Company's aircraft are subject to Service Bulletins and Directives issued under the FAA's "Aging Aircraft" program or issued on an ad hoc basis. These Service Bulletins or Directives could cause certain of these aircraft to be subject to extensive aircraft examinations and require certain of these aircraft to undergo structural inspections and modifications to address problems of corrosion and structural fatigue at specified times. It is possible that additional Service Bulletins or Directives applicable to the types of aircraft included in the Company's fleet could be issued in the future, particularly in light of recent aircraft crashes at ValuJet and Fine Air. The cost of compliance with such Directives and Service Bulletins cannot currently be estimated, but could be substantial.

     Noise Abatement Regulations. Airline operators must comply with FAA noise standard regulations primarily promulgated under the Airport Noise and Capacity Act of 1990 (the "Noise Regulations"). Currently, Kitty Hawk and the Kalitta Companies are, and upon consummation of the Merger, the Company will be, in compliance with the Noise Regulations. The Company owns 72 aircraft and leases 5 aircraft which are affected by the Noise Regulations, including nine Boeing 747s (two of which are effectively grounded due to a series of Directives unrelated to Noise Regulations), eight Lockheed L-1011s, 20 Douglas DC-8s, 35 Boeing 727s (not including one aircraft held for sale) and five Douglas DC-9-15Fs (collectively, the "Jet Fleet"). Of the aircraft in the Jet Fleet, 37 are currently in compliance with Stage III noise control standards, including all of the Company's Boeing 747s and Lockheed L-1011s. The Company must bring the Jet Fleet into Stage III compliance by January 1, 2000. Any aircraft in the Jet Fleet that is not in compliance with the Stage III noise control standards on January 1, 2000 may not be operated in the U.S. until it complies with such standards. There can be no assurance that the Company will have sufficient funds or be able to obtain financing to cover the costs of modifying additional aircraft to meet these deadlines. The failure to modify these aircraft could have a material adverse effect on the Company's financial condition or results of operations. In addition, certain airport operators have adopted local regulations which, among other things, impose curfews and other noise abatement requirements. Finally, the Company's international operations are affected by noise regulations in foreign countries which may be stricter than those in effect in the U.S.

     Only six of the Company's 20 Douglas DC-8 aircraft comply with the Stage III noise control standards. The Company may elect not to modify the 14 remaining Douglas DC-8 aircraft to meet the Stage III noise control standards because the anticipated cost of approximately $3.5 million per aircraft (not including aircraft downtime) may exceed the economic benefits of such modifications. If the Company cannot or does not modify these 14 Douglas DC-8 aircraft, the Company will have to remove these aircraft from service in the United States before January 1, 2000 and may have to replace them with other aircraft. In addition, 24 of the Company's Boeing 727 aircraft currently do not comply with the Stage III noise control standards. The Company currently anticipates modifying its Boeing 727 fleet (at an anticipated cost of approximately $43 million, not including aircraft downtime) to be in compliance with the Stage III noise control standards by the applicable deadlines. However, there can be no assurance regarding the actual cost or that the Company will have sufficient funds or be able to obtain financing to cover the costs of these modifications or to replace such aircraft.

     Hazardous Materials Regulations. The DOT exercises regulatory jurisdiction over the transportation of hazardous materials. The Company may from time to time transport articles that are subject to these regulations. Shippers of hazardous materials share responsibility for compliance with these regulations and are responsible for proper packaging and labeling. Substantial civil monetary penalties can be imposed on both shippers and air carriers for infractions of these regulations.

     Foreign Operations Regulated. Certain of the Company's operations are conducted between the U.S. and foreign countries, as well as wholly between two or more points that are all located outside of the United States. As with the certificates and licenses obtained from U.S. authorities, the Company must comply with all applicable rules and regulations imposed by these foreign aeronautical authorities or be subject to the suspension, amendment or modification of its operating licenses issued by those authorities.

     Stock Ownership by Non-U.S. Citizens. Under current federal aviation law, the Company's air freight carriers could cease to be eligible to operate as air freight carriers if more than 25% of the voting stock of the Company were owned or controlled by non-U.S. citizens. Moreover, in order to hold an air freight carrier certificate, the president and two-thirds of the directors and officers of an air freight carrier must be U.S. citizens. All of the Company's directors and officers are U.S. citizens. Furthermore, (i) the Certificate of Incorporation limits the aggregate voting power of non-U.S. persons to 22 1/2% of the votes voting on or consenting to any matter and (ii) the Bylaws do not permit non-U.S. citizens to serve as directors or officers of the Company.

INSURANCE

     The Company is vulnerable to potential losses which may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also potential claims involving injury to persons or property. The Company is required by the DOT to carry liability insurance on each of its aircraft and many of the Company's aircraft leases and contracts also require the Company to carry such insurance. The Company also carries medical liability insurance. Any extended interruption of the Company's operations due to the loss of an aircraft could have a material adverse effect on the Company and the value of the Common Stock. The Company currently maintains public liability and property damage insurance and aircraft liability insurance for each of the aircraft in the revenue fleet in amounts consistent with industry standards. All-risk aircraft hull insurance is maintained for all aircraft in the revenue fleet other than the Convairs and Beechcraft BE8Ts. The Company maintains baggage and cargo liability insurance if not provided by its customers under contracts. Although the Company believes that its insurance coverage is adequate, there can be no assurance that the amount of such coverage will not be changed upon renewal or that the Company will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident could have a material adverse effect on the Company and the value of the Common Stock. The Company attempts to monitor the amount of liability insurance maintained by the third party carriers utilized in its air logistics business through, among other things, the obtaining of certificates of insurance.

LEGAL PROCEEDINGS

     GATX Litigation. In January 1997, the Kalitta Companies filed suit against GATX (the "GATX Litigation") to recover damages related to the January 1996 effective grounding of two of the Kalitta Companies' Boeing 747s pursuant to the Directive affecting GATX-modified Boeing 747s. See "Business -- Aircraft
Fleet -- Boeing 747 Airworthiness Directive." Other defendants include Pemco Aeroplex Co. (the successor to Hayes International, Inc.) which developed the design for the STC relating to the modifications and Central Texas Airborne Systems, Inc. (successor to Chrysler Technologies Airborne Systems, Inc.) which modified the Kalitta Companies' Boeing 747s as a subcontractor for GATX. The suit is pending in the Federal District Court for the Northern District of California and covers a variety of claims.

     In connection with the consummation of the Merger, the Company will enter into an agreement with Mr. Kalitta that will provide that any amounts recovered by the Company through the GATX Litigation shall be applied first to reimburse the Company for its legal costs incurred in connection with the GATX Litigation and then to correct the mechanical problems associated with the grounded Boeing 747s. Any additional amounts will be allocated 10% to the Company and 90% to Mr. Kalitta. In the event the amounts recovered by the Company, if any, are insufficient to reimburse the Company for its legal costs incurred in connection with the GATX Litigation, Mr. Kalitta will reimburse the Company for the unreimbursed portion of its legal costs related to the GATX Litigation incurred after October 23, 1997.


     U.S. Postal Service Contract. In September 1992, the U.S. Postal Service awarded an air freight services contract to Kitty Hawk and one of the Kalitta Companies, as co-bidders. Emery Worldwide Airlines, Inc. ("Emery") (the incumbent) sued to enjoin the award. This litigation (the "ANET Litigation") was settled in April 1993 by agreements under which the U.S. Postal Service terminated the contract for convenience and awarded the contract to Emery. In lieu of damages for the contract's termination, the U.S. Postal Service paid $10 million into an escrow account to be divided between Kitty Hawk and one of the Kalitta Companies. Also under the settlement, Emery paid $2.7 million into the escrow account and agreed to pay $162,500 into the escrow account each quarter for up to 10 years, so long as the Emery contract remained in effect. Before settling the ANET Litigation, Kitty Hawk, one of the Kalitta Companies and Messrs. Christopher and Kalitta agreed, among other things, to hold the escrowed funds in escrow until they had agreed upon an allocation and distribution, or until the matter was resolved by binding arbitration. Subsequent disagreements led to litigation and arbitration among Kitty Hawk, one of the Kalitta Companies and Messrs. Christopher and Kalitta that were resolved pursuant to a comprehensive settlement reached in August 1994. Under the comprehensive settlement, Kitty Hawk received approximately $3.5 million in cash from the escrowed funds and obtained a Boeing 727-200. Also under the comprehensive settlement agreement, Mr. Christopher received rights to one-half of any future contingent quarterly payments from Emery.


     Routine Litigation. The Company from time to time is involved in various routine legal proceedings incidental to the conduct of its business. As of the date of this Prospectus, the Company was not engaged in any legal proceeding expected to have a material adverse effect upon the Company and the value of the Common Stock.

                                   MANAGEMENT

     The following table sets forth the executive officers and directors of the Company, their ages and positions, immediately prior to the Merger. As of the date hereof, there was one vacancy on the Board of Directors.

                 NAME                   AGE         POSITION WITH THE COMPANY
                 ----                   ---         -------------------------
M. Tom Christopher(1).................  50    Chairman of the Board of Directors and
                                              Chief Executive Officer
Tilmon J. Reeves......................  58    President, Chief Operating Officer and
                                              Director
Richard R. Wadsworth..................  50    Senior Vice President -- Finance,
                                              Chief Financial Officer, Secretary and
                                              Director
Ted J. Coonfield(1)(2)................  49    Director
James R. Craig........................  59    Director
Lewis S. White(1)(2)..................  57    Director

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     Concurrently with the consummation of the Merger, Messrs. Craig and Wadsworth will resign from the Board of Directors and Mr. Reeves will resign as Chief Operating Officer of the Company, but will continue to serve as the President of Kitty Hawk. Pursuant to the Merger Agreement, the vacancies in the Board of Directors will be filled with Messrs. Kalitta, George W. Kelsey and Philip J. Sauder. Immediately after the effectiveness of the Merger, the executive officers and directors of the Company, their ages and positions will be as follows:

                 NAME                   AGE         POSITION WITH THE COMPANY
                 ----                   ---         -------------------------
M. Tom Christopher(1).................   50   Chairman of the Board of Directors and
                                              Chief Executive Officer
Conrad A. Kalitta.....................   59   Vice Chairman and Director
Tilmon J. Reeves......................   58   President and Director
Richard R. Wadsworth..................   50   Senior Vice President -- Finance,
                                              Chief Financial Officer and Secretary
Ted J. Coonfield......................   49   Director
George W. Kelsey......................   57   Director
Philip J. Sauder(1)(2)................   44   Director
Lewis S. White(1)(2)..................   57   Director

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     Immediately after effectiveness of the Merger, the members of the Company's Board of Directors will be classified as follows:

     Class I -- Serves until the 1998 Annual Meeting of Stockholders

        Ted J. Coonfield
        George W. Kelsey

     Class II -- Serves until the 1999 Annual Meeting of Stockholders

        Tilmon J. Reeves
        Philip J. Sauder

     Class III -- Serves until the 2000 Annual Meeting of Stockholders
          M. Tom Christopher
          Conrad A. Kalitta
          Lewis S. White

     M. TOM CHRISTOPHER has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since its inception in 1985 and after effectiveness of the Merger, will serve in the class of directors whose terms expire at the 2000 annual meeting of stockholders. He has over 20 years of experience in the air freight industry.

     CONRAD A. KALITTA. Upon consummation of the Merger, Mr. Kalitta will serve as Vice Chairman of the Company and will serve in the class of directors whose terms expire at the 2000 annual meeting of stockholders. Mr. Kalitta founded each of the Kalitta Companies and has been the Chief Executive Officer of each of the Kalitta Companies since that time. He also founded several other aircraft service companies, some of which are now part of the Company. Mr. Kalitta is also a professional drag racer in the "top-fuel" class and has won three national championships.

     TILMON J. REEVES has served as President and Chief Operating Officer of the Company since May 1993 and has over 30 years of aviation experience. Concurrently with the consummation of the Merger, Mr. Reeves will resign as the Chief Operating Officer of the Company, but will continue to serve as the President of Kitty Hawk. Prior to assuming his current positions, he served as Vice President of the Company's air freight carrier from March 1992 to May 1993. Mr. Reeves became a director in October 1994 and after effectiveness of the Merger, will serve in the class of directors whose terms expire at the 1999 annual meeting of stockholders.

     RICHARD R. WADSWORTH has served as Senior Vice President -- Finance since October 1992, Chief Financial Officer since September 1994 and Secretary since October 1994. Mr. Wadsworth became a director in October 1994 and pursuant to the Merger Agreement will resign from the Board of Directors concurrently with the consummation of the Merger.

     TED J. COONFIELD became a director of the Company in October 1994 and after effectiveness of the Merger, will serve in the class of directors whose terms expire at the 1998 annual meeting of stockholders. Since October 1997, Mr. Coonfield has been in private consulting practice. From April 1996 to October 1997, Mr. Coonfield has been a consultant with Performance Consulting Group, a firm specializing in change management consulting primarily in the banking and insurance industry. From January 1993 to April 1996, Mr. Coonfield was a consultant with the Richard-Rogers Group, a consulting firm specializing in total quality issues, where he primarily engaged in consulting for firms in the transportation industry. Since 1985, Mr. Coonfield has been the President of Oregon Wine Designs, Inc., a wine production and marketing firm.

     JAMES R. CRAIG became a director of the Company in October 1994 and pursuant to the Merger Agreement will resign from the Board of Directors concurrently with the consummation of the Merger. Mr. Craig is an attorney who has served of counsel to Burke, Wright & Keiffer, P.C. since 1990. Prior to his affiliation with Burke, Wright & Keiffer, P.C., Mr. Craig was in private law practice in Dallas since 1971 and in 1989 served as President of Whitehall Development Company, a real estate development firm, of which he is now a director.

     GEORGE W. KELSEY. Upon consummation of the Merger, Mr. Kelsey will become a director of the Company and will serve in the class of directors whose terms expire at the 1998 annual meeting of stockholders. Mr. Kelsey has served as a director of AIA since July 1995. Mr. Kelsey is currently the owner of Kelsey Law Offices, P.C., a law firm located in Ann Arbor, Michigan. Mr. Kelsey has practiced law in Michigan for 27 years, and has been the principal outside counsel for the Kalitta Companies. Mr. Kelsey currently specializes in commercial transactions and commercial litigation with emphasis in aviation law.

     PHILIP J. SAUDER. Upon consummation of the Merger, Mr. Sauder will become a director of the Company and will serve in the class of directors whose terms expire at the 1999 annual meeting of stockholders. Mr. Sauder has served as a director of AIA since July 1995. Mr. Sauder is currently a limited partner of Carlisle Enterprises, L.P. which acquires manufacturers of engineered products and the Chairman and Chief Executive Officer of Alpha Technologies, U.S., L.P., which manufactures high tech instrumentation for the polymer and rubber industries. He participates in locating and evaluating acquisition targets. From 1989 through 1994, Mr. Sauder was employed by Abex, Inc., first as the general manager of its Cleveland Pneumatic Division and then as the group vice president of its Aerospace Division.

     LEWIS S. WHITE became a director of the Company in October 1994 and after effectiveness of the Merger, will serve in the class of directors whose terms expire at the 2000 annual meeting of stockholders. Since 1988, Mr. White has been President of L. S. White & Co., a firm engaged in business planning and corporate finance. Prior to 1988, he held senior management positions with Paramount Communications Inc. and Union Carbide Corporation. Mr. White is also a director of Whitehall Corporation, a company principally involved in aircraft maintenance.

DIRECTOR COMPENSATION

     Pursuant to the Company's Bylaws, the members of the Board of Directors may be compensated in a manner and at a rate determined from time to time by the Board of Directors. Directors who are employees of the Company do not receive additional compensation for service as a director. Under the Company's Omnibus Securities Plan, directors who are not employees of the Company shall receive shares of Common Stock in an amount equal to their net annual retainer (which is currently approximately $14,000).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to Kitty Hawk's October 1996 initial public offering (the "IPO"), Mr. Christopher determined executive officer compensation. Subsequent to the IPO and prior to November 6, 1996, Messrs. Robert F. Grammer (a former director of the Company), Craig and Coonfield comprised the Company's Compensation Committee and determined executive officer compensation. Subsequent to November 6, 1996, Messrs. Coonfield and White comprised the Company's Compensation Committee and determined executive officer compensation. After the effectiveness of the Merger, Messrs. Sauder and White will comprise the Company's Compensation Committee and determine executive officer compensation. None of the foregoing individuals serving on the Compensation Committee are or have been officers or employees of the Company or its subsidiaries.

     Mr. Craig, a director of the Company, is of counsel to Burke, Wright & Keiffer, P.C., counsel to the Company. During fiscal years 1994, 1995 and 1996 and the four months ended December 31, 1996, the Company paid an aggregate of approximately $650,000 to Burke, Wright & Keiffer, P.C. for legal services rendered.


     During fiscal years 1994 and 1995, Martinaire East, Inc. ("Martinaire"), a corporation 50% owned by Mr. Christopher, leased a Lear jet, 50% owned by Mr. Christopher, from the Company and provided the Company with on-demand charter services utilizing the Lear jet. During fiscal years 1994 and 1995, the Company paid Martinaire $1 million and $232,000, respectively, for use of the Lear jet, which amounts the Company believes represented market rates. The Company's charges to Martinaire for leasing the Lear jet and related operating expenses (at costs the Company believes represented market rates) went largely unpaid until October 1994. At fiscal year end 1994, the balance owed to Kitty Hawk for the Lear jet lease and related operating expenses was $481,297. No interest was accrued on this amount. On October 24, 1994, the owners of the Lear jet, including Mr. Christopher, agreed to sell the Lear jet. In connection with this sale, Martinaire repaid the Company all unpaid amounts owed to the Company at that date for the Lear jet lease and related operating expenses.


     In August 1996, Kitty Hawk acquired an undivided one-third interest in four Falcon 20 jet aircraft with two co-owners (the "Co-Owners") who are unaffiliated with the Company and who each hold a one-third interest in such aircraft. An interim acquisition note in the amount of $1,700,000, covering the purchase price and necessary maintenance, was executed by Mr. Christopher and one of the Co-Owners. In November 1996, Kitty Hawk and the Co-Owners each acquired an undivided one-third interest in two additional Falcon 20 jet aircraft using the proceeds of a new five-year, $4.3 million term loan that also repaid the interim loan on the first two aircraft.

     The Company and the Co-Owners entered into a co-ownership and contribution agreement (the "Co-Ownership Agreement") which requires the parties to contribute equally to the payment of all amounts due under the term loan and under which the parties leased the four Falcon 20 jet aircraft to Ameristar Jet Charters, Inc. ("Ameristar"), an air carrier affiliated with one of the Co-Owners, for operation in cargo charter service. The lease calls for monthly lease payments which exceed the installments on the term loan and requires Ameristar to maintain the aircraft and to carry appropriate hull insurance on the aircraft and liability insurance of at least $50 million combined single limit coverage, with the Company and the Co-Owners named as loss payees and additional insureds.

     The Company believes that the terms of each transaction discussed above were as favorable to Kitty Hawk as would have been obtainable from unaffiliated parties under similar circumstances.

     Under the terms of the settlement allocating the benefits of the ANET Litigation, Mr. Christopher received rights to certain contingent future payments. See "Business -- Legal Proceedings."

COMPENSATION

     The table below sets forth information concerning the annual and long-term compensation for services in all capacities to Kitty Hawk for fiscal years 1994, 1995 and 1996 and during the four months ended December 31, 1996, with respect to those persons who were during the four months ended December 31, 1996 (i) the Chief Executive Officer and (ii) the other two most highly compensated executive officers of Kitty Hawk (collectively, with the Chief Executive Officer, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                      ANNUAL COMPENSATION                COMPENSATION
                                          --------------------------------------------   ------------
                                                                                          SECURITIES
                                          FISCAL                          OTHER ANNUAL    UNDERLYING     ALL OTHER
      NAME AND PRINCIPAL POSITIONS         YEAR      SALARY     BONUS     COMPENSATION     OPTIONS      COMPENSATION
      ----------------------------        ------    --------   --------   ------------   ------------   ------------
M. Tom Christopher                         1996(1)  $ 80,000   $     --    $       --            --       $ 81,250(2)
  Chairman of the Board of                 1996      195,500    719,419            --            --        369,720(3)
  Directors and Chief Executive            1995      120,000    898,731            --            --        352,163(4)
  Officer                                  1994      120,000    512,000            --            --         25,022(5)
Tilmon J. Reeves                           1996(1)    41,667     15,000            --            --             --
  President and Chief                      1996      125,000     85,000     3,726,182(6)    390,707          2,375(7)
  Operating Officer                        1995      125,000    108,335            --       245,708(8)       2,310(7)
                                           1994      101,000    225,000            --            --          2,982(7)
Richard R. Wadsworth                       1996(1)    36,664     15,000            --            --            583(7)
  Senior Vice President                    1996      110,000     70,000     1,464,572(6)    153,567          2,375(7)
  Finance, Chief Financial                 1995      110,000     70,000            --        92,140(8)       2,262(7)
  Officer and Secretary                    1994     $110,000   $ 96,000    $       --            --       $  1,675(7)

---------------

(1) Represents the four months ended December 31, 1996.
(2) Consists of contingent payments received by Mr. Christopher under the ANET Litigation settlement during the four months ended December 31, 1996.
(3) Consists of (i) contingent payments in the amount of $325,000 received by Mr. Christopher under the ANET Litigation settlement during fiscal year 1996, (ii) life insurance premiums of $41,645 paid on Mr. Christopher's behalf and (iii) matching contributions of $3,075 to the Company's 401(k) Savings Plan for Mr. Christopher.
(4) Consists of (i) contingent payments in the amount of $325,000 received by Mr. Christopher under the ANET Litigation settlement during fiscal year 1995, (ii) life insurance premiums of $25,500 paid on Mr. Christopher's behalf and (iii) matching contributions of $1,663 to the Company's 401(k) Savings Plan for Mr. Christopher.
(5) Consists of (i) matching contributions of $2,975 to the Company's 401(k) Savings Plan for Mr. Christopher and (ii) life insurance premiums of $22,047 paid on Mr. Christopher's behalf. Does not include any contingent payments to Mr. Christopher under the ANET Litigation settlement made subsequent to fiscal year 1994.
(6) Represents the difference between the exercise price and the fair market value of the Common Stock underlying the stock options on June 26, 1996, the date of exercise, of the stock options granted in fiscal year 1996. See "Management -- Stock Option Exercises."
(7) Consists of matching contributions to the Company's 401(k) Savings Plan.
(8) The option covering these shares was rescinded on June 12, 1996.

STOCK OPTION GRANTS

     The following table sets forth certain information concerning options granted in fiscal year 1996 to the Company's Named Executive Officers. Messrs. Reeves and Wadsworth fully exercised these options on June 26, 1996. The Company did not grant any options to the Company's Named Executive Officers in the four months ended December 31, 1996 or the nine months ended September 30, 1997. No options for the purchase of Common Stock are currently outstanding. The Company has no outstanding stock appreciation rights and granted no stock appreciation rights during fiscal year 1996, the four months ended December 31, 1996 or the nine months ended September 30, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                     INDIVIDUAL GRANTS
                        ---------------------------------------------------------------------------
                                      PERCENT OF
                        NUMBER OF       TOTAL
                        SECURITIES     OPTIONS                    FAIR VALUE ON
                        UNDERLYING    GRANTED TO    EXERCISE OR      DATE OF
                         OPTIONS     EMPLOYEES IN   BASE PRICE        GRANT
         NAME            GRANTED     FISCAL YEAR      ($/SH)         ($/SH)        EXPIRATION DATE
         ----           ----------   ------------   -----------   -------------   -----------------
Tilmon J. Reeves......   390,707        71.8%          $0.01          $7.45       December 31, 2005
Richard R.
  Wadsworth...........   153,567        28.2%          $0.01          $8.63       December 31, 2015

                           POTENTIAL REALIZABLE VALUE AT
                              ASSUMED ANNUAL RATES OF
                              STOCK PRICE APPRECIATION
                                  FOR OPTION TERM
                        ------------------------------------

         NAME             5%($)        10%($)       0%($)
         ----           ----------   ----------   ----------
Tilmon J. Reeves......  $4,737,426   $7,545,873   $2,910,665
Richard R.
  Wadsworth...........  $2,157,211   $3,435,907   $1,325,732

STOCK OPTION EXERCISES

     The following table sets forth certain information concerning options exercised in fiscal year 1996 by certain of the Company's Named Executive Officers. Messrs. Reeves and Wadsworth fully exercised these options on June 26, 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

                                                           SHARES ACQUIRED      VALUE
                         NAME                                ON EXERCISE       REALIZED
                         ----                              ---------------    ----------
Tilmon J. Reeves.......................................        390,707(1)     $3,726,182
Richard R. Wadsworth...................................        153,567(2)     $1,464,572

---------------

(1) The Company withheld 156,283 of these shares in satisfaction of its withholding obligations with respect to the exercise of these options.
(2) The Company withheld 61,427 of these shares in satisfaction of its withholding obligations with respect to the exercise of these options.

EMPLOYEE COMPENSATION PLANS AND ARRANGEMENTS

     Omnibus Securities Plan. The Company's Amended and Restated Omnibus Securities Plan (the "Omnibus Plan") provides for stock based and non-stock based compensation to Omnibus Plan participants, including nonqualified stock options, incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, tandem and independent stock appreciation rights, other derivative securities, stock bonuses, restricted stock, awards denominated in stock units, securities convertible into stock, phantom stock, dividend equivalent rights and performance awards that are contingent upon the Company's performance or the performance of the Omnibus Plan participant. The number of shares of Common Stock reserved for issuance under the Omnibus Plan is 300,000 shares. The Omnibus Plan is administered by the Compensation Committee of the Board of Directors. Awards under the Omnibus Plan may contain provisions that, if a change in control of the Company occurs, give the Compensation Committee discretion to offer to purchase awards from Omnibus Plan participants and make adjustments or modifications to outstanding awards to protect and maintain the rights and interests of the Omnibus Plan participants or take any other action the award agreements may authorize. A change in control of the Company is deemed to occur upon any of the following events (i) a consolidation or merger in which the Company does not survive, unless the

Company's stockholders retain the same proportionate common stock ownership in the surviving company after the merger, (ii) a sale of all or substantially all of the Company's assets, (iii) the approval by the Company's stockholders of a plan to dissolve or liquidate the Company, (iv) a third party acquires 20% or more of the Company's voting securities or (v) during any two-year period, persons who constituted a majority of the Company's Board of Directors at the beginning of such period cease to serve as directors for any reason other than death, unless each new director was approved by at least two-thirds of the directors then still in office who were directors at the beginning of the two-year period.

     Annual Incentive Compensation Plan. Under the Company's Amended and Restated Annual Incentive Compensation Plan (the "Annual Incentive Compensation Plan"), the Compensation Committee may award semiannual bonuses to employees of the Company. The aggregate amount of bonuses available for award by the Compensation Committee is limited to 10% of the Company's income before the deduction of income taxes and the bonuses that may be paid under the Annual Incentive Compensation Plan. The Company may elect under the Annual Incentive Compensation Plan to pay up to the full amount of the bonuses in Common Stock. Up to an additional 198,193 shares may be awarded as bonuses under the Annual Incentive Compensation Plan.

     Employee Stock Purchase Plan. Recently, the Company implemented an Employee Stock Purchase Plan ("Stock Purchase Plan") which permits employees of the Company to purchase up to an aggregate of 100,000 shares of Common Stock under
Section 423 of the Internal Revenue Code of 1986, as amended, at a price equal to 85% of the market value of the Common Stock on certain specified dates. As of the date hereof, no shares had been issued under the Stock Purchase Plan. Kitty Hawk has adopted its employee compensation plans and arrangements to motivate certain employees through ownership of Common Stock and options to purchase Common Stock and to encourage all employees to own Common Stock.

     Option Grants. On October 5, 1994, the Company granted Mr. Reeves and Mr. Wadsworth nonqualified options to purchase an aggregate of 245,708 shares and 92,140 shares, respectively, of Common Stock. These options had a term of 10 years, an exercise price of $7.81 per share and vested in five equal annual increments commencing on August 31, 1995.

     During the fiscal year ended August 31, 1996, the Company granted Mr. Reeves an option to purchase 390,707 shares of Common Stock and on June 12, 1996, rescinded all options earlier granted to Mr. Reeves. The option would have terminated upon the earliest of (i) the date at which all optioned shares had been delivered, (ii) December 31, 2005 or (iii) the date 12 months after Mr. Reeves' death. The option was fully vested and had an exercise price of $0.01 per share.

     During the fiscal year ended August 31, 1996, the Company granted Mr. Wadsworth an option to purchase 153,567 shares of Common Stock and rescinded all options earlier granted to Mr. Wadsworth. The option would have terminated upon the earliest of (i) the date at which all optioned shares had been delivered,
(ii) December 31, 2015, or (iii) the date 12 months after Mr. Wadsworth's death. The option was fully vested and had an exercise price of $0.01 per share.

     On June 26, 1996, Messrs. Reeves and Wadsworth fully exercised their options. In order to satisfy any income tax withholding obligations arising by virtue of the exercise of their options, at the election of each of Messrs. Reeves and Wadsworth pursuant to the terms of their respective options, the Company withheld from the shares to be delivered to Mr. Reeves, 156,283 shares and Mr. Wadsworth, 61,427 shares, the fair market value of which was anticipated to equal to the Company's tax withholding obligation with respect thereto. Pursuant to their respective option agreements, Messrs. Reeves and Wadsworth have the right to have the Company register shares received upon exercise of their options in at least the same ratio of ownership as the number of Mr. Christopher's common shares included in a registration of the Company's shares.

     Death and Disability Benefits. The Company also has entered into split-dollar life insurance agreements with a trust for the benefit of Mr. Christopher and his wife to provide the trust with death benefits of an aggregate of $5 million under life insurance policies. Under the split-dollar agreements, the Company pays the premiums under the insurance policies. Upon Mr. Christopher's death or the termination of the agreements, the Company is entitled to reimbursement of premiums it has paid to the extent of the death benefits paid or the cash surrender value of the policies, as applicable.

     Pursuant to a salary continuation agreement, in the event that the Board of Directors determines that Mr. Christopher has become disabled, the Company has agreed to continue to pay Mr. Christopher the average monthly compensation he received during the two years prior to the date of his disability until he dies or is no longer disabled.

EMPLOYMENT AGREEMENTS

     Mr. Christopher. Mr. Christopher has an employment agreement with Kitty Hawk that provides for an initial annual base salary of at least $125,000 and bonuses determined by the Compensation Committee pursuant to the Company's Annual Incentive Compensation Plan and otherwise. Mr. Christopher's employment agreement contains (i) a confidentiality provision that prohibits disclosure of the Company's proprietary information and (ii) a covenant not to compete that provides upon Mr. Christopher's termination of employment with the Company for any reason, Mr. Christopher shall not engage, directly or indirectly, in the air logistics, charter brokerage, on-demand or scheduled carriage business under an FAR Part 121 (now Part 119) or Part 135 certificate for five years following such termination. The employment agreement may be terminated by either party with or without cause. If the employment agreement is terminated by the Company without a material breach by Mr. Christopher, he is entitled to six months of compensation at his then-current salary.

     Mr. Kalitta. Concurrently with the consummation of the Merger, the Company will enter into an employment agreement with Mr. Kalitta that provides for an initial annual base salary of at least $600,000 and bonuses determined by the Compensation Committee pursuant to the Company's Annual Incentive Compensation Plan and otherwise. Mr. Kalitta's employment agreement contains (i) a confidentiality provision that prohibits disclosure of the Company's proprietary information and (ii) a covenant not to compete that provides upon Mr. Kalitta's termination of employment with the Company for any reason, Mr. Kalitta shall not engage, directly or indirectly, in the air logistics, charter brokerage, on-demand, or scheduled carriage business under an FAR Part 121 (now Part 119) or Part 135 certificate for five years following such termination. The employment agreement may be terminated by either party with or without cause. If the employment agreement is terminated by the Company without a material breach by Mr. Kalitta, he is entitled to three years of compensation at his then-current salary.

     Messrs. Reeves and Wadsworth. Messrs. Reeves and Wadsworth have employment agreements with Kitty Hawk that provide for an initial annual base salary of at least $115,000 and $110,000, respectively and annual bonuses determined by the Compensation Committee pursuant to the Company's Annual Incentive Compensation Plan and otherwise. These employment agreements provide that Mr. Reeves and Mr. Wadsworth are prohibited from engaging in the air logistics, charter brokerage, on-demand or scheduled carriage business under an FAR Part 121 (now Part 119) or
Part 135 certificate for three and two years, respectively, following termination of employment. These employment agreements also contain a confidentiality provision that prohibits disclosure of the Company's proprietary information. These employment agreements may be terminated by either party thereto with or without cause. Mr. Reeves' employment agreement provides that if he is terminated by the Company without material breach by Mr. Reeves, he shall be entitled to 100% of his then-current salary in the year following termination and 50% of such annual compensation in both the second and third year following termination and all rights under the stock options and other benefits described above. Mr. Wadsworth's employment agreement provides that if he is terminated by the Company without material breach by Mr. Wadsworth, he shall be entitled to 100% of his then-current salary in the year following termination and 50% of such annual compensation in the second and third year following termination and all rights under the stock options and other benefits described above.

                              CERTAIN TRANSACTIONS

PURCHASE OF AIRCRAFT FROM THE KALITTA COMPANIES


     In September 1997, the Kalitta Companies sold to Kitty Hawk for $51 million 16 Boeing 727 aircraft, comprising 15 aircraft in freighter configuration and one aircraft in passenger configuration. As part of the transaction, the Kalitta Companies assigned to Kitty Hawk all of their customer contracts relating to the aircraft sold. The agreement pursuant to which the sale took place includes an option in favor of the Kalitta Companies to repurchase 13 of the aircraft on or before March 31, 1998 at a price equal to $37 million plus any costs incurred by Kitty Hawk to maintain the aircraft to be repurchased, including compliance with Directives and noise reduction standards. The agreement also includes an option in favor of Kitty Hawk to put 13 aircraft back to the Kalitta Companies on or before December 31, 1997 at the same price as applies to the repurchase option. Should either party elect to exercise its option, the Kalitta Companies would be obligated to operate the repurchased aircraft to meet any contractual obligations of Kitty Hawk relating thereto. In connection with the sale of these Boeing 727 aircraft, Kitty Hawk entered into a three year ACMI contract with the Kalitta Companies to furnish six Boeing 727s to the Kalitta Companies and one Boeing 727 to AIC.


PURCHASE OF SERVICES FROM AFFILIATES OF MR. KALITTA

     Mr. Kalitta is the sole stockholder of AIT, OK and FOL, each of which provided services to the other Kalitta Companies. AIT is a certified travel agency that makes business travel arrangements for the employees of the Kalitta Companies, particularly flight crews. OK repairs aircraft turbine engines for small aircraft and leases and sells aircraft engine parts, but does not compete with the aircraft maintenance operations of the other Kalitta Companies. OK does business with KFS and over the three year period ended December 31, 1996, KFS received parts and services from OK having fair market values of approximately $151,000 in 1994, $150,000 in 1995 and $560,000 in 1996. No payments were made to OK by KFS for these parts and services. During 1996, OK began leasing two Hansa jets from KFS to provide cargo service for United Parcel Service. The fair market value of the lease charges for that year was approximately $768,000. No payments were made to KFS by OK for these lease amounts.

     FOL is a charter manager for a variety of customers, including, particularly, the Delco Electronics division of GM ("Delco") and provides logistics services for Delco. FOL has used KFS to provide charter aircraft for Delco. Over the two-year period ended December 31, 1996, FOL incurred KFS charter fees with a fair market value of approximately $547,000 in 1995 and $159,000 in 1996.

     KFS has historically provided charter services and auxiliary power unit maintenance for AIA. AIA has chartered KFS to ferry AIA flight and maintenance crews and other AIA personnel, as well as airframe and engine parts. During the three year ended December 31, 1996, the total charges of KFS to AIA were approximately $605,000 in 1994, $1.3 million in 1995 and $1.5 million in 1996.

     Mr. Kalitta is the sole shareholder of ConWes, Inc., which is a 50% joint venture partner with National Aircraft Service, Inc. ("NAS"). NAS holds an STC to replace a portion of the turbo-compressor in Douglas DC-8 aircraft for the purpose of improving its heating, cooling and pressurization systems. NAS has made these modifications to the Kalitta Companies' Douglas DC-8 aircraft for which the joint venture was paid approximately $368,000 in 1996 and $96,000 in 1995.

TRANSACTIONS WITH A RELATIVE OF MR. KALITTA

     One of the Kalitta Companies currently dry leases one Douglas DC-8-50 aircraft to Trans Continental Airlines, Inc. ("Trans Continental"), a corporation owned solely by Scott Kalitta, Mr. Kalitta's son. The lease rate is $1,000 per flight hour for the first 80 hours per month and $800 for each flight hour per month thereafter, which the Company believes is representative of market rates. The lease expires on December 31, 1998. In addition to providing services to unrelated third parties, Trans Continental flies subcharter flights for the Kalitta Companies and is part of the Kalitta Companies' "contractor team" for U.S. Miliary charters. Beginning in December 1994, the Kalitta Companies leased three Douglas DC-8 aircraft to Trans Continental at rates the management of the Kalitta Companies believes represent fair market rates. In December 1995, the Kalitta Companies sold Trans Continental a Douglas DC-8-62 for a purchase price of $5.1 million. In March 1996, the Kalitta Companies sold Trans Continental a Douglas DC-8-50 for a purchase price of $750,000 after Trans Continental had completed a heavy maintenance check on this aircraft at its cost. The management of the Kalitta Companies believes that it sold both of these aircraft to Trans Continental at market rates.

     The Kalitta Companies also have three service contracts with Trans Continental, including an airframe maintenance agreement, an engine maintenance agreement and a parts exchange agreement pursuant to which the Kalitta Companies repair and replace parts for Trans Continental at the Kalitta Companies' cost plus 10%. The Kalitta Companies believe that the labor rates provided for in these agreements are more favorable than market rates. The Kalitta Companies and Trans Continental also have a parts master lease agreement pursuant to which Trans Continental leases aircraft parts from the Company at favorable rates. Other than the engine maintenance agreement which expires on December 31, 1998, either party may terminate any of these agreements at any time upon 30 days' notice to the other. During the three years ended December 31, 1996, Trans Continental paid the Kalitta Companies approximately $353,000 in 1994, $11.6 million in 1995 and $5.2 million in 1996 for aircraft and parts leases, maintenance and parts.

LEASE OF FACILITIES FROM KALITTA AFFILIATES


     The headquarters building of the Kalitta Companies is owned by Kalitta, L.L.C., a Michigan limited liability company that is 20% owned by Mr. Kalitta. The remaining 80% of Kalitta, L.L.C. is separately owned in equal shares by Mr. Kalitta's son, Scott Kalitta, and Mr. Kalitta's nephew, Doug Kalitta. The Kalitta Companies have a 10 year "net" lease for the facility which expires on May 14, 2007 and which obligates the Kalitta Companies to pay annual rent of approximately $712,800, as well as all costs associated with the facility, including taxes, insurance, capital repair and replacement and other operating expenses. Kalitta, L.L.C., however, assumed the cost of all leasehold improvements and provides all of the furniture and fixtures for the building as part of the lease rate. The limited liability company purchased the building in December 1996 for approximately $2.3 million. The Company believes that this rental rate may be greater than the fair market rent for the building. Pursuant to the Merger Agreement, Kitty Hawk will obtain an appraisal of the fair market rental for the building and Kalitta, L.L.C. must then either terminate the lease or modify the lease to reflect the appraised fair market rent.


LOAN TO AND GUARANTY OF INDEBTEDNESS OF KALITTA COMPANIES

     In 1997, Mr. Kalitta has made a number of advances to the Kalitta Companies to cover cash shortfalls. As of September 30, 1997, the total amount of such advances was $300,462. Interest does not accrue on the amount advanced. Under the Merger Agreement, the Kalitta Companies are obligated to repay these advances prior to consummation of the Merger. In addition, essentially all of the indebtedness of the Kalitta Companies is personally guaranteed by Mr. Kalitta. As of September 30, 1997, the total principal amount of the indebtedness so guaranteed was approximately $255 million.

PROMOTIONAL ACTIVITIES


     The Kalitta Companies have historically sponsored and generally provide all of the financial support for the racing activities of Mr. Kalitta, his son Scott Kalitta, and his nephew, Doug Kalitta, including the costs to build, maintain and transport the race cars. Over the three years ended December 31, 1996, the total payments made by the Kalitta Companies to support these activities were approximately $2.6 million in 1994, $3.6 million in 1995 and $3.1 million in 1996. In return, the Kalitta Companies have received promotional benefits including placement of the names of the Kalitta Companies on the vehicles and relating promotional items, as well as the opportunity to entertain customers at racing events. Pursuant to the Merger Agreement, Mr. Kalitta will form a new entity to purchase the racing related assets now owned by the Kalitta Companies for $350,000 on or before the consummation of the Merger. The Company will have no ownership interest in this entity. The Company has agreed, however, to sponsor the racing activities of the new entity for a period of three years in an amount of up to $2 million per year. Consequently, the Company will have the same promotional opportunities as those previously used by the Kalitta Companies.

LEGAL FEES

     Mr. Kelsey, a future director of the Company, is currently the owner of Kelsey Law Offices, P.C. For 1994, 1995 and 1996, the Kalitta Companies paid Kelsey Law Offices, P.C. an aggregate of approximately $3.1 million in legal fees. Mr. Kelsey will be paid additional amounts for 1997, including in connection with the Transactions. For a description of legal fees paid to other firms associated with related parties, see "Management -- Compensation Committee Interlocks and Insider Participation."

GATX LITIGATION

     In connection with the consummation of the Merger, the Company will enter into an agreement with Mr. Kalitta that will provide that any amounts recovered by the Company through the GATX Litigation shall be applied first to reimburse the Company for its legal costs incurred in connection with the GATX Litigation and then to correct the mechanical problems associated with the grounded Boeing 747s. Any additional amounts will be allocated 10% to the Company and 90% to Mr. Kalitta. In the event the amounts recovered by the Company, if any, are insufficient to reimburse the Company for its legal costs incurred in connection with the GATX Litigation, Mr. Kalitta will reimburse the Company for the unreimbursed portion of its legal costs related to the GATX Litigation incurred after October 23, 1997.

PURCHASE OF AIRCRAFT


     Prior to or immediately after closing, the Kalitta Companies anticipate selling a Hawker Siddeley HS-125 aircraft to Mr. Kalitta at the aircraft's appraised value.


CONSULTING ARRANGEMENTS

     Following the consummation of the Merger, the Company intends to employ Mr. Coonfield as a management consultant in connection with the integration of Kitty Hawk and the Kalitta Companies. The Company anticipates Mr. Coonfield will receive consulting fees in excess of $60,000 for these services.


TAX DISTRIBUTION TO MR. KALITTA



     Prior to closing, the Kalitta Companies will distribute $750,000 to Mr. Kalitta in payment of a portion of Mr. Kalitta's liability for taxable income of the Kalitta Companies under Subchapter S of the U.S. Federal Income Tax Code.


OTHER TRANSACTIONS

     For a description of other transactions with related parties, see "Management -- Compensation Committee Interlocks and Insider Participation."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of the Company's Common Stock as of November 5, 1997 (except as noted) by (i) each person known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director of the Company,
(iii) each executive officer of the Company and (iv) all of the directors and executive officers of the Company as a group. Except as noted, all shares shown in the table below are held with sole voting and investment power, subject to community property laws.

                                                   SHARES OWNED        SHARES          SHARES OWNED
                                                   BENEFICIALLY         BEING          BENEFICIALLY
                                                BEFORE THE OFFERING     SOLD      AFTER THE TRANSACTIONS
                                                -------------------   ---------   ----------------------
               NAME AND ADDRESS                  NUMBER     PERCENT    NUMBER       NUMBER      PERCENT
               ----------------                 ---------   -------   ---------   -----------   --------
DIRECTORS AND EXECUTIVE OFFICERS:
M. Tom Christopher(1).........................  6,673,436    63.8%    1,000,000     5,673,436     32.3%
Conrad Kalitta(1)(2)(3).......................          0      --             0     4,099,150     23.4%
Tilmon J. Reeves(1)...........................    184,424     1.8%       75,000       109,424       (4)
Richard R. Wadsworth(1)(5)....................     72,140      (4)       25,000        47,140       (4)
DIRECTORS:
Ted J. Coonfield(1)...........................        600      (4)            0           600       (4)
James R. Craig(1)(5)..........................          0      --             0             0       --
George W. Kelsey(1)(3)........................          0      --             0             0       --
Philip J. Sauder(1)(3)........................          0      --             0             0       --
Lewis S. White(1).............................          0      --             0             0       --
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A
  GROUP (7 PERSONS)...........................  6,930,600    66.3%    1,100,000     9,929,750     56.6%
RCM Capital Management, L.L.C.(6).............    953,800     9.1%            0       953,800      5.4%
  Four Embarcadero Center, Suite 2900
  San Francisco, California 94111
Skyline Asset Management, L.P.(7).............    536,100     5.1%            0       536,100     3.1%
  311 S. Wacker Drive, Suite 4500
  Chicago, IL 60606

---------------

(1) The address for this stockholder is 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261.
(2) Mr. Kalitta will receive 4,099,150 shares of Common Stock upon consummation of the Merger, of which 650,000 will be held in escrow for 42 months to satisfy Mr. Kalitta's indemnification obligations, if any, under the Merger Agreement. Mr. Kalitta will retain the right to vote such shares while they are being held in escrow.
(3) Pursuant to the Merger Agreement, Messrs. Kalitta, Kelsey and Sauder will be appointed to the Board of Directors.
(4) Less than 1%.
(5) Concurrently with the consummation of the Merger, Messrs. Craig and Wadsworth will resign from the Board of Directors.
(6) Based upon a Schedule 13F filed with the Commission by such beneficial owner for the quarter ended June 30, 1997. RCM Capital Management, L.L.C. ("RCM Capital"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of such shares. RCM Limited, L.P. ("RCM Limited") is the managing agent of RCM Capital and has beneficial ownership of such shares only to the extent it may be deemed to beneficially own such shares. RCM General Corporation is the general partner of RCM Limited and has beneficial ownership of such shares only to the extent it may be deemed to beneficially own such shares. RCM Capital is a wholly owned subsidiary of Dresdner Bank AG ("Dresdner"), an international banking organization headquartered in Frankfurt, Germany. Dresdner has beneficial ownership of such shares only to the extent it may be deemed to beneficially own such shares.
(7) Based upon a Schedule 13F filed with the Commission by such beneficial owner for the quarter ended June 30, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Kitty Hawk consists of (i) 25,000,000 shares of Common Stock and (ii) 1,000,000 shares of Preferred Stock. At November 5, 1997, the Company had approximately 1,300 holders of record and beneficial owners of Common Stock with 10,451,807 shares outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

     Holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of any outstanding shares of any preferred stock. See "Price Range of Common Stock and Dividend Policy." In the event of any dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any.

     Except as otherwise required by law or the Certificate of Incorporation, the holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. The Certificate of Incorporation limits the aggregate voting power of non-U.S. persons to 22 1/2% of the votes voting on or consenting to any matter. See
"Business -- Government Regulation."

     Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to the rights, preferences and privileges granted to the holders of any series of preferred stock which the Company may issue in the future.

PREFERRED STOCK

     The Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of fully authorized shares of preferred stock in classes or series and may, at the time of issuance, determine the powers, rights, preferences and limitations of each class or series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

     General. The Certificate of Incorporation and Bylaws of Kitty Hawk include certain provisions that could have anti-takeover effects. The provisions are intended to enhance the likelihood of continuity and stability in the composition of and in the policies formulated by, the Board of Directors. These provisions also are intended to help ensure that the Board of Directors, if confronted by a surprise proposal from a third party that has acquired a block of Common Stock of the Company, will have sufficient time to review the proposal, to develop appropriate alternatives to the proposal and to act in what the Board of Directors believes to be the best interests of the Company and its stockholders. These provisions of the Certificate of Incorporation may not be amended or repealed by the stockholders of the Company except upon the vote of the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon.

     The following is a summary of the provisions contained in the Company's Certificate of Incorporation and Bylaws and is qualified in its entirety by reference to such documents in the respective forms filed as exhibits to the Registration Statement of which this Prospectus forms a part. In addition, pursuant to the Merger Agreement, the Company's Bylaws will be amended to add certain other provisions. See "The Merger -- Bylaw Amendments Concerning Governance of the Company and Stockholders' Agreement."

     Amendment of Bylaw Provisions. The Certificate of Incorporation provides that Bylaw provisions may be adopted, altered, amended, or repealed only by the affirmative vote of (i) at least two-thirds of the members of the Board of Directors who are elected by the holders of Common Stock or (ii) the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon.

     Classified Board of Directors. The Certificate of Incorporation provides for a Board of Directors divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a short period of time. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors.

     Number of Directors; Removal. The Certificate of Incorporation provides that the Board of Directors will fix the number of members of the Board of Directors to consist of at least one member (plus such number of directors as may be elected from time to time pursuant to the terms of any series of preferred stock that may be issued and outstanding from time to time).

     Under the Delaware General Corporation Law (the "DGCL"), in the case of a corporation having a classified board, stockholders may remove a director only for cause (unless the certificate of incorporation provides otherwise). The Company's Certificate of Incorporation provides that a director may only be removed for cause. "Cause" is defined in the Certificate of Incorporation to mean that a director (i) has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal, (ii) has missed 12 consecutive meetings of the Board of Directors or (iii) has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of his duties to the corporation in a matter of substantial importance to the corporation and such adjudication has become final and non-appealable. These provisions will preclude a stockholder from simultaneously removing incumbent directors without cause and gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

     Special Meetings. The Bylaws and Certificate of Incorporation provide that special meetings of stockholders may be called by a majority of the Board of Directors, the Chairman of the Board of Directors, or by any holder or holders of at least 25% of any class of the Company's outstanding capital stock then entitled to vote at the meeting.

     Advance Notice Requirements for Stockholder Proposals and Director Nominees. The Bylaws establish an advance notice procedure with regard to business proposed to be submitted by a stockholder at any annual or special meeting of stockholders of the Company, including the nomination of candidates for election as directors. The procedure provides that a written notice of proposed stockholder business at any annual meeting must be received by the Secretary of the Company not more than 180 days nor less than 120 days before the first anniversary of the prior year's annual meeting or, in the event of a special meeting, not more than 10 days after the notice of the special meeting.

     Notice to Kitty Hawk from a stockholder who proposes to nominate a person at a meeting for election as a director must contain all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act"), including such person's written consent to being named in a proxy statement as a nominee and to serving as a director if elected.

     The chairman of a meeting of stockholders may determine that a person is not nominated in accordance with the nominating procedure, in which case such person's nomination will be disregarded. If the chairman of a meeting of stockholders determines that other business has not been properly brought before such meeting in accordance with the Bylaw procedures, such business will not be conducted at the meeting. Nothing in the nomination procedure or the business will preclude discussion by any stockholder of any nomination or business properly made or brought before the annual or any other meeting in accordance with the foregoing procedures.

       Limitations on Directors' Liability. The Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from gross negligence), except for liability (i) for any breach of his duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (unlawful payments of dividends or unlawful stock repurchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit. This provision also will not limit the liability of directors under federal securities laws for violations not involving a breach of fiduciary duty. This elimination of liability for monetary damages permitted by Delaware law does not alter the standard of conduct with which directors must comply nor does it affect the availability of equitable relief to the Company and its stockholders.

       Restrictions on Foreign Directors, Officers and Voting. The Company's Certificate of Incorporation limits the aggregate voting power of non-U.S. persons to 22 1/2% of the votes voting on or consenting to any matter. Furthermore, the Bylaws do not permit non-U.S. citizens to serve as directors or officers of the Company.

DELAWARE STATUTE

     The Certificate of Incorporation of Kitty Hawk provides for the Company to be subject to Section 203 of the DGCL ("Section 203"). Under Section 203, certain transactions and business combinations between a corporation and an "interested stockholder" owning 15% or more of the corporation's outstanding voting stock are restricted, for a period of three years from the date the stockholder becomes an interested stockholder. Generally, Section 203 prohibits significant business transactions such as a merger with, disposition of assets to or receipt of disproportionate financial benefits by, the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the Company's capital stock unless (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, has been approved by the Board of Directors before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the Company in the same transaction that makes it an interested stockholder; or
(iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the Board of Directors and by the holders of at least two-thirds of the Company's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a summary of material terms of certain indebtedness of the Company and is qualified in its entirety by reference to the related underlying documents, copies of which are filed as an exhibit to the Registration Statement of which this Prospectus is a part.

PRE-TRANSACTION DEBT


     During August 1996, Kitty Hawk entered into a Credit Agreement with WFB and BOT. This Credit Agreement relates to a $15 million Revolving Credit Facility, an approximate $12 million Term Loans A Facility, an approximate $11.2 million Term Loans B Facility and a $10 million Term Loans C Facility (collectively, the "Commitments"). As of September 30, 1997, approximately $7.7 million was outstanding under the Revolving Credit Facility, approximately $10.1 million was outstanding under Terms Loans A, approximately $9.6 million was outstanding under Term Loans B and approximately $5.4 million was outstanding under Term Loans C. These Commitments bear interest at WFB's prime rate, or at Kitty Hawk's option, the Eurodollar rate plus 1.5% to 2%, based upon a debt-to-cash flow ratio of Kitty Hawk. In connection with consummation of this Common Stock Offering and the Note Offering, the Company intends to repay all outstanding borrowings under the Commitments.



     Kitty Hawk also has two loans with 1st Source Bank. As of September 30, 1997, the outstanding balance of the first loan was approximately $791,000. The loan bears interest at 9.75%, is secured by a DC-9-15F and matures in May 2000. As of September 30, 1997, the outstanding balance of the second loan was approximately $1.2 million. The loan bears interest at 8.5%, is secured by a DC-9-15F and matures in July 2002. The 1st Source loans contain certain aircraft maintenance covenants and provides that a change in Kitty Hawk's business is an event of default upon which 1st Source may declare all or any part of the remaining unpaid principal due and payable. This debt will remain outstanding following consummation of this Common Stock Offering and the Note Offering.



     In November 1996, in connection with Kitty Hawk's acquisition of a one-third undivided interest in four Falcon 20 jet aircraft, Kitty Hawk and the two other co-owners of such aircraft entered into a five year, $4.3 million term loan. The loan bears interest at a floating prime rate, is secured by the four Falcon 20 jet aircraft and requires monthly payments of principal and interest. Kitty Hawk's liability under such loan is limited to $2 million. This debt will remain outstanding following consummation of this Common Stock Offering and the Note Offering.



     In September 1997, Kitty Hawk purchased 16 Boeing 727 aircraft from the Kalitta Companies for an aggregate cash consideration of approximately $51 million. The purchase of these aircraft was financed by a $45.9 million term loan with WFB. This loan bears interest at the applicable rate under the Credit Agreement, plus 1% from January 1 through December 31, 1999 and 1.5% beginning January 1, 2000 and matures on June 30, 2001. Interest only is payable through March 31, 1998. The term loan begins to amortize on June 30, 1998 with equal quarterly installments of principal and interest until maturity. This debt will be refinanced in connection with the Refinancings. See "-- New Credit Facility and Term Loan."



     As of September 30, 1997, total indebtedness of the Kalitta Companies for money borrowed was approximately $255 million. Approximately $142.7 million of this indebtedness accrues interest at fixed rates ranging from 5.3% to 18% per annum, while the remainder accrues interest at variable rates ranging from one percent to four percent over a specified per annum prime or other base rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- The Kalitta Companies." Substantially all of this indebtedness has been reclassified as current. All but approximately $8 million of this indebtedness will be retired with the net proceeds of this Common Stock Offering and the Note Offering, subject to payment of approximately $3 million in prepayment penalties. See "Use of Proceeds."


NEW CREDIT FACILITY AND TERM LOAN

     The Term Loan will be incurred to refinance the indebtedness incurred in September 1997 to finance the acquisition of 16 Boeing 727s from the Kalitta Companies. The Term Loan will mature five years after issuance and will be payable in equal quarterly principal installments of $2.25 million commencing in 1999 and ending in 2002, with a balance of approximately $12.15 million due at maturity. Interest on the Term Loan will accrue initially at LIBOR plus 3% or the Base Rate plus 1.5%, subject to reduction. See "Description of Certain Indebtedness." The Base Rate is WFB's Prime Rate or the Federal Funds Rate plus .5%. The Term Loan will be secured by accounts receivable, all inventory (including rotables), intangibles and contract rights, cash and the 16 Boeing 727s and related engines recently acquired from the Kalitta Companies.

     The Company will enter into the New Credit Facility with WFB, individually and as agent for various lenders, which will provide the Company with up to $100 million in revolving loans to be secured by the same collateral as the Term Loan. The facility will bear interest initially at LIBOR plus 2.75% or the Base Rate plus 1.25%, subject to adjustment within the same parameters as the Term Loan. Borrowings under the New Credit Facility will be subject to a Borrowing Base (as defined) and will mature five years from execution of the New Credit Facility.

     The New Credit Facility and the Term Loan contain certain financial and other covenants customary to similar financings including, without limitation, a prohibition on changes in the Company's business, a prohibition on sales of all or substantially all the Company's assets, limitations on mergers, certain acquisitions, reorganizations and liens, restrictions on debt incurrence, dividends and distributions, and various financial ratios. In addition, the New Credit Facility and Term Loan subject the Company to limits on capital expenditures in excess of $92 million for fiscal year 1998. Finally, the New Credit Facility and Term Loan contain events of default customary in similar financings.

SENIOR SECURED NOTES

     Consummation of the Common Stock Offering is conditioned upon consummation of the Note Offering and the Merger. The Notes will mature seven years after issuance and will be issued in an aggregate principal amount of approximately $340 million. The Notes are expected to bear interest at a rate of approximately 10% per annum, payable in cash semiannually. The Notes will be secured by certain of the Company's aircraft and the Optioned Boeing 747s. The Notes will be guaranteed on a senior secured basis by substantially all of the Company's subsidiaries, other than AIC. The Notes will be redeemable at the Company's option, beginning in 2002, at a premium. Up to 35% of the Notes will also be redeemable at the Company's option, until 2000, with proceeds from public equity offerings. The Notes will be initially issued under Rule 144A, but will be required to be exchanged for Notes of substantially identical terms registered under the Securities Act.

     The Indenture will contain the following restrictive covenants, among others: limitation on indebtedness; limitation on restricted payments (including dividends); limitation on dividend restrictions of subsidiaries; limitation on capital stock of subsidiaries; limitation on transactions with affiliates; limitation on liens; limitation on sale-leaseback transactions; limitation on asset sales; and limitation on mergers and similar transactions. In addition, the Notes will be redeemable, at the holder's option, upon a change of control of the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Common Stock Offering, 17,550,957 shares (18,165,957 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock will be outstanding. The 4,100,000 shares (4,715,000 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless acquired by "affiliates" of the Company. Pursuant to Rule 144 under the Securities Act, upon completion of this Common Stock Offering, 9,929,150 shares of Common Stock will be deemed "restricted securities" within the meaning of Rule 144 under the Securities Act (the "Restricted Shares") and may be resold to the extent permitted under Rule 144 and Rule 701 of the Securities Act or under any exemption under the Securities Act.

     Under the terms of a Stockholders' Agreement to be entered into contemporaneously with the Merger, Messrs. Christopher and Kalitta will have incidental registration rights for the ten-year period commencing with the Closing, subject to customary cutback and exclusion provisions; provided that the number of shares proposed to be sold by either Mr. Christopher or Mr. Kalitta in any such registration shall not be less than 50,000 shares.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an "affiliate," who has beneficially owned his or her shares for at least one year from the later of the date such Restricted Shares were acquired from the Company or (if applicable) the date they were acquired from an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. Sales under Rule 144 also are subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and has not been an affiliate of the Company for at least the prior three months and who has owned shares for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares under Rule 144 without regard to the volume limitations and the other conditions described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through the use of one or more intermediaries, controls, or is controlled by, or is under the common control with, such issuer.

     Any employee, officer, or director of Kitty Hawk who purchases his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits non-affiliates, subject to the limitations and requirements of Rule 701, to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitations, or notice provisions of Rule 144 and permits affiliates, subject to the limitations and restrictions of Rule 701, to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days from the date of this Prospectus.

     The Company has filed registration statements under the Securities Act covering 600,000 shares of Common Stock reserved for issuance under the Plans. See "Management -- Employee Compensation Plans and Arrangements." As of the date hereof, 1,807 shares had been issued under the Plans. Shares registered under such registration statements are available for sale in the open market when issued pursuant to the Plans, subject to Rule 144 volume limitations applicable to affiliates and provisions of the Plans, including vesting.

     Messrs. Christopher, Kalitta, Reeves and Wadsworth, who collectively will hold 9,929,150 shares of Common Stock in the aggregate after this Common Stock Offering, along with the Company and its other directors and executive officers have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, Common Stock, except for up to 10,000 shares issuable pursuant to the Plans. Such consent of Morgan Stanley & Co. Incorporated may be provided without notice to purchasers of the Common Stock or to officials of the Nasdaq National Market System. See "Management -- Employee Compensation Plans and Arrangements."

                                  UNDERWRITERS

     Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, BT Alex. Brown Incorporated, Scott & Stringfellow, Inc. and Fieldstone FPCG Services, L.P. are acting as Representatives, have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the name of such Underwriters below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
BT Alex. Brown Incorporated.................................
Scott & Stringfellow, Inc. .................................
Fieldstone FPCG Services, L.P. .............................

                                                              ---------
          Total.............................................  4,100,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

     Each Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of the Company's Common Stock being sold in this Common Stock Offering, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each Underwriter has further agreed to send to any dealer who purchases from it any of the shares of Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of $          a share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the public offering price and other selling terms may from time to time be varied by the Representatives.

     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 615,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Company and each director and executive officer has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) register for sale, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than shares of Common Stock acquired in the open market after the date of this Prospectus) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, other than (x) the shares of Common Stock to be sold hereunder, and (y) 10,000 shares issuable pursuant to the Plans.

     In order to facilitate this Common Stock Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with this Common Stock Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in this Common Stock Offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during the specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     BT Alex. Brown Incorporated, one of the Underwriters, rendered a fairness opinion to the Company in connection with the Merger and received customary fees for rendering such opinion. Fieldstone FPCG Services, L.P., one of the Underwriters, and its affiliates have provided investment banking services to the Company from time to time, for which it has received customary fees, including acting as financial advisor and placement agent in connection with the Company's issuance of senior secured debt and as financial advisor to Kitty Hawk and the Kalitta Companies in connection with the Merger.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the Company and the Selling Stockholders by Haynes and Boone, LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Kitty Hawk, Inc., at August 31, 1995 and 1996 and at December 31, 1996 and for each of the three years in the period ended August 31, 1996 and for the four month period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of American International Airways, Inc. and related companies as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere (which report expresses an unqualified opinion and includes an explanatory paragraph which indicates that there are matters that raise substantial doubt about the ability of American International Airways, Inc. and related companies to continue as a going concern), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act. In accordance with the Exchange Act, the Company files reports, proxy and information statements and other information with the Commission. The reports, proxy and information statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such documents may also be obtained at the Web site maintained by the Commission (http://www.sec.gov). In addition, copies of documents relating indebtedness of Kitty Hawk and the Kalitta Companies existing prior to the Refinancings may be obtained from the Company at 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261, (972) 456-2200. The Company's Common Stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information may be inspected at the National Association of Securities Dealers, Inc., 1735 K. Street N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description and each such statement shall be deemed qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                       KITTY HAWK, INC. AND SUBSIDIARIES


Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets as of August 31, 1995 and 1996
  and December 31, 1996.....................................  F-3
Consolidated Statements of Income for the years ended August
  31, 1994, 1995 and 1996 and for the four months ended
  December 31, 1995 (unaudited) and 1996....................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended August 31, 1994, 1995 and 1996 and for the
  four months ended December 31, 1996.......................  F-5
Consolidated Statements of Cash Flows for the years ended
  August 31, 1994, 1995 and 1996 and for the four months
  ended December 31, 1995 (unaudited) and 1996..............  F-6
Notes to Consolidated Financial Statements..................  F-7
Condensed Consolidated Balance Sheet as of September 30,
  1997 (unaudited)..........................................  F-17
Condensed Consolidated Statements of Operations for the nine month periods ended September 30, 1996 and 1997
  (unaudited)...............................................  F-18
Condensed Consolidated Statement of Stockholders' Equity for
  the nine months ended September 30, 1997 (unaudited)......  F-19
Condensed Consolidated Statements of Cash Flows for the nine month periods ended September 30, 1996 and 1997
  (unaudited)...............................................  F-20
Notes to Condensed Consolidated Financial Statements........  F-21

 THE KALITTA COMPANIES (AMERICAN INTERNATIONAL AIRWAYS, INC. AND
                         RELATED COMPANIES)
Independent Auditors' Report................................  F-24
Combined Balance Sheets at December 31, 1995 and 1996 and
  September 30, 1997 (unaudited)............................  F-25
Combined Statements of Operations for the years ended
  December 31, 1994, 1995 and 1996 and the nine month
  periods ended September 30, 1996 and 1997 (unaudited).....  F-26
Combined Statements of Stockholder's Equity for the years
  ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997 (unaudited)......................  F-27
Combined Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996 and the nine month
  periods ended September 30, 1996 and 1997 (unaudited).....  F-28
Notes to Combined Financial Statements......................  F-30

                         REPORT OF INDEPENDENT AUDITORS

Stockholders
Kitty Hawk, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Kitty Hawk, Inc. and subsidiaries as of August 31, 1995 and 1996 and December 31, 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1996 and for the four months ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kitty Hawk, Inc. and subsidiaries at August 31, 1995 and 1996 and December 31, 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1996 and for the four months ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Dallas, Texas
February 7, 1997

                       KITTY HAWK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                    AUGUST 31,      AUGUST 31,     DECEMBER 31,
                                                       1995            1996            1996
                                                    -----------    ------------    ------------
Current assets
  Cash and cash equivalents.......................  $ 3,801,378    $  5,763,904    $ 27,320,402
  Trade accounts receivable.......................   12,967,734      14,195,990      37,828,018
  Income tax receivable...........................           --         765,395              --
  Deferred income taxes...........................       50,410         156,562         107,564
  Inventory and aircraft supplies.................       98,386       1,713,812       2,789,982
  Prepaid expenses and other assets...............      797,825         918,929       1,143,989
  Deposits on aircraft............................           --              --       5,438,628
                                                    -----------    ------------    ------------
          Total current assets....................   17,715,733      23,514,592      74,628,583
Property and equipment
  Aircraft........................................   36,179,455      53,695,320      53,140,853
  Aircraft work-in-progress.......................           --      13,476,355       6,732,878
  Machinery and equipment.........................    1,425,272       1,776,319       2,680,692
  Leasehold improvements..........................           --          75,313         778,879
  Furniture and fixtures..........................      251,349         166,057         166,057
  Transportation equipment........................      176,057         236,708         289,499
                                                    -----------    ------------    ------------
                                                     38,032,133      69,426,072      63,788,858
  Less: accumulated depreciation and
     amortization.................................   (7,794,332)    (13,112,786)    (15,390,015)
                                                    -----------    ------------    ------------
          Net property and equipment..............   30,237,801      56,313,286      48,398,843
                                                    -----------    ------------    ------------
Total assets......................................  $47,953,534    $ 79,827,878    $123,027,426
                                                    ===========    ============    ============

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable................................  $ 9,327,109    $ 12,952,180    $  8,853,292
  Accrued expenses................................    1,336,696       1,580,465      23,668,609
  Income taxes payable                                       --              --       2,526,737
  Accrued maintenance reserves....................    2,026,255       2,323,466       2,373,157
  Revolving Credit Facility for aircraft
     acquisitions expected to be refinanced.......           --      10,000,000              --
  Current maturities of long-term debt............    3,278,553       3,620,240       3,687,888
                                                    -----------    ------------    ------------
          Total current liabilities...............   15,968,613      30,476,351      41,109,683
Long-term debt....................................   13,702,652      23,291,302      21,080,452
Deferred income taxes.............................    1,316,365       2,421,480       2,544,900
Commitments and contingencies
Stockholders' equity
  Preferred stock, $1 par value: Authorized
     shares -- 1,000,000, none issued.............           --              --              --
  Common stock, $.01 par value: Authorized
     shares -- 25,000,000; issued and
     outstanding -- 7,423,436 and 7,967,710 at
     August 31, 1995 and 1996, respectively and
     10,669,517 at December 31, 1996..............       74,234          79,677         106,695
  Additional paid-in capital......................           --       4,635,524      33,968,700
  Retained earnings...............................   16,891,670      20,999,846      26,293,298
  Less common stock in treasury, 217,710 shares at
     August 31, 1996 and December 31, 1996........           --      (2,076,302)     (2,076,302)
                                                    -----------    ------------    ------------
          Total stockholders' equity..............   16,965,904      23,638,745      58,292,391
                                                    -----------    ------------    ------------
Total liabilities and stockholders' equity........  $47,953,534    $ 79,827,878    $123,027,426
                                                    ===========    ============    ============

                            See accompanying notes.

                       KITTY HAWK, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                            FOUR MONTHS ENDED
                                     YEAR ENDED AUGUST 31,                    DECEMBER 31,
                           ------------------------------------------   -------------------------
                               1994           1995           1996          1995          1996
                           ------------   ------------   ------------   -----------   -----------
                                                                        (UNAUDITED)
Revenues:
  Air freight carrier...   $ 28,284,894   $ 41,117,564   $ 52,921,762   $17,994,371   $20,577,072
  Air logistics.........     79,414,952     62,592,819     89,492,974    51,733,438    39,408,484
                           ------------   ------------   ------------   -----------   -----------
          Total
            revenues....    107,699,846    103,710,383    142,414,736    69,727,809    59,985,556
                           ------------   ------------   ------------   -----------   -----------
Costs of revenues:
  Air freight carrier...     19,549,833     28,104,280     38,760,430    11,684,882    13,784,331
  Air logistics.........     73,401,606     57,428,344     80,139,570    45,996,786    33,795,567
                           ------------   ------------   ------------   -----------   -----------
          Total costs of
            revenues....     92,951,439     85,532,624    118,900,000    57,681,668    47,579,898
                           ------------   ------------   ------------   -----------   -----------
Gross profit............     14,748,407     18,177,759     23,514,736    12,046,141    12,405,658
General and
  administrative
  expenses..............      6,012,975      7,832,167      9,079,891     2,861,518     2,724,763
Non-qualified employee
  profit sharing
  expense...............        731,862      1,000,957      1,169,880       889,046       962,263
  Stock option grants to
     executives.........             --             --      4,230,954            --            --
                           ------------   ------------   ------------   -----------   -----------
Operating income........      8,003,570      9,344,635      9,034,011     8,295,577     8,718,632
Other income (expense):
  Interest expense......       (342,502)    (1,184,921)    (1,859,284)     (481,670)     (684,173)
  Contract settlement
     income, net........      1,177,742             --             --            --            --
  Loss on asset
     disposal...........             --             --       (589,049)           --            --
  Other, net............       (431,957)      (600,667)       291,255        37,507       625,910
                           ------------   ------------   ------------   -----------   -----------
Income before income
  taxes.................      8,406,853      7,559,047      6,876,933     7,851,414     8,660,369
Income taxes............      3,146,157      3,142,653      2,767,744     3,096,769     3,366,917
                           ------------   ------------   ------------   -----------   -----------
Net income..............   $  5,260,696   $  4,416,394   $  4,109,189   $ 4,754,645   $ 5,293,452
                           ============   ============   ============   ===========   ===========
Net income per share....   $       0.66   $       0.55   $       0.52   $      0.60   $      0.55
                           ============   ============   ============   ===========   ===========
Weighted average common
  and common equivalent
  shares outstanding....      7,967,710      7,967,710      7,927,856     7,967,710     9,609,920
                           ============   ============   ============   ===========   ===========

                            See accompanying notes.

                       KITTY HAWK, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   ADDITIONAL
                                           NUMBER OF     COMMON      PAID-IN      RETAINED      TREASURY
                                            SHARES       STOCK       CAPITAL      EARNINGS        STOCK         TOTAL
                                          -----------   --------   -----------   -----------   -----------   -----------
Balance at August 31, 1993..............   10,604,908   $106,048   $        --   $ 7,243,766   $   (61,000)  $ 7,288,814
  Retirement of treasury stock in
    connection with the Kitty Hawk, Inc.
    merger..............................   (3,181,472)   (31,814)           --       (29,186)       61,000            --
  Net income............................           --         --            --     5,260,696            --     5,260,696
                                          -----------   --------   -----------   -----------   -----------   -----------
Balance at August 31, 1994..............    7,423,436     74,234            --    12,475,276            --    12,549,510
  Net income............................           --         --            --     4,416,394            --     4,416,394
                                          -----------   --------   -----------   -----------   -----------   -----------
Balance at August 31, 1995..............    7,423,436     74,234            --    16,891,670            --    16,965,904
  Stock option grants to
    executives..........................           --         --     4,230,954            --            --     4,230,954
  Exercise of employee stock options
    (See Note 1)........................      544,274      5,443            --        (1,013)           --         4,430
  Purchase of treasury stock, 217,710
    shares, at cost.....................           --         --            --            --    (2,076,302)   (2,076,302)
  Tax benefit of stock option grants to
    executives..........................           --         --       404,570            --            --       404,570
  Net income............................           --         --            --     4,109,189            --     4,109,189
                                          -----------   --------   -----------   -----------   -----------   -----------
Balance at August 31, 1996..............    7,967,710     79,677     4,635,524    20,999,846    (2,076,302)   23,638,745
Shares sold in initial public
  offering..............................    2,700,000     27,000    29,311,510            --            --    29,338,510
Shares issued to employees under the
  Annual Incentive Compensation Plan....        1,807         18        21,666            --            --        21,684
Net income for the four months ended
  December 31, 1996.....................           --         --            --     5,293,452            --     5,293,452
                                          -----------   --------   -----------   -----------   -----------   -----------
Balance at December 31, 1996............   10,669,517   $106,695   $33,968,700   $26,293,298   $(2,076,302)  $58,292,391
                                          ===========   ========   ===========   ===========   ===========   ===========

                            See accompanying notes.

                       KITTY HAWK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         FOUR MONTHS ENDED
                                                 YEAR ENDED AUGUST 31,                     DECEMBER 31,
                                       ------------------------------------------   ---------------------------
                                           1994           1995           1996           1995           1996
                                       ------------   ------------   ------------   ------------   ------------
                                                                                    (UNAUDITED)
Operating activities:
  Net income.........................  $  5,260,696   $  4,416,394   $  4,109,189   $  4,754,645   $  5,293,452
  Adjustments to reconcile net income
    net cash provided by operating
    activities:
    Depreciation and amortization....     1,935,348      4,095,156      6,873,033      1,681,489      3,201,903
    Loss on disposal of property and
      equipment......................        62,251             --        589,049             --             --
    Aircraft received in contract
      settlement.....................      (750,000)            --             --             --             --
    Deferred income taxes............      (638,568)       732,795        998,963             --        172,418
    Stock option grants to
      executives.....................            --             --      4,230,954             --             --
    Changes in operating assets and
      liabilities:
      Trade accounts receivable......    (8,036,613)     2,673,139     (1,228,256)   (27,954,848)   (23,632,028)
      Contract settlement
         receivable..................     3,500,000             --             --             --             --
      Receivables from affiliates....       (53,035)       481,297             --             --             --
      Income taxes receivable........            --             --       (765,395)            --        765,395
      Inventory and aircraft
         supplies....................       (19,778)        23,285     (1,615,426)      (298,872)    (1,076,170)
      Prepaid expenses and other.....       283,342       (532,693)      (121,104)    (5,854,576)    (5,663,688)
      Accounts payable and accrued
         expenses....................     4,063,034     (2,379,510)     3,868,840     19,622,927     17,989,256
      Accrued maintenance reserves...       379,535      1,429,886        297,211        281,184         49,691
      Income taxes payable...........     1,614,521     (1,883,898)            --      2,782,766      2,526,737
                                       ------------   ------------   ------------   ------------   ------------
Net cash provided by (used in)
  operating activities...............     7,600,733      9,055,851     17,237,058     (4,985,285)      (373,034)
Investing activities:
  Proceeds from sale of assets.......            --             --             --             --     18,508,431
  Capital expenditures...............   (13,875,983)   (17,929,106)   (33,537,567)      (174,697)   (13,795,891)
                                       ------------   ------------   ------------   ------------   ------------
Net cash provided by (used in)
  investing activities...............   (13,875,983)   (17,929,106)   (33,537,567)      (174,697)     4,712,540
Financing activities:
  Proceeds from issuance of common
    stock............................            --             --          4,430             --     29,338,510
  Proceeds from issuance of long-term
    debt.............................    10,916,656      9,911,240     23,117,000      5,725,000      1,500,000
  Repayments of long-term debt.......    (2,747,533)    (2,074,970)    (3,186,663)    (1,011,103)   (13,643,202)
  Acquisition of treasury shares.....            --             --     (2,076,302)            --             --
  Shares issued under Annual
    Incentive Compensation Plan......            --             --             --             --         21,684
  Tax benefit of stock option grant
    to executives....................            --             --        404,570             --             --
                                       ------------   ------------   ------------   ------------   ------------
Net cash provided by financing
  activities.........................     8,169,123      7,836,270     18,263,035      4,713,897     17,216,992
                                       ------------   ------------   ------------   ------------   ------------
Net increase (decrease) in cash and
  cash equivalents...................     1,893,873     (1,036,985)     1,962,526       (446,085)    21,556,498
Cash and cash equivalents at
  beginning of period................     2,944,490      4,838,363      3,801,378      3,801,378      5,763,904
                                       ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end of
  period.............................  $  4,838,363   $  3,801,378   $  5,763,904   $  3,355,293   $ 27,320,402
                                       ============   ============   ============   ============   ============

                            See accompanying notes.

                       KITTY HAWK, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Kitty Hawk, Inc. and its subsidiaries (the "Company") provide air freight services through two related businesses (i) an air freight carrier and (ii) an air logistics service provider, all primarily in North America. The Company provided air logistics services to one customer which accounted for approximately 63%, 47%, 41% and 16% of its total revenues in fiscal years 1994, 1995, 1996 and for the four months ended December 31, 1996, respectively. Related accounts receivable from this customer at August 31, 1995 and 1996 and December 31, 1996, were approximately $5,089,000, $4,915,000 and $2,156,000, respectively. The contract for these services is effective through May 31, 1997; however, such contract may be canceled by either party with 30 days notice. Another customer accounted for approximately 10%, 10%, 15% and 44% of the Company's total revenues in fiscal years 1994, 1995, 1996 and for the four months ended December 31, 1996, respectively. Related accounts receivable from this customer at August 31, 1995 and 1996 and December 31, 1996 were approximately $22,000, $0 and $27,086,000, respectively. The Company generally sells on open accounts with 30-day terms and does not require collateral for credit sales.

     On December 4, 1996, the Company elected to change its fiscal year end to December 31. Operating results for the four month period ended December 31, 1996 are not necessarily indicative of the results that may be expected for a calendar year. Operating results for the four month period ended December 31, 1995 (unaudited) include all adjustments management believes are necessary for a fair presentation.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives ranging from three to ten years. Convair and DC-9 airframes are fully depreciated over the period remaining to the next major airframe overhaul since the Company does not expect to perform major airframe overhauls on these aircraft. Boeing 727-200 airframes are fully depreciated over an estimated useful life of ten years.

     Costs relating to major airframe overhauls are capitalized as incurred and amortized over the estimated number of flight hours until the next overhaul (the deferral method). No major airframe overhauls have been performed on the Company's aircraft since their respective dates of acquisition.

     With respect to aircraft engines, the useful life is the estimated number of flight hours remaining until the next required engine overhaul.

  Income Taxes

     Income taxes have been provided using the liability method in accordance with the Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.

  Revenue Recognition

     Revenues are recognized as services are provided.

                       KITTY HAWK, INC. AND SUBSIDIARIES

  Net Income Per Share

     Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. The effect of options to purchase 390,707 and 153,567 shares of the Company's common stock at $0.01 granted to certain executives in December 1995 and June 1996, respectively, have been included in the calculation of weighted average common and common equivalent shares for the years ended August 31, 1994, 1995 and 1996.

  Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and held in banks, money market funds and other investments with original maturities of three months or less.

  Inventory

     Inventory consists of aircraft parts and supplies and is stated at the lower of average cost or market.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

  Stock-Based Compensation

     The Company accounts for stock-based compensation utilizing Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under the provisions of SFAS No. 123, the Company has elected to continue to apply the provisions of APB Opinion No. 25 to its stock-based compensation arrangements and provide supplementary financial statement disclosures as required under SFAS No. 123.

  Reorganization


     In October 1994, Kitty Hawk, Inc. was organized as a wholly-owned subsidiary of Kitty Hawk Group, Inc. ("Group"). Group subsequently merged with Kitty Hawk, Inc. with Kitty Hawk, Inc. being the surviving entity. In connection therewith, each outstanding share of Group common stock was exchanged for 106,049 shares of Kitty Hawk, Inc. common stock. Additionally, Group stock held in treasury was retired. The accompanying consolidated financial statements present the effects of the merger on a retroactive basis.


  Reclassifications

     Certain amounts from prior years have been reclassified to conform to current year presentation.

  Stock Split

     On June 28, 1996 the Company approved a 1.2285391-for-1 stock split effected as a stock dividend. All references to common stock and per share data have been restated to give effect to the split.

                       KITTY HAWK, INC. AND SUBSIDIARIES

2. DEBT

     Long-term debt consists of the following:

                                              AUGUST 31,     AUGUST 31,     DECEMBER 31,
                                                 1995           1996            1996
                                              -----------    -----------    ------------
(1) Note payable, bearing interest at prime
    plus 1.75% payable in 48 monthly
    installments of $25,021 plus interest,
    with a maturity date of December 1996...  $   350,291    $    50,042    $        --
(2) Note payable, bearing interest at 9.75%
    payable in 18 monthly installments of
    interest only and 42 monthly
    installments of $28,212 including
    interest beginning December 1996, with a
    maturity date of May 2000; secured by a
    Douglas DC-9 aircraft, with a carrying
    value of approximately $940,000 at
    December 31, 1996.......................    1,000,500      1,000,500        980,417
(3) Note payable, bearing interest at an
    adjusted Eurodollar rate plus 1.50% to
    2.00% based upon a fixed charge coverage
    ratio of the Company (7.125% at December
    31, 1996), payable in 28 quarterly
    installments plus interest beginning
    September 1996, with a maturity date of
    June 2003; secured by two Boeing 727-200
    aircraft, with a carrying value of
    approximately $11,036,000 at December
    31, 1996................................           --     11,225,000     10,605,923
(4) Note payable, bearing interest at an
    adjusted Eurodollar rate plus 1.50% to
    2.00% based upon a fixed charge coverage
    ratio of the Company (7.125% at December
    31, 1996), payable in 23 quarterly
    installments of $531,000 plus interest
    beginning September 1996, with a
    maturity date of June 2002; secured by
    four Douglas DC-9 aircraft and four
    Boeing 727-200 aircraft, with a net
    carrying value of approximately
    $17,918,000 at December 31, 1996........           --     12,744,000     11,682,000
(5) Note payable, bearing interest at an
    adjusted Eurodollar rate plus 2.25%
    payable in 21 quarterly installments of
    $153,354 plus interest, with a maturity
    date of September 1999. (See (4)
    above.).................................    2,607,021             --             --
(6) Note payable, bearing interest at an
    adjusted Eurodollar rate plus 2.25%
    payable in 71 monthly installments of
    $76,891 plus interest, with a maturity
    date of October 2000. (See (4)
    above.).................................    4,767,245             --             --
(7) Note payable, bearing interest at an
    adjusted Eurodollar rate plus 2.00%
    payable in 72 monthly installments of
    $60,517 plus interest, with a maturity
    date of March 2001. (See (4) above.)....    4,054,641             --             --

                       KITTY HAWK, INC. AND SUBSIDIARIES

                                              AUGUST 31,     AUGUST 31,     DECEMBER 31,
                                                 1995           1996            1996
                                              -----------    -----------    ------------
(8) Note payable, bearing interest at an
    adjusted Eurodollar rate plus 2.00%
    payable in 72 monthly installments of
    $59,077 plus interest, with a maturity
    date of July 2001. (See (4) above.).....    4,201,507             --             --
(9) Revolving Credit Facility for general
    corporate purposes......................           --      1,892,000      1,500,000
                                              -----------    -----------    -----------
                                               16,981,205     26,911,542     24,768,340
Less current portion........................    3,278,553      3,620,240      3,687,888
                                              -----------    -----------    -----------
                                              $13,702,652    $23,291,302    $21,080,452
                                              ===========    ===========    ===========

     Maturities of long-term debt at December 31, 1996 are as follows:

1997........................................................  $ 3,687,888
1998........................................................    5,317,534
1999........................................................    3,958,056
2000........................................................    3,911,104
2001........................................................    3,900,557
Thereafter..................................................    3,993,201
                                                              -----------
                                                              $24,768,340
                                                              ===========

     During August 1996, the Company entered into a new Credit Agreement (notes
(3), (4) and (9) above) with a bank and refinanced a portion of the existing notes payable. Proceeds of note (4) in the amount of $12,744,000 were used to pay down the outstanding balances of the existing notes payable (notes (5), (6), (7) and (8)).

     The Credit Agreement subjects the Company to financial covenants, including fixed charge coverage, cash flow and leverage ratios. In addition, the Credit Agreement prohibits redemption of Company securities, certain investments outside the Company's line of business, transactions with affiliates and additional indebtedness without prior consent of the Bank. The Credit Agreement also limits the ability of the Company to change its line of business and limits the payment of dividends.

     At December 31, 1996 the Company has outstanding two interest rate swap agreements with the commercial bank to whom note (3) is payable, having a total notional principal amount of $11,225,000. These swap agreements effectively change the interest rate exposure on note (3) to a fixed 7.75 percent. The notional principal amounts of the interest rate swaps reduce in proportion to required principal reductions on the related note. The Company is exposed to credit loss in the event of nonperformance by the other party in the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparty. Based on a quote provided by the bank, these swap agreements could have been terminated at December 31, 1996 in exchange for a payment to the Company of $106,059.

     Under the Credit Agreement, the Company also has a $15 million Revolving Credit Facility available, of which $10 million is restricted for interim financing of up to $6.5 million per aircraft for aircraft acquisitions by the Company; the remaining $5 million is for general corporate purposes, including interim financing for acquired aircraft that exceeds the limits that apply to the restricted portion. Any advance under the portion that is restricted to interim financing for aircraft acquisition ($0 at December 31, 1996) must be repaid in full within 150 days of first advance for the acquired aircraft. The outstanding balance of the Revolving Credit Facility results from borrowings in connection with working capital requirements. The Revolving Credit

                       KITTY HAWK, INC. AND SUBSIDIARIES

Facility bears interest at an adjusted Eurodollar rate plus 1.50% to 2.00% based upon a fixed charge coverage ratio of the Company or at prime (8.25% at December 31, 1996). The Revolving Credit Facility expires on December 31, 1998 and $13.5 million was available to be borrowed by the Company at December 31, 1996.

     Under the Credit Agreement, the Company also has a $10 million facility available to finance the purchase of one DC-9-15F hushkit and up to seven major maintenance checks for jet aircraft. The funds will be available to the Company until April 29, 1998 and any borrowings under this facility mature March 31, 2003. At December 31, 1996, the entire $10 million was available to the Company. At December 31, 1996, the Company had approximately $1,400,000 in standby letters of credit outstanding.

     All amounts outstanding under the Credit Agreement are cross-collateralized and are secured by certain aircraft owned by the Company, all aircraft acquired under the restricted portion of the Revolving Credit Facility while those advances are outstanding, certain leases of aircraft and engines, accounts, chattel paper, general intangibles and other personal property.

     Based upon the variable interest rates provided for in the substantial majority of the Company's long-term debt, management believes the fair value of its long-term debt approximates its carrying value at December 31, 1996.


     In connection with the Company's recent acquisition of a one-third undivided interest in four Falcon 20 jet aircraft, the co-owners of the aircraft entered into a five year, $4.3 million term loan, bearing interest at a floating prime rate, which is secured by all four Falcon 20 aircraft and requires monthly payments of principal and interest. The co-owners leased the aircraft to an air carrier affiliated with one of the co-owners. The lease calls for monthly lease payments which exceed the installments on the term loan. The Company's liability under this term loan is limited to $2 million.


     The Company made cash interest payments of $280,754, $1,088,928, $1,765,523 and $664,164 during fiscal years ended 1994, 1995, 1996 and for the four months ended December 31, 1996, respectively.

3. INCOME TAXES

     The provision for income taxes consists of the following:

                                                                             FOUR MONTHS
                                                                                ENDED
                                             YEAR ENDED AUGUST 31,           DECEMBER 31,
                                      ------------------------------------   ------------
                                         1994         1995         1996          1996
                                      ----------   ----------   ----------   ------------
Current income tax:
  Federal...........................  $3,434,725   $1,829,723   $1,352,390   $  2,768,672
  State.............................     350,000      580,135      416,391        425,827
                                      ----------   ----------   ----------   ------------
          Total current income
            tax.....................   3,784,725    2,409,858    1,768,781      3,194,499
                                      ----------   ----------   ----------   ------------
Deferred income tax:
  Federal...........................    (608,460)     627,993      758,138        141,169
  State.............................     (30,108)     104,802      240,825         31,249
                                      ----------   ----------   ----------   ------------
          Total deferred income
            tax.....................    (638,568)     732,795      998,963        172,418
                                      ----------   ----------   ----------   ------------
                                      $3,146,157   $3,142,653   $2,767,744   $  3,366,917
                                      ==========   ==========   ==========   ============

                       KITTY HAWK, INC. AND SUBSIDIARIES

     The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

                                                                             FOUR MONTHS
                                             YEAR ENDED AUGUST 31,              ENDED
                                      ------------------------------------   DECEMBER 31,
                                         1994         1995         1996          1996
                                      ----------   ----------   ----------   ------------
Income tax computed at statutory
  rate..............................  $2,858,330   $2,570,076   $2,338,157    $3,031,129
State income taxes, net of federal
  benefit...........................     211,129      452,058      433,763       297,928
Other, net..........................      76,698      120,519       (4,176)       37,860
                                      ----------   ----------   ----------    ----------
          Total.....................  $3,146,157   $3,142,653   $2,767,744    $3,366,917
                                      ==========   ==========   ==========    ==========

     The components of the net deferred tax liabilities recognized on the accompanying balance sheets are as follows:

                                                AUGUST 31,    AUGUST 31,    DECEMBER 31,
                                                   1995          1996           1996
                                                -----------   -----------   ------------
Deferred tax liabilities:
  Depreciation................................  $(2,071,971)  $(3,318,803)  $ (3,461,603)
  Prepaid expenses............................     (117,440)      (17,229)       (66,228)
                                                -----------   -----------   ------------
          Total deferred tax liabilities......   (2,189,411)   (3,336,032)    (3,527,831)
                                                -----------   -----------   ------------
Deferred tax assets:
  Nondeductible accruals......................      167,850       173,790        173,790
  Airframe reserves...........................      755,606       897,324        916,705
                                                -----------   -----------   ------------
          Total deferred tax assets...........      923,456     1,071,114      1,090,495
                                                -----------   -----------   ------------
Net deferred tax liability....................  $(1,265,955)  $(2,264,918)  $ (2,437,336)
                                                ===========   ===========   ============

     The Company made cash income tax payments of $2,170,203, $4,552,371, $2,078,673 and $571,420 during fiscal years 1994, 1995, 1996 and for the four months ended December 31, 1996, respectively.

4. COMMITMENTS

     The Company leases its primary office and maintenance space under a non-cancelable operating lease which expires in fiscal year 1998 from a party who, effective October 1994, became a member of the Company's Board of Directors. Rent expense under this lease was $260,970, $252,595, $254,934 and $84,305 for fiscal years 1994, 1995, 1996 and for the four months ended December 31, 1996, respectively. Under the lease agreement, the Company has the option to purchase the office facilities and the landlord's interest in the associated ground lease at any time prior to March 1, 1997 for consideration of $2,200,000 less $5,000 for each monthly rental payment made after March 1, 1993. Based upon an agreement with the lessor of the facility, the Company expects to close the purchase of the facility for approximately $1.76 million in February 1997.

     The Company leases its secondary maintenance space under a cancelable operating lease which expires in May 1999. The lease can be canceled by either party with 60 days notice. Rent expense under this lease was $59,853, $163,500 and $54,500 in fiscal years 1995, 1996 and for the four months ended December 31, 1996, respectively.

     In December 1996, the Company sold at cost two recently acquired and modified Boeing 727-200 aircraft to a third party and entered into an operating lease agreement for such aircraft commencing January 1, 1997, ending December 31, 1997, with monthly lease payments of approximately $252,000, with five successive one year renewal options. The Company has an option to purchase the aircraft at the end of each year and guarantees to the lessor certain minimum sale values if the Company elects not to renew the lease or exercise

                       KITTY HAWK, INC. AND SUBSIDIARIES
its purchase option. The funds from the sale were partially used to pay indebtedness incurred to acquire, convert to cargo configuration, perform maintenance updates and hushkit the aircraft.

     In November 1996, the Company acquired a Boeing 727-200 aircraft in passenger configuration under a seven year operating lease at a monthly rate of $50,000. The aircraft is being modified to cargo configuration and is undergoing maintenance updates at the Company's cost.

     Minimum annual rentals at December 31, 1996 are as follows:

1997........................................................  $3,793,476
1998........................................................     763,500
1999........................................................     668,125
2000........................................................     600,000
2001........................................................     600,000
Thereafter..................................................   1,200,000
                                                              ----------
                                                              $7,625,101
                                                              ==========

     During December 1996, the Company entered into firm purchase commitments to acquire hushkits for seven of its Boeing 727-200 aircraft for a total purchase price of up to $17,500,000.

5. CONTRACT SETTLEMENT

     In September 1992, the Company was awarded a contract by the United States Postal Service (the "USPS"). An unaffiliated air freight carrier (the "associated bidder") was associated with the Company in the successful bid. Prior to the commencement of the contract, competing bidders filed suit against the USPS seeking to set aside the award.

     In April 1993, to avoid the expense and uncertainty of continued litigation, the Company accepted a settlement. Under the settlement, the contract was terminated for convenience and re-awarded to the incumbent. Additionally, the Company received $12.7 million and the right to receive up to a total of $6.5 million over ten years in installments of $162,500 per quarter, contingent on the re-awarded contract remaining in effect. Appropriate releases were exchanged.

     At August 31, 1993, the Company and the associated bidder had not agreed upon the division of the settlement proceeds, which were held in escrow; but the Company reasonably estimated its share of the proceeds, exclusive of the $6.5 million to be paid in installments over ten years, to be at least $3.5 million. The Company therefore recorded the $3.5 million as a receivable and, net of contract-related expense, settlement income of $724,683 for fiscal year 1993.

     During fiscal year 1994, the Company and the associated bidder agreed to a division of the settlement proceeds and resolution of all their related claims. Under that agreement, the Company received from escrow approximately $3.5 million cash, obtained title to a Boeing 727-200 aircraft, independently valued and recorded by the Company at $750,000 and was relieved of $1.2 million of previously accrued transportation costs. Additionally, one-half of the contingent future quarterly installment payments were allocated to the Company's majority stockholder. As a result of this settlement, for fiscal year 1994, the Company recorded additional contract settlement income of $1,177,742, which is net of approximately $730,000 in additional settlement costs, principally legal fees. This amount also included both income and an offsetting expense of $677,239, representing the estimated fair value of the future quarterly installment payments that will be paid directly to the Company's majority stockholder.

                       KITTY HAWK, INC. AND SUBSIDIARIES

6. LITIGATION

     The Company filed suit against Express One International, Inc. ("Express One") in July 1992 in Dallas County, Texas, claiming that Express One breached an aircraft charter agreement and seeking actual damages of approximately $60,000. Express One counterclaimed, asserting that the Company wrongfully repudiated the lease agreement and seeking damages of $356,718 for services performed, $1,140,000 for additional fees it would have received under the contract, punitive damages and its attorney's fees and costs.

     In February 1995, a jury verdict in the case granted the Company $25,000 in damages plus its attorneys fees and denied Express One's claims. The court entered judgment in favor of the Company for $25,000 in damages, for $148,115 in attorneys fees through trial and for additional attorneys fees if Express One appeals. Before expiration of the time for appeal, Express One filed a petition under Chapter 11 of the U.S. Bankruptcy Code. There is a dispute about whether Express One has preserved a right to appeal and whether the judgment has become final. Therefore, the judgment awarded to the Company has not been recorded in the financial statements. The Company does not expect the outcome to have a material adverse effect upon the Company's financial condition or results of operations.

     The USPS selected the Company's air freight carrier in September 1992 as the successful bidder on a contract for a multi-city network of air transportation services supporting the USPS Express Mail system. Two unsuccessful bidders sued the USPS to enjoin the award. The Company intervened. This litigation (the "ANET Litigation") was settled in April 1993 by agreements under which the USPS terminated the Company's contract for convenience and awarded the contract to the incumbent contractor, Emery Worldwide Airlines, Inc. ("Emery").

     In March 1995, the Company was served with a complaint in a qui tam lawsuit filed on behalf of the U.S. Government by a third party plaintiff seeking to share a recovery under the Federal False Claims Act (the "Act"). The suit, filed in May 1994, was filed under seal in accordance with the Act, to enable the U.S. Government to review the claim before its disclosure to the defendants. The U.S. Government declined to pursue the claim, but the third party plaintiff chose to continue. The suit claimed that the Company and another defendant fraudulently failed to disclose to the USPS, both in the Company's successful bid and in the settlement of the ANET litigation, that some of the aircraft the Company proposed to purchase and use to perform the contract were aging aircraft with high use and claimed that the Company and Emery similarly fraudulently conspired in connection with the settlement of the ANET litigation. The suit sought to recover treble the $10 million settlement payment made by the USPS in settling the ANET litigation, plus the third party plaintiff's costs and fees.

     The Company moved to dismiss the suit with prejudice on grounds that it was barred by the Act. The Company also sought to recover its attorneys' fees from the plaintiff and to obtain sanctions against the plaintiff's attorneys. The Company believes the suit was clearly frivolous because, among other things, the Company in the ANET bid identified each aircraft by serial number, age, hours and cycles and made available use and maintenance records for each aircraft as required by the request for proposal and that the USPS reviewed and inspected the aircraft, data and records and found them acceptable. In May 1996, the court dismissed the suit and awarded the Company its attorneys' fees and costs. The plaintiff has asked the court to reconsider its ruling. The Company does not expect the outcome to have a material adverse effect upon the Company's financial condition or results of operations.

     Additionally, in the normal course of business, the Company is a party to matters of litigation, none of which, in the opinion of management, will have a material adverse effect on the Company's financial condition or the results of operations.

                       KITTY HAWK, INC. AND SUBSIDIARIES

7. STOCK OPTIONS

     In October 1994 the Company granted non-qualified options to two executives to purchase a total of 337,848 shares of common stock at $7.81 per share.

     During the fiscal year ended August 31, 1996, the Company canceled 245,708 of the options outstanding and granted to an executive a nonqualified option to purchase 390,707 shares of common stock at $0.01 per share. The new option had a term of nine years and was fully vested. In June 1996, the Company canceled the remaining 92,140 options outstanding and granted to another executive a non-qualified option to purchase 153,567 shares of common stock at $0.01 per share. The new option had a term of nine years and was fully vested. On June 26, 1996, the executives fully exercised their options. No options remain outstanding at December 31, 1996. Based on an independent appraisal commissioned by the Company, the fair value of the options of $4,230,954 is reflected as a charge to earnings in the accompanying statement of income for the year ended August 31, 1996, under APB Opinion No. 25 and represents the fair value which would have been charged under SFAS 123. Accordingly, no supplemental disclosures under SFAS No. 123 are necessary.

8. RELATED PARTY TRANSACTIONS

     The Company provided maintenance and other services as well as cash advances to Martinaire East, Inc. ("Martinaire"), a company in which a minority interest was owned by the Company's majority stockholder. Total sales to Martinaire for fuel and services were approximately, $235,000 and $22,000 in fiscal years 1994 and 1995, respectively. Martinaire also flies charter service for the Company. During fiscal years 1994 and 1995, Martinaire provided the Company services in the amount of approximately $982,000 and $232,000, respectively. At December 31, 1996, Martinaire is no longer considered to be a related party.

9. EMPLOYEE COMPENSATION PLANS AND ARRANGEMENTS

     The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees meeting minimum service requirements. Under the plan, voluntary contributions are made by employees and the Company provides matching contributions based upon the employees' contribution. The Company incurred $80,812, $121,217, $159,967 and $56,378 in matching contributions related to this plan during fiscal years 1994, 1995, 1996 and for the four months ended December 31, 1996, respectively.

     The Company has adopted:

     - An Omnibus Securities Plan (the Plan) under which 300,000 shares of its common stock are reserved for issuance to its employees. The Plan is administered by the Company's Compensation Committee which may grant stock based and nonstock based compensation to the Plan participants. No awards have been granted under the Plan as of December 31, 1996.

     - An Annual Incentive Compensation Plan (the Compensation Plan) under which the Compensation Committee awards semiannual bonuses to employees of the Company. The aggregate amount of bonuses available for award is limited to 10% of the Company's income before income taxes and the bonuses to be paid under the Compensation Plan. The Company may elect to pay the full amount of the bonuses in common stock, which is limited to total stock distributions of 200,000 shares of common stock. As of December 31, 1996, 198,193 shares were available for distribution.

     - An Employee Stock Purchase Plan covering up to 100,000 shares of the Company's common stock.

                       KITTY HAWK, INC. AND SUBSIDIARIES

10. CALENDAR YEAR INCOME STATEMENT (UNAUDITED)

     As described above, the Company has changed its year end to December 31. The following table presents certain historical information recast on a calendar basis for 1996.

           INFORMATION FOR THE CALENDAR YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                  (IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)

                                                                   YEAR ENDED
                                                                DECEMBER 31, 1996
                                                                -----------------
Revenues:
  Air freight carrier.......................................        $ 55,504
  Air logistics.............................................          77,168
                                                                    --------
          Total revenues....................................         132,672
                                                                    --------
Costs of revenues:
  Air freight carrier.......................................          40,860
  Air logistics.............................................          67,938
                                                                    --------
          Total costs of revenues...........................         108,798
                                                                    --------
Gross profit................................................          23,874
General and administrative expenses.........................           8,943
Non-qualified employee profit sharing expense...............           1,243
Stock option grants to executives...........................           4,231
                                                                    --------
Operating income............................................           9,457
Other income (expense):
  Interest expense..........................................          (2,062)
  Loss on asset disposal....................................            (589)
  Other, net................................................             880
                                                                    --------
Income (loss) before income taxes...........................           7,686
Income taxes (benefit)......................................           3,038
                                                                    --------
Net income (loss)...........................................        $  4,648
                                                                    ========
Net income (loss) per share.................................        $   0.55
                                                                    ========
Net income, adjusted for non-recurring items................        $  8,278
                                                                    ========
Net income per share, adjusted for non-recurring items......        $   0.98
                                                                    ========
Weighted average common and common equivalent shares
  outstanding...............................................           8,477
                                                                    ========

                       KITTY HAWK, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                     ASSETS

                                                              SEPTEMBER 30,
                                                                  1997
                                                              -------------
Current assets
  Cash and cash equivalents.................................   $  2,403,480
  Trade accounts receivable.................................     21,644,727
  Deferred income taxes.....................................        107,564
  Inventory and aircraft supplies...........................      5,587,548
  Prepaid expenses and other assets.........................      2,825,072
  Deposits on aircraft......................................      3,875,316
                                                               ------------
          Total current assets..............................     36,443,707
                                                               ------------
Property and equipment
  Aircraft..................................................    144,649,024
  Aircraft work-in-progress.................................      8,178,161
  Machinery and equipment...................................      5,122,368
  Leasehold improvements....................................      3,053,624
  Building..................................................      1,770,000
  Furniture and fixtures....................................        173,899
  Transportation equipment..................................        417,247
                                                               ------------
                                                                163,364,323
  Less: accumulated depreciation and amortization...........    (23,007,382)
                                                               ------------
          Net property and equipment........................    140,356,941
                                                               ------------
          Total assets......................................   $176,800,648
                                                               ============
Current liabilities
  Accounts payable..........................................   $  8,522,412
  Accrued expenses..........................................     13,226,661
  Income taxes payable......................................      2,892,856
  Accrued maintenance reserves..............................      3,326,009
  Current maturities of long-term debt......................      8,373,261
                                                               ------------
          Total current liabilities.........................     36,341,199
Long-term debt..............................................     72,673,469
Deferred income taxes.......................................      2,544,900
Commitments and contingencies
Stockholders' equity
  Preferred stock, $1 par value: Authorized
     shares -- 1,000,000, none issued.......................             --
  Common stock, $.01 par value: Authorized
     shares -- 25,000,000; issued and
     outstanding -- 10,669,517..............................        106,695
     Additional paid-in capital.............................     33,949,825
     Retained earnings......................................     33,260,862
     Less common stock in treasury, -- 217,710 shares at
      September 30, 1997 and December 31, 1996..............     (2,076,302)
                                                               ------------
          Total stockholders' equity........................     65,241,080
                                                               ------------
          Total liabilities and stockholders' equity........   $176,800,648
                                                               ============

                            See accompanying notes.

                       KITTY HAWK, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                  1996          1997
                                                              ------------   -----------
Revenues:
  Air freight carrier.......................................  $ 39,615,267   $55,789,112
  Air logistics.............................................    43,144,127    45,878,185
                                                              ------------   -----------
          Total revenues....................................    82,759,394   101,667,297
                                                              ------------   -----------
Costs of revenues:
  Air freight carrier.......................................    29,688,049    38,075,855
  Air logistics.............................................    39,139,436    42,037,740
                                                              ------------   -----------
          Total costs of revenues...........................    68,827,485    80,113,595
                                                              ------------   -----------
Gross profit................................................    13,931,909    21,553,702
General and administrative expenses.........................     6,877,198     7,550,059
Non-qualified employee profit sharing expense...............       446,928     1,161,261
Stock option grants to executives...........................     4,230,954            --
                                                              ------------   -----------
Operating income............................................     2,376,829    12,842,382
Other income (expense):
  Interest expense..........................................    (1,530,003)   (1,809,076)
  Loss on asset disposal....................................      (589,049)           --
  Other, net................................................       262,584       579,300
                                                              ------------   -----------
Income before income taxes..................................       520,361    11,612,606
Income taxes................................................       268,912     4,645,042
                                                              ------------   -----------
Net income..................................................  $    251,449   $ 6,967,564
                                                              ============   ===========
Net income per share........................................  $       0.03   $      0.67
                                                              ============   ===========
Weighted average common and common equivalent shares
  outstanding...............................................     7,891,431    10,451,807
                                                              ============   ===========

                            See accompanying notes.

                       KITTY HAWK, INC. AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                  (UNAUDITED)

                                                 ADDITIONAL
                         NUMBER OF     COMMON      PAID-IN      RETAINED      TREASURY
                           SHARES      STOCK       CAPITAL      EARNINGS        STOCK         TOTAL
                         ----------   --------   -----------   -----------   -----------   -----------
Balance at December 31,
  1996.................  10,669,517   $106,695   $33,968,700   $26,293,298   $(2,076,302)  $58,292,391
Additional costs
  relating to initial
  public offering......          --         --       (18,875)           --            --       (18,875)
Net income.............          --         --            --     6,967,564            --     6,967,564
                         ----------   --------   -----------   -----------   -----------   -----------
Balance at September
  30, 1997.............  10,669,517   $106,695   $33,949,825   $33,260,862   $(2,076,302)  $65,241,080
                         ==========   ========   ===========   ===========   ===========   ===========

                            See accompanying notes.

                       KITTY HAWK, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                                   1996              1997
                                                              --------------    --------------
Operating activities:
  Net income................................................    $    251,449      $  6,967,564
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................       4,301,437         7,617,367
  Deferred income taxes.....................................         998,963                --
  Stock option grants to executives.........................       4,230,954                --
  Changes in operating assets and liabilities:
  Trade accounts receivable.................................      26,916,983        16,183,291
  Inventory and aircraft supplies...........................      (2,074,509)       (2,797,566)
  Prepaid expenses and other................................       3,761,048        (1,681,083)
  Deposits on aircraft......................................              --         1,563,312
  Accounts payable and accrued expenses.....................     (16,862,704)      (10,772,828)
  Accrued maintenance reserves..............................      (2,017,806)          366,119
  Income taxes payable......................................         125,059           952,852
                                                                ------------      ------------
Net cash provided by operating activities...................      19,630,874        18,399,028
Investing activities:
Capital expenditures........................................     (31,367,208)      (99,575,465)
                                                                ------------      ------------
Financing activities:
Proceeds from issuance of long-term debt....................      17,392,032        59,104,130
Repayments of long-term debt................................      (3,038,212)       (2,825,740)
Additional costs relating to initial public offering........              --           (18,875)
Tax benefit of stock option grants to executives............         404,570                --
Acquisition of treasury shares..............................      (2,076,302)               --
Proceeds from issuance of common stock......................           4,430                --
                                                                ------------      ------------
Net cash provided by financing activities...................      12,686,518        56,259,515
                                                                ------------      ------------
Net increase (decrease) in cash and cash equivalents........         950,184       (24,916,922)
Cash and cash equivalents at beginning of period............       3,355,293        27,320,402
                                                                ------------      ------------
Cash and cash equivalents at end of period..................    $  4,305,477      $  2,403,480
                                                                ============      ============

                            See accompanying notes.

                       KITTY HAWK, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997

1. BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements, which should be read in conjunction with the consolidated financial statements and footnotes appearing elsewhere herein are unaudited, but have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included.

     Operating results for the nine month period ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997.

     Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. The effect of options to purchase 390,707 and 153,567 shares of the Company's common stock at $0.01 granted to certain executives in 1996 have been included in the calculation of weighted average common and common equivalent shares through their date of exercise for the nine month period ended September 30, 1996.

2. REGISTRATION OF STOCK OFFERING

     In October 1996, the Company sold in an initial public offering 2,700,000 shares of Common Stock.

3. LITIGATION

     The Company filed suit against Express One International, Inc. ("Express One") in July 1992 in Dallas County, Texas, claiming that Express One breached an aircraft charter agreement and seeking actual damages of approximately $60,000. Express One counterclaimed, asserting that the Company wrongfully repudiated the lease agreement and seeking damages of $356,718 for services performed, $1,140,000 for additional fees it would have received under the contract, punitive damages and its attorney's fees and costs.

     In February 1995, a jury awarded the Company $25,000 in damages plus its attorneys' fees and denied Express One's counterclaims. The court entered judgment in favor of the Company for $25,000 in damages, for $148,115 in attorney's fees through trial and for additional attorneys fees if Express One appeals. Before expiration of the time for appeal, Express One filed a petition under Chapter 11 of the U.S. Bankruptcy Code. There is a dispute about whether Express One has preserved a right to appeal and whether the judgment has become final. Therefore, the judgment awarded to the Company has not been recorded in the financial statements. The Company does not expect the outcome of this matter to have a material adverse effect on the Company's financial condition or results of operations.

     The U.S. Postal Service ("USPS") selected the Company's air freight carrier in September 1992 as the successful bidder on a contract for a multi-city network of air transportation services supporting the USPS Express Mail system. Two unsuccessful bidders sued the USPS to enjoin the award. The Company intervened.

     This litigation (the "ANET Litigation") was settled in April 1993 by agreements under which the USPS terminated the Company's contract for convenience and awarded the contract to the incumbent contractor, Emery Worldwide Airlines, Inc. ("Emery").

     In March 1995, the Company was served with a complaint in a qui tam lawsuit filed on behalf of the U.S. Government by a third party plaintiff seeking to share a recovery under the Federal False Claims Act (the "Act"). The suit, filed in May 1994, was filed under seal in accordance with the Act, to enable the U.S. Government to review the claim before its disclosure to the defendants. The U.S. Government declined to

                       KITTY HAWK, INC. AND SUBSIDIARIES
pursue the claim, but the third party plaintiff chose to continue. The suit claimed that the Company and another defendant fraudulently failed to disclose to the USPS, both in the Company's successful bid and in the settlement of the ANET litigation, that certain of the aircraft the Company proposed to purchase and use to perform the contract were aging aircraft with high use and claimed that the Company and Emery similarly fraudulently conspired in connection with the settlement of the ANET litigation. The suit sought to recover treble the $10 million settlement payment made by the USPS in settling the ANET litigation, plus the third party plaintiff's costs and fees. In May 1996, the court dismissed the suit and awarded the Company its attorneys' fees and costs. The plaintiff has asked the court to reconsider its ruling. The Company does not expect the outcome of this matter to have a material adverse effect on the Company's financial condition or results of operations.

4. EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. Early adoption of the new standard is not permitted. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. Because the application of SAB No. 83, in calculation of per share amounts under FAS 128 is presently uncertain, the Company is unable to determine the effect of this new standard on per share amounts prior to 1997. The effect on 1997 per share amounts is not expected to be material.

5. ACQUISITION OF AIRCRAFT AND MERGER

     On September 22, 1997, the Company, the sole stockholder of the Kalitta Companies, and the Kalitta Companies entered into a merger agreement, under which each of the respective Kalitta Companies will be merged with separate subsidiaries of Kitty Hawk, with each of the Kalitta Companies surviving the merger as a direct, wholly owned subsidiary of Kitty Hawk. At the effective time of the proposed Merger, the outstanding shares of capital stock of four Kalitta Companies (AIA, AIT, FOL and O.K.) will be converted, into the right to receive their prorata portion of 4,099,150 shares of Kitty Hawk common stock. The outstanding shares of capital stock of KFS will be converted into the right to receive $20,000,000.


     Concurrent with the consummation of the merger agreement will be the closing of a proposed 4,100,000 share common stock offering (of which Kitty Hawk will sell 3,000,000 shares, not including up to 615,000 additional shares for which Kitty Hawk has granted the underwriters a 30 day option to purchase) and the consummation of a proposed note offering under Rule 144A of the Securities Act for $340,000,000 aggregate principal amount of senior secured notes of Kitty Hawk. The proceeds of the notes and a portion of the proceeds of the sale of shares will be used to pay the cash portion of the acquisition of the Kalitta Companies and to refinance and restructure substantially all of the outstanding debt of the Kalitta Companies and Kitty Hawk.


     As an interim step toward the merger, on September 17, 1997, the Company purchased sixteen Boeing 727-200 aircraft constituting the Kalitta Companies' 727-200 fleet for approximately $51 million. As part of the transaction, the Kalitta Companies assigned to Kitty Hawk all of its customer contracts relating to the aircraft sold. The purchase agreement provides the Kalitta Companies the option to repurchase, no later than March 31, 1998, all except three of the 727-200 aircraft from Kitty Hawk at Kitty Hawk's purchase price, less $14 million for the three aircraft not subject to the option, plus any costs incurred by Kitty Hawk to maintain the repurchased aircraft. Similarly, Kitty Hawk has the option to require the Kalitta Companies to repurchase, no later than December 31, 1997, all except three of the 727-200 aircraft at Kitty Hawk's purchase price less $14 million for the three aircraft not subject to the option, plus any costs incurred by Kitty

                       KITTY HAWK, INC. AND SUBSIDIARIES

Hawk to maintain the repurchased aircraft. Of the purchase price, $45.9 million was financed through an amendment of the Company's existing Credit Agreement providing for such loan. The loan bears interest at a Eurodollar rate plus 1.5% to 2% based upon a debt-to-cash flow ratio of the Company plus an additional 1% beginning in 1999 and 1.5% beginning in 2000, with maturity on June 30, 2001.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of American International Airways, Inc. and Related Companies
Ypsilanti, Michigan

     We have audited the accompanying combined balance sheets of American International Airways, Inc. and related companies as of December 31, 1996 and 1995, and the related combined statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. The combined financial statements include the accounts of American International Airways, Inc. and its 60% owned partnership, American International Cargo; and related companies Kalitta Flying Services, Inc., O.K. Turbines, Inc., American International Travel, Inc. and Flight One Logistics, Inc. (collectively, the "Companies"). These Companies are under common ownership and common management. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the combined financial position of American International Airways, Inc. and related companies as of December 31, 1996 and 1995, and the results of their combined operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Companies will continue as a going concern. As discussed in Note 11 to the financial statements, the Companies (1) are experiencing difficulty in generating sufficient cash flows to meet their obligations and sustain their operations, (2) failed to make certain principal payments and are not in compliance with certain covenants of their long-term debt agreements (3) have negative working capital and (4) have incurred substantial losses subsequent to December 31, 1996, which raises substantial doubt about their ability to continue as a going concern. Management's plans concerning these matters are described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP

Ann Arbor, Michigan
October 16, 1997

           AMERICAN INTERNATIONAL AIRWAYS, INC. AND RELATED COMPANIES

                            COMBINED BALANCE SHEETS
               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

                                     ASSETS


                                                                     DECEMBER 31,
                                                              ---------------------------   SEPTEMBER 30,
                                                                  1995           1996           1997
                                                              ------------   ------------   -------------
                                                                                             (UNAUDITED)
CURRENT ASSETS:
  Cash......................................................  $  1,091,960   $  2,324,353    $  3,282,142
  Restricted cash...........................................                      795,030      14,036,924
  Accounts receivable, net (Notes 1 and 3)..................    88,273,823     67,081,125      64,908,684
  Accounts receivable -- related parties....................     4,390,261      2,960,778       1,254,798
  Expendable parts and supplies.............................    12,330,854     20,742,140      24,624,354
  Aircraft held for resale (Note 4).........................     6,593,069      6,117,266       5,346,453
  Deposits, prepaid expenses and other assets...............     4,914,056      8,018,273       7,326,008
  Prepaid fuel..............................................     4,080,373      5,828,047       6,999,565
  Notes receivable, current.................................       186,085        186,085         100,804
                                                              ------------   ------------    ------------
    Total current assets....................................   121,860,481    114,053,097     127,879,732
PROPERTY AND EQUIPMENT:
  Land and improvements.....................................       228,678        228,678         228,678
  Building and leasehold improvements (Note 4)..............     9,347,825     12,752,356      14,363,228
  Rotable parts (Note 3)....................................    14,560,287     16,779,386      17,661,392
  Equipment (Note 3)........................................    19,685,442     23,677,640      26,317,512
  Aircraft (Note 3).........................................   264,266,383    320,276,140     303,778,995
                                                              ------------   ------------    ------------
        Total...............................................   308,088,615    373,714,200     362,349,805
  Less accumulated depreciation.............................    81,246,881    109,707,512     113,883,560
                                                              ------------   ------------    ------------
        Net.................................................   226,841,734    264,006,688     248,466,245
  Aircraft in modification (Note 3).........................    25,557,078        988,541      21,925,586
  Construction in progress..................................     3,152,560        923,150       1,427,361
                                                              ------------   ------------    ------------
        Total property and equipment, net...................   255,551,372    265,918,379     271,819,192
NOTES RECEIVABLE, LESS CURRENT PORTION......................       184,968        131,805              --
RECEIVABLE FROM AFFILIATED COMPANY..........................            --             --         777,284
                                                              ------------   ------------    ------------
TOTAL ASSETS (Notes 3 and 4)................................  $377,596,821   $380,103,281    $400,476,208
                                                              ============   ============    ============

                                  LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable:
    Trade (Note 1)..........................................  $ 62,125,228   $ 46,070,230    $ 49,898,805
    Related parties.........................................     4,421,143         77,450             121
  Accrued liabilities.......................................    20,342,988     24,172,883      22,969,507
  Deferred gain on sale of aircraft (Note 11)...............            --             --      30,255,291
  Deferred revenue..........................................            --        795,030       3,036,924
  Notes payable to bank, reclassified as current (Note 3)...            --     47,105,413      55,434,351
  Long term debt, reclassified as current (Note 4)..........            --    155,910,954     104,623,812
  Notes payable to bank (Note 3)............................    12,226,496      1,024,035       2,994,849
  Current maturities of long-term debt (Note 4).............    42,444,612     34,310,440      91,739,507
                                                              ------------   ------------    ------------
        Total current liabilities...........................   141,560,467    309,466,435     360,953,167
NOTES PAYABLE, NONCURRENT (Note 3)..........................    34,983,000             --              --
LONG-TERM DEBT, LESS CURRENT PORTION (Note 4)...............   130,717,485             --              --
NOTE PAYABLE TO STOCKHOLDER (Note 8)........................       100,000             --         300,462
                                                              ------------   ------------    ------------
        Total liabilities...................................   307,360,952    309,466,435     361,253,629
COMMITMENTS AND CONTINGENCIES
  (Notes 6 and 9)
MINORITY INTEREST IN AMERICAN INTERNATIONAL CARGO...........     3,944,070      3,551,735       3,572,437
STOCKHOLDER'S EQUITY (Note 5):
  Common stock, par value $1 per share, authorized 275,000
    shares in 1995, 1996 and 1997, issued and outstanding
    53,000 shares in 1995, 1996 and 1997....................        53,000         53,000          53,000
Additional paid-in capital..................................    14,062,669     17,839,157      17,839,157
Retained earnings...........................................    52,176,130     49,192,954      17,757,985
                                                              ------------   ------------    ------------
        Total stockholder's equity..........................    66,291,799     67,085,111      35,650,142
                                                              ------------   ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY..................  $377,596,821   $380,103,281    $400,476,208
                                                              ============   ============    ============


                  See notes to combined financial statements.

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

                       COMBINED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
             AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                                   DECEMBER 31,                         SEPTEMBER 30,
                                    ------------------------------------------   ---------------------------
                                        1994           1995           1996           1996           1997
                                    ------------   ------------   ------------   ------------   ------------
                                                                                         (UNAUDITED)
Revenues (Note 9):
  Air transportation services.....  $298,080,850   $359,404,248   $388,192,479   $275,211,481   $302,344,768
  Maintenance and other...........     7,448,982     14,278,793     36,348,245     25,801,347     23,299,368
                                    ------------   ------------   ------------   ------------   ------------
         Total revenues...........   305,529,832    373,683,041    424,540,724    301,012,828    325,644,136
Operating Costs and Expenses:
  Flight..........................   115,613,706    168,774,779    150,255,587    107,006,096    126,207,639
  Maintenance.....................    64,722,079    103,388,710    115,081,955     81,561,290    107,432,257
  Fuel............................    57,361,888     54,538,321     82,717,539     58,433,493     55,094,783
  Depreciation....................    13,809,281     20,971,405     32,091,119     23,958,549     26,467,600
  Selling, general and
    administrative................    13,272,361     21,676,079     21,889,355     15,353,022     17,847,884
  Provision for doubtful
    accounts......................     2,231,485      1,862,283      1,010,663      2,386,059      1,633,958
                                    ------------   ------------   ------------   ------------   ------------
         Total cost and
           expenses...............   267,010,800    371,211,577    403,046,218    288,698,509    334,684,121
                                    ------------   ------------   ------------   ------------   ------------
Income (Loss) from Operations.....    38,519,032      2,471,464     21,494,506     12,314,319     (9,039,985)
Other Income (Expense):
  Interest expense, net...........    (8,007,389)   (14,748,611)   (21,632,389)   (15,755,315)   (19,740,204)
  Gain on disposition of property
    and equipment, net............     3,389,881     11,707,673        130,934        425,742        624,395
  Gain on contract settlement.....            --             --      1,123,200      1,123,200             --
  Gain on insurance
    reimbursement.................            --      8,147,878             --             --        542,302
  Merger related costs............            --             --             --             --     (1,269,100)
  Net, miscellaneous..............      (550,000)          (110)        13,116         13,214             --
                                    ------------   ------------   ------------   ------------   ------------
         Total other (expense)
           income.................    (5,167,508)     5,106,830    (20,365,139)   (14,193,159)   (19,842,607)
                                    ------------   ------------   ------------   ------------   ------------
Income (Loss) Before Minority
  Interest in American
  International Cargo.............    33,351,524      7,578,294      1,129,367     (1,878,840)   (28,882,592)
Minority Interest in American
  International Cargo.............    (2,758,372)    (3,092,513)    (1,146,019)      (907,730)    (1,858,958)
                                    ------------   ------------   ------------   ------------   ------------
Net Income (Loss).................  $ 30,593,152   $  4,485,781   $    (16,652)  $ (2,786,570)  $(30,741,550)
                                    ============   ============   ============   ============   ============

Unaudited Pro forma Data (Note 1):
  Income (loss) before provision
    for income taxes..............  $ 30,593,152   $  4,485,781   $    (16,652)  $ (2,786,570)  $(30,741,550)
  Provision for income taxes......    11,625,398      1,704,597             --             --             --
                                    ------------   ------------   ------------   ------------   ------------
Pro forma net income (loss).......  $ 18,967,754   $  2,781,184   $    (16,652)  $ (2,786,570)  $(30,741,550)
                                    ============   ============   ============   ============   ============

                  See notes to combined financial statements.

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
   YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 1997

                                   AMERICAN       KALITTA                              AMERICAN       FLIGHT
                                 INTERNATIONAL    FLYING       O.K.        GRAND     INTERNATIONAL      ONE
                                    AIRWAYS      SERVICES,   TURBINES,   HOLDINGS,      TRAVEL,      LOGISTICS
                                     INC.          INC.        INC.        INC.          INC.          INC.       TOTAL
                                 -------------   ---------   ---------   ---------   -------------   ---------   -------
Balance, December 31, 1993.....     $25,000       $25,000      $1,000      $  --        $   --        $   --     $51,000
  Acquisition of Grand
    Holdings, Inc. (Note 2)....          --            --          --        100            --            --         100
  Distributions to
    stockholder................          --            --          --         --            --            --          --
  Net income...................          --            --          --         --            --            --          --
                                    -------       -------      ------      -----        ------        ------     -------
Balance, December 31, 1994.....      25,000        25,000       1,000        100            --            --      51,100
  Issuance of common stock.....          --            --          --         --         1,000         1,000       2,000
  Disposal of Grand Holdings,
    Inc. (Note 2)..............          --            --          --       (100)           --            --        (100)
  Contributions by stockholder
    (Note 2)...................          --            --          --         --            --            --          --
  Distributions to
    stockholder................          --            --          --         --            --            --          --
  Net income...................          --            --          --         --            --            --          --
                                    -------       -------      ------      -----        ------        ------     -------
Balance, December 31, 1995.....      25,000        25,000       1,000         --         1,000         1,000      53,000
  Contributions by
    stockholder................          --            --          --         --            --            --          --
  Distributions to
    stockholder................          --            --          --         --            --            --          --
  Net loss.....................          --            --          --         --            --            --          --
                                    -------       -------      ------      -----        ------        ------     -------
Balance, December 31, 1996.....      25,000        25,000       1,000         --         1,000         1,000      53,000
  Distributions to stockholder
    (unaudited)................          --            --          --         --            --            --          --
  Net loss (unaudited).........          --            --          --         --            --            --          --
                                    -------       -------      ------      -----        ------        ------     -------
Balance, September 30, 1997
  (Unaudited)..................     $25,000       $25,000      $1,000      $  --        $1,000        $1,000     $53,000
                                    =======       =======      ======      =====        ======        ======     =======


                                 ADDITIONAL
                                   PAID-IN       RETAINED
                                   CAPITAL       EARNINGS
                                 -----------   ------------
Balance, December 31, 1993.....  $ 7,054,995   $ 39,354,622
  Acquisition of Grand
    Holdings, Inc. (Note 2)....    8,875,000             --
  Distributions to
    stockholder................           --     (8,830,125)
  Net income...................           --     30,593,152
                                 -----------   ------------
Balance, December 31, 1994.....   15,929,995     61,117,649
  Issuance of common stock.....           --             --
  Disposal of Grand Holdings,
    Inc. (Note 2)..............   (8,875,000)       303,411
  Contributions by stockholder
    (Note 2)...................    7,007,674             --
  Distributions to
    stockholder................           --    (13,730,711)
  Net income...................           --      4,485,781
                                 -----------   ------------
Balance, December 31, 1995.....   14,062,669     52,176,130
  Contributions by
    stockholder................    3,776,488             --
  Distributions to
    stockholder................           --     (2,966,524)
  Net loss.....................           --        (16,652)
                                 -----------   ------------
Balance, December 31, 1996.....   17,839,157     49,192,954
  Distributions to stockholder
    (unaudited)................           --       (693,419)
  Net loss (unaudited).........           --    (30,741,550)
                                 -----------   ------------
Balance, September 30, 1997
  (Unaudited)..................  $17,839,157   $ 17,757,985
                                 ===========   ============

                  See notes to combined financial statements.

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997


                                                                  DECEMBER 31,                         SEPTEMBER 30,
                                                   ------------------------------------------   ---------------------------
                                                       1994           1995           1996           1996           1997
                                                   ------------   ------------   ------------   ------------   ------------
                                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..............................  $ 30,593,152   $  4,485,781   $    (16,652)  $ (2,786,570)  $(30,741,550)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation.................................    13,809,281     20,971,405     32,091,119     23,958,549     26,467,600
    Provision for doubtful accounts..............     2,231,485      1,862,283      1,010,663      2,386,059      1,633,958
    Gain (loss) on disposition of property and
      equipment..................................    (3,389,881)   (11,707,673)      (130,934)      (425,742)      (624,395)
    Minority interest in American International
      Cargo......................................     2,758,372      3,093,262      1,143,637        907,730      1,858,958
    Changes in assets and liabilities which
      provided (used) cash:
      Restricted cash............................            --             --             --             --    (11,000,000)
      Accounts receivable........................   (20,725,807)   (17,819,263)    21,611,518     33,008,115      2,819,463
      Expendable parts and supplies..............    (4,454,286)    (3,470,152)    (7,034,678)    (3,987,431)    (4,118,881)
      Deposits, prepaid expenses and other
        assets...................................    (1,845,978)    (3,740,088)    (3,972,997)    (3,327,352)    (1,466,394)
      Aircraft held for resale...................    (6,975,000)    21,754,521     (1,702,354)      (440,061)    (1,261,293)
      Accounts payable...........................    17,099,346     26,128,641    (20,398,691)   (21,757,622)     4,543,332
      Accrued liabilities........................     4,742,342      7,956,796      3,829,895        140,188     (1,203,376)
                                                   ------------   ------------   ------------   ------------   ------------
        Total adjustments........................     3,249,874     45,029,732     26,447,178     30,462,433     17,648,972
                                                   ------------   ------------   ------------   ------------   ------------
        Net cash provided by (used in) operating
          activities.............................    33,843,026     49,515,513     26,430,526     27,675,863    (13,092,578)
Cash flows from investing activities:
  Purchase of property and equipment.............   (77,831,613)  (153,719,347)   (53,413,262)   (43,597,858)   (54,508,576)
  Proceeds from disposition of property and
    equipment....................................     5,250,000     33,603,329     11,008,725     10,145,798     55,127,500
  Collections on note receivable.................       139,620        119,324         53,163         53,163             --
  Issuance of notes receivable to affiliated
    company......................................            --             --             --             --       (777,284)
  Disposal of Grand Holdings, Inc., net of
    cash.........................................            --       (948,818)            --             --             --
  Acquisition of Grand-Holdings, Inc. net of cash
    acquired.....................................       (97,077)            --             --             --             --
                                                   ------------   ------------   ------------   ------------   ------------
        Net cash provided by (used in) investing
          activities.............................   (72,539,070)  (120,945,512)   (42,351,374)   (33,398,897)      (158,360)
Cash flows from financing activities:
  Repayments of notes and long-term debt.........   (21,997,617)   (36,899,953)   (52,117,964)   (53,307,078)   (63,198,575)
  Borrowings under notes and long-term debt
    agreements...................................    74,466,207    119,952,548     70,097,213     61,295,530     79,640,259
  Net (repayments) borrowings under note payable
    to stockholder...............................            --         14,000       (100,000)       340,462        300,462
  Issuance of common stock.......................            --          2,000             --             --             --
  Contribution of capital by stockholder.........            --        554,102      3,776,488      3,759,903             --
  Distributions to American International Cargo
    minority stockholder.........................    (1,367,328)    (2,106,000)    (1,535,972)    (1,540,000)    (1,840,000)
  Distributions to stockholder...................    (8,830,125)   (13,730,711)    (2,966,524)    (2,580,655)      (693,419)
                                                   ------------   ------------   ------------   ------------   ------------
        Net cash provided by financing
          activities.............................    42,271,137     67,785,986     17,153,241      7,968,162     14,208,727
                                                   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in cash......................     3,575,093     (3,644,013)     1,232,393      2,245,128        957,789
Cash, beginning of period........................     1,160,880      4,735,973      1,091,960      1,091,960      2,324,353
                                                   ------------   ------------   ------------   ------------   ------------
Cash, end of period..............................  $  4,735,973   $  1,091,960   $  2,324,353   $  3,337,088   $  3,282,142
                                                   ============   ============   ============   ============   ============
Supplemental disclosure of cash flow
  information -- Cash paid during the period for
  interest.......................................  $  7,677,452   $ 16,334,750   $ 21,806,688   $ 13,688,820   $ 18,916,308
                                                   ============   ============   ============   ============   ============

Noncash operating and investing activities:

  In 1994, the Companies transferred assets with a net book value of $738,094 from property and equipment to aircraft held for resale.

  In 1995, the sole stockholder sold 80% of Grand Holdings, Inc. The nonmonetary combining effect on the Companies was $8,193,747.

  In 1995, the Companies refinanced $680,000 of notes payable to a bank on a long-term basis.

  In 1995, the sole stockholder of the Companies contributed property and equipment of $6,453,572.

  In 1996, the Companies transferred assets with a net book value of $1,436,000 from aircraft held for resale to property and equipment.

  In 1996, the Companies transferred assets with a net book value of $1,376,608 from property and equipment to inventory.

  In 1996, the Companies received $795,030 in restricted cash from customers for deposit.

  In 1996, the Companies deferred a $878,894 loss on the sale-leaseback of an aircraft held for resale.

  In 1997 (unaudited), the Companies sold certain assets held for resale for $1,150,000 in exchange for accounts receivable and reduction of outstanding liabilities.

  In 1997 (unaudited), the Companies received $2,241,894 in restricted cash from customers for deposit.

  In 1997 (unaudited), the Companies transferred assets with a net book value of $137,000 from inventory to property and equipment.

  In 1997 (unaudited), the Companies transferred assets with a net book value of $635,774 from property and equipment to assets held for resale.

  In 1997 (unaudited), the Companies netted $217,086 due under notes receivable with outstanding liabilities.

  In 1997 (unaudited), the Companies deferred a gain of $30,255,291 on the sale of 16 Boeing 727 aircraft to Kitty Hawk.

                  See notes to combined financial statements.

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business Description -- American International Airways, Inc. and its related companies (the "Companies") provide worldwide scheduled air cargo and charter services. The scheduled air cargo delivery business includes an overnight freight service operating within a network of North American cities. By integrating their scheduled and charter freight business and scheduled air cargo from the United States to the Far East, the Companies are able to provide air express delivery of virtually any type of air freight throughout the world. The Companies also provide a wide variety of aviation services, including ground handling support and airframe and engine maintenance and overhaul for their own aircraft and for other aircraft operators, travel services for the Companies' flight crews and maintenance personnel, and air charter management and services for the Companies.

  Significant Accounting Policies:

     Principles of Combined Financial Statements -- The combined financial statements include the accounts of American International Airways, Inc. and its 60% owned partnership, American International Cargo ("AIA"); and related companies Kalitta Flying Services, Inc. ("KFS"), O.K. Turbines, Inc. ("O.K."), American International Travel, Inc. ("AIT") and Flight One Logistics, Inc. ("FOL") (collectively referred to as the "Companies"). Combined financial statements are presented because AIA and the related companies are owned by the same individual and are operated by common management. All significant intercompany accounts and transactions have been eliminated.

     Interim Financial Statements -- The combined financial statements as of and for the nine months ended September 30, 1996 and 1997 reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Financial Instruments of the Companies consist principally of accounts receivable, accounts payable, notes payable to stockholder, debt and letters of credit. The recorded value of financial instruments included in the financial statements approximates fair value.


     Restricted Cash represents passenger customer deposits held in escrow with a corresponding credit to deferred revenue until the charter services are provided. In addition, at September 30, 1997, $11 million was held in escrow for the modification of a Boeing 747 aircraft (unaudited).


     Accounts Receivable are net of an allowance of $2,062,000 and $2,389,000 for the years ended December 31, 1995 and 1996 and $3,381,000 for the nine months ended September 30, 1997 (unaudited), respectively.

     Expendable Parts and Supplies are carried at the lower of cost (using the first-in, first-out method or average cost convention) or market.

     Aircraft Held for Resale -- The Companies may periodically purchase aircraft for resale. These aircraft are carried at the lower of cost or net realizable value. The long-term portion of debt associated with these aircraft is classified as current (Note 4). The sale of such assets is expected within twelve months.

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Property and Equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

                                                              YEARS
                                                              ------
Building and leasehold improvements.........................  5 - 40
Aircraft....................................................  5 - 14
Equipment...................................................  3 - 10
Rotable parts...............................................  3 -  7

     During 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to these assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS 121 is required to be adopted for the Companies' 1996 fiscal year. The Companies have completed the process of evaluating the impact on the combined financial statements that will result from adopting SFAS 121 and does not believe the effect to be material.

     Rotable Parts are net of an allowance of $1,016,667 and $816,667 for the years ended December 31, 1995 and 1996 and $1,016,667 for the nine months ended September 30, 1997 (unaudited), respectively.

     Aircraft In Modification includes aircraft in the process of being converted from passenger to freighter configuration.

     Accounts Payable Trade includes bank overdrafts of $4,954,225 and $4,812,147 at December 31, 1995 and 1996 and $5,430,166 at September 30, 1997
(unaudited), respectively.

     Revenue Recognition -- Revenue from scheduled and chartered services represent charges for movement of air cargo and passengers and is recognized when movement is complete. Revenue for maintenance, overhaul and repair services is recognized when services are rendered.

     Export Sales -- The Companies consider sales of services to unaffiliated customers in foreign countries as export sales.

     Taxes on Income -- The Companies have elected to be taxed as S Corporations under the Internal Revenue Code. As S Corporations, the income of the Companies is taxable to the sole stockholder and, accordingly, these combined financial statements do not include a provision for corporate income taxes.

     Approximately $3,390,000 of the Companies' retained earnings at December 31, 1996 was earned prior to the S Corporation elections and would be taxed to the sole stockholder in the event of distribution.

     The unaudited pro forma provision for income taxes reported on the combined statements of operations shows the approximate federal and state income taxes (by applying statutory rates) that would have been incurred if the Companies had been subject to tax as a C Corporation. No tax benefit has been provided for the year ended December 31, 1996 and for the nine months ended September 30, 1996 and 1997 due to the uncertainty of the Companies' ability to recover such benefits.

     Interest Costs -- Interest on funds used to finance the acquisition and modification of aircraft up to the date the asset is placed in service is capitalized and included in the cost of the asset. Interest capitalized during the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 was $668,000, $1,692,000, $562,000 and $533,000,
respectively. No interest cost was capitalized for the nine months ended September 30, 1997 (unaudited).

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Foreign Transactions -- All significant monetary transactions of the Companies are denominated in U.S. currency.

     Reclassifications -- Certain reclassifications were made to the 1994, 1995 and 1996 financial statements to conform with the classifications used in 1997.

2. ACQUISITION AND DISPOSAL OF RELATED COMPANY

     On December 31, 1994, the sole stockholder of the Companies acquired all outstanding shares of Grand Holdings, Inc. ("GHI") for $8,875,100 in cash and notes. GHI operated a charter passenger service. The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the fair value of assets acquired and liabilities assumed. The primary assets acquired from the transaction were three aircraft.

     On June 30, 1995, the sole stockholder of the Companies sold 80% of his share in Grand Holdings, Inc. ("GHI"). Prior to June 30, 1995, the aircraft of GHI were distributed to the sole stockholder and in turn contributed to AIA.

3. NOTES PAYABLE TO BANK

     Notes payable to banks consist of the following:

                                                              DECEMBER 31,
                                                        -------------------------   SEPTEMBER 30,
                                                           1995          1996           1997
                                                        -----------   -----------   -------------
                                                                                     (UNAUDITED)
Current:
  Outstanding borrowings on a bridge loan with a bank
     (Note 10), at the bank's prime rate plus 2%
     (10.25% effective rate at December 31, 1996),
     expires December 9, 1999. Under the terms of the
     bridge loan, the Companies may borrow up to
     $14,250,000 to cover the purchase and
     modification of certain aircraft until permanent
     financing is obtained. The principal collateral
     for the bridge loan is the related aircraft. The
     loan is also secured by all assets of KFS and the
     assignment of a life insurance policy on the
     stockholder and the guaranty of the
     stockholder......................................  $ 9,456,496   $        --     $        --
  Outstanding borrowings on a $3,000,000 revolving
     credit agreement with a bank under which the
     Companies may borrow up to 75% on eligible
     accounts receivable. The agreement calls for
     interest at the bank's prime rate plus .5% (8.75%
     effective rate at December 31, 1996). Security
     consists of accounts receivable and the guaranty
     of the stockholder and the minority interest
     holder of American International Cargo...........    2,770,000     1,024,035       2,994,849
                                                        -----------   -----------     -----------
          Total.......................................  $12,226,496   $ 1,024,035     $ 2,994,849
                                                        ===========   ===========     ===========

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

                                                              DECEMBER 31,
                                                        -------------------------   SEPTEMBER 30,
                                                           1995          1996           1997
                                                        -----------   -----------   -------------
                                                                                     (UNAUDITED)
Long-term, reclassified as current:
  Outstanding borrowings on a $60,000,000 revolving
     credit agreement with a bank under which the
     Companies may borrow on eligible accounts
     receivable, a percentage of eligible rotable and
     consumable parts and 50% of the fair value of
     eligible aircraft. The agreement calls for
     interest at the bank's prime rate plus 1.25%
     (9.5% effective at December 31, 1996). The
     agreement expires December 9, 1999 at which time
     the entire amount outstanding is due. At December
     31, 1996 and September 30, 1997 (unaudited), the
     credit available was $4,521,537 and $1,410,137,
     respectively. Security consists of accounts
     receivable and aircraft spare parts as well as an
     assignment of life insurance policy on the
     stockholder. Also secured by all assets of KFS
     and guaranteed by the stockholder................  $   --        $47,105,413     $55,434,351
                                                        ===========   ===========     ===========
Long-Term:
  Outstanding borrowings on a $40,000,000 revolving
     credit agreement with a bank under which the
     Companies may borrow on eligible accounts
     receivable. The agreement calls for interest at
     the bank's prime rate plus .5% (9% effective at
     December 31, 1995). The agreement expires June 1,
     1997 at which time the entire amount outstanding
     is due. Security consists of accounts receivable
     and aircraft spare parts as well as an assignment
     of life insurance policy on the stockholder. The
     note is also secured by all assets of KFS and
     guaranteed by the stockholder....................  $34,983,000   $        --     $        --
                                                        ===========   ===========     ===========


     These credit agreements include certain restrictive covenants. At December 31, 1996, the Companies were in violation of the following covenants: (1) maintaining a combined fixed charge ratio of 1 to 1 and (2) certain cross collateralization covenants. As a result of these and other non-financial loan covenant violations, all debt has been classified as current.


     At September 30, 1997 (unaudited), the Companies had failed to make certain principal payments and were in violation of the following covenants: (1) maintaining a minimum tangible net worth of not less than $60 million; (2) maintaining a minimum debt to net worth ratio of not more than 5 to 1 and (3) certain cross collateralization covenants. As a result of these and other non-financial loan covenant violations, all debt has been classified as current.

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

4. LONG-TERM DEBT

     Long-term debt consists of the following:


                                                            DECEMBER 31,           SEPTEMBER 30,
                                                     ---------------------------   -------------
                                                         1995           1996           1997
                                                     ------------   ------------   -------------
                                                                                    (UNAUDITED)
Various notes payable with interest rates ranging
  from 7.49% to 12%. Certain interest rates are at
  prime plus 1% to 2.5% (9.25% to 10.75% effective
  rates at December 31, 1996). The notes are
  secured by property and equipment with a net book
  value of $231,792,981. Certain notes are also
  secured by substantially all of the Companies'
  assets, and the personal guaranty of the
  stockholder......................................  $173,162,097   $190,221,394    $196,363,319
Less:
  Current maturities of long-term debt.............    37,608,059     31,568,769      88,072,920
  Outstanding debt on aircraft held for resale.....     4,836,553      2,741,671       3,666,587
                                                     ------------   ------------    ------------
          Total....................................    42,444,612     34,310,440      91,739,507
                                                     ------------   ------------    ------------
Net long-term debt, reclassified as current........            --    155,910,954     104,623,812
                                                     ------------   ------------    ------------
Net long-term debt.................................  $130,717,485   $         --    $         --
                                                     ============   ============    ============


     Without regard to the lenders exercising their right to demand payment, the aggregate amount of required payments on long-term debt and notes payable to bank (Note 3) as of December 31, 1996 are as follows:

1997...................................................  $ 35,334,475
1998...................................................    69,298,498
1999...................................................    75,547,575
2000...................................................    23,925,286
2001...................................................    19,417,825
Thereafter.............................................    14,827,183
                                                         ------------
          Total........................................  $238,350,842
                                                         ============


     These credit agreements include certain restrictive covenants. At December 31, 1996, the Companies were in violation of the following covenants: (1) maintaining a minimum net worth of not less than $78 million; (2) maintaining a debt service coverage ratio of not less than 1.2 to 1; (3) maintaining a maximum debt to net worth ratio of not more than 4 to 1; (4) maintaining an EBITDA ratio of not less than 1.1 to 1; and (5) certain cross collateralization covenants. As a result of these and other non-financial loan covenant violations, all debt has been classified as current.


     At September 30, 1997 (unaudited), the Companies had failed to make certain principal payments on indebtedness and were in violation of the following covenants: (1) ratio of earnings to fixed charges; (2) ratio of cash flow to fixed charges; (3) cash flow to coverage; (4) minimum net income; (5) current ratio; (6) tangible net worth; (7) shareholder's equity; (8) debt service coverage; (9) fixed charge coverage; (10) debt to net worth ratios; (11) certain cross collateralization covenants as well as restrictions relating to encumbering their assets. As a result of these and other non-financial loan covenant violations, all debt has been classified as current.

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Effective in July and August 1997, the Companies entered into agreements with certain lenders for the deferment of principal payments for a period of one to eight months. The aggregate monthly deferrals range from $693,000 to $2,824,000. The Companies are to make interest payments only during this period. At the end of the deferral periods, the Companies will resume principal payments in accordance with the terms of the loan agreement.

5. COMMON STOCK

     Common stock of the Companies is as follows:

                                                         DECEMBER 31,      SEPTEMBER 30,
                                                      ------------------   -------------
                                                       1995       1996         1997
                                                      -------    -------   -------------
                                                                            (UNAUDITED)
American International Airways, Inc., $1 par value;
  25,000 shares authorized, 25,000 shares issued and
  outstanding.......................................  $25,000    $25,000      $25,000
Kalitta Flying Services, Inc., $1 par value; 100,000
  shares authorized, 25,000 shares issued and
  outstanding.......................................   25,000     25,000       25,000
O.K. Turbines, Inc., $1 par value; 50,000 shares
  authorized, 1,000 shares issued and outstanding...    1,000      1,000        1,000
American International Travel, Inc., $1 par value;
  50,000 shares authorized, 1,000 shares issued and
  outstanding.......................................    1,000      1,000        1,000
Flight One Logistics, Inc., $1 par value; 50,000
  shares authorized, 1,000 shares issued and
  outstanding.......................................    1,000      1,000        1,000
                                                      -------    -------      -------
          Total.....................................  $53,000    $53,000      $53,000
                                                      =======    =======      =======

6. OPERATING LEASES

     The Companies lease office building, hangars, cargo storage, and related facilities under noncancelable operating leases which expire on various dates through 2011. In addition, the Companies periodically lease aircraft and other equipment under month-to-month lease agreements. Lease expense for all operating leases was $15,659,000, $24,095,000, $10,815,000, $7,576,000 and $6,094,000, for
the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 (unaudited), respectively.

     Aggregate future minimum rental payments required under noncancelable operating leases at December 31, 1996 are as follows:

                                                            AMOUNT
                                                          -----------
Years Ending December 31:
  1997..................................................  $ 3,177,000
  1998..................................................    1,950,000
  1999..................................................    1,620,000
  2000..................................................    1,006,000
  2001..................................................      789,000
  Thereafter............................................    5,685,000
                                                          -----------
          Total minimum rental payments.................  $14,227,000
                                                          ===========

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

7. EMPLOYEE SAVINGS PLAN

     The Companies have three separate 401(k) employee savings plans, covering substantially all employees. The Companies' contributions to the plans are discretionary and were $133,000, $158,000, $353,000, $4,430 and $91,771, for the
years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 (unaudited), respectively.

8. RELATED PARTY TRANSACTIONS

     The Companies lease certain aircraft to a company owned and operated by a relative of the sole stockholder of the Companies. In addition to providing services to unrelated third parties, the related company flies subcharter flights for the Companies and also provides lift capacity for the Companies' overnight scheduled cargo service. The Companies perform ground handling for the related company in certain locations. The related company also reimburses the Companies for certain applicable fuel, parking and landing and ground handling paid on the related company's behalf.

     The Companies also have certain transactions with an affiliated company that is partially owned by the Companies' sole stockholder. The remaining ownership of this affiliated company are relatives of the sole stockholder of the Companies. The Companies lease an office facility from this affiliated company for an annual rent of approximately $713,000. The lease expires May 14, 2007.

     Transactions and balances with related parties were as follows:

                                          DECEMBER 31,                     SEPTEMBER 30,
                              -------------------------------------   -----------------------
                                 1994         1995          1996         1996         1997
                              ----------   -----------   ----------   ----------   ----------
                                                                            (UNAUDITED)
Transactions and balances
  with sole stockholder:
  Note payable, noninterest
     bearing................  $       --   $   100,000   $       --   $       --   $  300,462
  Contribution of cash......          --       473,972    2,266,630           --           --
  Contribution of aircraft
     and equipment..........          --     6,453,572           --           --           --
Transactions with a company
  owned by a relative of the
  sole stockholder:
  Revenues..................     352,800    11,582,257    5,176,150    5,043,643      916,849
  Cost of revenues..........   2,366,288     6,097,447       28,727       28,646      121,511
  Sale of DC8...............          --     5,200,000           --           --           --
Transactions and balances
  with an affiliated
  company:
  Receivable from affiliated
  company...................          --            --           --           --      777,284
  Rental expense............          --            --           --           --      266,342
Transactions with GHI --
  Purchase of three DC8
  engines...................          --     1,950,000           --           --           --
Transactions with sole
  stockholder and relatives
  of the sole stockholder --
  Promotional revenues......     830,616     1,257,771    1,206,529      898,209      315,934
  Promotional expenses......   2,602,038     3,643,611    3,096,724    2,128,292    2,344,562

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

9. COMMITMENTS AND CONTINGENCIES

     Purchase Commitments -- In March 1997, the Companies committed to purchase three Boeing 747-200 aircraft and associated engines, four additional spare engines and certain other related spare parts for approximately $63,000,000. In connection with these purchase commitments, the Companies intend to modify these aircraft for approximately $24,000,000. The Companies took delivery of one of the aircraft and a spare engine on September 26, 1997, for $21 million and negotiated a revised agreement to purchase the remaining two aircraft and related spare parts for $42 million which includes a $1 million non-refundable deposit and a $1 million option purchase price which the seller can retain if the Companies fail to complete the purchase by February 16, 1998.

     In July 1997, the Companies purchased two L1011 aircraft for a total purchase price of $7,000,000. In connection with this purchase, the Companies have a commitment for the modification of these aircraft for $11,400,000.

     In addition, the Companies have a nonrefundable deposit of $320,000 with respect to a purchase commitment of $1,400,000. The realization of this deposit is dependent upon the Companies' ability to fulfill this purchase commitment.

     Letters of Credit -- The Companies' banks have issued to various airports and suppliers letters of credit totaling $5,071,000, $3,088,000, and $3,155,512, at December 31, 1995 and 1996 and September 30, 1997, respectively, against which accounts receivable are pledged as collateral. The last of the letters of credit expires in 1998.

     Legal Proceedings, Claims and Other -- The Companies are subject to legal proceedings and claims which have arisen in the ordinary course of business. Management intends to vigorously defend against these legal proceedings and believes, based upon the advice of legal counsel, that the outcome will not have a materially adverse effect on the Companies' financial position, results of operations, or cash flows.

     In January 1996, the FAA issued a series of Directives on certain Boeing 747 aircraft which were modified for freight hauling by GATX-Airlog Company, a subsidiary of General American Transportation Corp ("GATX"). The Directives, which became effective on January 30, 1996, were issued because of concerns relating to the integrity of the cargo door and surrounding floor area in the event the aircraft were operated at their maximum cargo capacity of approximately 220,000 pounds. In spite of the fact that the aircraft affected by the Directives have flown over 83,000 hours without incident, the Directives require certain modifications to be made to the aircraft. Absent such modifications, the Directives limit the cargo capacity of these aircraft to 120,000 lbs., a limit which restricts the Companies' ability to profitably operate the aircraft.

     One of each of the Companies' Boeing 747-200 and Boeing 747-100 freighters are affected by these Directives and have been out of service since January 1996. GATX has proposed a solution to the problem identified by one of the Directives which has been approved by the FAA. An appropriate means to test the proposed solution, however, has not yet been identified. Currently, the Companies anticipate modifying the Boeing 747-100 to be in compliance with a portion of the Directive for which the FAA has approved a solution by the latter half of 1998, which will allow the Companies to operate it with a reduced cargo capacity of 160,000 lbs. The Companies are awaiting engineering solutions to address the remaining Directives. If the cost necessary to fully implement these solutions and return both the Boeing 747-100 and -200 to maximum cargo capacity is uneconomical, the Companies may either operate one or both of the aircraft at limited load or use one or both for spare parts. The Companies are currently involved in litigation against GATX to recover the cost to repair these aircraft as well as revenues lost as a consequence of the aircraft downtime.

     In September 1996 pursuant to the FAA's National Aviation Safety Inspection Program, the Companies underwent a broad but routine inspection of all of the Companies' aircraft and maintenance operations. This

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

inspection resulted in a report from the FAA citing the Companies with a number of regulatory infractions, none of which were sufficiently serious to cause the FAA to curtail or otherwise restrict any of the Companies' operations. As a consequence of the FAA's inspection, however, the FAA and the Companies entered into a Consent Order in January 1997 which required the Companies to revise certain internal policies and procedures to address the regulatory violations noted in the inspection report as well as enforcement actions that had been pending prior to the inspection. Without admitting any fault, the Companies agreed to pay a fine of $450,000, one-third of which is suspended and will be forgiven if the Companies comply with all the terms of the Consent Order. At this time, management believes the Companies are in compliance with the Consent Order and expect the FAA to conduct another inspection of similar scope in the fourth quarter of 1997 to verify such compliance. The Consent Order also provides that it is a full and conclusive settlement of any civil penalties the Companies could incur for regulatory violations occurring before January 1, 1997, but does not preclude the FAA from taking enforcement action to revoke the Companies' air carrier operating certificate.

     Only six of the Companies' twenty Douglas DC-8 aircraft comply with the FAA Stage III noise control standards. The Companies may elect not to modify the fourteen remaining Douglas DC-8 aircraft to meet the Stage III noise control standards because the anticipated cost of approximately $3.5 million per aircraft (not including aircraft downtime) may exceed the economic benefits of such modifications. If the Companies cannot or do not modify these fourteen Douglas DC-8 aircraft, the Companies will have to remove these aircraft from service in the United States before January 1, 2000 and may have to replace them with other aircraft. In addition, thirteen of the Companies' Boeing 727 aircraft currently do not comply with the Stage III noise control standards. The Companies currently anticipate modifying their Boeing 727 fleet (at an anticipated cost of approximately $24 million) to be in compliance with the Stage III noise control standards by the applicable deadlines. However, there can be no assurance that the Companies will have sufficient funds or be able to obtain financing to cover the costs of these modifications or to replace such aircraft.

10. MAJOR CUSTOMERS

     The Companies had sales to two major customers which are entities of the United States Government, representing approximately 28%, 17%, 21%, 15% and 7% of combined revenues for the years ended December 31, 1994, 1995, 1996 and for the nine months ended September 30, 1996 and 1997 (unaudited), respectively. Accounts receivable from these customers were approximately $45,118,000, $12,024,000 and $3,997,000 at December 31, 1995, 1996 and September 30, 1997
(unaudited), respectively.

11. MANAGEMENT'S PLANS -- SALE OF AIRCRAFT AND PLANNED MERGER

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Companies (1) are experiencing difficulty in generating sufficient cash flows to meet their obligations and sustain their operations, (2) failed to make certain principal payments and are not in compliance with certain covenants of their long-term debt agreements (3) have negative working capital and (4) have incurred substantial losses subsequent to December 31, 1996. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Companies be unable to continue as a going concern. The Companies' continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet their obligations on a timely basis, to comply with the terms and covenants of their financing agreements, to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations from sources that are described below.

                      AMERICAN INTERNATIONAL AIRWAYS, INC.
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     On September 22, 1997, the Companies, the sole stockholder of the Companies, and Kitty Hawk, Inc. ("Kitty Hawk") entered into a merger agreement, under which each of the respective Companies will be merged with separate subsidiaries of Kitty Hawk, with each of the Companies surviving the merger as a direct, wholly owned subsidiary of Kitty Hawk. On October 23, 1997, the merger agreement was amended so that at the effective time of the merger, the outstanding shares of capital stock of four Companies (AIA, AIT, FOL and O.K.) will be converted, into the right to receive their prorata portion of 4,099,150 shares of Kitty Hawk common stock (unaudited). The outstanding shares of capital stock of KFS will be converted into the right to receive $20,000,000.


     Concurrent with the consummation of the merger agreement will be the closing of a proposed 4,100,000 share common stock offering (of which Kitty Hawk will sell 3,000,000 shares, not including up to 615,000 additional shares for which Kitty Hawk has granted the underwriters a 30 day option to purchase) and the consummation of a proposed note offering under Rule 144A of the Securities Act for $340,000,000 aggregate principal amount of senior secured notes of Kitty Hawk. The proceeds of the notes and a portion of the proceeds of the sale of shares will be used to pay the cash portion of the acquisition of the Companies and to refinance and restructure the outstanding debt of the Companies and Kitty Hawk.


     As an interim step toward the merger, on September 17, 1997, the Companies sold to Kitty Hawk sixteen Boeing 727-200 aircraft constituting the Companies' 727-200 fleet for approximately $51 million. This interim transaction was deemed necessary in order to generate cash to be used to pay for the acquisition of a Boeing 747 aircraft from an unrelated third party (see Note 9), to acquire an L-1011 aircraft and provide the Companies with working capital. As part of the transaction, the Companies assigned to Kitty Hawk all of its customer contracts relating to the aircraft sold. The purchase agreement provides the Companies the option to repurchase, no later than March 31, 1998, all except three of the 727-200 aircraft from Kitty Hawk at Kitty Hawk's purchase price, less $14 million for the three aircraft not subject to the option, plus any costs incurred by Kitty Hawk to maintain the repurchased aircraft. Similarly, Kitty Hawk has the option to require the Companies to repurchase, no later than December 31, 1997, all except three of the 727-200 aircraft at Kitty Hawk's purchase price less $14 million for the three aircraft not subject to the option, plus any costs incurred by Kitty Hawk to maintain the repurchased aircraft. At September 30, 1997, the Companies deferred a gain of approximately $30 million (unaudited) in connection with this transaction. This gain will be recognized if the merger is not finalized and the put and call options are not exercised.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses payable solely by the Company in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and expenses, are as follows:

SEC registration fee........................................  $   26,000
NASD filing fee.............................................       9,100
Nasdaq application fee......................................      17,500
Printing and engraving expenses.............................     175,000
Legal fees and expenses.....................................     375,000
Accounting fees and expenses................................     750,000
Blue sky fees and expenses..................................      10,000
Transfer agent and registrar fees...........................       5,000
Miscellaneous expenses......................................      50,000
                                                              ----------
          Total.............................................  $1,417,600
                                                              ==========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of the General Corporation Law of the State of Delaware ("Delaware Code") nor does it apply with respect to any liability in which the director (i) breached his duty of loyalty to the Company or its stockholders; (ii) did not act in good faith or, in failing to act, did not act in good faith; (iii) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) derived an improper personal benefit.

     The Certificate of Incorporation of the Company provides that the Company shall indemnify its directors and officers and former directors and officers to the fullest extent permitted by the Delaware Code. Pursuant to the provisions of
Section 145 of the Delaware Code, the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, or agent of the Company, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

     The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.


     Pursuant to the Merger Agreement, Kitty Hawk has agreed to indemnify each person who is, has been or becomes prior to the Effective Time, an officer, director, employee or agent of any of the Kalitta Companies against any Losses related to such person's service, as of or prior to the Effective Time, as an officer, director, employee or agent of any of the Kalitta Companies.



     The Company will at closing enter into indemnification agreements with each person who serves as a director of Kitty Hawk on the date hereof or who will be appointed to the Board of Directors on the closing date. Under the indemnification agreements, the Company will indemnify and advance expenses to each such person as an insured in any policy of directors' and officers' insurance maintained by the Company. Determinations as to an indemnitee's right to indemnification under the indemnification agreements are generally made, at the expense of the Company, by (i) a majority vote of disinterested directors,
(ii) special independent legal counsel, (iii) a majority of disinterested stockholders or (iv) a final adjudication by a court of competent jurisdiction. Notwithstanding the foregoing, after the occurrence of a defined change of control, determinations as to eligibility for indemnification under the indemnification agreements generally are required to be made, at the expense of the Company, by a court of competent jurisdiction or by independent legal counsel selected by the indemnitee. The rights to indemnification granted under the indemnification agreements are not exclusive of any other rights to indemnification that the indemnitee may have under the Company's certificate of incorporation, bylaws, directors' and officers' insurance or otherwise.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The Company granted certain options to Messrs. Reeves and Wadsworth in December 1995 and June 1996, respectively. See "Management -- Employee Compensation Plans and Arrangements." All such options were issued in connection with employment or consulting services rendered pursuant to Rule 701 and/or
Section 4(2) of the Securities Act and were exercised on June 27, 1996. In connection with the consummation of the Merger, the Company will issue 4,099,150 shares of Common Stock to Messrs. Kalitta, Kelsey, and two other individuals. All of the shares issued in connection with the Merger will be issued pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated pursuant to the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


         1.1***          -- Form of Underwriting Agreement.
         2.1***          -- Agreement and Plan of Merger, dated September 22, 1997
                            (the "Merger Agreement"), by and among Kitty Hawk and
                            certain of its subsidiaries, M. Tom Christopher, AIA,
                            AIT, FOL, KFS, OK and Conrad A. Kalitta.
         2.2***          -- Amendment No. 1 to the Merger Agreement, dated October
                            23, 1997, by and among Kitty Hawk and certain of its
                            subsidiaries, M. Tom Christopher, AIA, AIT, FOL, KFS, OK
                            and Conrad A. Kalitta.
         2.3***          -- Amendment No. 2 to the Merger Agreement, dated October
                            29, 1997, by and among Kitty Hawk and certain of its
                            subsidiaries, M. Tom Christopher, AIA, AIT, FOL, KFS, OK
                            and Conrad Kalitta.
         3.1             -- Certificate of Incorporation of Kitty Hawk, Inc. (the
                            "Company"), filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 33-85698) dated as of December 1994, which exhibit is
                            incorporated herein by reference.

         3.2             -- Amendment No. 1 to the Certificate of Incorporation of
                            the Company, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 33-85698) dated as of December 1994, which exhibit is
                            incorporated herein by reference.
         3.3             -- Bylaws of Kitty Hawk, filed as an Exhibit to the
                            Registrant's previously filed Registration Statement on
                            Form S-1 (Reg. No. 33-85698) dated as of October 1996,
                            which exhibit is incorporated herein by reference.
         3.4             -- Amendment No. 1 to Bylaws of Kitty Hawk, filed as an
                            Exhibit to the Registrant's previously filed Registration
                            Statement on Form S-1 (Reg. No. 33-85698) dated as of
                            October 1996, which exhibit is incorporated herein by
                            reference.
         4.1             -- Specimen Common Stock Certificate, filed as an Exhibit to the Registrant's previously filed Registration Statement
                            on Form S-1 (Reg. No. 333-8307) dated as of October 1996,
                            which exhibit is incorporated herein by reference.
         4.2***          -- Form of Stockholders' Agreement to be entered into among the Company, M. Tom Christopher and Conrad A. Kalitta.
         5.1***          -- Opinion of Haynes and Boone, LLP, regarding legality of the Common Stock being issued.
        10.1             -- Settlement Agreement dated as of August 22, 1994 by and between the Company, Aircargo, Leasing, M. Tom
                            Christopher, American International Airways, Inc. and
                            Conrad Kalitta, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 33-85698) dated as of December 1994, which exhibit is
                            incorporated herein by reference.
        10.2             -- Salary Continuation Agreement dated as of June 15, 1993 by and between the Company and M. Tom Christopher, filed
                            as an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 33-85698)
                            dated as of December 1994, which exhibit is incorporated
                            herein by reference.
        10.3             -- Split Dollar Insurance Agreement dated as of June 15,
                            1993 by and between the Company and James R. Craig, filed
                            as an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 33-85698)
                            dated as of December 1994, which exhibit is incorporated
                            herein by reference.
        10.4             -- Split Dollar Insurance Agreement dated as of June 15,
                            1993 by and between the Company and James R. Craig, filed
                            as an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 33-85698)
                            dated as of December 1994, which exhibit is incorporated
                            herein by reference.
        10.5             -- Kitty Hawk, Inc. Amended and Restated Omnibus Securities
                            Plan, dated as of September 3, 1996, filed as an Exhibit
                            to the Registrant's previously filed Registration
                            Statement on Form S-1 (Reg. No. 333-8307) dated as of
                            October 1996, which exhibit is incorporated herein by
                            reference.
        10.6             -- Kitty Hawk, Inc. Amended and Restated Employee Stock
                            Purchase Plan, dated as of September 3, 1996, filed as an
                            Exhibit to the Registrant's previously filed Registration
                            Statement on Form S-1 (Reg. No. 333-8307) dated as of
                            October 1996, which exhibit is incorporated herein by
                            reference.
        10.7             -- Kitty Hawk, Inc. Amended and Restated Annual Incentive
                            Compensation Plan, dated as of September 3, 1996, filed
                            as an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 333-8307)
                            dated as of October 1996, which exhibit is incorporated
                            herein by reference.
        10.8             -- Kitty Hawk, Inc. 401(k) Savings Plan, filed as an Exhibit to the Registrant's previously filed Registration
                            Statement on Form S-1 (Reg. No. 33-85698) dated as of
                            December 1994, which exhibit is incorporated herein by
                            reference.

        10.9             -- Employment Agreement dated as of October 27, 1994 by and between the Company and M. Tom Christopher, filed as an
                            Exhibit to the Registrant's previously filed Registration
                            Statement on Form S-1 (Reg. No. 33-85698) dated as of
                            December 1994, which exhibit is incorporated herein by
                            reference.
        10.10            -- Amended and Restated Employment Agreement dated as of
                            June 12, 1996 by and between the Company and Richard R.
                            Wadsworth, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.11            -- Amended and Restated Employment Agreement dated as of
                            December 31, 1995 by and between the Company and Tilmon
                            J. Reeves, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.12            -- Purchase Agreement between Federal Express Corporation
                            and Postal Air, Inc. (predecessor to the Company) dated
                            as of October 22, 1992 (the "FEASI Agreement"), filed as
                            an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 333-8307)
                            dated as of October 1996, which exhibit is incorporated
                            herein by reference.
        10.13            -- Amendment No. 1 dated November 17, 1992 to the FEASI
                            Agreement, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.14            -- Amendment No. 2 dated February 1993 to the FEASI
                            Agreement, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.15            -- Amendment No. 3 dated June 11, 1993 to the FEASI
                            Agreement, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.16            -- Amendment No. 4 dated May 10, 1994 to the FEASI
                            Agreement, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.17            -- Amendment No. 5 dated September 29, 1995 to the FEASI
                            Agreement, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.18            -- Amendment No. 6 dated December 6, 1996 to the FEASI
                            Agreement, filed as an Exhibit to the Company's Form 10-Q
                            for the quarter ended November 30, 1996, which exhibit is
                            incorporated herein by reference.
        10.19            -- Amended and Restated Credit Agreement (the "Credit
                            Agreement"), dated as of August 14, 1996, by and among
                            the Company, Wells Fargo Bank (Texas), National
                            Association ("WFB") and Bank One, Texas, N.A. ("BOT"),
                            filed as an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 333-8307)
                            dated as of October 1996, which exhibit is incorporated
                            herein by reference.

        10.20***         -- Agreement, dated July 20, 1995, between American
                            International Airways, Inc. and the Pilots, Co-Pilots and
                            Flight Engineers in the service of American International
                            Airways, Inc., as represented by The International
                            Brotherhood of Teamsters -- Airline Division.
        10.21*           -- Form of Employment Agreement to be entered into by and
                            between Conrad A. Kalitta and AIA.
        10.22*           -- Amended and Restated Consulting Agreement by and between
                            Conrad A. Kalitta and AIA.
        10.23***         -- First Amendment to the Credit Agreement, dated September
                            17, 1997, by and among the Company, WFB and BOT.
        10.24*           -- License Agreement (the "License Agreement"), dated May
                            15, 1995, by and between Roadway Global Air, Inc. ("RGA")
                            and American International Freight ("AIF"), a division of
                            AIA.
        10.25*           -- Amendment to License Agreement, dated August 14, 1997, by and between RGA and AIF.
        12.1*            -- Statement of Computation of ratio of earnings to fixed
                            charges.
        21.1             -- Subsidiaries of the Registrant, filed as an Exhibit to
                            the Registrant's previously filed Registration Statement
                            on Form S-1 (Reg. No. 333-8307) dated as of October 1996,
                            which exhibit is incorporated herein by reference.
        23.1*            -- Consent of Ernst & Young LLP.
        23.2*            -- Consent of Deloitte & Touche LLP.
        23.3             -- Consent of Haynes and Boone, LLP (contained in legal
                            opinion).
        24.1***          -- The power of attorney of officers and directors of the
                            Company.


---------------

  * Filed herewith.

 ** To be filed by amendment.

*** Previously filed.

     (b) Financial Statement Schedule and Auditors' Report on Schedule:

Schedules filed

     The Kalitta Companies -- Schedule II Valuation and Qualifying Accounts

     No other financial statement schedules are filed as part of this Registration Statement since the required information is included in the financial statements, including the notes thereto, or circumstances requiring the inclusion of such schedules are not present.

ITEM 17. UNDERTAKINGS

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 12th day of November, 1997.


                                            KITTY HAWK, INC.

                                            By:  /s/ RICHARD R. WADSWORTH

                                              ----------------------------------
                                                     Richard R. Wadsworth
                                              Senior Vice President -- Finance,
                                                             Chief
                                               Financial Officer and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 12th day of November, 1997.


                        NAME                                           CAPACITIES
                        ----                                           ----------

               /s/ M. TOM CHRISTOPHER*                 Chairman of the Board of Directors and
-----------------------------------------------------    Chief Executive Officer
                 M. Tom Christopher

                /s/ TILMON J. REEVES*                  President, Chief Operating Officer and
-----------------------------------------------------    Director
                  Tilmon J. Reeves

              /s/ RICHARD R. WADSWORTH                 Senior Vice President -- Finance, Chief
-----------------------------------------------------    Financial Officer, Secretary and
                Richard R. Wadsworth                     Director and Principal Financial and
                                                         Accounting Officer

                /s/ TED J. COONFIELD*                  Director
-----------------------------------------------------
                  Ted J. Coonfield

                 /s/ JAMES R. CRAIG*                   Director
-----------------------------------------------------
                   James R. Craig

                 /s/ LEWIS S. WHITE*                   Director
-----------------------------------------------------
                   Lewis S. White

             */s/  RICHARD R. WADSWORTH
-----------------------------------------------------
                Richard R. Wadsworth
            (As Attorney-in-Fact for each
                  person indicated)

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of American International Airways, Inc. and Related Companies
Ypsilanti, Michigan

     We have audited the combined financial statements of American International Airways, Inc. and related companies (collectively, the "Companies") as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated October 16, 1997 (which report expresses an unqualified opinion and includes an explanatory paragraph which indicates that there are matters that raise substantial doubt about the Companies' ability to continue as a going concern); such financial statements and report are included elsewhere in this Form S-1. Our audits also included the financial statement schedule of the Companies, listed in Item 16. This financial statement schedule is the responsibility of the Companies' management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ann Arbor, Michigan
October 16, 1997                            DELOITTE & TOUCHE LLP

           AMERICAN INTERNATIONAL AIRWAYS, INC. AND RELATED COMPANIES

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                         ADDITIONS
                                                 --------------------------
                                                                 CHARGED       DEDUCTIONS-
                                                 CHARGED TO      TO OTHER      WRITE-OFFS
                                     BALANCE     COSTS AND      ACCOUNTS-          AND          BALANCE
                                    JANUARY 1     EXPENSES     ACQUISITIONS     DISPOSALS     DECEMBER 31
                                    ---------    ----------    ------------    -----------    -----------
DOUBTFUL ACCOUNTS RESERVES
For the Year Ended December 31,
  1996............................   $2,062        $1,011                        $  (684)       $2,389
  1995............................    1,950         1,862                         (1,750)        2,062
  1994............................    1,363         2,231                         (1,644)        1,950

[This page contains a series of pictures of airplanes being loaded and unloaded and of the control room of Kitty Hawk.]

                            [KITTY HAWK, INC. LOGO]
                                KITTY HAWK, INC.

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                      ITEM
        -------                                      ----
         1.1***          -- Form of Underwriting Agreement.
         2.1***          -- Agreement and Plan of Merger, dated September 22, 1997
                            (the "Merger Agreement"), by and among Kitty Hawk and
                            certain of its subsidiaries, M. Tom Christopher, AIA,
                            AIT, FOL, KFS, OK and Conrad A. Kalitta.
         2.2***          -- Amendment No. 1 to the Merger Agreement, dated October
                            23, 1997, by and among Kitty Hawk and certain of its
                            subsidiaries, M. Tom Christopher, AIA, AIT, FOL, KFS, OK
                            and Conrad A. Kalitta.
         2.3***          -- Amendment No. 2 to the Merger Agreement, dated October
                            29, 1997, by and among Kitty Hawk and certain of its
                            subsidiaries, M. Tom Christopher, AIA, AIT, FOL, KFS, OK
                            and Conrad Kalitta.
         3.1             -- Certificate of Incorporation of Kitty Hawk, Inc. (the
                            "Company"), filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 33-85698) dated as of December 1994, which exhibit is
                            incorporated herein by reference.
         3.2             -- Amendment No. 1 to the Certificate of Incorporation of
                            the Company, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 33-85698) dated as of December 1994, which exhibit is
                            incorporated herein by reference.
         3.3             -- Bylaws of Kitty Hawk, filed as an Exhibit to the
                            Registrant's previously filed Registration Statement on
                            Form S-1 (Reg. No. 33-85698) dated as of October 1996,
                            which exhibit is incorporated herein by reference.
         3.4             -- Amendment No. 1 to Bylaws of Kitty Hawk, filed as an
                            Exhibit to the Registrant's previously filed Registration
                            Statement on Form S-1 (Reg. No. 33-85698) dated as of
                            October 1996, which exhibit is incorporated herein by
                            reference.
         4.1             -- Specimen Common Stock Certificate, filed as an Exhibit to the Registrant's previously filed Registration Statement
                            on Form S-1 (Reg. No. 333-8307) dated as of October 1996,
                            which exhibit is incorporated herein by reference.
         4.2***          -- Form of Stockholders' Agreement to be entered into among the Company, M. Tom Christopher and Conrad A. Kalitta.
         5.1***          -- Opinion of Haynes and Boone, LLP, regarding legality of the Common Stock being issued.
        10.1             -- Settlement Agreement dated as of August 22, 1994 by and between the Company, Aircargo, Leasing, M. Tom
                            Christopher, American International Airways, Inc. and
                            Conrad Kalitta, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 33-85698) dated as of December 1994, which exhibit is
                            incorporated herein by reference.
        10.2             -- Salary Continuation Agreement dated as of June 15, 1993 by and between the Company and M. Tom Christopher, filed
                            as an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 33-85698)
                            dated as of December 1994, which exhibit is incorporated
                            herein by reference.
        10.3             -- Split Dollar Insurance Agreement dated as of June 15,
                            1993 by and between the Company and James R. Craig, filed
                            as an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 33-85698)
                            dated as of December 1994, which exhibit is incorporated
                            herein by reference.

        EXHIBIT
         NUMBER                                      ITEM
        -------                                      ----
        10.4             -- Split Dollar Insurance Agreement dated as of June 15,
                            1993 by and between the Company and James R. Craig, filed
                            as an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 33-85698)
                            dated as of December 1994, which exhibit is incorporated
                            herein by reference.
        10.5             -- Kitty Hawk, Inc. Amended and Restated Omnibus Securities
                            Plan, dated as of September 3, 1996, filed as an Exhibit
                            to the Registrant's previously filed Registration
                            Statement on Form S-1 (Reg. No. 333-8307) dated as of
                            October 1996, which exhibit is incorporated herein by
                            reference.
        10.6             -- Kitty Hawk, Inc. Amended and Restated Employee Stock
                            Purchase Plan, dated as of September 3, 1996, filed as an
                            Exhibit to the Registrant's previously filed Registration
                            Statement on Form S-1 (Reg. No. 333-8307) dated as of
                            October 1996, which exhibit is incorporated herein by
                            reference.
        10.7             -- Kitty Hawk, Inc. Amended and Restated Annual Incentive
                            Compensation Plan, dated as of September 3, 1996, filed
                            as an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 333-8307)
                            dated as of October 1996, which exhibit is incorporated
                            herein by reference.
        10.8             -- Kitty Hawk, Inc. 401(k) Savings Plan, filed as an Exhibit to the Registrant's previously filed Registration
                            Statement on Form S-1 (Reg. No. 33-85698) dated as of
                            December 1994, which exhibit is incorporated herein by
                            reference.
        10.9             -- Employment Agreement dated as of October 27, 1994 by and between the Company and M. Tom Christopher, filed as an
                            Exhibit to the Registrant's previously filed Registration
                            Statement on Form S-1 (Reg. No. 33-85698) dated as of
                            December 1994, which exhibit is incorporated herein by
                            reference.
        10.10            -- Amended and Restated Employment Agreement dated as of
                            June 12, 1996 by and between the Company and Richard R.
                            Wadsworth, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.11            -- Amended and Restated Employment Agreement dated as of
                            December 31, 1995 by and between the Company and Tilmon
                            J. Reeves, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.12            -- Purchase Agreement between Federal Express Corporation
                            and Postal Air, Inc. (predecessor to the Company) dated
                            as of October 22, 1992 (the "FEASI Agreement"), filed as
                            an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 333-8307)
                            dated as of October 1996, which exhibit is incorporated
                            herein by reference.
        10.13            -- Amendment No. 1 dated November 17, 1992 to the FEASI
                            Agreement, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.14            -- Amendment No. 2 dated February 1993 to the FEASI
                            Agreement, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.

        EXHIBIT
         NUMBER                                      ITEM
        -------                                      ----
        10.15            -- Amendment No. 3 dated June 11, 1993 to the FEASI
                            Agreement, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.16            -- Amendment No. 4 dated May 10, 1994 to the FEASI
                            Agreement, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.17            -- Amendment No. 5 dated September 29, 1995 to the FEASI
                            Agreement, filed as an Exhibit to the Registrant's
                            previously filed Registration Statement on Form S-1 (Reg.
                            No. 333-8307) dated as of October 1996, which exhibit is
                            incorporated herein by reference.
        10.18            -- Amendment No. 6 dated December 6, 1996 to the FEASI
                            Agreement, filed as an Exhibit to the Company's Form 10-Q
                            for the quarter ended November 30, 1996, which exhibit is
                            incorporated herein by reference.
        10.19            -- Amended and Restated Credit Agreement (the "Credit
                            Agreement"), dated as of August 14, 1996, by and among
                            the Company, Wells Fargo Bank (Texas), National
                            Association ("WFB") and Bank One, Texas, N.A. ("BOT"),
                            filed as an Exhibit to the Registrant's previously filed
                            Registration Statement on Form S-1 (Reg. No. 333-8307)
                            dated as of October 1996, which exhibit is incorporated
                            herein by reference.
        10.20***         -- Agreement, dated July 20, 1995, between American
                            International Airways, Inc. and the Pilots, Co-Pilots and
                            Flight Engineers in the service of American International
                            Airways, Inc., as represented by The International
                            Brotherhood of Teamsters -- Airline Division.
        10.21*           -- Form of Employment Agreement to be entered into by and
                            between Conrad A. Kalitta and AIA.
        10.22*           -- Amended and Restated Consulting Agreement by and between
                            Conrad A. Kalitta and AIA.
        10.23***         -- First Amendment to the Credit Agreement, dated September
                            17, 1997, by and among the Company, WFB and BOT.
        10.24*           -- License Agreement (the "License Agreement"), dated May
                            15, 1995, by and between Roadway Global Air, Inc. ("RGA")
                            and American International Freight ("AIF"), a division of
                            AIA.
        10.25*           -- Amendment to License Agreement, dated August 14, 1997, by and between RGA and AIF.
        12.1*            -- Statement of Computation of ratio of earnings to fixed
                            charges.
        21.1             -- Subsidiaries of the Registrant, filed as an Exhibit to
                            the Registrant's previously filed Registration Statement
                            on Form S-1 (Reg. No. 333-8307) dated as of October 1996,
                            which exhibit is incorporated herein by reference.
        23.1*            -- Consent of Ernst & Young LLP.
        23.2*            -- Consent of Deloitte & Touche LLP.
        23.3             -- Consent of Haynes and Boone, LLP (contained in legal
                            opinion).
        24.1***          -- The power of attorney of officers and directors of the
                            Company.


---------------

  * Filed herewith.

 ** To be filed by amendment.

*** Previously filed.